As filed with the Securities and Exchange Commission on January 10, 2008

Registration No. 333-148550

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

AMENDMENT NO. 1

TO

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

RENESOLA LTD

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

British Virgin Islands	3674	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

No. 8 Baoqun Road, YaoZhuang

Jiashan, Zhejiang 314117

People’s Republic of China

(86-573) 8477-3058

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

CT Corporation System

111 Eighth Avenue

New York, New York 10011

(212) 664-1666

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David T. Zhang, Esq. Latham & Watkins LLP 41st Floor, One Exchange Square 8 Connaught Place, Central, Hong Kong (852) 2912-2503	Matthew D. Bersani, Esq. Shearman & Sterling LLP 12/F, Gloucester Tower, The Landmark 15 Queen’s Road, Central, Hong Kong (852) 2978-8096

Approximate date of commencement of proposed sale to the public: as soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.   ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum aggregate offering price per share	Proposed maximum aggregate offering price (1)	Amount of registration fee(4)
Shares of no par value (2)(3)	23,000,000	$8.79	$202,170,000	$7,945

(1)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(a) under the Securities Act of 1933.
(2)	Includes shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public, and also includes shares that may be purchased by the underwriters pursuant to an over-allotment option. These shares are not being registered for the purpose of sales outside the United States.
(3)	American depositary shares issuable upon deposit of the shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No.333-148559). Each American depositary share represents two shares.
(4)	Previously paid $7,860.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. Neither we nor the selling shareholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                     , 2008

PROSPECTUS

10,000,000 American Depositary Shares

ReneSola Ltd

Representing 20,000,000 Shares

We are selling 9,212,500 American depositary shares, or ADSs, and the selling shareholders named in this prospectus are selling 787,500 ADSs. Each ADS represents two shares of no par value. We will not receive any proceeds from the sale of ADSs by the selling shareholders. We and the selling shareholders have granted the underwriters an option to purchase up to 1,500,000 ADSs to cover over-allotments.

Prior to this offering, there has been no public market for our ADSs. Our shares are currently traded on the Alternative Investment Market of the London Stock Exchange, or AIM. The closing price of our shares on AIM on January 9, 2008 was £4.28, which was equivalent to approximately $16.74 per ADS based on the federal reserve noon buying rate of £1.00 to $1.9564 in effect on that date. The initial public offering price of the ADSs being sold in this offering will be determined by reference to the closing price of our shares on AIM on the pricing date after taking into account prevailing market conditions and other factors, and will not be greater than 5% above the closing price, nor less than 10% below the closing price, of our shares on AIM on the pricing date, adjusting to account for the ratio of two shares per ADS.

We have received approval for listing the ADSs on the New York Stock Exchange under the symbol “SOL.”

Investing in the ADSs involves risks. See “ Risk Factors” beginning on page 10.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds to ReneSola Ltd (before expenses)	$	$
Proceeds to the selling shareholders (before expenses)	$	$

The underwriters expect to deliver the ADSs to purchasers on or about                     , 2008.

Credit Suisse	Deutsche Bank Securities

Piper Jaffray	CIBC World Markets	Lazard Capital Markets

The date of this prospectus is                     , 2008

ReneSola

Inspired by the Sun

A leading Chinese manufacturer of solar wafers

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, the ADSs only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the ADSs.

Until             , 2008 (25 days after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS SUMMARY

The following summary contains basic information about this offering. It may not contain all of the information that is important to you. For a more complete understanding of this offering, we encourage you to read this entire prospectus and the documents to which we refer you. The following summary should be read in conjunction with the more detailed information and financial statements, including the related notes, appearing elsewhere in this prospectus. For a discussion of certain factors you should consider before deciding to invest in our common stock, see “Risk Factors.”

Overview

We are a leading Chinese manufacturer of solar wafers, which are thin sheets of crystalline silicon material primarily used in the production of solar cells. Our customers include some of the leading global manufacturers of solar cells and modules, such as JA Solar Co., Ltd., Motech Industries Inc., Solarfun Power Holding Ltd., Suntech Power Co. Ltd. and Topco Technologies Corp.

We have focused historically on manufacturing monocrystalline wafers and have accumulated extensive experience and expertise in developing and using monocrystalline wafer production technologies. We primarily offer 125 mm by 125 mm monocrystalline wafers with a thickness of 200 microns. In the second quarter of 2007, we also began to offer 156 mm by 156 mm monocrystalline wafers with a thickness of 200 microns at customers’ requests. As part of our expansion plan, we began the production of multicrystalline wafers in the third quarter of 2007. Monocrystalline cells are made from monocrystalline wafers. Solar power products that use monocrystalline cells generally yield higher conversion efficiencies, which refers to the ability of solar power products to convert sunlight into electrical energy. On the other hand, multicrystalline wafers are less expensive to produce and have less stringent raw material requirements. With our production of multicrystalline wafers, we expect to realize cost synergies by utilizing some of the silicon materials reclaimable from our monocrystalline wafer production process.

We possess one of the largest solar wafer manufacturing plants in China based on production output in 2006. As of December 31, 2007, we had annual ingot manufacturing capacity of approximately 378 megawatts, or MW, consisting of monocrystalline ingot manufacturing capacity of approximately 218 MW and multicrystalline ingot manufacturing capacity of approximately 160 MW, and solar wafer manufacturing capacity of approximately 305 MW. We calculate our solar wafer manufacturing capacity based on the ingot manufacturing capacity and solar wafer slicing capacity of our installed equipment on an annualized basis. We measure our wafer manufacturing capacity in MW according to certain assumed conversion efficiency rates for solar cells using our solar wafers. See “—Conventions Used in this Prospectus.” To further capitalize on rising global demand for solar wafers, we intend to increase our annual ingot manufacturing capacity to approximately 645 MW, consisting of monocrystalline ingot manufacturing capacity of approximately 325 MW and multicrystalline ingot manufacturing capacity of approximately 320 MW, and our solar wafer manufacturing capacity to approximately 585 MW by the end of 2008. However, we cannot assure you that we will achieve our 2008 expansion plan. See “Risk Factors—Risks Related to Our Business—Our dependence on a limited number of third-party suppliers for key manufacturing equipment could prevent us from timely fulfillment of customer orders and successful execution of our expansion plans.”

By using proprietary technologies, processes and know-how, we manufacture solar wafers primarily from a wide range of reclaimable silicon raw materials, including broken wafers and broken cells that are difficult to process but less expensive than other reclaimable silicon raw materials. We believe this affords us significant advantages over many of our competitors who rely substantially on virgin polysilicon sourced from the spot market and reclaimable silicon raw materials that are easier to process but more expensive. Our solar wafers are comparable in quality and performance to those made from solar-grade virgin polysilicon because of our use of a high percentage of semiconductor-grade reclaimable silicon materials and our proven process technologies.

We believe we are well positioned to address the challenges presented by the current industry-wide shortage of silicon raw materials. We have established an extensive global network of suppliers and maintain dedicated procurement personnel in China, the United States and Singapore to facilitate close contact with our suppliers. Aiming to enhance our competitive advantage as a low-cost producer and to secure a reliable long-term supply of feedstock, we have taken steps to expand into upstream polysilicon manufacturing.

We have grown rapidly since we began manufacturing solar wafers and related products in 2005. Our net revenues increased significantly from $5.1 million in 2005 to $84.4 million in 2006 and from $52.1 million for the nine months ended September 30, 2006 to $152.9 million for the nine months ended September 30, 2007. Our income from operations increased from $0.6 million in 2005 to $22.2 million in 2006 and from $14.2 million for the nine months ended September 30, 2006 to $28.4 million for the nine months ended September 30, 2007. Our net income increased from $1.2 million in 2005 to $25.3 million in 2006 and from $16.0 million for the nine months ended September 30, 2006 to $25.5 million for the nine months ended September 30, 2007.

Our Industry

Solar power is one of the rapidly growing renewable energy sources today, and the solar power market has grown significantly over the past decade. According to Solarbuzz LLC, or Solarbuzz, an independent solar energy research firm, the global solar power market, as measured by annual solar power system installed capacities, grew at a compound annual growth rate, or CAGR, of 42.2% from 427 MW in 2002 to 1,744 MW in 2006. In one of Solarbuzz’s forecasts, annual solar power system installed capacities may further increase to 7,630 MW in 2011, and solar power industry revenue may increase from $10.6 billion in 2006 to $31.5 billion in 2011. However, historical and current market data on the solar power industry are not as readily available as those for established industries where trends can be assessed more reliably from data gathered over a longer period of time.

The solar wafer industry is characterized by evolving technologies and intense competition. Access to sufficient silicon raw materials, key manufacturing equipment and skilled personnel are the major barriers for new entrants in this market. Despite the higher prices of virgin polysilicon caused by its shortage, the substitution of reclaimable silicon raw materials to manufacture ingots and wafers has helped to lower the overall cost of raw materials. However, advanced technology is required to produce solar wafers of comparable quality and performance from reclaimable silicon. The conversion efficiencies of solar cells depend to a large extent on the purity of the silicon raw materials and manufacturing process technologies of ingots, wafers and cells.

Our Strengths

We believe that the following strengths enable us to compete effectively:

•	leading position as a solar wafer manufacturer;

•	strong technology development capabilities;

•	large-scale, cost-effective manufacturing;

•	global network of suppliers and customers; and

•	experienced management team.

Our Strategies

Our objective is to become a leader in the global solar power industry by strengthening our leading position in solar wafer manufacturing and strategically expanding further upstream. We intend to achieve this objective by pursuing the following strategies:

•	expand manufacturing capacity;

•	complement existing business through upstream integration;

•	continue to pursue technological innovation;

•	further develop silicon procurement capabilities; and

•	continue to focus on key markets.

Our Challenges

The successful execution of our strategy is subject to certain risks and uncertainties, including:

•	our limited operating history may not serve as an adequate indicator of our future prospects and results of operations;

•	the current industry-wide shortage of silicon raw materials could constrain our revenue growth and decrease our gross margins and profitability;

•

our dependence on a limited number of suppliers for key raw materials and manufacturing equipment could prevent us from timely fulfillment of customer orders and successful execution of our expansion plan;

•	competition we face from both renewable and conventional energy sources and products;

•	the reduction or elimination of government subsidies and economic incentives for on-grid solar energy applications could cause demand for our products and our revenues to decline;

•	solar power technology may not be suitable for widespread adoption and sufficient demand for solar power products may not develop or may take longer to develop than we anticipate;

•	we may experience difficulty in achieving acceptable yields and product performance, or may experience unexpected production curtailments or shutdowns; and

•	changes in Chinese law may restrict the import of reclaimable silicon raw materials.

In addition, we also face other risks and uncertainties that may materially affect our business, financial condition, results of operations and prospects. You should also consider the risks discussed in “Risk Factors” and elsewhere in this prospectus before investing in the ADSs.

Corporate History and Structure

Our predecessor, Zhejiang Fending Construction Material Machinery Manufacturing Co., Ltd., or Fengding Construction, was established as a limited liability company in the PRC in 2003. Following a series of share transfers, Fengding Construction was renamed Zhejiang Yuhui Solar Energy Source Co., Ltd., or Zhejiang Yuhui, in June 2005 and commenced the solar power business in July 2005. As companies incorporated overseas can more efficiently and conveniently issue equity securities to overseas investors without going through lengthy PRC governmental approval procedures, our company, ReneSola Ltd, or ReneSola, was incorporated as a limited liability company in the British Virgin Islands on March 17, 2006. Our choice of the British Virgin Islands as the jurisdiction of incorporation of our company was motivated in part by its relatively well-developed body of corporate law, various tax and other incentives, and its acceptance among internationally recognized securities exchanges as a jurisdiction for companies seeking to list securities. As a limited liability company under the laws of the British Virgin Islands, the liability of our shareholders to our company is limited to: (i) any amount unpaid on a share held by the shareholder and (ii) any liability to repay a distribution by our company that was not made in accordance with the laws of the British Virgin Islands.

ReneSola acquired all of the equity interests in Zhejiang Yuhui in April 2006 through a series of transactions that have been accounted for as a reorganization. In August 2006, we placed 33,333,333 shares on the Alternative Investment Market of the London Stock Exchange, or AIM, and raised gross proceeds of approximately $50.0 million. We currently conduct our business through the following subsidiaries:

•	Zhejiang Yuhui, our principal operating company in China;

•

ReneSola America Inc., or ReneSola America, which was incorporated in the State of Delaware, the United States, in November 2006 to facilitate our procurement of silicon raw materials in North America;

•

ReneSola Singapore Pte Ltd., which was incorporated in Singapore in March 2007 to facilitate our procurement of silicon raw materials in Southeast Asia and hold our investment in the Malaysian subsidiary;

•	ReneSola (Malaysia) SDN. BHD., in which we hold a 51% equity interest since July 2007, was incorporated in Malaysia in February 2007 to process reclaimable silicon for Zhejiang Yuhui; and

•	Sichuan ReneSola Silicon Material Co., Ltd., which was established in Sichuan Province, China in August 2007 to engage in the production of raw materials.

In addition, in August 2007, we invested in a 49% interest in Linzhou Zhongsheng Semiconductor Silicon Material Co., Ltd., or Linzhou Zhongsheng Semiconductor, a polysilicon manufacturing company located in Henan Province, China. Linzhou Zhongsheng Steel Co., Ltd., or Zhongsheng Steel, invested 51% in the joint venture in the form of equipment, factory premises and land use rights.

The following diagram illustrates our current corporate structure:

Corporate Information

Our principal executive offices are located at No. 8 Baoqun Road, Yaozhuang County, Jiashan Town, Zhejiang Province 314117, People’s Republic of China. Our telephone number at this address is (86-573) 8477 3058. Our registered office in the British Virgin Islands is located at the offices of Harney Corporate Services Limited, Craigmuir Chambers P.O. Box 71, Road Town Tortola, British Virgin Islands. Our

agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

Investors should contact us for any inquiries through the address and telephone number of our principal executive offices. Our website is www.renesola.com. The information contained on our website is not a part of this prospectus.

Conventions Used in this Prospectus

Except where the context otherwise requires and for purposes of this prospectus only:

•

“we,” “us,” “our company,” “our” or “ReneSola” refers to ReneSola Ltd, a British Virgin Islands company, its predecessor entities and its subsidiaries, and in the context of describing our financial results, also include Linzhou Zhongsheng Semiconductor, a variable interest entity of our company;

•	“China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong and Macau;

•

all references to “RMB” or “Renminbi” refer to the legal currency of China; all references to “$,” “dollars” and “U.S. dollars” refer to the legal currency of the United States; all references to “£” and “pounds sterling” refer to the legal currency of the United Kingdom.

Unless we indicate otherwise, all information in this prospectus reflects the following:

•	no exercise by the underwriters of their option to purchase up to additional ADSs; and

•	a 6,666.67-for-one share split that became effective on July 24, 2006.

Consistent with industry practice, we measure our wafer manufacturing capacity and production output in MW, representing 1,000,000 watts, or W, of power-generating capacity. We believe MW is a more appropriate unit to measure our manufacturing capacity and production output compared to pieces of wafers, as our solar wafers are of different sizes and thicknesses. Furthermore, we manufacture both monocrystalline wafers and multicrystalline wafers, and solar cells using these two types of wafers have different conversion efficiencies. For purposes of this prospectus, we have assumed an average conversion efficiency rate of 16.0% for solar cells using our monocrystalline wafers. This conversion efficiency is consistent with the publicly available information regarding the monocrystalline cells produced by some of our major customers and is highly dependent on the solar cell and module production processes of these customers. Based on this conversion efficiency, we have assumed that each 125 millimeters, or mm, by 125 mm, monocrystalline wafer we produce can generate approximately 2.4 W of power, each 156 mm by 156 mm monocrystalline wafer we produce can generate approximately 3.9 W of power. We have also assumed an average conversion efficiency rate of 15.0% for solar cells using our multicrystalline wafers. This conversion efficiency is estimated based on the feedback from customers who tested our multicrystalline wafers from our trial production. Based on this conversion efficiency, we have assumed that each 156 mm by 156 mm multicrystalline wafer we plan to produce can generate approximately 3.7 W of power. We also measure our ingot manufacturing capacity and production output in MW according to the solar wafers in MW that our current manufacturing processes generally yield.

THE OFFERING

Offering price

The initial public offering price of the ADSs being sold in this offering will be determined by reference to the closing price of our shares on AIM on the pricing date after taking into account prevailing market conditions and other factors, and will not be greater than 5% above the closing price, nor less than 10% below the closing price, of our shares on AIM on the pricing date, adjusting to account for the ratio of two shares per ADS. The closing price of our shares on AIM on             , 2008 was £            , which was equivalent to approximately $             per ADS based on the federal reserve noon buying rate of £1.00 to $             in effect on that date.

ADSs offered by us	9,212,500 ADSs.

ADSs offered by the selling shareholders	787,500 ADSs.

ADSs outstanding immediately after this offering	10,000,000 ADSs (11,500,000 ADSs if the underwriters exercise their over-allotment option in full).

Shares outstanding immediately after this offering	118,425,032 shares (119,850,032 shares if the underwriters exercise their over-allotment option in full).

The ADSs	Each ADS represents two of our shares of no par value. The depositary will hold the shares underlying your ADSs. You will have rights as provided in the deposit agreement.

You may turn in your ADSs to the depositary in exchange for shares. The depositary will charge you fees for any exchange. We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Use of proceeds

Our net proceeds from this offering are expected to be approximately $             million, assuming a public offering price per ADS of $            , based on the closing price of our shares on AIM on             , 2008. We plan to use the net proceeds we receive from this offering for the following purposes:

•

approximately $70 million to expand our solar wafer manufacturing facilities and purchase additional equipment for our wafer capacity expansion plan in 2008; we believe such amount will cover approximately 75% of the anticipated financing for our 2008 wafer expansion plan;

•

approximately $60 million to invest in polysilicon manufacturing production in 2008; we believe that such amount will cover approximately 45% of the current anticipated investment amount for polysilicon manufacturing production in 2008; and

•	the remaining amount to pay or prepay for raw materials and for other general corporate purposes.

We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

Trading market for shares	Our shares are currently traded on AIM. The lasted reported closing price of our shares on AIM on January 9, 2008 was £4.28.

Listing

The ADSs have been approved for listing on the New York Stock Exchange under the symbol “SOL.” We will make an application for the shares to be issued in this offering to be admitted for trading on AIM.

We expect the shares represented by the ADSs to be issued in this offering to be admitted to trading on AIM on the next AIM trading day immediately after the completion of this offering. We expect the shares represented by the ADSs issuable upon exercise of the over-allotment option to be admitted to trading on AIM on the next AIM trading day after the closing of the over-allotment option.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of risks you should carefully consider before investing in our ADSs.

Depositary	The Bank of New York.

The number of shares that will be outstanding immediately after this offering excludes (i) approximately 10,485,231 shares issuable upon the conversion of our RMB928,700,000 U.S. Dollar Settled 1% Convertible Bonds due 2012 calculated based on the conversion price in effect on the date of this prospectus, and (ii) 4,450,000 shares issuable upon the exercise of options outstanding as of the date of this prospectus, at a weighted average exercise price of £3.071 or $6.252 per share. The number of shares issuable upon the conversion of our RMB928,700,000 U.S. Dollar Settled 1% Convertible Bonds due 2012 will be adjusted if we issue shares in our offering at a price below 95% of the current market price on the last trading day preceding the date of announcement of the terms of our offering. Current market price at a particular date is the average closing price of our AIM shares for the five consecutive trading days ending on the trading day immediately preceding such date. See “Dilution” for more details.

OUR SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

You should read the following information in conjunction with our consolidated financial statements and related notes, “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The summary consolidated statements of income data for the years ended December 31, 2005 and 2006 and the six months ended June 30, 2007 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, and reflect our current corporate structure as if it has been in existence throughout the relevant periods. The historical results are not necessarily indicative of results to be expected in any future period.

The summary consolidated statements of income data for the year ended December 31, 2004 have been derived from our unaudited financial statements, which are not included in this prospectus. Our summary consolidated statement of income data for the six months ended June 30, 2006 and the nine months ended September 30, 2006 and 2007 and the summary consolidated balance sheet data as of September 30, 2007 have been derived from our unaudited financial statements included elsewhere in this prospectus. Our unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements.

	For the Year Ended December 31,			For the Six Months Ended June 30,		For the Nine Months Ended September 30,
	2004	2005	2006	2006	2007	2006	2007
	(in thousands, except percentage, share, per share, per ADS and operating data)
Consolidated Statement of Income Data
Net revenues:
Product sales	—	$5,088	$78,515	$23,330	$76,195	$49,009	$143,996
Processing services	—	—	5,856	712	4,193	3,090	8,931
Total net revenues	—	5,088	84,371	24,042	80,388	52,099	152,927
Cost of revenues:
Product sales	—	(3,677)	(57,141)	(16,662)	(60,085)	(34,954)	(114,195)
Processing services	—	—	(2,505)	(210)	(2,201)	(1,298)	(4,855)
Total cost of revenues	—	(3,677)	(59,646)	(16,872)	(62,286)	(36,252)	(119,050)
Gross profit	—	1,411	24,725	7,170	18,102	15,847	33,877
Total operating income (expenses)	25	(809)	(2,490)	(777)	(3,102)	(1,641)	(5,444)
Income from operations	25	602	22,235	6,393	15,000	14,206	28,433
Income before income tax	2	574	22,580	6,287	12,513	14,301	24,443
Income tax benefit	5	617	2,721	751	176	1,697	985
Minority interest	—	—	—	—	—	—	37
Net income attributable to equity holder	7	1,191	25,301	7,038	12,689	15,998	25,465
Earnings per share(1)
Basic	—	0.02	0.32	0.11	0.13	0.22	0.25
Diluted	—	0.02	0.32	0.11	0.13	0.22	0.25
Earnings per ADS
Basic	—	0.04	0.63	0.21	0.25	0.44	0.51
Diluted	—	$0.04	$0.63	$0.21	$0.25	$0.44	$0.51
Weighted average number of shares used in computing earnings per share:(1)
Basic	—	66,666,699	80,000,032	66,666,699	100,000,032	73,260,106	100,000,032
Diluted	—	66,666,699	80,122,052	66,666,699	100,156,848	73,260,106	100,147,666
Other Consolidated Financial Data
Gross margin	—	27.7%	29.3%	29.8%	22.5%	30.4%	22.2%
Operating margin	—	11.8	26.4	26.6	18.7	27.3	18.6
Net margin	—	23.4%	30.0%	29.3%	15.8%	30.7%	16.7%
Selected Consolidated Operating Data
Solar wafers shipped (in MW)	—	0.01	26.0	7.0	32.6	15.2	61.9
Average selling price ($/W)(2)	—	$1.55	$2.16	$2.09	$2.21	$2.14	$2.25

(1)	All share and per share data have been presented to give retrospective effect to our reorganization in 2006.

(2)	Calculated based on net revenues attributable to solar wafer sales divided by solar wafers shipped during such period.

The following table presents a summary of the balance sheet data as of September 30, 2007:

•	on an actual basis; and

•

on an as adjusted basis to give effect to the issuance and sale of              shares in the form of ADSs offered by us in this offering, assuming an initial public offering price of $             per ADS based on the closing price of our shares on AIM on             , 2008, after deducting underwriting discounts and commissions and estimated aggregate offering expenses payable by us and assuming no exercise of the underwriters’ over-allotment option.

	As of September 30, 2007
	Actual	As adjusted
	(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$68,935	$
Inventories	94,263		94,263
Advances to suppliers	34,379		34,379
Total current assets	241,258
Property, plant and equipment, net	94,400		94,400
Advances for purchases of property, plant and equipment	22,874		22,874
Total assets	369,509
Short-term borrowings	74,554		74,554
Advances from suppliers and customers	35,451		35,450
Total current liabilities	124,772		124,772
Total shareholders’ equity	103,846
Total liabilities and shareholders’ equity	$369,509	$

RISK FACTORS

An investment in our ADSs involves significant risks. You should carefully consider all the information in this prospectus, including the risks and uncertainties described below before you decide to buy our ADSs. If any of the following risks actually occurs, our business, prospects, financial condition and results of operations could be materially harmed, the trading price of our ADSs could decline and you could lose all or part of your investment.

Risks Related To Our Business

Our limited operating history may not serve as an adequate indicator of our future prospects and results of operations.

We commenced our solar power business in July 2005 and have a limited operating history. We initially sold solar wafers, solar modules and other related solar power products. In April 2006, we discontinued the sale of solar modules to strategically focus on our production and sale of solar wafers. As such, our historical operating results may not provide a meaningful basis for evaluating our business, financial performance and prospects in the future. We may not be able to achieve a similar growth rate in future periods or maintain profitability following the expansion of our operations. Accordingly, you should not rely on our results of operations for any prior periods as an indication of our future performance. You should evaluate our business and prospects in light of the risks and challenges that we are likely to face as an early-stage company seeking to develop and expand in a rapidly evolving market.

The current industry-wide shortage of silicon raw materials could constrain our revenue growth and decrease our gross margins and profitability.

Silicon is an essential raw material in the production of our solar wafers. There is currently an industry-wide shortage of virgin polysilicon primarily as a result of the growing market demand for solar power products, and the price of virgin polysilicon has increased in the past few years. We produce solar wafers primarily using reclaimable silicon raw materials, which include part-processed and broken wafers, broken solar cells, pot scrap, silicon powder, ingot tops and tails, and other off-cuts, sourced from the semiconductor industry and the solar power industry. Historically, we purchased a substantial portion of our silicon raw materials from the spot market using short-term contracts and purchase orders. Due to the increasing usage of reclaimable silicon raw materials by wafer manufacturers, the prices of reclaimable silicon raw materials have increased over the past few years. For example, the supply agreements that we recently entered into reflect a continuing increase of such prices. See “Business—Raw Materials” for more details on these agreements. For delivery of silicon raw materials in 2008, some of these agreements stipulate a fixed price, whereas other agreements stipulate a price with reference to the market price calculated on a periodic basis. We believe the expected increase in cost of revenues due to our contracts with a fixed price will be consistent with the historical increase that we have experienced. However, depending on the increase in the price of silicon raw materials in 2008, the increase in cost of revenues resulting from our contracts without a fixed price may be greater than the historical increase we have experienced, which may have a material adverse effect on our business and results of operations.

If we fail to procure sufficient silicon raw materials at reasonable prices, we may be unable to timely manufacture our products or our products may only be produced at a higher cost, and we could fail to fulfill contractual commitments, lose customers, market share and revenues and our profit margins could decrease. This would have a material adverse effect on our business, financial condition and results of operations.

Our dependence on a limited number of suppliers for key raw materials could prevent us from timely fulfilling our customer orders or implementing our expansion plan.

We purchase our silicon raw materials from a limited number of suppliers, including waste management companies and trading companies that have connections with semiconductor manufacturers. Our top five suppliers collectively accounted for over 40% of the silicon raw material supplies procured in both 2006 and the nine months ended September 30, 2007. Shangrao Desheng Industrial Co., Ltd., or Shangrao Desheng, accounted for more than 10% of the silicon raw material supplies procured in 2006 and the nine months ended September 30, 2007. The pricing terms under some of our supply agreements are to be determined based on future negotiations, and in the event that we cannot reach agreement on the pricing terms with the suppliers in the future, those agreements may not be enforceable. In addition, some of our suppliers may fail to timely perform their delivery obligations. The failure of any major supplier to supply raw materials that meet our quality, quantity and cost requirements in a timely manner could impair our ability to manufacture our products or increase our costs. In the nine months ended September 30, 2007, the reclaimable silicon raw materials we sorted and cleaned contained, in terms of volume, around 10% of scrap raw materials with low resisitivity and unusable materials. If the reclaimable raw materials we purchase contain an unexpected high level of scrap raw materials with low resistivity or unusable materials and to the extent that we have no recourse against the suppliers who sold such raw materials, our cost of revenues will increase and we may need to procure more supplies to satisfy our raw material requirements. This could materially and adversely affect our gross margins. Furthermore, if we fail to maintain our relationships with our major suppliers or fail to develop new relationships with other suppliers, we may be unable to manufacture our products or our products may only be produced at a higher cost or after a long delay, and we could be prevented from delivering our products to our customers in the required quantities and at prices that are profitable.

Our dependence on a limited number of third-party suppliers for key manufacturing equipment could prevent us from the timely fulfillment of customer orders and successful execution of our expansion plan.

We rely on a limited number of equipment suppliers for some of our principal manufacturing equipment and spare parts, including wire saws that we use to slice ingots into wafers. Our major equipment suppliers include ALD Vacuum Technologies GmbH, Beijing Oriental Keyun Crystal Technologies Co., Ltd., Shanghai Hanhong Precision Machinery Co., Ltd., Miyamoto Trading Limited and Meyer Burger AG. These suppliers have supplied most of our current equipment and spare parts, and we will also rely on them to provide a substantial portion of the principal manufacturing equipment and spare parts contemplated in our expansion program. However, due to the strong market demand for manufacturing equipment, we have experienced, and may continue to experience, delays in the delivery of such equipment or the provision of technical support. We currently do not have all the supply contracts necessary to secure equipment for our 2008 wafer capacity expansion plan. If we fail to develop new relationships or maintain existing relationships with equipment suppliers, or should any of our major equipment suppliers encounter difficulties in the manufacturing or shipment of its equipment to us, including due to natural disasters or otherwise, it will be difficult for us to find alternative providers for such equipment on a timely basis or on commercially reasonable terms. As a result, the implementation of our expansion plan may be interrupted and our production may be adversely impacted.

Because we operate in a highly competitive market and many of our competitors have greater resources than we do, we may not be able to compete successfully and we may lose or be unable to gain market share.

The solar power market is highly competitive and continually evolving. We believe the key competitive factors in the solar wafer market include product quality, price and cost competitiveness, manufacturing technologies and efficiency, strength of supplier relationships, economies of scale and reputation. We expect to face increased competition, which may result in price reductions, reduced profit margins or loss of market share. Our competitors include specialized solar wafer manufacturers such as LDK Solar Co., Ltd., Jiangsu Shunda PV-Tech Co., Ltd. and Jinggong P-D Shaoxing Solar Energy Technology Co., Ltd. Our competitors also include solar wafer manufacturing divisions of large conglomerates such as Deutsche Solar AG, Kyocera Corporation and M. SETEK Co. Ltd. Many of our competitors have a longer operating history, stronger market position, greater resources, better name recognition and better access to silicon raw materials than we do. For example, some of our competitors have a history of long-term relationships with reclaimable and virgin polysilicon suppliers, and, as a result, such competitors may have an advantage over us in pricing as well as obtaining silicon raw material supplies at times of silicon shortage. Many of our competitors also have more established distribution networks and larger customer bases. In addition, many of our competitors have well-established relationships with our customers and have extensive knowledge of our target markets. As a result, they may be able to devote greater resources to the research, development, promotion and sale of their products or respond more quickly to evolving industry standards and changes in market conditions than we can. Furthermore, due to the expected growth in demand for solar wafers, we expect an increase in the number of our competitors over the next few years. The key barriers to enter into our industry at present consist of access to sufficient silicon raw materials, key manufacturing equipment, capital resources and skilled personnel. If these barriers disappear or become more easily surmountable, new competitors may successfully enter our industry. If we fail to compete successfully, our business would suffer and we may lose or be unable to gain market share.

Moreover, due to the lack of sufficient market information, it is difficult for us to ascertain our competitive position vis-a-vis our competitors on some important competitive factors. For example, conversion efficiency of solar power products is not only determined by the quality of solar wafers but is also dependent on the solar cell and module production processes and technologies. Therefore, solar wafer manufacturers usually assume the conversion efficiency of their solar wafers based on the conversion efficiency of solar cells and modules manufactured by their customers, and there is a lack of publicly available information on the conversion efficiency of the solar wafers. Accordingly, investors may not be able to obtain a comprehensive view of our competitive position vis-a-vis our competitors.

Our future success substantially depends on our ability to significantly increase both our manufacturing capacity and total output, which exposes us to a number of risks and uncertainties.

As of December 31, 2007, we had 226 monocrystalline furnaces, 32 multicrystalline furnaces and 77 wire saws. We expect to install additional equipment to increase our total annual ingot manufacturing capacity to approximately 645 MW and our annual wafer manufacturing capacity to approximately 585 MW by the end of 2008. We have entered into contracts to purchase some of these equipment. Our future success depends on our ability to implement our strategy of further increasing both our manufacturing capacity and production output. If we are unable to do so, we may be unable to expand our business, decrease our costs per watt, maintain our competitive position in the market and improve our profitability. Our ability to establish additional manufacturing capacity and increase output is subject to significant risks and uncertainties, including:

•	the need to raise significant additional funds, which we may be unable to obtain on commercially viable terms or at all;

•	the ability to secure sufficient silicon raw materials at reasonable costs to support our expanded manufacturing capacity;

•	the ability to timely procure additional production equipment at reasonable costs;

•	construction delays and cost overruns;

•	delays or denial of required approvals by relevant government authorities; and

•	diversion of significant management attention.

If we are unable to successfully establish and operate additional manufacturing capacity, or if we encounter and fail to resolve any of the risks described above, we may be unable to expand our business as planned. Therefore, we cannot assure you that we can meet our desired scale of production so as to implement our strategy of increasing our manufacturing capacity and total output. Moreover, even if we do expand our manufacturing capacity as planned, we may be unable to generate sufficient customer demand for our solar wafers to support our increased production levels, which could adversely affect our business and results of operations.

Prices for our solar wafers are expected to decline in the next few years, which could adversely affect our gross margin.

Our solar wafer prices are based on a variety of factors, including silicon raw material costs, supply and demand conditions globally, the quality of our wafers, and the terms of our customer contracts, including sales volumes and the terms on which certain customers supply us with silicon raw materials, if any. We expect that there will be an industry-wide expansion effort to increase the overall wafer manufacturing capacity over the next few years, which will increase solar wafer supplies and create downward pressures on pricing. In addition, any aggressive expansion of manufacturing capacity by us and our competitors may result in significant excess capacity in the solar wafer sector and, as a result, prices may further decline and our utilization rate may decrease. If wafer prices decline and we are unable to lower our costs in line with the price decline, whether through manufacturing larger ingots or thinner wafers, through securing feedstock at reasonable costs, or through technological advances, our gross margins would be adversely affected.

We may not be successful in the commercial production of new products, which could limit our growth prospects.

We may develop and produce new products from time to time. For example, in addition to our existing monocrystalline solar wafers, we began the production of multicrystalline wafers in the third quarter of 2007. In the future, we may develop and produce other new products. If we are unable to develop and produce cost-efficiently our new products with the expected performance, or if we are unable to generate sufficient customer demand for our new products, our business and prospects may be adversely impacted and we may be unable to recoup our investment in the development and production of such products.

Future acquisitions, investments or alliances may have an adverse effect on our business.

If we are presented with appropriate opportunities, we may acquire or invest in technologies, businesses or assets that are complementary to our business or form alliances with key players in the solar power industry to further expand our business. Future acquisitions could expose us to potential risks, including risks associated with the assimilation of new operations, technologies and personnel, unforeseen or hidden liabilities, the inability to generate sufficient revenue to offset the costs and expenses of acquisitions, and potential loss of, or harm to, our relationships with employees, customers and suppliers as a result of integration of new businesses. Furthermore, we may not be able to maintain a satisfactory relationship with our joint venture or other partners or handle other risks associated with future alliances, which could adversely affect our business and results of operations. Investments in new businesses may also divert our cash flow from servicing our debts and making necessary capital expenditures at our own facilities. We lack experience in identifying, financing or completing large investments or acquisitions or joint venture transactions. Such transactions and the subsequent integration processes would require significant attention from our management. The diversion of our management’s attention and any difficulties encountered with respect to the acquisitions, investments or alliances or in the process of integration could have an adverse effect on our ability to manage our business.

If we fail to manage our growth and expansion effectively, our business may be adversely affected.

Since we began our wafer manufacturing business, we have experienced a period of fast growth and expansion that has placed, and continues to place, significant strain on our management personnel, systems and resources. To accommodate our growth, we anticipate that we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, which require substantial management efforts, attention and other resources. We also will need to continue to expand, train, manage and motivate our workforce, manage our customer relationships and manage our relationships with equipment and raw material suppliers. All of these endeavors will require substantial management effort and skill and the incurrence of additional expenditures. Failure to manage our growth effectively may have a material adverse effect on our business.

Our dependence on a limited number of customers may cause significant fluctuations or declines in our revenues.

We sell a substantial portion of our solar wafers to a limited number of customers. In 2006 and the nine months ended September 30, 2007, our top five customers accounted for 59.1% and 78.8% of our net revenues, respectively. Sales to each of Konca Solar Energy (Wuxi) Co., Ltd, Motech Industries Inc. and Suntech Power Co. Ltd. accounted for over 10% of our net revenues in 2006. In the nine months ended September 30, 2007, sales to each of Motech Industries Inc., Solarfun Power Holding Ltd. and Suntech Power Co. Ltd. accounted for over 10% of our net revenues, with sales to each of Motech Industries Inc. and Suntech Power Co., Ltd. representing over 20% of our net revenues. Sales to our major customers are typically made under multiple-year framework agreements. The framework agreements typically provide for the sales volumes and price of our solar wafers for the first year, which terms are binding. The pricing terms, and sometimes the sales volumes, for subsequent years are subject to annual renegotiation. Therefore, if prices for later years cannot be determined through renegotiation, the framework agreements will be terminated or become unenforceable. In addition, we have entered into one-year sales contracts with some of our customers which provide for an agreed sales volume at a fixed price. We anticipate that our dependence on a limited number of customers will continue for the foreseeable future. Consequently, any one of the following events may cause material fluctuations or declines in our revenues:

•	reduction, delay or cancellation of orders from one or more of our significant customers;

•	failure to reach an agreement with our customers on the pricing terms or sales volumes under our framework agreements during annual renegotiations;

•	loss of one or more of our significant customers and our failure to identify additional or replacement customers; and

•	failure of any of our significant customers to make timely payment for our products.

Our proposed polysilicon projects may not succeed, which may cause a setback to our growth strategy.

In August 2007, we invested in a 49% interest in Linzhou Zhongsheng Semiconductor, a polysilicon manufacturing company located in Henan Province, China. This joint venture is expected to begin production of polysilicon in 2008. Production from the first phase with a planned annual capacity of 300 metric tons is expected to begin in the first quarter of 2008, and the estimated output in 2008 is 200 to 300 metric tons. The schedule for the construction of the second phase of 450 metric tons of annual capacity is currently under consideration. We have committed to purchase 90% of the joint venture’s production output to meet our raw material requirements for wafer manufacturing. We have also taken steps to build a polysilicon production facility in Meishan, Sichuan Province, China, and our subsidiary, Sichuan ReneSola Silicon Material Co., Ltd., was established in Sichuan Province in August 2007, which is expected to have a planned manufacturing capacity of 1,500 metric tons by the end of 2009. We do not have any operating experience in polysilicon production. Manufacturing polysilicon is a highly complex process and these projects may not be able to produce polysilicon of sufficient quantity and quality or on schedule to meet our wafer manufacturing requirements. Minor deviations in the manufacturing process can cause substantial decreases in yield and in some cases cause production to be suspended or yield no output. If any of the polysilicon projects experiences a major delay or is unable to supply us with polysilicon as planned, we will suffer a setback to our raw material procurement strategy. Furthermore, if any of the polysilicon projects fails, we may be unable to recoup our investments. This could materially and adversely affect our growth strategy and our results of operations.

Our advance payments to most of our silicon raw material suppliers expose us to the credit risk of such suppliers, which may materially and adversely affect our financial condition, results of operations and liquidity.

In order to secure a greater supply of silicon raw materials, we make advance payments to most of our silicon raw material suppliers, which is consistent with the industry practice. As of December 31, 2006 and September 30, 2007, our advances to suppliers amounted to approximately $17.0 million and $34.4 million, respectively. We depend on a limited number of suppliers and we make such advance payments without receiving any collateral. As a result, our claims for such advance payments would rank only as unsecured claims, exposing us to the credit risks of the suppliers in the event of their insolvency or bankruptcy. We may not be able to recover such advance payments and would suffer losses should the suppliers fail to fulfill their delivery obligations under the contracts. Accordingly, defaults by our suppliers may materially and adversely affect our financial condition, results of operations and liquidity.

Our costs and expenses may be greater than those of our competitors as we enter into fixed-price, prepaid arrangements with our suppliers.

We secure a portion of our supply of silicon raw materials through fixed-price, prepaid supply arrangements. If the price of silicon raw materials were to decrease in the future, our fixed-price, prepaid arrangements may cause our cost of raw materials to be greater than that of our competitors who operate under floating-price arrangements. Additionally, if demand for our solar wafers decreases, we may incur inventory holding costs, which may have a material adverse effect on our cash flows. To the extent we would not be able to pass these increased costs and expenses on to our customers, our business, results of operations and financial condition may be materially and adversely affected.

The reduction or elimination of government subsidies and economic incentives for on-grid solar energy applications could cause demand for our products and our revenues to decline.

A majority of our solar wafers sold are made into modules which are eventually utilized in the on-grid market, where the solar power systems are connected to the utility grid and generate electricity to feed into the grid. We believe that the near-term growth of the market for on-grid applications depends in large part on the availability and size of government subsidies and economic incentives. The reduction or elimination of subsidies and economic incentives may adversely affect the growth of this market or result in increased price competition, either of which could cause our revenues to decline.

Today, when upfront system costs are factored into cost per kilowatt, the cost of solar power substantially exceeds the cost of power furnished by the electric utility grid in many locations. As a result, national and local governmental bodies in many countries, most notably in Germany, Spain, Italy, the United States and China, have provided subsidies and economic incentives in the form of feed-in tariffs, rebates, tax credits and other incentives to end users, distributors, system integrators and manufacturers of solar power products to promote the use of solar energy in on-grid applications and to reduce dependence on other forms of energy. These government economic incentives could potentially be reduced or eliminated altogether. Although the solar power industry is currently moving towards the economies of scale necessary for solar power to become cost-effective in a non-subsidized market, reductions in, or eliminations of, subsidies and economic incentives for on-grid solar energy applications could result in decreased demand for our products and cause our revenues to decline.

If solar power technology is not suitable for widespread adoption, or if sufficient demand for solar power products does not develop or takes longer to develop than we anticipate, our revenues may not continue to increase or may even decline, and we may be unable to achieve or sustain our profitability.

The solar power market is at a relatively early stage of development and the extent of acceptance of solar power products is uncertain. Historical and current market data on the solar power industry are not as readily available as those for established industries where trends can be assessed more reliably from data gathered over a longer period of time. In addition, demand for solar power products may not continue to develop or may develop to a lesser extent than we anticipate. Many factors may affect the viability of widespread adoption of solar power technology and demand for solar power products, including:

•	cost-effectiveness, performance and reliability of solar power products compared to conventional and other renewable energy sources and products;

•	success of other alternative energy generation technologies, such as wind power, hydroelectric power and biomass;

•

fluctuations in economic and market conditions that affect the viability of conventional and other renewable energy sources, such as increases or decreases in the prices of oil and other fossil fuels or decreases in capital expenditures by end users of solar power products;

•	fluctuations in interest rates, which may affect the effective prices paid for solar power products by end users who rely on long-term loans to finance their purchases; and

•	deregulation of the electric power industry and the broader energy industry.

We have formulated our expansion plan based on the expected growth of the solar power market. If solar power technology is not viable for widespread adoption or sufficient demand for solar power products does not develop or develops to a lesser extent than we anticipate, our revenues may suffer and we may be unable to sustain our profitability.

In addition, the entire solar power industry faces competition from conventional and non-solar renewable energy technologies. Due to the relatively high manufacturing costs compared to most other energy sources, solar energy is generally not competitive without government subsidies and economic incentives.

Advances in solar power technology could render our products uncompetitive or obsolete, which could reduce our market share and cause our sales and profit to decline.

The solar power market is characterized by evolving technologies and customer needs. This requires us to develop enhancements for our products to keep pace with evolving industry standards and changing customer requirements. Currently, we produce monocrystalline wafers and multicrystalline wafers. Some of our competitors may devise production technologies that enable them to produce, at a higher yield and lower cost, larger and thinner wafers with higher quality than our products. In addition, some producers have focused on developing alternative forms of solar power technologies, such as thin-film technologies. We will need to invest significant financial resources in research and development to maintain our market position, keep pace with technological advances in the solar power industry and effectively compete in the future. Our failure to further refine our products and technology, or to develop and introduce new solar power products, could cause our products to become uncompetitive or obsolete, which could reduce our market share and cause our revenues to decline. In addition, if we, or our customers, are unable to manage product transitions, our business and results of operations would be negatively affected.

We may experience difficulty in achieving acceptable yields and product performance, or may experience production curtailments or shutdowns.

The technology for the manufacture of solar wafers is continuously being modified in an effort to improve yields and product performance. Microscopic impurities such as dust and other contaminants, difficulties in the manufacturing process or malfunctions of the equipment or facilities used can lower yields or silicon consumption rate, cause quality control problems, interrupt production or result in losses of products in process. For example, during the initial training period for our employees when we began slicing wafers, we encountered a higher than expected levels of solar wafers which did not pass our quality control standards and therefore required reprocessing. From time to time, a small portion of our wafers sold were returned because these wafers did not meet the quality standards required by some of our customers. Moreover, during the second quarter of 2007, a number of our monocrystalline furnaces were temporarily shut down for upgrades, which resulted in a shortfall from our planned production output for that quarter. We may also experience floods, droughts, power losses, labor disputes and similar events within or beyond our control that would affect our operations. Because our manufacturing capabilities are concentrated in our manufacturing facilities in Jiashan, China, any problem in our facilities may limit our ability to manufacture products and to fulfill our commitments to customers on a timely basis. Our manufacturing processes also use hazardous equipment, such as ingot furnaces, squarers and wire saws. Unexpected accidents may result in production curtailments or shutdowns or periods of reduced production, which would negatively affect our results of operations. In addition, such events could cause damage to properties, personal injuries or deaths. Any such event could result in civil lawsuits or regulatory enforcement proceedings, which in turn could lead to significant liabilities.

Our business depends substantially on the continuing efforts of our executive officers and key employees, and our business may be severely disrupted if we lose their services.

Our future success depends substantially on the continued services of our executive officers and key employees, especially Mr. Xianshou Li, our chief executive officer, Mr. Charles Xiaoshu Bai, our chief financial officer, Mr. Yuncai Wu, our vice president, and Mr. Binghua Huang, our chief technology officer. If one or more of our executive officers or key employees were unable or unwilling to continue in their present positions, we might not be able to replace them easily, in a timely manner, or at all. Our business may be severely disrupted, our financial conditions and results of operations may be materially and adversely affected and we may incur additional expenses to recruit, train and retain personnel. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose customers, suppliers, know-how and key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement with us, which contains non-competition provisions. However, if any dispute arises between our executive officers and us, these agreements may not be enforceable in China, where these executive officers reside, in light of uncertainties with China’s legal system. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

Problems with product quality or product performance could result in increased costs, damage to our reputation and loss of revenues and market share.

Our products may contain defects that are not detected until after they are shipped or installed. From time to time, we encounter sales returns due to non-conformity with customers’ specifications and are required to replace our products promptly. Our products may contain defects that are not detected until after they are shipped or installed. For example, recently, we have been in dispute with one of our former customers regarding the return or refund of certain shipments of solar modules which were sold in 2005. While we are still disputing the alleged defects, any proven defects could lead to return or refund of our products under our warranties, cause us to incur additional costs and divert the attention of our personnel from our operations. Similarly, if we fail to maintain the consistent quality of our other products via effective quality control, we may deliver products with defects or other quality problems, which may result in increased costs associated with replacements or other remedial measures. Product defects and the possibility of product defects could also cause significant damage to our market reputation and reduce our product sales and market share.

We need a substantial amount of cash to fund our operations; if we fail to obtain additional capital when we require it, our growth prospects and future profitability may be materially and adversely affected.

We require a significant amount of cash to fund our operations, in particular for payments to suppliers to secure our raw materials requirements. We will also need capital to fund the expansion of our manufacturing capacity and our research and development activities in order to remain competitive in this market. We believe our available cash resources, together with the net proceeds from this offering, will be sufficient to meet our anticipated cash needs for the next 12 months. However, future expansions, changes in market conditions or other developments may cause us to require additional funds. Our ability to obtain external financing in the future is subject to a number of uncertainties, including:

•	our future financial condition, operations and reputation;

•	general market conditions in our industry; and

•	economic, political and other conditions in China and elsewhere.

If we are unable to obtain necessary capital in a timely manner or on commercially acceptable terms, our operation, results of operations and growth prospects may be materially and adversely affected.

If more stringent restrictions are imposed on the import of reclaimable silicon materials, our raw material supplies may be adversely affected.

We import a substantial amount of reclaimable silicon raw materials from overseas suppliers into China. China has implemented rules regulating the import of waste materials into China, under which waste materials are categorized as “permitted,” “restricted” or “prohibited.” If certain imported material is recognized as waste material and is not categorized as “permitted” or “restricted,” it generally will be deemed as “prohibited” for import. The prohibited waste materials are not allowed to be imported into China. The import of restricted waste material is subject to the approval of various governmental authorities, including environmental protection authorities. According to the advice of our PRC counsel, Boss & Young, and our consultation with relevant governmental authorities, it is unclear whether reclaimable silicon we used should be regarded as waste materials and therefore shall be subject to the waste importation regulations. Currently, relevant PRC local customs allow the import of reclaimable silicon. However, we were informed that new rules may be issued to clarify the classification of reclaimable silicon for import purposes. It is uncertain when the new rules will be issued and we cannot predict the categorization of the silicon material we used under the new rules. If reclaimable silicon is categorized as a restricted or prohibited waste material for import, we may be unable to import reclaimable silicon in sufficient quantities to support our production, or at all. If this occurs, we may be forced to seek alternative sources for silicon raw materials, which could be significantly more expensive or harder to acquire. This could materially and adversely affect our business and results of operations.

We face risks associated with the marketing, distribution and sale of our solar power products internationally, and if we are unable to effectively manage these risks, they could impair our ability to expand our business abroad.

In 2006 and the nine months ended September 30, 2007, 32.9% and 41.9%, respectively, of our net revenues were generated from customers outside of China. We continue to sell our products outside of China. The marketing, distribution and sale of our solar power products in international markets expose us to a number of risks, including:

•	fluctuations in currency exchange rates;

•	increased costs associated with maintaining marketing efforts in various countries;

•	difficulty and costs relating to compliance with the different commercial and legal requirements of the overseas markets in which we offer our products;

•	difficulty in engaging and retaining sales personnel who are knowledgeable about, and can function effectively in, overseas markets; and

•	trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and make us less competitive in some countries.

If we are unable to attract, train and retain qualified personnel, our business may be materially and adversely affected.

Our future success depends, to a significant extent, on our ability to attract, train and retain qualified personnel, particularly technical personnel with expertise in the solar power industry. Since our industry is characterized by high demand and intense competition for talent, there can be no assurance that we will be able to attract or retain qualified technical staff or other highly-skilled employees that we will need to achieve our strategic objectives. As we are still a relatively young company and our business has grown rapidly, our ability to train and integrate new employees into our operations may not meet the growing demands of our business. If we are unable to attract and retain qualified personnel, our business may be materially and adversely affected.

If we fail to establish an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ADSs may be adversely impacted.

We will be subject to reporting obligations under U.S. securities laws. The U.S. Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must audit and report on the effectiveness of the company’s internal control over financial reporting. These requirements will first apply to our annual report on Form 20-F for the fiscal year ending on December 31, 2008. Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

During the preparation and external audit of our consolidated financial statements for the years ended December 31, 2005 and 2006, we and our independent registered public accounting firm have identified two material weaknesses and certain deficiencies in our internal control over financial reporting, as defined in the standards established by the U.S. Public Company Accounting Oversight Board. The material weaknesses identified related to (i) our lack of adequate financial reporting and accounting resources to internally address the significant demands of a U.S. initial public offering, and (ii) our failure to apply, or failure to apply in a consistent manner, certain aspects of U.S. GAAP accounting policies and procedure, such as inadequate documentation with respect to physical inventory management, inventory costing, and the implementation of the control procedures on fixed assets management. If we had performed a thorough assessment of our internal control over financial reporting or if our independent registered public accounting firm had performed an audit of our internal control over financial reporting, additional material weaknesses, significant deficiencies or control deficiencies might be identified.

We are in the process of implementing measures to remedy these material weaknesses and deficiencies to meet the deadline imposed by Section 404 of the Sarbanes-Oxley Act. If we fail to timely achieve and maintain the adequacy of our internal controls, our management may conclude that our internal control over financial reporting is not effective. Moreover, effective internal control over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the market price of our ADSs.

Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights may be costly.

We rely primarily on patent laws, trade secrets and other contractual restrictions to protect our intellectual property. Nevertheless, these afford only limited protection and the actions we take to protect our intellectual property rights may not be adequate to provide us with meaningful protection or commercial advantage. For example, we have two patents and nine pending patent applications in China. We cannot assure you that our patent applications will be eventually issued with sufficiently broad coverage to protect our technology and products. As a result, third parties may be able to use the technologies that we have developed and compete with us, which could have a material adverse effect on our business, financial condition or operating results. In addition, contractual arrangements, such as the confidentiality and non-competition agreements and terms between us and our research and develop personnel, afford only limited protection and the actions we may take to protect our trade secrets and other intellectual property may not be adequate. Our failure to protect our intellectual property and proprietary rights may undermine our competitive position. Third parties may infringe or misappropriate our proprietary technologies or other intellectual property and proprietary rights. Policing unauthorized use of proprietary technology can be difficult and expensive. In particular, the laws and enforcement procedures of the PRC and certain other countries are uncertain or do not protect intellectual property rights to the same extent as do the laws and enforcement procedures of the United States. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.” We may need to resort to court proceedings to enforce our intellectual property rights in the future. Litigation relating to our intellectual property might result in substantial costs and diversion of resources and management attention away from our business. An adverse determination in any such litigation will impair our intellectual property and proprietary rights and may harm our business, prospects and reputation.

We may be exposed to infringement or misappropriation claims by third parties, which, if determined adversely to us, could cause us to pay significant damage awards.

Our success depends largely on our ability to use and develop our technology and know-how without infringing the intellectual property rights of third parties. The validity and scope of claims relating to solar power technology patents involve complex scientific, legal and factual questions and analysis and, therefore, may be highly uncertain. We may be subject to litigation involving claims of patent infringement or violation of other intellectual property rights of third parties. The defense and prosecution of intellectual property suits, patent opposition proceedings, and related legal and administrative proceedings can be both costly and time-consuming and may significantly divert the efforts and resources of our technical and management personnel. An adverse determination in any such litigation or proceedings to which we may become a party could subject us to significant liability to third parties, require us to seek licenses from third parties, to pay ongoing royalties, or to redesign our products or subject us to injunctions prohibiting the manufacture and sale of our products or the use of our technologies. Protracted litigation could also result in our customers or potential customers deferring or limiting their purchase or use of our products until resolution of such litigation.

Our quarterly operating results may fluctuate from period to period in the future.

Sales of our solar power products have increased due to strong demand and our rapid expansion. Typically, demand for solar power products tends to be weaker during the winter months, because of adverse weather conditions in certain regions, which complicate the installation of solar power systems. As such, our quarterly operating results may fluctuate from period to period based on the seasonality of industry demand for solar power products. In addition, our quarterly results may also be affected by other factors, such as changes in costs of raw materials, delays in equipment delivery, suppliers’ failure to perform their delivery obligations and interruptions in electricity supply, etc. As a result, you may not be able to rely on period to period comparisons of our operating results as an indication of our future performance.

Increases in electricity costs or a shortage of electricity supply may adversely affect our operations.

We consume a significant amount of electricity in our operations. Moreover, with the rapid development of the PRC economy, demand for electricity has continued to increase. There have been shortages in electricity supply in various regions across China, especially during peak seasons, such as summer. To mitigate the effect of possible interruption or shortage of electricity, we have installed backup power transformer substations at our site with an aggregate capacity of 11 million volt-amperes. The capacity of our backup transformer substation is not sufficient to fully support our current production. In view of our operations and planned production expansion, we cannot assure you that there will be no risk of interruption or shortages in our electricity supply or that there will be sufficient electricity available to meet our future requirements. We also cannot assure you that our electricity cost will not rise significantly or that we will be able to pass the increased cost to our customers. Increases in electricity costs may adversely affect our profitability.

Compliance with environmental regulations can be expensive, and non-compliance with these regulations may result in adverse publicity and potentially significant monetary damages and fines.

As our manufacturing processes, including processing reclaimable silicon raw materials, producing ingots and slicing wafers, generate noise, waste water and gaseous and other industrial wastes, we are required to comply with all applicable regulations regarding protection of the environment. We are in compliance with present environmental protection requirements and have all the necessary environmental permits to conduct our business. However, if more stringent regulations are adopted in the future, the cost of compliance with these new regulations could be substantial. If we fail to comply with present or future environmental regulations, we may be required to pay substantial fines, suspend production or cease operations. We use, generate and discharge toxic, volatile and otherwise hazardous chemicals and wastes in our research and development and manufacturing activities. Any failure by us to control the use of, or to restrict adequately the discharge of, hazardous substances could subject us to potentially significant monetary damages and fines or suspensions in our business operations.

We have limited insurance coverage and may incur losses resulting from product liability claims or business interruptions.

As the insurance industry in China is still in an early stage of development, the product liability insurance and business interruption insurance available in China offer limited coverage compared to that offered in many other countries. We do not have any product liability insurance or business interruption insurance. Any business disruption or natural disaster could result in substantial costs and a diversion of resources, which would have an adverse effect on our business and results of operations.

As with other solar power product manufacturers, we are exposed to risks associated with product liability claims if the use of our solar power products results in injury. Since our solar wafers are made into electricity generating devices and our solar modules generate electricity, it is possible that users could be injured or killed by our products as a result of product malfunctions, defects, improper installation or other causes. We only began commercial shipment of our solar power products in July 2005, and, because of our limited operating history, we cannot predict whether product liability claims will be brought against us in the future or the effect of any resulting negative publicity on our business. The successful assertion of product liability claims against us could result in potentially significant monetary damages and require us to make significant payments. Historically, our solar modules were typically sold with a warranty for minimum power output warranty of up to 20 years following the date of sale. We also provided warranties for our solar modules against defects in materials and workmanship for a period of two years from the date of sale. We do not provide similar warranties for our solar wafers. We have sold solar modules only since July 2005, and discontinued the sale of our solar modules in April 2006. Due to the short usage history of our products, we cannot assure you that our assumptions regarding the durability and reliability of our products are reasonable. Our warranty provisions may be inadequate, and we may have to incur substantial expense to repair or replace defective products in the future. See “—Problems with product quality or product performance could result in increased costs, damage to our reputation and loss of revenues and market share.” Any increase in the defect rate of our products would cause us to increase the amount of our warranty reserves and have a correspondingly negative impact on our operating results. Furthermore, widespread product failures may damage our market reputation, reduce our market share and cause our sales to decline.

Our financial leverage may hamper our ability to expand and may materially affect our results of operations.

We have significant borrowings and issued RMB928,700,000 U.S. Dollar Settled 1% Convertible Bonds due 2012 in March 2007 which are used primarily for working capital purposes and capital expenditures. We expect to incur new debt obligations to finance our operations and, as a result, we will be required to allocate a significant portion of our cash flow to service these obligations. This could impair our ability to make necessary capital expenditures, develop business opportunities or make strategic acquisitions. We cannot assure you that our business will generate sufficient cash flow from operations in the future to service our debts and make necessary capital expenditures, in which case we may seek additional financing, dispose of certain assets or seek to refinance some or all of our debts. We cannot assure you that any of these alternatives can be implemented on satisfactory terms, if at all, or without breach of the terms and conditions of existing or future financing arrangements. In the event that we are unable to meet our obligations when they become due or if our creditors take legal action against us for payment, we may have to liquidate our long-term assets to repay our creditors. We may have difficulty converting our long-term assets into current assets in such a situation and may suffer losses from the sale of our long-term assets. This would materially and adversely affect our operations and prevent us from successfully implementing our business strategy.

We failed to disclose certain trust arrangements involving shares in our company owned by Mr. Li and Mr. Wu in our admission document in connection with our AIM flotation. Any future breach of the AIM rules by us may subject us to strict disciplinary actions by AIM.

In July 2007, it came to our attention that the admission document we used in connection with our AIM flotation failed to mention an arrangement pursuant to which Messrs. Li and Wu had agreed to hold in trust for Mr. Zhengmin Lian and Mr. Xiangjun Dong, each a director of Zhejiang Yuhui, certain percentages of shares in ReneSola registered under Ruixin Holdings Limited and Yuncai Holdings Limited. Such omission was due to an oversight and resulted in a failure to disclose Mr. Lian’s and Mr. Dong’s beneficial interests in our shares. Promptly upon discovery of such omission, we informed AIM and issued a public announcement on the AIM market correcting this omission and disclosing Mr. Lian’s and Mr. Dong’s beneficial interests in us. After a preliminary inquiry, AIM found in September 2007 that we had breached the AIM rules in respect of the accurate disclosure of directors’ share ownership in the company. Because there was no intention to mislead our investors, AIM decided not to pursue disciplinary action against us or any individual associated with us. However, AIM has reserved the right to revisit this decision in the event of any future breach by us. Should any of AIM’s rules be breached in the future, AIM may take disciplinary action against us because of our prior record. Any disciplinary action by AIM against us, which could include, inter alia, a fine, public or private censure and/or cancellation of admission, may have a material adverse effect on the trading prices of our shares on AIM and of our ADS.

Risks Related To Doing Business In China

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and materially and adversely affect our competitive position.

Substantially all of our business operations are conducted in China and some of our sales are made in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. Since the late 1970s, the PRC government has been reforming the economic system in China. These reforms have resulted in significant economic growth. However, we cannot predict the future direction of economic reforms or the effects such measures may have on our business, financial position or results of operations. Furthermore, while the economy of China has experienced significant growth in the past twenty years, this growth has been uneven, both geographically and among various sectors of the economy. Any adverse change in the economic conditions in China, in policies of the PRC government, or in laws and regulations in China, could have a material adverse effect on the overall economic growth of China and investment in the solar power industry. Such developments could adversely affect our business, lead to a reduction in demand for our products and adversely affect our competitive position.

Uncertainties with respect to the PRC legal system could adversely affect us.

We are a holding company, and we conduct our business primarily through our subsidiary, Zhejiang Yuhui, incorporated in China. Zhejiang Yuhui is generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly-foreign owned enterprises. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

Expiration of, or changes to, current PRC tax incentives that our business enjoys could have a material adverse effect on our results of operations.

The PRC government has provided various incentives to foreign-invested enterprises to encourage foreign investments. Such incentives include reduced tax rates and other measures. As a foreign-invested enterprise in a manufacturing business with an authorized term of operation for more than ten years, Zhejiang Yuhui is entitled to full exemption from the enterprise income tax for the years of 2005 and 2006 and a 50% reduction during the three succeeding years.

In March 2007, the National People’s Congress of China enacted a new Enterprise Income Tax Law, which became effective on January 1, 2008. In December 2007, the State Council of China promulgated the Implementing Regulation of the new Enterprise Income Tax Law, which became effective on January 1, 2008. The new tax law imposes a unified state income tax rate of 25% on all domestic enterprises and foreign-invested enterprises unless they qualify under certain limited exceptions. Under the new tax law and relevant rules, Zhejiang Yuhui is subject to a state enterprise income tax rate of 25% as of January 1, 2008. In addition, enterprises that were established and already enjoyed preferential income tax treatments before March 16, 2007 will continue to enjoy the original preferential tax exemptions or reductions until the expiration of the specified terms, except that the relevant exemption or reduction starts from January 1, 2008, if the first profitable year for the relevant enterprise is later than January 1, 2008. Therefore, Zhejiang Yuhui will continue to be entitled to the above preferential tax exemption and reduction currently enjoyed by it during such transition period.

In addition, Zhejiang Yuhui increased its registered capital from $1.5 million to $16.5 million in April 2006, and then to $28.5 million in September 2006, and as a result, prior to January 1, 2008, it was entitled to full exemption from enterprise income tax for the two years from the first profitable year and a 50% deduction for the following three years with respect to the income attributable to operations funded by the increased capital according to the then effective PRC laws and regulations. As there is uncertainty regarding the interpretation and implementation of the new Enterprise Income Tax Law and relevant rules, it is uncertain whether Zhejiang Yuhui can continue to be entitled to such preferential tax treatment as of January 1, 2008.

Moreover, under the new tax law, enterprises organized under the laws of jurisdictions outside China with their de facto management bodies located within China may be considered PRC resident enterprises and, therefore, subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The Implementing Regulation of the new tax Law defines a “de facto management body” as an establishment which exerts substantial overall management and control over the operation, personnel, financial affairs, assets and other aspects of the enterprise. If a majority of the members of our management team continue to be located in China after the effective date of the new tax law, we may be considered a PRC resident enterprise and therefore subject to PRC enterprise income tax at the rate of 25% on our worldwide income. If our current tax benefits expire or otherwise become unavailable to us for any reason, our profitability may be materially or adversely affected. In addition, our PRC subsidiary, Zhejiang Yuhui, is required to pay value added tax, or VAT, with respect to the gross sales proceeds. Historically, when exporting products, Zhejiang Yuhui was entitled to a 13% refund of VAT that it has already paid or borne. However, as of July 1, 2007, the VAT refund is reduced to 5%, which materially affects the gross margin of our overseas sales. If this VAT refund is further reduced, our profitability may be materially and adversely affected.

We rely on dividends paid by our subsidiary for our cash needs.

We rely on dividends paid by our PRC subsidiary, Zhejiang Yuhui, for our cash needs, including the funds necessary to pay dividends and other cash distributions, if any, to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in China is subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Zhejiang Yuhui is also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Zhejiang Yuhui is also required to allocate a portion of its after-tax profits, as determined by its board of directors, to its staff welfare and bonus funds, which may not be distributed to equity owners. In addition, when Zhejiang Yuhui incurs debt on its own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. For example, according to certain loan agreements between Zhejiang Yuhui and its banks, Zhejiang Yuhui is not permitted to pay dividends for any given year if it has no after-tax profit or any principal or interest due in that year has not been paid.

Under the current PRC tax law, dividend payments to foreign investors made by foreign-invested enterprises such as our PRC subsidiary, Zhejiang Yuhui, are exempt from PRC withholding tax. Pursuant to the new PRC Enterprise Income Tax Law and its Implementing Regulation, which will become effective on January 1, 2008, however, dividends payable by a foreign-invested enterprise to its foreign investors will be subject to a 10% withholding tax if the foreign investors are considered as non-resident enterprises without any establishment or place within China or if the dividends payable have no connection with the establishment or place of the foreign investors within China, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The British Virgin Islands, where we are incorporated, does not have such a tax treaty with China. Although the new Enterprise Income Tax Law contemplates the possibility of exemptions from withholding taxes for China-sourced income of foreign investors, the PRC tax authorities have not promulgated any related implementation rules and it remains unclear whether we would be able to obtain exemptions from PRC withholding taxes for dividend distributions to us by Zhejiang Yuhui.

Fluctuations in exchange rates may have a material adverse effect on your investment.

A substantial portion of our sales, costs and expenses is denominated in Renminbi and U.S. dollars, with the remainder in Euros and Japanese Yen. Fluctuations in exchange rates, particularly among the U.S. dollar and Renminbi, could affect our net profit margins and could result in foreign exchange losses and operating losses. For example, we recognized foreign exchange loss of $2.9 million in the nine months ended September 30, 2007. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currencies.

The change in value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 12.3% appreciation of the RMB against the U.S. dollar between July 21, 2005 and January 9, 2008. While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar. As a substantial portion of our costs and expenses is denominated in Renminbi, the revaluation beginning in July 2005 and potential future revaluation has and could further increase our costs in U.S. dollar terms. For example, to the extent that we need to convert U.S. dollars we receive from this offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations.

Restrictions on currency exchange may limit our ability to receive and use our revenues or financing effectively.

A significant portion of our revenues and expenses are denominated in Renminbi. If our revenues denominated in Renminbi increase or expenses denominated in Renminbi decrease in the future, we may need to convert a portion of our revenues into other currencies to meet our foreign currency obligations, including, among others, payment of dividends declared, if any, in respect of our shares or ADSs. Under China’s existing foreign exchange regulations, Zhejiang Yuhui is able to pay dividends in foreign currencies, without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, we cannot assure you that the PRC government will not take further measures in the future to restrict access to foreign currencies for current account transactions.

Foreign exchange transactions by Zhejiang Yuhui under capital accounts continue to be subject to significant foreign exchange controls and require the approval of, or registration with, PRC governmental authorities. In particular, if Zhejiang Yuhui borrows foreign currency loans from us or other foreign lenders, these loans must be registered with SAFE, and if we finance it by means of additional capital contributions using, for instance, proceeds from this offering, these capital contributions must be approved or registered by certain government authorities including SAFE, the Ministry of Commerce or their local counterparts. These limitations could affect the ability of Zhejiang Yuhui to obtain foreign exchange through debt or equity financing, and could affect our business and financial condition.

If we are required to obtain the prior approval of the China Securities Regulatory Commission, or CSRC, for the listing and trading of our ADSs on the New York Stock Exchange, this offering could be delayed until we obtain approval.

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, CSRC and SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, which became effective on September 8, 2006. These regulations include, among other things, provisions that purport to require that an offshore special purpose vehicle formed for purposes of overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals obtain CSRC approval prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. CSRC approval procedures require the filing of a number of documents with CSRC and it would take several months to complete the approval process. The application of this new regulation remains unclear with no consensus currently existing among leading PRC law firms regarding the scope of the applicability of the CSRC approval requirement.

Our PRC counsel, Boss & Young, has advised us that, based on their understanding of the current PRC laws and regulations as well as the procedures announced on September 21, 2006, CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this new procedure; and in spite of the above, given that we have completed our restructuring and established an offshore holding structure before September 8, 2006, the effective date of the new regulation, this regulation does not require an application to be submitted to CSRC for its approval of the listing and trading of our ADSs on the New York Stock Exchange, unless we are clearly required to do so by possible later CSRC rules.

If CSRC requires that we obtain its approval prior to the completion of this offering, this offering will be delayed until we obtain CSRC approval, which may take several months. If prior CSRC approval is required but not obtained, we may face regulatory actions or other sanctions from CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from this offering into the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur.

Also, if CSRC subsequently requires that we obtain its approval, we may be unable to obtain a waiver of CSRC approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding this CSRC approval requirement could have a material adverse effect on the trading price of our ADSs.

Recent PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to inject capital into our PRC subsidiary, limit our subsidiary’s ability to increase its registered capital, distribute profits to us, or otherwise adversely affect us.

On October 21, 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, which became effective as of November 1, 2005. According to Notice 75, prior registration with the local SAFE branch is required for PRC residents to establish or to control an offshore company for the purposes of financing that offshore company with assets or equity interests in an onshore enterprise located in the PRC. An amendment to registration or filing with the local SAFE branch by such PRC resident is also required for the injection of equity interests or assets of an onshore enterprise in the offshore company or overseas funds raised by such offshore company, or any other material change involving a change in the capital of the offshore company. Moreover, Notice 75 applies retroactively. As a result, PRC residents who have established or acquired control of offshore companies that have made onshore investments in the PRC in the past were required to complete the relevant registration procedures with the local SAFE branch by March 31, 2006.

We have urged our shareholders who are PRC residents to make the necessary applications and filings as required under Notice 75 and other related rules. However, as a result of uncertainty concerning the reconciliation of Notice 75 with other approval or registration requirements, it remains unclear how Notice 75, and any future legislation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. To our knowledge, our primary shareholders have completed the necessary filings as required under Notice 75 and other related rules, except that (i) Mr. Xianshou Li, our chief executive officer and director, and Mr. Yuncai Wu, our vice president and director, are in the process of updating their filing in connection with their transfers of shares in our company to their respective holding vehicles and the change in our company’s shareholding structure due to our AIM admission, which filings are expected to be completed in the near term; and (ii) Mr. Zhengmin Lian and Mr. Xiangjun Dong have inquired with the relevant local branch of the SAFE with respect to the filings of the shares which Mr. Li and Mr. Wu hold on trust for them as described in “Related Party Transactions—Restructuring,” but were advised that such applications could not be accepted as there is a lack of precedents for filing such trust arrangements. We attempt to comply, and attempt to ensure that our shareholders who are subject to these rules comply, with the relevant requirements. However, we cannot provide any assurances that all of our shareholders who are PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by Notice 75 or other related rules. The failure or inability of our PRC resident shareholders to make any required registrations or comply with other requirements may subject such shareholders to fines and legal sanctions and may also limit our ability to contribute additional capital into or provide loans to (including using the proceeds from this offering) our PRC subsidiary, limit our PRC subsidiary’s ability to pay dividends or otherwise distribute profits to us, or otherwise adversely affect us.

We face risks related to health epidemics and other outbreaks.

Our business could be adversely affected by the effects of avian flu, severe acute respiratory syndrome, or SARS, or another epidemic or outbreak. From 2005 to 2007, there have been reports on the occurrence of avian flu in various parts of China and elsewhere in Asia, including a few confirmed human cases and deaths. Any prolonged recurrence of avian flu, SARS or other adverse public health developments in China may have a material adverse effect on our business operations. Our operations may be impacted by a number of health-related factors, including, among other things, quarantines or closures of our facilities which could severely disrupt our operations, the sickness or death of our key officers and employees, and a general slowdown in the Chinese economy. Any of the foregoing events or other unforeseen consequences of public health problems could adversely affect our business and results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of avian flu, SARS or any other epidemic.

Risks Related To Our ADSs and This Offering

Volatility of the AIM market may adversely affect the price of our shares and ADSs.

Our shares are traded on the AIM market of the London Stock Exchange. AIM, like any other securities exchange, may experience problems that affect the market price and liquidity of the securities of its listed companies. These problems may include temporary exchange closures, the suspension of stock exchange administration, broker defaults, settlement delays and strikes by brokers. Similar problems could occur in the future and, if they do, they could harm the market price and liquidity of our shares and the price of our ADSs.

There has been no prior market for our ADSs and this offering may not result in an active or liquid market for our ADSs.

Prior to this offering, there has not been a public market for our ADSs and AIM has been the only market for our shares. Although application has been made for listing of our ADSs on the New York Stock Exchange, there can be no assurance that the offering will be completed and an active public market in our ADSs may not develop or be sustained after the offering. In addition, if a significant number of our ADS holders withdraw the underlying shares from our ADS facility and no additional ADSs are issued, the liquidity of our ADSs would be adversely affected.

The market price for our ADSs may be volatile.

The market price for our ADSs may be volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other solar power companies;

•	announcements by us or our competitors of new products, patent litigation, issuance of patents, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	technological breakthroughs in the solar and other renewable power industries;

•	reduction or elimination of government subsidies and economic incentives for the solar power industry;

•	potential litigation or administrative investigations;

•	addition or departure of key personnel;

•	fluctuations of exchange rates between the RMB and U.S. dollar or other foreign currencies;

•	release of lock-up or other transfer restrictions on our outstanding ADSs or shares or sales of additional ADSs; and

•	general market conditions or other developments affecting us or our industry.

You should note that the stock prices of solar power companies have experienced wide fluctuations. Such wide market fluctuations may adversely affect the market price of our ADSs.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

You will experience immediate and substantial dilution in the net tangible book value of ADSs purchased.

The public offering price per ADSs will be substantially higher than the net tangible book value per ADS prior to the offering. Consequently, when you purchase ADSs in the offering at an assumed public offering price of $            , based on the closing price of our shares on AIM on             , 2008, you will incur immediate dilution of $             per ADS. See “Dilution.” In addition, you may experience further dilution to the extent that additional shares are issued upon exercise of outstanding options we may grant from time to time.

Our existing principal shareholders have substantial influence over our company, and their interests may not be aligned with the interests of our other shareholders.

Mr. Xianshou Li, our chief executive officer and director, and Mr. Yuncai Wu, our vice president and director, currently hold, indirectly, 39.5% and 20.3% of our outstanding share capital and will hold, indirectly, approximately             % and             % of our outstanding share capital upon completion of this offering, respectively. As such, Mr. Li and Mr. Wu have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. For example, holders of a majority of our shares entitled to vote in a duly convened and constituted shareholders’ meeting may pass a shareholders’ resolution to issue preferred shares in one or more series and to fix the powers and rights of these shares, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our existing shares. Preferred shares could thus be issued with terms that would delay or prevent a change in control or make removal of management more difficult. These actions may be taken even if they are opposed by our other shareholders and holders of our ADSs, including those who purchase our ADSs in this offering.

We may need additional capital and may sell additional ADSs or other equity securities or incur indebtedness, which could result in additional dilution to our shareholders or increase our debt service obligations.

We believe that our current cash and cash equivalents, anticipated cash flow from operations and the proceeds from this offering will be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Substantial future sales of our ADSs in the public market, or the perception that these sales could occur, could cause the price of our ADSs to decline.

Additional sales of our shares or ADSs in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933, or the Securities Act. Each of our directors, executive officers and certain shareholders has agreed, subject to certain exceptions, not to transfer or dispose of any of our shares, in the form of ADSs or otherwise, for a period of 180 days after the date of this prospectus. After the expiration of the 180-day period, the shares held by these shareholders may be sold subject to volume and other restrictions under Rule 144 under the Securities Act. Further, any or all of these shares may be released prior to expiration of the lock-up period at the discretion of the lead underwriters for this offering. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our ADSs could decline.

As a holder of our ADSs, you may not have the same voting rights as the holders of our shares and may not receive voting materials in time to be able to exercise your right to vote.

As a holder of ADSs, you will not be treated as one of our shareholders. Instead, the depositary will be treated as the holder of the shares underlying your ADSs. However, you may exercise some of the shareholders’ rights through the depositary, and you will have the right to withdraw the shares underlying your ADSs from the deposit facility as described in “Description of American Depositary Shares—Deposit, Withdrawal and Cancellation” and “Description of American Depositary Shares—Your Right to Receive the Shares Underlying Your ADSs.” Except as described in this prospectus and in the deposit agreement, holders of our ADSs will not be able to directly exercise voting rights attaching to the shares evidenced by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching the shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

You may not be able to participate in rights offerings and may experience dilution of your holdings as a result.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement for the ADSs, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act of 1933, as amended, or exempt from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to take advantage of any exemptions from registration under the Securities Act. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs represented by the ADRs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under British Virgin Islands law, conduct substantially all of our operations in China and most of our officers and directors reside outside the United States.

We are incorporated in the British Virgin Islands, and conduct substantially all of our operations in China through our wholly owned subsidiary in China. Most of our officers and directors reside outside the United States and some or all of the assets of those persons are located outside of the United States. As a result, it may be difficult or impossible for you to bring an original action against us or against these individuals in a British Virgin Islands or China court in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the British Virgin Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. For more information regarding the relevant laws of the British Virgin Islands and China, see “Enforceability of Civil Liabilities.”

Our corporate affairs are governed by our memorandum and articles of association and by the BVI Business Companies Act, 2004 and common law of the British Virgin Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under British Virgin Islands law are to a large extent governed by the common law of the British Virgin Islands. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the British Virgin Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the British Virgin Islands has no securities laws as compared to the United States, and provides significantly less protection to investors. In addition, British Virgin Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or shares.

We do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year ending December 31, 2008. However, we must make a separate determination each taxable year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2008 or any future taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during the taxable year) is attributable to assets that produce or are held for the production of passive income. The value of our assets for purposes of the PFIC asset test will generally be determined based on the market price of our ADSs and shares, which is likely to fluctuate after this offering. If we are treated as a PFIC for any taxable year during which a U.S. Holder (as defined in “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company”) holds an ADS or a share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

We will incur increased costs as a result of being a public company in the United States.

As a public company in the United States, we will incur a significantly higher level of legal, accounting and other expenses than we did previously. In addition, the Sarbanes-Oxley Act, as well as new rules subsequently implemented by the SEC and the New York Stock Exchange, have required changes in the corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

FORWARD-LOOKING STATEMENTS

We make “forward-looking statements” in the “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” sections and elsewhere throughout this prospectus, such as our expected manufacturing capacity, our estimated silicon raw material requirements for 2008 and our estimated silicon consumption rate for 2008. Whenever you read a statement that is not simply a statement of historical fact (such as when we describe what we “believe,” “expect” or “anticipate” will occur, what “will” or “could” happen, and other similar statements), you must remember that our expectations may not be correct, even though we believe that they are reasonable. We do not guarantee that the transactions and events described in this prospectus will happen as described or that they will happen at all. You should read this prospectus completely and with the understanding that actual future results may be materially different from what we expect. The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though our situation will change in the future.

Whether actual results will conform with our expectations and predictions is subject to a number of risks and uncertainties, many of which are beyond our control, and reflect future business decisions that are subject to change. Some of the assumptions, future results and levels of performance expressed or implied in the forward-looking statements we make inevitably will not materialize, and unanticipated events may occur which will affect our results. The “Risk Factors” section of this prospectus describes the principal contingencies and uncertainties to which we believe we are subject.

This prospectus also contains data related to the solar power market in several countries, including China. This market data, including market data from Solarbuzz, include projections that are based on a number of assumptions. The solar power market may not grow at the rates projected by the market data, or at all. The failure of the market to grow at the projected rates may materially and adversely affect our business and the market price of our ADSs. In addition, the rapidly changing nature of the solar power market subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data proves to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $             million or approximately $             million if the underwriters exercise their option to purchase additional ADSs in full, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. These estimates are based upon an assumed public offering price of $             per ADS, the closing price of our shares on AIM on             , 2008 and adjusted to account for the ratio of              shares per ADS. We will not receive any of the proceeds from the sale of ADSs by the selling shareholders. A $1.00 increase (decrease) in the assumed public offering price of $             per ADS would increase (decrease) the net proceeds of this offering by $             million, assuming the sale of              ADSs at $             per ADS, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. We intend to use the net proceeds we receive from this offering for the following purposes:

•

approximately $70 million to expand our solar wafer manufacturing facilities and purchase additional equipment for our wafer capacity expansion plan in 2008; we believe such amount will cover approximately 75% of the anticipated financing for our 2008 wafer expansion plan;

•

approximately $60 million to invest in polysilicon manufacturing production in 2008; we believe that such amount will cover approximately 45% of the anticipated investment amount for polysilicon manufacturing production in 2008; and

•	the remaining amount to pay or prepay for raw materials and for other general corporate purposes.

The foregoing represents our current intentions to use and allocate the net proceeds of this offering based upon our present plans and business conditions. We believe the net proceeds from this offering together with our anticipated cash flow from our operations and borrowings from our existing bank facilities will be sufficient to meet our anticipated cash needs for our expansion plans in 2008. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus.

Pending use of the net proceeds, we intend to hold our net proceeds in demand deposits or invest them in interest-bearing government securities.

Since we are an offshore holding company, we will need to make capital contributions and loans to our PRC subsidiaries such that the net proceeds of the offering can be used in the manner described above. Such capital contributions and loans are subject to a number of limitations and approval processes under PRC laws and regulations. We cannot assure you that we can obtain the approvals from the relevant governmental authorities, or complete the registration and filing procedures required to use our net proceeds as described above, in each case on a timely basis, or at all. We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

DIVIDEND POLICY

We have no present plan to declare and pay any dividends on our shares or ADSs in the near future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a limited liability holding company incorporated in the British Virgin Islands. We rely on dividends from Zhejiang Yuhui, our subsidiary in China, and any newly formed subsidiaries to fund the payment of dividends, if any, to our shareholders. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their retained profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our subsidiary in China is required to set aside a certain amount of its retained profits each year, if any, to fund certain statutory reserves. These reserves may not be distributed as cash dividends. Furthermore, when Zhejiang Yuhui or any newly formed subsidiaries incurs debt on its own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. For example, according to certain short-term loan agreements between Zhejiang Yuhui and its banks, Zhejiang Yuhui is not permitted to pay dividends for any given year if it has no after-tax profit or any principal or interest due in that year has not been paid. In addition, the new PRC Enterprise Income Tax Law and its Implementation Regulation, which became effective on January 1, 2008, eliminates the current enterprise income tax exemption for dividends derived by foreign investors from their directly invested enterprise in China, such as Zhejiang Yuhui, and imposes on the invested enterprise, an obligation to withhold a 10% tax on dividend distributions, if we, as the foreign investor of Zhejiang Yuhui, are considered as non-resident enterprises without any establishment or place within China or if the dividends payable have no connection with the establishment or place of the foreign investors within China.

Our board of directors has complete discretion as to whether to distribute dividends, subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. According to the terms of our RMB928,700,000 U.S. Dollar Settled 1% Convertible Bonds due 2012, if we pay any dividends, the conversion price of such bonds will be adjusted downward by multiplying a fraction, the numerator of which is the current market price per share of our company on the last trading day preceding the date on which the dividend is announced, or the market price of the preceding day, minus the fair market value of the dividend per share on the date of such announcement, and the denominator of which is the market price of the preceding day. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.”

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2007:

•	on an actual basis;

•

on an as adjusted basis to reflect the sale of 18,425,000 shares in the form of ADSs by us in this offering at an assumed public offering price of $             per ADS, the closing price of our shares on AIM on             , 2008 and adjusted to account for the ratio of two shares per ADS, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us;

•

on a pro forma as adjusted basis to reflect: (i) the conversion of approximately 10,485,231 shares pursuant to RMB928,700,000 U.S. Dollar Settled 1% Convertible Bonds due 2012 calculated based on the conversion price in effect on the date of this prospectus, and (ii) the sale of 18,425,000 shares in the form of ADSs by us in this offering at an assumed public offering price of $             per ADS, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of September 30, 2007
	Actual	As adjusted		Pro forma as adjusted
	(in thousands)
Convertible bonds payable	$124,384		$124,384		—
Long-term borrowings	6,657		$6,657		$6,657

Shareholders’ equity:
Shares (no par value; 250,000,000 shares authorized and 100,000,032 shares issued and outstanding as of September 30, 2007)	36,266
Additional paid-in capital(1)	14,157
Retained earnings	48,729		48,729		48,729
Accumulated other comprehensive income	4,694		4,694		4,694

Total shareholders’ equity(1)	103,846

Total capitalization(1)	$234,887	$		$

(1)	Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deduction of underwriting discounts and commissions and the estimated offering expenses payable by us, a $1.00 increase (decrease) in the assumed public offering price of $ per ADS would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by $ million.

DILUTION

Our net tangible book value as of September 30, 2007 was approximately $96.5 million, or $0.97 per share, and $1.93 per ADS. Net tangible book value per share represents the amount of total tangible assets (net of prepaid land rent), minus the amount of total liabilities, divided by the total number of shares outstanding. Dilution is determined by subtracting net tangible book value per share from the assumed public offering price per share.

Without taking into account any other changes in such net tangible book value after September 30, 2007, other than to give effect to (i) our issuance and sale of              ADSs in this offering, at an assumed public offering price of $             per ADS, the closing price of our shares on AIM on             , 2008 and adjusted to account for the ratio of two shares per ADS, after deduction of underwriting discounts and commissions and estimated offering expenses payable by us (assuming the over-allotment option is not exercised), and (ii) the conversion of approximately 10,485,231 shares pursuant to RMB928,700,000 U.S. Dollar Settled 1% Convertible Bonds due 2012 calculated based on the conversion price in effect on the date of this prospectus, our pro forma as adjusted net tangible book value at September 30, 2007 would have been $             per outstanding share, including shares underlying our outstanding ADSs, or $             per ADS. This represents an immediate increase in net tangible book value of $             per share, or $             per ADS, to existing shareholders and an immediate dilution in net tangible book value of $             per share, or $             per ADS, to purchasers of ADSs in this offering.

The following table illustrates the dilution on a per share basis assuming that the public offering price per share is $            , and all ADSs are exchanged for shares:

	Per Ordinary Share		Per ADS
Assumed public offering price	$
Net tangible book value as of September 30, 2007		0.97

Pro forma net tangible book value per share after giving effect to conversion of RMB928,700,000 U.S. Dollar Settled 1% Convertible Bonds due 2012
Pro forma as adjusted net tangible book value per share after giving effect to conversion of RMB928,700,000 U.S. Dollar Settled 1% Convertible Bonds due 2012 and this offering

Amount of dilution in net tangible book value to new investors in the offering	$

A $1.00 increase in the assumed public offering price of $             per ADS would increase our pro forma as adjusted net tangible book value per share and per ADS after giving effect to the conversion of approximately 10,485,231 shares pursuant to our RMB928,700,000 U.S. Dollar Settled 1% Convertible Bonds due 2012 calculated based on the conversion price in effect on the date of this prospectus and this offering by $             per share and $             per ADS and the dilution in pro forma as adjusted net tangible book value per share and per ADS to new investors in this offering by $             per share and $             per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses.

The number of shares issuable upon the conversion of our RMB928,700,000 U.S. Dollar Settled 1% Convertible Bonds due 2012 will be adjusted if we issue shares in our offering at a price below 95% of the current market price on the last trading day preceding the date of announcement of the terms of our offering. The conversion price of the convertible bonds will be adjusted by multiplying the conversion price immediately before the issue of additional shares by the following fraction:

A + B
C

Where:

A	is the number of shares in issue immediately before the issue of such additional shares;

B	is the number of shares which the aggregate consideration receivable for the issue of such additional shares would purchase at such current market price per share; and

C	is the number of shares in issue immediately after the issue of such additional shares.

Current market price at a particular date means the average closing price our AIM shares for the five consecutive trading days ending on the trading day immediately preceding such date. Such adjustment shall become effective on the date of issue of such additional shares.

Therefore, a $1.00 decrease in the assumed public offering price of $             per ADSs would decrease our pro forma as adjusted net tangible book value per share and per ADS after giving effect to the conversion of approximately              shares pursuant to our convertible bonds calculated based on the adjusted conversion price resulted from such decrease in the assumed public offering price (after taking into effect anti-dilution adjustments), by $             per share and $             per ADS and the dilution in pro forma adjusted net tangible value per share and per ADS to new investors in this offering by $             per share and $             per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, after deducting underwriting discounts and commission and other offering expenses.

Similarly, a 10% decrease in the assumed public offering price of $             per ADSs would decrease our pro forma as adjusted net tangible book value per share and per ADS after giving effect to the conversion of approximately              shares pursuant to our convertible bonds calculated based on the adjusted conversion price resulted from such decrease in the assumed public offering price (after taking into effect anti-dilution adjustments), by $             per share and $             per ADS and the dilution in pro forma adjusted net tangible value per share and per ADS to new investors in this offering by $             per share and $             per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, after deducting underwriting discounts and commission and other offering expenses.

The pro forma and pro forma as adjusted information discussed above are illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual public offering price of our ADSs and other terms of this offering determined at pricing.

The following table summarizes, on a pro forma basis as of September 30, 2007, the differences between the shareholders as of September 30, 2007 and the new investors with respect to the number of shares purchased from us, the total consideration paid and the average price per share paid at an assumed public offering price of $             per ADS, assuming the conversion of approximately 10,485,231 shares pursuant to our convertible bonds calculated based on the conversion price in effect on the date of this prospectus and before deducting estimated underwriting discounts and commissions and estimated offering expenses. The total number of shares does not include              ADSs issuable pursuant to the exercise of the over-allotment option granted to the underwriters.

	Shares Purchased			Total Consideration			Average Price Per Share	Average Price Per ADS
	Number	Percent		Amount	Percent

Existing shareholders		(1)%		$		%	$	$
New investors				$			$	$

Total			%	$		%

(1)

Assuming the conversion of approximately 10,485,231 shares pursuant to RMB928,700,000 U.S. Dollar Settled 1% Convertible Bonds due 2012 calculated based on the conversion price in effect on the date of this prospectus.

A $1.00 increase in the assumed public offering price of $             per ADS would increase total consideration paid by new investors, total consideration paid by all shareholders, average price per share and per ADS paid by all shareholders by $             million, $             million, $             per share and $             per ADS, respectively, assuming the conversion of approximately 10,485,231 shares pursuant to our convertible bonds based on the conversion price in effect on the date of this prospectus and sale of              ADSs at $            , after deducting underwriting discounts and commissions and other offering expenses payable by us.

A $1.00 decrease in the assumed public offering price of $             per ADS would decrease total consideration paid by new investors, total consideration paid by all shareholders, average price per share and per ADS paid by all shareholders by $             million, $             million, $             per share and $             per ADS, respectively, assuming the conversion of approximately              shares of our convertible bonds based on the conversion price resulted from such decrease in the assumed public offering price (after taking into effect anti- dilution adjustments) and sale of              ADSs at $             , after deducting underwriting discounts and commission and other offering expenses payable by us.

A 10% decrease in the assumed public offering price of $             per ADS would decrease total consideration paid by new investors, total consideration paid by all shareholders, average price per share and per ADS paid by all shareholders by $             million, $             million, $             per share and $             per ADS, respectively, assuming the conversion of approximately              shares of our convertible bonds based on the conversion price resulted from such decrease in the assumed public offering price (after taking into effect anti-dilution adjustments) and sale of              ADSs at $             , after deducting underwriting discounts and commission and other offering expenses payable by us.

EXCHANGE RATE INFORMATION

Our business is conducted in China and a substantial portion of our revenues are denominated in RMB. However, periodic reports made to shareholders will be expressed in U.S. dollars using the then current exchange rates. This prospectus contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of RMB into U.S. dollars in this prospectus is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this prospectus were made at a rate of RMB7.4928 to $1.00, the noon buying rate in effect as of September 28, 2007. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On January 9, 2008, the noon buying rate was RMB7.2625 to $1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Bank of New York.

Period	Noon Buying Rate
	Period End	Average(1)	Low	High
	(RMB Per $1.00)
2003	8.2767	8.2771	8.2800	8.2765
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1940	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.7714	7.2946
July	7.5720	7.5757	7.6055	7.5580
August	7.5462	7.5734	7.6181	7.5420
September	7.4928	7.5196	7.5540	7.4928
October	7.4682	7.5016	7.5158	7.4682
November	7.3850	7.4212	7.4582	7.3800
December	7.2946	7.3682	7.4120	7.2946
2008
January (through January 9)	7.2625	7.2733	7.2946	7.2625

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

The conversion of pounds sterling into U.S. dollars in this prospectus is based on the noon buying rate in The City of New York for cable transfers of pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from pounds sterling to U.S. dollars and from U.S. dollars to pounds sterling in this prospectus were made at a rate of £1.00 to $2.0389, the noon buying rate in effect as of September 28, 2007. We make no representation that any pounds sterling or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or pounds sterling, as the case may be, at any particular rate, the rates stated below, or at all. On January 9, 2008, the noon buying rate was £1.00 to $1.9564.

The conversion of euros into U.S. dollars in this prospectus is based on the noon buying rate in The City of New York for cable transfers of euros as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from euros to U.S. dollars and from U.S. dollars to euros in this prospectus were made at a rate of €1.00 to $1.4219, the noon buying rate in effect as of September 28, 2007. We make no representation that any euros or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or euros, as the case may be, at any particular rate, the rates stated below, or at all. On January 9, 2008, the noon buying rate was €1.00 to $1.4663.

MARKET PRICE INFORMATION

In August 2006, our shares were admitted to trading on AIM, in conjunction with a placing of 33,333,333 shares at $1.50 per share. AIM was launched in 1995 as an alternative investment market to the main London Stock Exchange. AIM is a market designed primarily for emerging or smaller companies to which a higher investment risk tends to be attached than to larger or more established companies.

AIM offers smaller growing companies the benefits of being traded on a public market, within a regulatory environment that has been designed specifically to meet their needs. AIM has grown significantly since its inception. Companies seeking to join AIM must appoint a firm as its Nominated Adviser approved by the London Stock Exchange, which needs to satisfy itself that the company is suitable for AIM admission and meets the ongoing regulatory requirements of an AIM company. As of September 30, 2007, the shares of 1,682 companies were traded on AIM with an aggregate market capitalization of £101.9 billion.

ReneSola shares are traded by member firms of the London Stock Exchange through an electronic order book called SETS MM which is an order driven central electronic trading system and the trading hours for AIM are 8.00 a.m. to 4.30 p.m. The FTSE AIM All Share index is a weighted index that is computed by adjusting the change in each constituent’s stock price by its relevant weighting, by market capitalization, in the index. The total weighted changes in stock price are then applied to the previous day’s total to calculate the new index figure. The base date for the index is December 31, 1994.

The following table sets forth, for the periods indicated:

•	the high and low closing market price for our shares as reported on AIM;

•	the average daily trading volume of our shares; and

•	the high and low of the daily closing values of the AIM FTSE All Share index.

	Price per share		Average daily trading volume	FTSE AIM All Share Index
	High	Low		High	Low
	£			£
2006 (from August 8)	4.77	0.79	1,131,083	10.55	9.73
Third quarter	1.94	0.79	954,798	10.54	10.01
Fourth quarter	4.77	1.80	1,255,367	10.55	9.73
2007	6.39	2.10	815,149	12.37	10.11
First quarter	6.39	4.12	656,726	11.46	10.46
January	5.90	4.12	628,912	10.79	10.46
February	6.39	5.30	734,523	11.43	10.88
March	5.25	4.74	613,815	11.46	10.81
Second quarter	5.71	4.36	756,848	12.26	11.44
April	5.62	4.36	711,608	11.81	11.44
May	5.32	4.75	862,926	12.13	11.77
June	5.71	5.35	691,700	12.26	11.97
Third quarter	5.52	2.10	1,051,842	12.37	10.64
July	5.52	4.74	418,209	12.37	11.81
August	4.51	2.10	1,670,869	11.79	10.64
September	3.62	2.25	1,067,909	11.14	10.84
Fourth quarter	4.94	2.99	792,446	11.51	10.11
October	4.85	2.99	1,100,963	11.51	11.15
November	4.75	3.32	634,937	11.44	10.35
December	4.94	3.53	601,356	10.49	10.11
2008
January (through January 9)	4.96	4.28	550,102	10.56	10.35

ENFORCEABILITY OF CIVIL LIABILITIES

We were incorporated in the British Virgin Islands in order to take advantage of certain benefits associated with being a British Virgin Islands company, such as:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the British Virgin Islands. These disadvantages include:

•	the British Virgin Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

•	British Virgin Islands companies may not have standing to sue before the federal courts of the United States.

Our organizational documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

All of our operations are conducted in China, and substantially all of our assets are located in China. A majority of our officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed CT Corporation System, 111 Eighth Avenue, New York, NY 10011, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Harney Westwood & Riegels, our counsel as to British Virgin Islands law, and Boss & Young, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the British Virgin Islands and China, respectively, would:

•

recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Harney Westwood & Riegels has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the courts of the British Virgin Islands under the common law doctrine of obligation.

Boss & Young has further advised us that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other agreements that provide for the reciprocal recognition and enforcement of foreign judgments with the United States. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. Thus, it is uncertain whether a PRC court would enforce a judgment rendered by a court in the United States.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following information in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The following selected consolidated statements of income data for the years ended December 31, 2005 and 2006 and the six months ended June 30, 2007 and the selected consolidated balance sheet data as of December 31, 2005 and 2006 and June 30, 2007 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP, and reflect our current corporate structure as if it has been in existence throughout the relevant periods. The historical results are not necessarily indicative of results to be expected in any future period.

Our selected consolidated statement of income data for the period from August 7, 2003, the date of the inception of our predecessor entity to December 31, 2003 and the year ended December 31, 2004 and our consolidated balance sheets as of December 31, 2003 and 2004 have been derived from our unaudited consolidated financial statements, which are not included in this prospectus. Our selected consolidated statement of income data for the six months ended June 30, 2006 and the nine months ended September 30, 2006 and 2007 and the selected consolidated balance sheet data as of September 30, 2007 have been derived from our unaudited financial statements included elsewhere in this prospectus. Our unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements.

	Period from August 7 to December 31, 2003	For the Year Ended December 31,			For the Six Months Ended June 30,		For the Nine Months Ended September 30,
		2004	2005	2006	2006	2007	2006	2007
	(in thousands, except percentage, share, per share data)
Consolidated Statement of Income Data
Net revenues:
Product sales	—	—	$5,088	$78,515	$23,330	$76,195	$49,009	$143,996
Processing services	—	—	—	5,855	712	4,193	3,090	8,931
Total net revenues	—	—	5,088	84,371	24,042	80,388	52,099	152,927
Cost of revenues:
Product sales	—	—	(3,677)	(57,141)	(16,662)	(60,085)	(34,954)	(114,195)
Processing services	—	—	—	(2,505)	(210)	(2,201)	(1,298)	(4,855)
Total cost of revenues	—	—	(3,677)	(59,646)	(16,872)	(62,286)	(36,252)	(119,050)
Gross profit	—	—	1,411	24,725	7,170	18,102	15,847	33,877
Operating expenses:
Sales and marketing expenses	—	—	(210)	(335)	(204)	(263)	(250)	(415)
General and administrative expenses	(26)	(23)	(356)	(2,285)	(566)	(2,765)	(1,518)	(5,119)
Research and development expenses	—	—	—	(39)	(22)	(163)	(28)	(245)
Other general income (expenses)	—	48	(243)	169	15	89	155	335

Total operating income (expenses)	(26)	25	(809)	(2,490)	(777)	(3,102)	1,641	5,444

Income (loss) from operations	(26)	25	602	22,235	6,393	15,000	14,206	28,433

Interest income	—	3	1	312	6	1,154	150	1,705
Interest expenses	—	(26)	(27)	(331)	(103)	(1,338)	(278)	(2,822)
Foreign exchange gain (loss)	—	—	(2)	364	(9)	(2,303)	223	(2,873)

Income (loss) before income tax	(26)	2	574	22,580	6,287	12,513	14,301	24,443

Income tax benefit	—	5	617	2,721	751	177	1,697	985

Minority interest	—	—	—	—	—	—	—	37
Net income attributable to equity holders	$(26)	$7	$1,191	$25,301	7,038	12,690	$15,998	$25,465

	Period from August 7 to December 31, 2003	For the Year Ended December 31,			For the Six Months Ended June 30,		For the Nine Months Ended September 30,
		2004	2005	2006	2006	2007	2006	2007
	(in thousands, except percentage, share, per share data)
Earnings per share:(1)
Basic	—	—	0.02	0.32	0.11	0.13	0.22	0.25
Diluted	—	—	0.02	0.32	0.11	0.13	0.22	0.25
Earnings per ADS
Basic	—	—	0.04	0.63	0.21	0.25	0.44	0.51
Diluted	—	—	$0.04	$0.63	$0.21	$0.25	$0.44	$0.51
Weighted average number of shares used in computing earnings per share:(1)
Basic	—	—	66,666,699	80,000,032	66,666,699	100,000,032	73,260,106	100,000,032
Diluted	—	—	66,666,699	80,122,052	66,666,699	100,156,848	73,260,106	100,147,666
Other Consolidated Financial Data
Gross margin	—	—	27.7%	29.3%	29.8%	22.5%	30.4%	22.2%
Operating margin	—	—	11.8	26.4	26.6	18.7	27.3	18.6
Net margin	—	—	23.4%	30.0%	29.3%	15.8%	30.7%	16.7%
Selected Operating Data
Solar wafers shipped (in MW)	—	—	0.01	26.0	7.0	32.6	15.2	61.9
Average selling price ($/W)(2)	—	—	$1.55	$2.16	$2.09	$2.21	$2.14	$2.25

(1)	All shares and per share data have been presented to give retrospective effect to our reorganization in 2006.
(2)	Calculated based on net revenues attributable to solar wafer sales divided by solar wafers shipped during such period.

	As of December 31,				As of June 30, 2007	As of September 30, 2007
	2003	2004	2005	2006
	(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$194	$40	$404	$9,862	$67,904	$68,935
Inventories	1	1	3,233	44,775	75,325	94,263
Advances to suppliers	—	9	1,151	16,952	33,777	34,379
Total current assets	460	261	6,769	89,365	209,022	241,258
Property, plant and equipment, net	508	463	2,426	19,908	50,046	94,400
Advances for purchases of property, plant and equipment	—	—	54	14,957	37,931	22,874
Total assets	968	908	10,059	128,586	308,235	369,509
Short-term borrowings	—	245	712	14,675	58,929	74,554
Advances from suppliers and customers	—	—	4,495	34,452	25,866	35,451
Total current liabilities	404	469	7,316	55,982	93,825	124,772
Total shareholders’ equity	564	439	2,703	72,541	87,312	103,846
Total liabilities and shareholders’ equity	$968	$908	$10,059	$128,586	$308,235	$369,509

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial and Operating Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. The following discussion and analysis contain forward-looking statements relating to events that are subject to risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a leading Chinese manufacturer of solar wafers, which are the principal component of solar cells. We have historically focused on manufacturing monocrystalline wafers. As part of our expansion plan, we commenced the production of multicrystalline wafers in the third quarter of 2007. As of December 31, 2007, we had annual ingot manufacturing capacity of approximately 378 MW, consisting of monocrystalline ingot manufacturing capacity of approximately 218 MW and multicrystalline ingot manufacturing capacity of approximately 160 MW, and solar wafer manufacturing capacity of approximately 305 MW. To further capitalize on rising global demand for solar wafers, we intend to increase our annual ingot manufacturing capacity to approximately 645 MW, consisting of monocrystalline ingot manufacturing capacity of approximately 325 MW and multicrystalline ingot manufacturing capacity of approximately 320 MW, and our wafer manufacturing capacity to approximately 585 MW by the end of 2008.

We have grown rapidly since we began manufacturing solar wafers in 2005. Our net revenues increased significantly from $5.1 million in 2005 to $84.4 million in 2006 and from $52.1 million for the nine months ended September 30, 2006 to $152.9 million for the nine months ended September 30, 2007. Our income from operations increased from $0.6 million in 2005 to $22.2 million in 2006 and from $14.2 million for the nine months ended September 30, 2006 to $28.4 million for the nine months ended September 30, 2007. Our net income increased from $1.2 million in 2005 to $25.3 million in 2006 and from $16.0 million for the nine months ended September 30, 2006 to $25.5 million for the nine months ended September 30, 2007.

Our growth is driven by the expected increasing demand for solar power products, our ability to increase our manufacturing capacity and production output, and our ability to improve operational efficiency. The solar power industry is currently facing an industry-wide shortage of virgin polysilicon, the principal raw material for making solar wafers. To address this shortage, we produce solar wafers primarily from a wide range of reclaimable silicon raw materials, including broken wafers and broken cells that are difficult to process but are less expensive than other reclaimable silicon raw materials. We have developed proprietary technologies, processes and know-how, which enable us to produce cost-effectively solar wafers comparable in quality and performance to those made from solar-grade virgin polysilicon. Our historical financial results were also affected by changes in our product mix. We initially sold solar wafers, solar modules and other related solar products. In April 2006, we discontinued the sale of solar modules to focus strategically on our production and sale of solar wafers.

Industry demand

The solar power market has grown significantly over the past decade. According to Solarbuzz, the global solar power market, as measured by annual solar power system installed capacities, grew at a CAGR of 42.2% from 427 MW in 2002 to 1,744 MW in 2006. In one of Solarbuzz’s forecasts, annual solar power system installed capacities may further increase to 7,630 MW in 2011, and solar power industry revenue may increase from $10.6 billion in 2006 to $31.5 billion in 2011, which we believe is driven largely by surging market demand, rising product prices and government initiatives. See “Business—Our Industry” for a discussion of the factors affecting the growth of the solar power industry.

As solar wafer manufacturing capacity and output currently lag the manufacturing capacity and output of solar cell and module manufacturers, we expect our leading position as a solar wafer manufacturer will help us capture the significant expansion opportunities for upstream manufacturers provided by the market.

Our manufacturing capacity

We have rapidly expanded our manufacturing capacity since we began the production of solar wafers. We had an annual silicon ingot manufacturing capacity of 14 MW and 80 MW as of December 31, 2005 and 2006, respectively. As of December 31, 2007, we had annual monocrystalline and multicrystalline ingot manufacturing capacities of approximately 218 MW and 160 MW, respectively, and solar wafer manufacturing capacity of approximately 305 MW. During the second quarter of 2007, a number of our monocrystalline furnaces were temporarily shut down for upgrades to produce larger wafers, which resulted in a lower output for the quarter than planned. Furthermore, the implementation of our plan to manufacture multicrystalline wafers was also delayed due to the late delivery of crucibles. In the third quarter of 2007, we began the production of multicrystalline ingots. We intend to increase our annual manufacturing capacities for monocrystalline ingots to approximately 325 MW, multicrystalline ingots to approximately 320 MW and solar wafers to approximately 585 MW by the end of 2008. However, we cannot assure you that we will achieve our 2008 expansion plan. See “Risk Factors—Risks Related to Our Business—Our dependence on a limited number of third-party suppliers for key manufacturing equipment could prevent us from timely fulfillment of customer orders and successful execution of our expansion plans.” We believe the economies of scale resulting from our increasing manufacturing capacity have enhanced, and will continue to enhance, our cost structure and manufacturing efficiency.

Availability and price of silicon raw materials

Virgin polysilicon and reclaimable silicon are the primary raw materials used to make crystalline silicon solar wafers. The increase in demand for solar power products has led to an industry-wide silicon shortage and to significant price increases in virgin polysilicon in recent years. To address this shortage, we manufacture solar wafers primarily from reclaimable silicon raw materials that cost less than the spot price of virgin polysilicon. In addition, we have developed proprietary technologies, processes and know-how to facilitate the processing of various types of broken wafers and cells that can be purchased at significantly lower costs than virgin polysilicon and other types of reclaimable silicon raw materials. As a result, we believe we enjoy cost advantage over many competitors that rely on virgin polysilicon and reclaimable silicon raw materials that are easy to process and are purchased from the spot market. However, as more wafer manufacturers utilize reclaimable silicon raw materials, the prices of reclaimable silicon raw materials have also increased over the past few years. We currently purchase reclaimable silicon raw materials from waste management companies and trading companies that have connections with semiconductor manufacturers. We also procure a portion of our silicon raw materials directly from semiconductor manufacturers, and plan to enhance our relationships with them.

We believe that the prices of reclaimable silicon raw materials will continue to increase until the shortage of virgin polysilicon eases. Although we primarily use reclaimable silicon raw materials as feedstock at present, we plan to increase the use of virgin polysilicon in the future to supplement our existing feedstock mix.

We rely on a combination of supply contracts and framework agreements with our suppliers in order to secure a steady supply of raw materials. With the exception of a few contracts, our supply contracts generally have fixed quantity and fixed price. Our framework agreements provide for fixed quantity, but the pricing terms are subject to negotiations. Under the framework agreements, a purchase order is generally issued for each shipment of products. Moreover, to satisfy our raw material requirements, we secure silicon raw materials from some of our customers and sell solar wafers or ingots to them in return. We also provide some of our customers with wafer and ingot processing services. These agreements not only enhance the utilization rate of our manufacturing capacity and mitigate the risk of raw material price increases, they also strengthen our strategic partnerships with customers. We also source a portion of our silicon raw materials from the spot market from time to time depending on the price and our requirement.

Based on the supply agreements that we entered into over the last few years, including the more recent supply agreements, the prices of silicon raw materials have been increasing, which resulted in a material increase in our cost of revenues. See “Business—Raw Materials” for more details on the recent supply agreements we entered into. For delivery of silicon raw materials in 2008, some of the agreements stipulate a fixed price below the current spot price, whereas other agreements stipulate a price at a percentage below the market price calculated on a periodic basis. We believe the expected increase in cost of revenues due to our contracts with a fixed price will be consistent with the historical increase that we have experienced. However, depending on the increase in the price of silicon raw materials in 2008, the increase in cost of revenues resulting from our contracts without a fixed price may be greater than the historical increase we have experienced.

To enhance our access to virgin polysilicon, in August 2007, we and Zhongsheng Steel established Linzhou Zhongsheng Semiconductor, a joint venture to engage in virgin polysilicon production in Linzhou, Henan Province, China. We have committed to invest approximately RMB102.9 million ($13.7 million) in cash for a 49% interest and have paid $8.0 million. We plan to pay the remaining $5.7 million from our current cash and cash equivalents and anticipated cash flow from operations within one year. For the 51% interest in the joint venture, Zhongsheng Steel is obligated to contribute approximately RMB107.1 million ($14.1 million) in the form of equipment, factory premises and land use rights. Production from the first phase with a planned annual capacity of 300 metric tons is expected to begin in the first quarter of 2008, and the estimated output in 2008 is 200 to 300 metric tons. The schedule for the construction of the second phase of 450 metric tons of annual capacity is currently under consideration. We have committed to purchase 90% of the joint venture’s polysilicon output, which is expected to provide up to 15% of our silicon raw material requirements in 2008. Zhongsheng Steel is entitled to appoint three directors, while we are entitled to appoint two directors, the general manager and the finance manager.

Advancement in process technologies

Advancement in our process technologies is important to our financial performance, as it improves the production yields, reduces the manufacturing costs and enhances the quality and performance of our products. We have developed advanced processes for sorting, cleaning and testing reclaimable silicon, which enable us to process a wide range of reclaimable silicon raw materials that are difficult to process and are less expensive. Our experience in using reclaimable silicon raw materials, particularly semiconductor-grade silicon raw materials, enables us to produce silicon ingots and solar wafers comparable in quality and performance to those made from solar-grade virgin polysilicon. We have also developed other proprietary technologies in our wafer manufacturing processes. For example, we are able to produce more monocrystalline ingots by adding silicon raw materials in the furnaces after each production cycle without waiting for the furnaces to cool. This innovation enables us to increase the yield of our ingots, reduce electricity costs and enhance the utilization rate of our furnaces and consumables, such as crucibles. Our advanced technologies for using silicon powder to produce ingots expands the range of reclaimable silicon raw materials for our production. Furthermore, we have customized our manufacturing equipment and trained our employees to enhance our product quality and manufacturing efficiency while maintaining relatively low production costs.

Product pricing

Our wafer prices are based on a variety of factors, including silicon raw material costs, supply and demand conditions globally, the quality of our wafers, and the terms of our customer contracts, including sales volumes and the terms on which certain customers supply us with silicon raw materials under buy-and-sell arrangements. In 2005 and 2006, the average selling price of our wafers increased due to strong demand. The average selling price of our wafers remained relatively stable in the nine months ended September 30, 2007. We expect wafer prices to decline in the next few years due to increased production efficiencies, expected increases in global polysilicon supplies, declines in polysilicon prices and increased wafer manufacturing capacity in our industry.

Product mix

Our historical financial results were also affected by changes in our product mix. We initially sold solar wafers in return for solar cells that were assembled into solar modules which we sold in 2005 and the first quarter of 2006. Solar modules, as finished products, command a higher price than that of wafers, which are components. As we do not have solar cell manufacturing capabilities, we incurred processing fees outsourcing the processing of wafers into solar cells, which were included in our cost of revenues. In April 2006, we discontinued the sale of solar modules, which faced increasing margin pressures, to strategically focus on our production and sale of solar wafers. We also sold ingots when our ingot manufacturing capacity was larger than our wafer slicing capacity.

Historically, we offered 125 mm by 125 mm monocrystalline wafers with a thickness of 220 microns since 2005. In late 2006, we introduced 125 mm by 125 mm monocrystalline wafers with a thickness of 200 microns. Currently, we also offer 156 mm by 156 mm monocrystalline wafers with a thickness of 200 microns at customers’ requests. Furthermore, we began manufacturing 156 mm by 156 mm multicrystalline wafers with a thickness of 220 microns in the third quarter of 2007. Although multicrystalline wafers generally command a lower price than monocrystalline wafers of a comparable size because of lower conversion efficiencies of solar cells made from them, they also cost less to produce per watt and have less stringent raw material requirements. With the addition of larger solar wafers and multicrystalline wafers to our product portfolio, we will be able to offer our customers with diversified solar wafers to satisfy their needs.

Gross margin

Our gross margin is affected by changes in our net revenues and cost of revenues. Our net revenues are determined by the average selling prices of our products, as well as MW of products that we are able to sell. Our cost of revenues is affected by our ability to manage raw material costs and to efficiently manage our manufacturing process. Our gross margin increased from 27.7% in 2005 to 29.3% in 2006. The increase was primarily due to our increased wafer production, which has higher margin, and discontinuance of module production, which has lower margin. Our gross margin decreased from 30.4% in the nine months ended September 30, 2006 to 22.2% in the nine months ended September 30, 2007. The decrease was due primarily to the increase in silicon raw material prices. We were able to alleviate some of the pressure on our gross margin by:

•	controlling raw material costs through sourcing reclaimable silicon raw materials from various sources, and

•	increasing production yield by enhancing process technologies and improving labor skills.

We expect that raw material costs will continue to increase, which may lead to a decline in our gross margin over the next two quarters. We cannot assure you that the decline would not be material. See “Risk Factors—Risks Related To Our Business—The current industry-wide shortage of silicon raw materials could constrain our revenue growth and decrease our gross margins and profitability.”

Net revenues

We derive revenue primarily from the sale of solar wafers and solar modules. To focus on the production and sale of solar wafers, we discontinued the sale of solar modules in April 2006. We also sold solar cells in 2005 and 2006 and silicon raw materials in 2006 and the nine months ended September 30, 2007 to meet our liquidity needs. In 2005, 2006 and the nine months ended September 30, 2007, we derived a portion of our revenues from the sale of ingots, when our ingot manufacturing capacity was larger than our wafer slicing capacity. In 2006, a portion of our revenues related to our disposition of solar cells after we discontinued the sale of solar modules. In 2006 and the nine months ended September 30, 2007, we also processed silicon raw materials into silicon ingots or solar wafers for customers and generated processing services revenues. Set forth below is the breakdown of our net revenues by product and service, in absolute amount and as a percentage of total net revenues, for the periods indicated.

	Year Ended December 31,				Nine Months Ended September 30,
	2005		2006		2006		2007
	(in thousands except percentages)
Revenue by products:
Solar wafers	$21	0.4%	$56,219	66.6%	$32,591	62.6%	$139,592	91.3%
Solar modules	3,919	77.0	2,176	2.6	2,176	4.2	—	—
Ingots	803	15.8	13,764	16.3	9,148	17.6	1,091	0.7
Solar cells	345	6.8	2,840	3.4	2,431	4.7	—	—
Other materials	—	—	3,516	4.2	2,663	5.1	3,313	2.2

Processing services	—	—	5,855	6.9	3,090	5.9	8,931	5.8

Total	$5,088	100.0%	$84,371	100.0%	$52,099	100.0%	$152,927	100.0%

Our net revenues derived from product sales are net of valued-added tax, sales returns and exchanges. Factors affecting our net revenues derived from product sales include our unit sales volume and average selling prices. We increased sales of our solar wafers in 2006 and the nine months ended September 30, 2007 due to strong market demand and increased production output. We discontinued the sale of solar modules in April 2006 to focus on upstream solar power products as we believed our solar module business would face increased competition and margin pressure. Selling prices of our solar power products increased overall in 2006 from 2005 primarily due to increases in silicon raw material costs. Selling prices of our solar wafers remained relatively stable in the nine months ended September 30, 2007.

A substantial portion of our sales, particularly our sales to our major customers, including JA Solar Co., Ltd., Motech Industries Inc., Solarfun Power Holding Ltd. and Suntech Power Co. Ltd., are made under multiple-year framework agreements. The framework agreements typically stipulate the sales volumes and prices of our solar wafers for the first year in binding terms. The pricing terms, and sometimes the sales volumes, for subsequent years are subject to annual renegotiation. In addition, we have entered into one-year sales contracts with some of our customers which provide for an agreed sales volume at a fixed price. Compared to spot sales contracts, we believe our framework agreements and sales contracts not only provide us with better visibility into future revenues, but also help us enhance relationships with our customers. Generally the prices of our solar wafers are determined near the end of the previous year or at the time when the contracts or framework agreements are entered into. In 2005, 2006 and the nine months ended September 30, 2007, our sales contracts and framework agreements typically required our customers to make a prepayment depending on the credit status of our customers, market demand and the term of the contracts, with the remaining price to be paid within a short period after shipment.

In 2005, 2006 and the nine months ended September 30, 2007, our top five customers collectively accounted for 62.1%, 59.1% and 78.8%, respectively, of our net revenues. Sales to each of Konca Solar Energy (Wuxi) Co., Ltd., Motech Industries Inc. and Suntech Power Co. Ltd. accounted for over 10% of our net revenues in 2006. In the nine months ended September 30, 2007, sales to each of Motech Industries Inc., Solarfun Power Holding Ltd. and Suntech Power Co. Ltd. accounted for over 10% of our net revenues. Our largest customers have changed from 2005 to 2006, primarily because we discontinued the sale of solar modules in 2006. Changes in our product mix have also resulted in changes in our market concentration from year to year. For example, our sales to Europe decreased substantially in 2006 as we discontinued the sale of solar modules, the primary customers of which are based in Europe. Moreover, we entered into a contract to sell 18.9 MW of solar wafers in 2007 to Motech Industries Inc. with deliveries on a monthly basis. Accordingly, Motech Industries Inc. accounted for 28.1% of our net revenues in the nine months ended September 30, 2007. We determine the geographical market of our net sales based on the immediate destination of our shipped goods. The following table sets forth the breakdown of our net revenues by geographic market, in absolute amount and as a percentage of total net revenues, for the periods indicated.

	Year Ended December 31,				Nine Months Ended September 30,
	2005		2006		2006		2007
	(in thousands, except percentages)
China	$1,365	26.8%	$56,591	67.1%	$35,889	68.9%	$88,862	58.1%
Taiwan	—	—	14,706	17.4	6,560	12.6	51,884	33.9
Korea	—	—	6,942	8.2	6,000	11.5	5,844	3.8
Rest of Asia	21	0.4	1,543	1.8	1,286	2.4	4,235	2.8
Germany	3,338	65.6	1,990	2.4	1,774	3.4	56	—
Others	364	7.2	2,599	3.1	590	1.2	2,046	1.4

Total	$5,088	100.0%	$84,371	100.0%	$52,099	100.0%	$152,927	100.0%

Cost of Revenues

Our cost of revenues consists primarily of costs for:

•	reclaimable silicon raw materials, including part-processed and broken wafers, broken solar cells, pot scrap, silicon powder, ingot tops and tails, and other off-cuts;

•	consumables, including crucibles, steel sawing wires, chemicals and packaging materials;

•	direct labor costs, including salaries and benefits for our manufacturing personnel;

•	overhead costs, including equipment maintenance and utilities such as electricity and water used in manufacturing;

•	depreciation of manufacturing facilities and equipment;

•	processing fees, which we incurred for outsourcing the processing of ingots or wafers into solar cells before we discontinued the sale of solar modules; and

•	warranty costs.

All the above costs increased from 2005 to 2006 and the nine months ended September 30, 2007, as we expanded our manufacturing capacity and increased our sales volume. The increase in our silicon raw materials costs was attributable to increases in prices of reclaimable silicon raw materials and purchase volume from 2005 to 2006 and the nine months ended September 30, 2007, as well as a change in raw material mix in 2007 as we purchased higher quality raw materials.

In 2005 and 2006, our cost of revenues included provisions for warranties in respect to our solar modules. We sold solar modules until April 2006 typically with a warranty for minimum power output of up to 20 years following the date of sale. We also provided a warranty for our solar modules against defects in materials and workmanship for a period of two years from the date of sale. We accrued warranty costs generated from solar module sales of approximately $41,000, $22,000 and nil in 2005, 2006 and the nine months ended September 30, 2007, respectively. We determine our warranty costs based on several factors. See “—Critical Accounting Policies—Warranty.” We do not provide similar warranty for our solar wafers.

Operating Expenses

Our operating expenses include sales and marketing expenses, general and administrative expenses and research and development expenses.

Sales and marketing expenses

Sales and marketing expenses consist primarily of salaries, bonuses and benefits for our sales personnel, commission paid to our sales agents, expenses for attending industrial exhibitions and other sales and marketing expenses.

We expect our selling expenses to increase in the near term as we increase our sales efforts, hire additional sales personnel, and target new markets and initiate additional marketing programs to build our brand. However, because most of our wafers are sold under arrangements where our customers bear the transportation costs, absent other factors, we do not expect sales and marketing expenses to increase at a proportionate rate with increases in net revenues. Accordingly, as a result of economies of scale, sales and marketing expenses, as a percentage of net revenues, may decrease with increased sales.

General and administrative expenses

General and administrative expenses consist primarily of salaries, bonuses and benefits for our administrative and management personnel, consulting and professional service fees, travel, and related costs of our administrative and management personnel. In 2006 and the nine months ended September 30, 2007, we recognized share-based compensation expenses in connection with share awards to certain members of our management. In the nine months ended September 30, 2007, our general and administrative expenses increased due primarily to increased salaries and benefits as we hired more staff to manage our growing business, as well as expenses related to setting up our offices in Malaysia, Singapore and the United States. During the same period, we also experienced an increase in professional fees and compliance expenses as we became a public company listed on AIM. We expect our general and administrative expenses to continue to increase as we hire additional personnel and advisors and incur expenses to facilitate our listing in the United States and to support our future operations as a U.S. listed public company, including compliance-related costs.

Research and development expenses

Research and development expenses primarily relate to equipment and raw materials used in our research and development activities, research and development personnel costs, and other costs related to the design, development, testing and enhancement of our products and processes. We did not incur research and development expenses in 2005. In 2006 and the nine months ended September 30, 2007, our research and development expenses amounted to approximately $39,000 and $0.2 million, respectively. We expect our research and development expenses to increase substantially in the near future as we hire more research and development personnel and devote greater resources to research and development efforts. Our research and development efforts are undertaken primarily to enhance our manufacturing processes, reduce manufacturing cost and enhance product performance.

Other Income and Expenses

Our other income and expenses consist of interest income, interest expenses, foreign currency exchange gains or losses and other income and expenses.

Our interest income represents interest on our cash balances. Our interest expenses relate primarily to our short-term borrowings from banks and our convertible bonds issued in March 2007, less capitalized interest expenses to the extent they relate to our capital expenditures.

Our foreign currency exchange gain or loss results from our net exchange gains and losses on our monetary assets and liabilities denominated in foreign currencies during the relevant period. Our functional currency is Renminbi. Foreign currency transactions have been translated into functional currency at the exchange rate prevailing on the date of transactions. Foreign currency denominated monetary assets and liabilities are translated into our functional currency at exchange rates prevailing on the balance sheet date. Due to the continued appreciation of Renminbi against U.S. dollar from 2005, we incurred foreign exchange losses when we held more U.S. dollar-denominated assets than our U.S. dollar-denominated liabilities. Our reporting currency is U.S. dollar. Assets and liabilities have been translated into our reporting currency using exchange rates prevailing on the balance sheet date. Income statement items have been translated into our reporting currency using the weighted average exchange rate for the relevant periods. Translation adjustments have been reported as a component of accumulated other comprehensive income in the consolidated balance sheets. In 2005 and the nine months ended September 30, 2007, we had foreign currency exchange losses of approximately $2,000 and $2.9 million, respectively. In 2006, we had a foreign exchange gain of $0.4 million.

Other income and expenses primarily represent losses from the disposal of fixed assets and cash incentives received from the PRC government to support the solar power industry.

Taxation

Under the current laws of the British Virgin Islands, we are not subject to any income or capital gains tax. Additionally, dividend payments made by us are not subject to any withholding tax in the British Virgin Islands.

Prior to January 1, 2008, under PRC laws and regulations, a company established in China was typically subject to a state enterprise income tax rate of 30% and a local enterprise income tax rate of 3% on its taxable income. PRC laws and regulations also provide foreign-invested enterprises established in certain areas in the PRC with preferential tax treatment.

Zhejiang Yuhui, a foreign-invested enterprise engaged in manufacturing and established in Jiashan, which is within a coastal economic zone, was entitled to a preferential state enterprise income tax rate of 24% and a preferential local enterprise income tax of 2.4%, or an aggregate 26.4% tax rate, prior to January 1, 2008. As a foreign-invested enterprise in a manufacturing business with an authorized term of operation of more than ten years, Zhejiang Yuhui is entitled to a two-year exemption from the enterprise income tax from the first profitable year, which are 2005 and 2006, and to a 50% reduction of its applicable income tax rate for the following three years, which are 2007, 2008 and 2009. Accordingly, Zhejiang Yuhui was qualified for a preferential enterprise income tax rate of 13.2% for 2007.

In March 2007, the National People’s Congress of China enacted a new Enterprise Income Tax Law, which became effective on January 1, 2008. The new tax law imposes a unified income tax rate of 25% on all domestic enterprises and foreign-invested enterprises unless they qualify under certain limited exceptions. Under the new tax law, Zhejiang Yuhui is subject to a state enterprise income tax rate of 25% as of January 1, 2008. In addition, enterprises that were established and already enjoyed preferential tax treatment before March 16, 2007 will continue to enjoy the original preferential tax exemptions or reductions until the expiration of the specified terms, except that the relevant exemption or reduction starts from January 1, 2008, if the first profitable year for the relevant enterprise is later than January 1, 2008. Therefore, Zhejiang Yuhui will continue to enjoy the above preferential tax exemption and reduction during such transition period.

Furthermore, Zhejiang Yuhui increased its registered capital from $1.5 million to $16.5 million in April 2006, and then to $28.5 million in October 2006, and as a result, prior to January 1, 2008, was entitled to full exemption from enterprise income taxes for the two years from the first profitable year and a 50% reduction for the following three years with respect to the income attributable to operations funded by the increased capital according to the then effective PRC laws and regulations. As there is uncertainty regarding the interpretation and implementation of the new Enterprise Income Tax Law and relevant rules, it is uncertain whether Zhejiang Yuhui can continue to be entitled to such preferential tax treatment as of January 1, 2008. Zhejiang Yuhui further increased its registered capital to $34.5 million in December 2006 and $45.0 million in January 2007 and is currently applying for exemption from enterprise income taxes with the relevant PRC tax authorities. There is no assurance, however, that such exemption will be granted.

Under the Provisional Regulation of China on Value Added Tax and its implementing rules, all entities and individuals that are engaged in the sale of goods, the provision of processing, repairs and replacement services, and the importation of goods into China are generally required to pay value added tax, or VAT, at a rate of 17.0% of the gross sales proceeds received, less any deductible VAT already paid or borne by the taxpayer. Further, when exporting goods, the exporter is entitled to a refund of some or all of the VAT that it has already paid or borne. Accordingly, we are subject to 17.0% VAT with respect to our sales of solar wafers in China. Historically, we were entitled to a 13% refund of VAT that we have already paid or borne with respect to our export of solar wafers. However, as of July 1, 2007, the VAT refund is reduced to 5%, which materially affects our export of solar wafers. Imported raw materials that are used for manufacturing export products and are deposited in bonded warehouses are exempt from import VAT.

Zhejiang Yuhui is also entitled to tax credits for up to 40% of the purchase price of certain domestic equipment purchases. Such tax credits can be used to offset up to the incremental amount of Zhejiang Yuhui’s income tax compared to that of the year before such purchases, and the tax credit can be carried forward for up to seven years.

Critical Accounting Policies

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates.

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this prospectus.

Revenue Recognition

We recognize revenue when persuasive evidence of an arrangement with the customer exists, the product is shipped and title has passed, provided that we do not have significant post delivery obligations, the amount due from the customer is fixed or determinable and collectibility is reasonably assured. We extend credit terms only to a limited number of customers and receive cash for the majority of the sales transactions before delivery of products, which are recorded as advances from customers. For customers to whom credit terms are extended, we assess collectibility based on a number of factors, including past transaction history with the customer and creditworthiness of the customer.

We also generate revenue from processing silicon raw materials into silicon ingots or solar wafers for customers.

Warranty

We sell our module products to customers along with a warranty on the performance of solar module products at certain levels of conversion efficiency for an extended period. Our solar modules are typically sold with a 20-year warranty against specified declines in the initial minimum power generation capacity at the time of sale. We also provided warranty for our solar modules against defects in materials and workmanship for a period two years from the date of sale. We, therefore, maintain warranty reserves to cover potential liabilities that could arise from these warranties. We accrue warranty costs at the time revenues are recognized and such costs are included in our cost of revenues. Due to our limited history, we do not have a significant history of warranty claims. We determine the costs for product warranty claims based on our experience of the amount of claims made, an assessment of our competitor’s accrual history, industry-standard testing, estimates of failure rates from quality review and other assumptions that we believe to be reasonable under the circumstances.

Impairment of long-lived assets

We evaluate our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, we measure impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. We recognize an impairment loss in the event the carrying amount exceeds the estimated future cash flows attributable to such assets, measured as the difference of the assets and the fair value of the impaired assets. There was no impairment of loss of long-lived assets in any of the years presented.

Income tax

We currently have deferred tax assets mainly resulting from investment tax credit carryforwards, net operating loss carryforwards and deductible temporary differences between the tax basis of assets and liabilities and their reported amount on the financial statements, all of which are available to reduce future taxes payable. In assessing whether such deferred tax assets can be realized in the future, we need to make judgments and estimates on the ability to generate taxable income in future years. We believe that it is more likely than not that the deferred tax assets will be realized as we expect that we will generate sufficient taxable income in future.

Share-based compensation

Determining the value of our share-based compensation expenses in future periods requires the input of highly subjective assumption, including estimated forfeitures and the price volatility of the underlying shares. We grant our restricted shares at the fair value, which is the market value at the date of grant. We estimate our forfeitures based on our expectations of future retention rates, and we will prospectively revise our forfeiture rates based on actual history. Our share-based compensation cost may change based on changes to our actual forfeitures.

Prior to September 2007, we did not have a share incentive plan. We adopted a share incentive plan in September 2007 and granted options to certain directors and employees in October and November 2007. See “Management—Share Incentive Plan” and “—Share Options.” We expect that our share-based compensation expenses relating to our October and November 2007 option grants may have an adverse effect on our reported earnings for the year ending December 31, 2007 and over the remaining vesting periods. We estimate that our total share-based compensation expenses relating to our October and November 2007 option grants would be approximately $13.4 million, amortized over five years using a straight-line vesting method. Determining the value of our share-based compensation expense in future periods requires the input of subjective assumptions, including estimated forfeitures and the price volatility of the underlying shares. We estimate our forfeitures of our shares based on past employee retention rates, our expectations of future retention rates, and we will prospectively revise our forfeiture rates based on actual history. Our share compensation charges may change based on changes to our actual forfeitures. Our actual share-based compensation expenses may be materially different from our current expectations.

Inventory

Our inventory consists of raw materials, work-in-progress and finished goods. Silicon raw materials in our inventory mainly include unprocessed raw materials and scrap materials with low resistivity. We usually acquire reclaimable silicon raw materials in batches for a fixed price. Upon signing a purchase order for such materials, some of the raw materials contained within each batch may be of greater value than others and, as a result, we have implemented a process whereby the value of each batch is allocated to the various classes of raw materials contained within each batch. Specifically, the reclaimable raw materials are tested for resistivity on a piece-by-piece basis and are allocated into one of three different classes of raw materials: “waste,” having no future value; “scrap,” having low resistivity but some future alternative uses; and “qualified,” being ready for immediate use. The total purchase price for a given batch is then allocated based on these categories as follows: waste—zero; scrap—market value; and qualified—the residual amount of the fixed price of the batch. Our work-in-progress mainly includes qualified silicon raw materials that are being used as feedstock for ingot production and ingots. As of September 30, 2007, our inventory contains $37.0 million of unprocessed reclaimable raw materials, $1.8 million of scrap raw materials with low resistivity, $39.8 million of qualified raw materials and $15.7 million of ingots, wafers and other materials in inventory.

Our scrap raw material inventory was less than $2 million as of December 31, 2006 and September 30, 2007. The market value of these materials is primarily based upon a limited number of sales transactions and reference to an independent website containing estimated values for comparable scrap raw materials.

We state inventory at the lower of cost or market value. Cost is determined by the first-in-first-out method. Cost comprises direct materials, direct labor and those overhead costs that have been incurred in bringing the inventories to their present location and conditions. Adjustments are recorded to write down the cost of obsolete and excess inventory to the estimated market value based on historical and forecast demand.

Internal Control over Financial Reporting

During the preparation and external audit of our consolidated financial statements for the years ended December 31, 2005 and 2006, we and our independent registered public accounting firm have identified two material weaknesses in our internal control over financial reporting, as defined in the standards established by the U.S. Public Company Accounting Oversight Board. The material weaknesses identified related to (i) our lack of adequate financial reporting and accounting resources to internally address the significant demands of a U.S. initial public offering, and (ii) our failure to apply, or failure to apply in a consistent manner, certain aspects of U.S. GAAP accounting policies and procedure, such as inadequate documentation with respect to physical inventory management, inventory costing, and the implementation of the control procedures on fixed assets management.

We are in the process of implementing a number of measures to address the deficiencies that have been identified, including: (i) improve our accounting manual by incorporating U.S. GAAP requirements, (ii) enhance the implementation of our accounting manual and other control procedures and enhance the documentation of the procedures and their implementation, (iii) engage an advisory firm to advise us on compliance with requirements of Sarbanes-Oxley Act, and (iv) hiring an internal audit manager to assist in our internal control compliance efforts. We are working to complete these measures, although our success will depend upon the availability of appropriate candidates for financial controller and internal audit manager positions in the market place.

Selected Quarterly Results of Operations

The following table presents our unaudited consolidated quarterly results of operations for the seven quarterly periods ended September 30, 2007. You should read the following table in conjunction with our audited consolidated financial statements and related notes included elsewhere in this prospectus. We have prepared the unaudited consolidated quarterly financial information on the same basis as our audited consolidated financial statements. This unaudited consolidated financial information includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair representation of our financial position and operating results for the quarters presented. Because our business is relatively new, our operating results for any particular quarter are not necessarily indicative of our future results. Furthermore, our quarterly operating results may fluctuate from period to period based on changes in customer demand and the seasonality of consumer spending and industry demand for solar power products. For additional risks, see “Risk Factors—Risks Related to Our Business.”

	For the Three Months Ended
	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006	March 31, 2007	June 30, 2007	September 30, 2007
	(in thousands)
Net revenues	$8,285	$15,758	$28,057	$32,272	$35,916	$44,471	$72,540
Cost of revenues	5,981	10,891	19,380	23,394	27,764	34,521	56,765

Gross profit	2,304	4,867	8,677	8,878	8,152	9,950	15,775
Operating expenses:
Sales and marketing	104	100	47	85	149	114	152
General and administrative	148	417	952	766	1,058	1,707	2,354
Research and development	11	11	6	11	63	100	82
Other general income (expenses)	(22)	8	(141)	(14)	(57)	(32)	(246)

Total operating expenses	241	536	864	848	1,213	1,889	2,342

Income from operation	2,063	4,330	7,812	8,030	6,939	8,061	13,433

Interest income	1	5	143	162	60	1,094	551
Interest expenses	(19)	(84)	(174)	(53)	(176)	(1,161)	(1,484)
Foreign exchange gain (loss)	(7)	(2)	232	141	(63)	(2,241)	(569)

Income before income tax	2,038	4,249	8,013	8,280	6,760	5,753	11,931

Income tax benefit	241	510	946	1,023	22	155	808

Minority interest	—	—	—	—	—	—	37

Net income attributable to equity holders	$2,279	$4,760	$8,959	$9,303	$6,781	$5,908	$12,776

Solar wafer shipped (in MW)	1.9	5.0	8.3	10.8	13.7	18.9	29.3
Average selling price ($/W)(1)	2.01	2.11	2.19	2.18	2.21	2.22	2.30

(1)	Calculated based on net revenue attributable to solar wafer sales divided by solar wafers shipped during such period.

For the seven quarters ended September 30, 2007, our net revenues grew quarter to quarter, primarily as a result of continued growth in the sale of our solar wafers and related products driven by strong market demand for solar wafers and the expansion of our manufacturing capacity. Our cost of revenue also increased quarter to quarter due primarily to increased cost of silicon raw materials.

Our gross profit increased from quarter to quarter, except for the first quarter of 2007, which decrease was due primarily to growth in the prices of silicon raw materials. Our gross margin declined from the fourth quarter of 2006 to the third quarter of 2007, as compared with the previous quarters, reflecting increases in the cost of silicon raw materials primarily due to higher raw material prices while the average selling prices for our wafers remained relatively stable. The impact of the increase in the cost of silicon raw materials was partially offset by the effects of (i) reduction of processing fees paid to third parties after our establishment of in-house wafer-slicing capabilities in the third quarter of 2006, (ii) controlling raw material costs through sourcing of reclaimable silicon raw materials from various sources and (iii) increasing production yield by enhancing process technologies and improving labor skills.

Our income from operations increased from quarter to quarter, in line with our gross profit trend, except for the first quarter of 2007. On the non-operating expenses, our interest expenses increased in the second and third quarters of 2007 as a result of our issuance of convertible bonds in March 2007 and incurrence of more short-term and long-term borrowings in the nine months ended September 30, 2007. We also experienced a significant foreign exchange loss in the second quarter of 2007 primarily due to the appreciation of the Renminbi against the U.S. dollar and our holding of large amounts of U.S. dollar denominated assets.

Our net income increased from quarter to quarter, in line with our gross profit trend, except for the first and second quarters of 2007, which decreases were partly due to increases in interest expenses and foreign exchange losses.

Results of Operations

The following table sets forth a summary, for the periods indicated, of our consolidated results of operations with each item expressed as a percentage of our total net revenues.

	Year Ended December 31,				For the Six Months Ended June 30,				For the Nine Months Ended September 30,
	2005		2006		2006		2007		2006		2007
	(in thousands, except percentages)
Net revenues:
Product sales	$5,088	100.0%	$78,515	93.1%	$23,330	97.0%	$76,195	94.8%	$49,009	94.1%	$143,996	94.2%
Processing services	—	0.0	5,856	6.9	712	3.0	4,193	5.2	3,090	5.9	8,931	5.8

Total net revenues	5,088	100.0	84,371	100.0	24,042	100.0	80,388	100.0	52,099	100.0	152,927	100.0
Cost of revenues:
Product sales	(3,677)	(72.3)	(57,141)	(67.7)	(16,662)	(69.3)	(60,085)	(74.7)	(34,954)	(67.1)	(114,195)	(74.7)
Processing services	—	—	(2,505)	(3.0)	(210)	(0.9)	(2,201)	(2.7)	(1,298)	(2.5)	(4,855)	(3.2)

Total cost of revenues	(3,677)	(72.3)	(59,646)	(70.7)	(16,872)	(70.2)	(62,286)	(77.4)	(36,252)	(69.6)	(119,050)	(77.8)

Gross profit	1,411	27.7	24,725	29.3	7,170	29.8	18,102	22.6	15,847	30.4	33,877	22.2

Operating expenses:
Sales and marketing	(210)	(4.1)	(335)	(0.4)	(204)	(0.8)	(263)	(0.3)	(250)	(0.5)	(416)	(0.3)
General and administrative	(356)	(7.0)	(2,285)	(2.6)	(566)	(2.4)	(2,765)	(3.4)	(1,518)	(2.9)	(5,119)	(3.3)
Research and development	—	—	(39)	0.0	(22)	(0.1)	(163)	(0.2)	(28)	—	(244)	(0.2)
Other general (expenses) income	(243)	(4.8)	169	0.2	15	0.1	89	0.1	155	0.3	335	0.2

Total operating expenses	809	15.9	2,490	3.0	777	3.2	(3,102)	(3.9)	1,641	3.1	5,444	3.6
Income from operations	602	11.8	22,235	26.4	6,393	26.6	15,000	18.7	14,206	27.3	28,433	18.6
Interest income	1	—	312	0.4	6	0.0	1,154	1.4	150	0.3	1,705	1.1
Interest expenses	(27)	(0.5)	(331)	(0.4)	(103)	(0.4)	(1,338)	(1.7)	(278)	(0.5)	(2,822)	1.8
Foreign exchange gain (loss)	(2)	—	364	0.4	(9)	0.0	(2,303)	(2.9)	223	0.3	(2,873)	(1.9)

Income before income tax	574	11.3	22,580	26.8	6,287	26.2	12,513	15.5	14,301	27.4	24,443	16.0
Income tax benefit	617	12.1	2,721	3.2	751	3.1	177	0.2	1,697	3.3	985	0.6
Minority interest	—	—	—	—	—	—	—	—	—	—	37	—

Net income attributable to equity holders	$1,191	23.4%	$25,301	30.0%	$7,038	29.3%	$12,690	15.7%	$15,998	30.7%	$25,465	16.7%

Nine Months Ended September 30, 2006 Compared to Nine Months Ended September 30, 2007

Net revenues. Our net revenues increased significantly from $52.1 million in the nine months ended September 30, 2006 to $152.9 million in the nine months ended September 30, 2007 due primarily to an increase in solar wafer sales. We discontinued the sale of solar modules in April 2006 to focus on the production and sale of solar wafers. We built up our wafer slicing capacity in 2006 and increased our annual manufacturing capacity of solar ingots to 215 MW as of September 30, 2007, which contributed to our significant revenue growth. As a result, our revenues generated from the sale of solar wafers increased from approximately $32.6 million in the nine months ended September 30, 2006 to $139.6 million in the nine months ended September 30, 2007, and our revenues derived from the sale of modules decreased from $2.2 million to nil during the same period. We sold 15.2 MW and 61.9 MW of solar wafers in the nine months ended September 30, 2006 and 2007, respectively. We sold 0.5 MW and nil of solar modules in the nine months ended September 30, 2006 and 2007, respectively.

In the nine months ended September 30, 2006 and 2007, we derived a portion of our revenues from the sale of ingots, when our ingot manufacturing capacity was larger than our wafer slicing capacity. Our revenues generated from the sale of ingots decreased from $9.1 million in the nine months ended September 30, 2006 to $1.1 million in the nine months ended September 30, 2007 as we built up our wafer slicing capability. We also generated revenues of $2.4 million from sale of solar cells in the nine months ended September 30, 2006 in connection with the purchase and sale of solar cells and the disposal of our solar cell inventories after we discontinued the sale of solar modules in April 2006. Our revenues generated from sale of silicon raw materials increased from $2.7 million in the nine months ended September 30, 2006 to $3.3 million in the nine months ended September 30, 2007.

In the nine months ended September 30, 2006 and 2007, $3.1 million and $8.9 million of our net revenues were generated from processing silicon raw materials into silicon ingots or solar wafers for customers. This increase is primarily due to increased demand from customers for such processing services.

Cost of revenues. Our cost of revenues increased from $36.3 million in the nine months ended June 30, 2006 to $119.1 million in the nine months ended September 30, 2007. Our reclaimable silicon raw material costs increased significantly due primarily to increases in silicon raw material prices and purchased volume, as well as a change in raw material mix as we purchased higher quality raw materials. In the nine months ended September 30, 2007, our average silicon cost per watt increased approximately 38.2% compared to the cost in the nine months ended September 30, 2006. Our costs of consumables, overhead costs, labor costs and depreciation also increased due to increased sales and processing services.

Gross profit. Our gross profit increased by $18.1 million from $15.8 million in the nine months ended September 30, 2006 to $33.9 million in the nine months ended September 30, 2007. Our gross margin decreased from 30.4% in the nine months ended September 30, 2006 to 22.2% in the nine months ended September 30, 2007, primarily due to increases in the cost of reclaimable silicon raw materials as described above while prices of our wafers remained relatively stable. The impact of the increase in the cost of raw materials was offset in part by our efforts to (i) control raw material costs through sourcing reclaimable silicon raw materials from various sources, and (ii) increase production yield by enhancing process technologies and improving labor skills.

Sales and marketing expenses. Sales and marketing expenses increased from $0.3 million in the nine months ended September 30, 2006 to $0.4 million in the nine months ended September 30, 2007. The increase in sales and marketing expenses was primarily attributable to an increase in expenses for attending industrial exhibitions and advertising and promotion expenses and an increase in sales and marketing personnel as we expanded our wafer business. As a percentage of net revenues, sales and marketing expenses decreased from 0.5% in the nine months ended September 30, 2006 to 0.3% in the nine months ended September 30, 2007 primarily due to our increased scale, a decrease in commissions paid to sales agents because we engaged in more direct sales and a decrease in warranty costs as we discontinued the sale of solar modules in April 2006.

General and administrative expenses. General and administrative expenses increased from $1.5 million in the nine months ended September 30, 2006 to $5.1 million in the nine months ended September 30, 2007. The increase in our general and administrative expenses was primarily attributable to increased salaries, bonuses and benefits as we hired more staff to manage the manufacture and sale of multicrystalline wafers and our growing business, and our professional fees and compliance expenses increased as we became a public company listed on AIM. As a percentage of net revenues, general and administrative expenses increased from 2.9% in the nine months ended September 30, 2006 to 3.3% in the nine months ended September 30, 2007.

Research and development expenses. Research and development expenses increased from $28,000 in the nine months ended September 30, 2006 to approximately $0.2 million in the nine months ended September 30, 2007. The increase in our research and development expenses in the nine months ended September 30, 2007 included increases in salaries and benefits of our research and development employees, chemicals and other materials used in our research and development activities and depreciation of relevant equipment.

Interest income and expenses. Our interest income was $0.1 million in the nine months ended September 30, 2006 compared to $1.7 million in the nine months ended September 30, 2007. Our cash balances increased in the nine months ended September 30, 2007 compared to the same period in 2006, primarily due to the net proceeds we received from our issuance of convertible bonds, part of which were placed in interest-bearing deposit accounts. Our interest expenses increased from $0.3 million in the nine months ended September 30, 2006 to $2.8 million in the nine months ended September 30, 2007 primarily as a result of increased short-term and long-term borrowings to finance equipment purchases, construction of plants and the working capital requirements of our growing business, as well as interests on our convertible bonds issued in March 2007.

Foreign exchange gain (loss), net. We recognized a foreign exchange loss of $2.9 million in the nine months ended September 30, 2007, compared to a foreign exchange gain of $0.2 million in the nine months ended September 30, 2006. Our foreign exchange loss in the nine months ended September 30, 2007 was primarily due to the appreciation of the Renminbi against the U.S. dollar and increases in our U.S. dollar denominated assets, such as cash and cash equivalents and advances to suppliers. Our foreign exchange gain in the nine months ended September 30, 2006 was primarily due to the appreciation of Renminbi against the U.S. dollar and increases in our U.S. dollar dominated liabilities, such as advance from customers.

Income tax benefit. Our income tax benefit decreased from $1.7 million in the nine months ended September 30, 2006 to $1.0 million in the nine months ended September 30, 2007, primarily due to the utilization of tax credit carryforwards to offset the income tax of the current period and the increase in our deferred tax liabilities.

Net income. As a result of the foregoing, our net income increased from $16.0 million, or 30.7% of net revenues, in the nine months ended September 30, 2006 to $25.5 million, or 16.7% of net revenues, in the nine months ended September 30, 2007.

Six Months Ended June 30, 2006 Compared to Six Months Ended June 30, 2007

Net revenues. Our net revenues increased significantly from $24.0 million in the six months ended June 30, 2006 to $80.4 million in the six months ended June 30, 2007 due primarily to an increase in solar wafer sales. We discontinued the sale of solar modules in April 2006 to focus on the production and sale of solar wafers. We built up our wafer slicing capacity in 2006 and increased our annual manufacturing capacity of solar ingots to 165 MW as of June 30, 2007, which contributed to our significant revenue growth. As a result, our revenues generated from the sale of solar wafers increased from approximately $14.3 million in the six months ended June 30, 2006 to $72.1 million in the six months ended June 30, 2007, and our revenues derived from the sale of modules decreased from $2.2 million to nil during the same period. We sold 6.9 MW and 32.6 MW of solar wafers in the six months ended June 30, 2006 and 2007, respectively. We sold 0.5 MW and nil of solar modules in the six months ended June 30, 2006 and 2007, respectively. As we entered into a contract to sell 18.9 MW of solar wafers to Motech Industries Inc. in 2007 with monthly deliveries, Motech Industries Inc. accounted for 42.9% of our net revenues in the six months ended June 30, 2007.

In the six months ended June 30, 2006 and 2007, we derived a portion of our revenues from the sale of ingots, when our ingot manufacturing capacity was larger than our wafer slicing capacity. Our revenues generated from the sale of ingots decreased from $4.3 million in the six months ended June 30, 2006 to $0.8 million in the six months ended June 30, 2007 as we built up our wafer slicing capability. We also generated revenues of $1.9 million from sale of solar cells in the six months ended June 30, 2006 in connection with the purchase and sale of solar cells and the disposal of our solar cell inventories after we discontinued the sale of solar modules in April 2006. Our revenues generated from sale of silicon raw materials increased from $0.6 million in the six months ended June 30, 2006 to $3.3 million in the six months ended June 30, 2007.

In the six months ended June 30, 2006 and 2007, $0.7 million and $4.2 million of our net revenues were generated from processing silicon raw materials into silicon ingots or solar wafers for customers. This increase is primarily due to increased demand from customers.

Cost of revenues. Our cost of revenues increased from $16.9 million in the six months ended June 30, 2006 to $62.3 million in the six months ended June 30, 2007. Our reclaimable silicon raw material costs increased significantly due primarily to increases in sales volume and silicon prices. Our costs of consumables, overhead costs, labor costs and depreciation also increased due to increased sales and processing services.

Gross profit. Our gross profit increased by $10.9 million from $7.2 million in the six months ended June 30, 2006 to $18.1 million in the six months ended June 30, 2007. Our gross margin decreased from 29.8% in the six months ended June 30, 2006 to 22.5% in the six months ended June 30, 2007, primarily due to increases in the cost of reclaimable silicon raw materials while prices of our wafers remained relatively stable. The impact of the increase in the cost of raw materials was offset in part by our efforts to (i) control raw material costs through sourcing a wider range of reclaimable silicon raw materials, and (ii) increase production yield by enhancing process technologies and improving labor skills.

Sales and marketing expenses. Sales and marketing expenses increased from $0.2 million in the six months ended June 30, 2006 to $0.3 million in the six months ended June 30, 2007. The increase in sales and marketing expenses was primarily attributable to an increase in expenses for attending industrial exhibitions and advertising and promotion expenses and an increase in sales and marketing personnel as we expand our wafer business. As a percentage of net revenues, sales and marketing expenses decreased from 0.8% in the six months ended June 30, 2006 to 0.3% in the six months ended June 30, 2007 primarily due to our increased scale, a decrease in commissions paid to sales agents because we engaged in more direct sales and a decrease in warranty costs as we discontinued the sale of solar modules in April 2006.

General and administrative expenses. General and administrative expenses increased from $0.6 million in the six months ended June 30, 2006 to $2.8 million in the six months ended June 30, 2007. The increase in our general and administrative expenses was primarily attributable to increased salaries, bonuses and benefits as we hired more staff to manage for the manufacture and sale of multicrystalline wafers and our growing business, and our professional fees and compliance expenses increased as we became a public company listed on AIM. As a percentage of net revenues, general and administrative expenses increased from 2.4% in the six months ended June 30, 2006 to 3.4% in the six months ended June 30, 2007.

Research and development expenses. Research and development expenses increased from $0.02 million in the six months ended June 30, 2006 to approximately $0.2 million in the six months ended June 30, 2007. Our research and development expenses in the six months ended June 30, 2007 included salaries and benefits of our research and development employees, chemicals and other materials used in our research and development activities and depreciation of relevant equipment.

Interest income and expenses. Our interest income was $7,000 in the six months ended June 30, 2006 compared to $1.2 million in the six months ended June 30, 2007. Our cash balances increased in the six months ended June 30, 2007 compared to the same period in 2006, primarily due to the net proceeds we received from our AIM listing and the issuance of convertible bonds, part of which were placed in interest-bearing deposit accounts. Our interest expenses increased from $103,000 in the six months ended June 30, 2006 to $1.4 million in the six months ended June 30, 2007 primarily as a result of increased short-term and long-term borrowings to finance equipment purchases, construction of plants and the working capital requirements of our growing business, as well as interests on our convertible bonds issued in March 2007.

Foreign exchange gain (loss), net. We recognized foreign exchange losses of $9,000 and $2.3 million in the six months ended June 30, 2006 and 2007, respectively. Our foreign exchange losses were primarily due to the appreciation of the Renminbi against the U.S. dollar and increases in our U.S. dollar denominated assets, such as cash and cash equivalents and advances to suppliers, in the six months ended June 30, 2007 compared to the six months ended June 30, 2006.

Income tax benefit. Our income tax benefit decreased from $0.8 million in the six months ended June 30, 2006 to $0.2 million in the six months ended June 30, 2007, primarily due to the utilization of tax credit carry forwards to offset the income tax of the current period and the increase in our deferred tax liabilities.

Net income. As a result of the foregoing, our net income increased from $7.0 million, or 29.3% of net revenues, in the six months ended June 30, 2006 to $12.7 million, or 15.6% of net revenues, in the six months ended June 30, 2007.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2006

Net revenues. Our net revenues increased significantly from $5.1 million in 2005 to $84.3 million in 2006. We commenced our production of solar wafers and modules in the second half of 2005 and sold solar modules in 2005 and the first quarter of 2006. We discontinued the sale of solar modules in April 2006 to focus on the production and sale of solar wafers. We built up our wafer slicing capacity in 2006 and increased our annual manufacturing capacity of solar wafers to 45 MW as of December 31, 2006, which contributed to our significant revenue growth. As a result, our revenues generated from the sale of solar wafers increased from approximately $21,000 in 2005 to $56.0 million in 2006, and our revenues derived from the sale of modules decreased from $3.9 million in 2005 to $2.2 million in 2006. We sold 26.0 MW of solar wafers in 2006 and 1.1 MW and 0.5 MW of solar modules in 2005 and 2006.

In 2005 and 2006, we derived a portion of our revenues from the sale of ingots, when our ingot manufacturing capacity was larger than our wafer slicing capacity. Our revenues generated from the sale of ingots increased from $0.8 million in 2005 to $13.8 million in 2006. Due to the increase in our ingot manufacturing capacity from 14 MW as of December 31, 2005 to 80 MW as of December 31, 2006 and due to the strong demand for ingots, our ingot sales increased from 0.7 MW in 2005 to 8.3 MW in 2006. We also sold some solar cells in 2005 and 2006. We sold more solar cells in 2006 compared to 2005 due to the disposal of our solar cell inventories after we discontinued the sale of solar modules in April 2006. In 2006, $5.9 million of our net revenues were generated from processing silicon raw materials into silicon ingots or solar wafers for customers.

Cost of revenues. Our cost of revenues increased from $3.7 million in 2005 to $59.6 million in 2006. Our reclaimable silicon raw material costs increased significantly due primarily to the expansion of our solar wafer manufacturing capacity and output and increase in silicon prices. Our costs of consumables, overhead costs, labor costs and depreciation also increased due to increased sales and processing services. We also incurred more processing fees in 2006 compared to 2005 as we outsourced some slicing of ingots into wafers to third party-manufacturers before our in-house capacity was fully built up.

Gross profit. Our gross profit increased by $23.3 million from $1.4 million in 2005 to $24.7 million in 2006. Our gross margin increased from 27.7% in 2005 to 29.3% in 2006, primarily due to our increased wafer production, which has higher margin, and discontinuance of module production, which has lower margin.

Sales and marketing expenses. Sales and marketing expenses increased from $0.2 million in 2005 to $0.3 million in 2006. The increase in sales and marketing expenses was primarily attributable to an increase in sales and marketing personnel as we grew our wafer business. As a percentage of net revenues, sales and marketing expenses decreased from 4.1% in 2005 to 0.4% in 2006 primarily because of our increased scale, a decrease in commissions paid to sales agents due to our enhanced relationships with customers and a decrease in warranty costs as we discontinued the sale of solar modules in April 2006.

General and administrative expenses. General and administrative expenses increased from $0.4 million in 2005 to $2.3 million in 2006. The increase in our general and administrative expenses was attributable to increases in employee salaries and benefits as we hired more staff to manage our growing business, and share-based compensation with respect to the grant of restricted shares to certain members of our management. As a percentage of net revenues, general and administrative expenses decreased from 7.0% in 2005 to 2.7% in 2006 because of our increased scale.

Research and development expenses. Research and development expenses increased from nil in 2005 to approximately $39,000 in 2006. Our research and development expenses in 2006 were primarily due to purchases of relevant equipment and chemicals used in our research and development activities.

Interest income and expenses. Our interest income was $0.3 million in 2006 compared to $1,000 in 2005. Our cash balances increased significantly in 2006, primarily due to the net proceeds we received from our AIM listing. Our interest expenses increased from $27,000 in 2005 to $0.3 million in 2006 primarily as a result of increased short-term borrowings to finance equipment purchases and the working capital requirements of our growing business.

Foreign exchange gain (loss), net. We recognized a foreign exchange loss of $2,000 in 2005 compared to a foreign exchange gain of $0.4 million in 2006. Our foreign exchange gain was due primarily to the appreciation of the Renminbi against the U.S. dollar and to increases in our U.S. dollar dominated assets, such as cash and cash equivalents and advances to suppliers, in 2006 compared to 2005.

Income tax benefit. Our income tax benefit increased from $0.6 million in 2005 to $2.7 million in 2006, primarily because of an increase in deferred tax resulting from an increase in tax credits we received for making certain equipment purchases.

Net income. As a result of the foregoing, our net income increased from $1.2 million, or 23.4% of net revenues, in 2005 to $25.3 million, or 30.0% of net revenues, in 2006.

Liquidity and Capital Resources

We have financed our operations primarily through short-term borrowings, long-term borrowings, the proceeds from our initial public offering on AIM, the proceeds from our convertible bonds offering, equity contributions by our shareholders and cash generated from operations. As of December 31, 2005 and 2006 and September 30, 2007, we had $0.4 million, $9.9 million and $68.9 million, respectively, in cash and cash equivalents, and $0.7 million, $14.7 million and $81.2 million, respectively, in outstanding borrowings. In 2005, 2006 and nine months ended September 30, 2007, we had bank credit facilities of $0.7 million, $15.6 million and $182.4 million, respectively, of which $0.7 million, $14.7 million and $81.2 million were drawn down. As of December 31, 2005 and 2006 and September 30, 2007, nil, $0.9 million and $101.2 million were available under these facilities.

As of December 31, 2005 and 2006 and September 30, 2007, we had outstanding short-term borrowings of $0.7 million, $14.7 million and $74.6 million, respectively. These short-term borrowings expire at various times throughout the year. Our short-term borrowings outstanding as of December 31, 2005 and 2006 and September 30, 2007 were RMB-denominated and bore an weighted average interest rate of 7.3%, 6.0% and 5.8%, respectively. Some of our short-term borrowings are secured by our inventories, facilities and equipment. We have other short-term borrowings guaranteed by Mr. Li, our chief executive officer and director, and his wife. Furthermore, according to certain loan agreements, our operating subsidiary Zhejiang Yuhui is not permitted to pay dividends for any given year if it has no after-tax profit or any principal or interest due in that year has not been paid. See “Dividend Policy.”

As of September 30, 2007, we had outstanding long-term loans of $6.7 million. We obtained two long-term loans in RMB equivalent of approximately $2.6 million and $2.1 million in June 2007 and one long-term loan in RMB equivalent of approximately $2.0 million in July 2007 from Industrial and Commercial Bank of China. The loans were used to finance the construction of our multicrystalline wafer facilities and purchase of equipment. All of our bank loans are unsecured and have variable interest rates tied to a percentage below the applicable benchmark interest rate set by the People’s Bank of China. The loans in the amount of $2.1 million, $2.6 million and 2.0 million will be due for repayment upon maturity in 2009, 2010 and 2010, respectively. The weighted average interest rate for such loans was approximately 6.2% for the nine months ended September 30, 2007.

In August 2006, we raised net proceeds of $46.3 million from share issuances in connection with our admission to AIM. We issued RMB928,700,000 U.S. Dollar Settled 1% Convertible Bonds due 2012 in March 2007. The bonds are convertible into our ordinary shares at an initial conversion price of £5.88 per share. The conversion price will be adjusted upon occurrence of certain events, including among others, issuance of our shares at a price below 95% of the current market price on the last trading day preceding the date of announcement of the terms of our offering. Current market price at a particular date is the average closing price of our AIM shares for the five consecutive trading days ending on the trading day immediately preceding such date. The bonds mature on March 26, 2012 at 105.9% of their principal amount plus accrued interest. We may redeem the bonds at any time on or after March 26, 2009, at a premium giving holders a yield of 2.125% per annum, compounded semi-annually, plus accrued interest. Holders may require us to redeem the bonds on March 26, 2010 at 103.47% of their principal amount plus accrued interest. As of September 30, 2007, the carrying value of our convertible bonds was $124.4 million.

We have significant working capital commitments because many of our suppliers of silicon raw materials require us to make prepayments in advance of shipment. Due to the industry-wide shortage of polysilicon, working capital and access to financing to allow for the purchase of silicon raw materials are critical to growing our business. Our short-term borrowings increased primarily as a result of our need to fund our expanded working capital, including advances to suppliers and increases in our inventory. Our advances to suppliers increased significantly from $1.2 million as of December 31, 2005 to $17.0 million as of December 31, 2006 and $34.4 million as of September 30, 2007 due to the significant expansion of our solar wafer manufacturing capacity and output. We expect that our inventories will continue to increase as our business grows.

We generally require customers to make prepayment before delivery. Accordingly, although our business has grown significantly, our accounts receivable only increased from $0.2 million as of December 31, 2005 to $0.7 million as of December 31, 2006 and $5.6 million as of September 30, 2007. The increase in our accounts receivable as of September 30, 2007 compared to December 31, 2006 was primarily due to a delivery of our products to one of our major customers at the end of the third quarter of 2007. The payment for this delivery has since been received. Because of the prepayment requirements that we imposed on our customers, our allowance for doubtful accounts was not significant.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,		Nine Months Ended September 30,
	2005	2006	2006	2007
	(in thousands)
Net cash provided by (used in) operating activities	$1,082	$(15,499)	$(7,469)	$(56,226)
Net cash used in investing activities	(2,237)	(32,205)	(15,857)	(69,702)
Net cash provided by financing activities	1,499	57,218	55,085	182,255
Net increase in cash and cash equivalents	364	9,458	31,870	59,074
Cash and cash equivalents at the beginning of the year	40	404	404	9,862
Cash and cash equivalents at the end of the year	$404	$9,862	$32,275	$68,935

Operating activities

Net cash used in operating activities in the nine months ended September 30, 2007 was $56.2 million, primarily attributable to (i) an increase in inventories of $46.8 million as we expended substantially more cash to increase our inventories to meet production output, (ii) an increase in advances to suppliers of $16.5 million to secure raw materials for our increased production output, (iii) an increase in prepaid expenses and other current assets of $11.8 million primarily related to our entitlement to tax credits for the purchase of certain domestic equipment and our prepayment of income tax. The substantial cash outflow was offset in part by a net income of $25.5 million. We believe the net cash outflow will continue, although we expect to fund our net cash outflow from drawing down our bank facilities and proceeds from this offering. Net cash used in operating activities in the nine months ended September 30, 2006 was $7.5 million, partly attributable to an increase in inventories of $22.0 million and an increase in advances to suppliers of $12.8 million to secure raw materials for our increased production output, partly offset by a net income of $16.0 million and an increase in advances from customers of $30.0 million resulting from increased sales.

Net cash used in operating activities in 2006 was $15.5 million, primarily attributable to an increase in inventories of $40.6 million as we expended substantially more cash to increase our inventories to meet production output and an increase in advances to suppliers of $15.6 million to secure raw materials for our increased production output. The substantial cash outflow was partially offset by an increase in advances from customers of $29.2 million due to increased sales and a net income of $25.3 million. Net cash provided by operating activities in 2005 was $1.1 million, partly attributable to a net income of $1.2 million, adjusted by an increase in advances from customers of $4.5 million resulting from increased sales, offset by increases in inventories of $3.2 million and advances to suppliers of $1.1 million to secure raw materials for our increased production output.

Investing activities

Net cash used in investing activities in the nine months ended September 30, 2007 was $69.7 million, primarily due to the construction of our wafer and ingot processing plant and the purchase of production equipment, as well as advances for the purchase of production equipment and land use rights. Net cash used in investing activities in the nine months ended September 30, 2006 was $15.9 million, primarily due to the purchase of production equipment, advances for the purchase of production equipment and the acquisition of factory premises.

Net cash used in investing activities in 2006 was $32.2 million, primarily due to building our wafer and ingot processing plant, purchasing production equipment, including advances for the purchase of production equipment, and acquiring factory premises. Net cash used in investing activities in 2005 was $2.2 million, primarily due to building our wafer and ingot processing plant and purchasing production equipment.

Financing activities

Net cash provided by financing activities was $182.3 million in the nine months ended September 30, 2007, primarily attributable to an increase in short-term borrowings ($64.6 million in the nine months ended September 30, 2007) and the net proceeds of $115.8 million received from our convertible bonds issued in March 2007.

Net cash provided by financing activities increased from $1.5 million in 2005 to $57.2 million in 2006. The increase was primarily attributable to an increase in short-term borrowings and the net proceeds from our initial public offering on AIM in August 2006.

Capital Expenditures

We had capital expenditures of $0.3 million, $2.2 million, $17.6 million and $62.5 million in 2004, 2005, 2006 and the nine months ended September 30, 2007, respectively. We had advances for purchases of property, plant and equipment of $53,000, $14.6 million and $7.2 million in 2005, 2006 and the nine months ended September 30, 2007, respectively. As of December 31, 2006 and September 30, 2007, commitments outstanding for purchase of property, plant and equipment were $29.6 million and $126.3 million, respectively. Our capital expenditures were used primarily to build our wafer and ingot processing plant, purchase production equipment and acquire land use rights.

We expect our capital expenditures to increase in the future as we implement a business expansion program to capture what we believe to be an attractive market opportunity in the solar wafer industry. We estimate that our capital expenditures will be approximately $196 million in 2008. As of December 31, 2007, we had annual ingot manufacturing capacity of approximately 378 MW, consisting of monocrystalline ingot manufacturing capacity of approximately 218 MW and multicrystalline ingot manufacturing capacity of approximately 160 MW, and solar wafer manufacturing capacity of approximately 305 MW. To meet the increasing demand for our solar wafers, we intend to increase our annual ingot manufacturing capacity to approximately 645 MW, consisting of monocrystalline ingot manufacturing capacity of approximately 325 MW and multicrystalline ingot manufacturing capacity of approximately 320 MW, and solar wafer manufacturing capacity to approximately 585 MW by the end of 2008.

We believe that our current cash and cash equivalents, anticipated cash flows from our operations, existing bank facilities and proceeds from this offering will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, in 2008. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we have decided or may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from lending institutions.

Contractual Commitments

In addition to our planned capital expenditures, we have also entered into substantial commitments for future purchases of silicon raw materials. Our actual silicon raw materials purchases in the future may exceed these amounts.

The following table sets forth our contractual cash commitments as of December 31, 2006. The amount of short-term borrowings is the principal amount only.

	Payment Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Short-term borrowings	$14,675	$14,675	—	—	—
Interest related to borrowings	503	503	—	—	—
Purchase obligations(1)	29,561	28,953	$608	—	—

Total	$44,739	$44,131	$608	—	—

(1)	Includes commitments to purchase production equipment and payment obligations under construction contracts.

In addition to the contractual obligations and commercial commitments set forth above, we issued RMB928,700,000 U.S. Dollar Settled 1% Convertible Bonds due 2012 in March 2007 and are obligated to repay the principal of approximately RMB928.7 million ($119.0 million) in March 2012 and make payment of 1% per annum interest semiannually from September 2007. We obtained two long-term loans in RMB equivalent of approximately $2.6 million and $2.1 million in June 2007 and one long-term loan in RMB equivalent of approximately $2.0 million in July 2007, all from Industrial and Commercial Bank of China, which are unsecured and are due in 2009, 2010 and 2010, respectively. In January 2008, we obtained the RMB equivalent of approximately $16.0 million from Bank of China, which are due in January 2010 and are secured by mortgages over some of our equipment and inventory and a guarantee provided by Mr. Xianshou Li, our director and chief executive officer, and his wife. All of the bank loans have variable interest rates tied to a percentage below the applicable benchmark interest rate set by the People’s Bank of China.

Since December 31, 2006, we also entered into contracts to purchase equipment. As of September 30, 2007, we had payment obligations under equipment purchase contracts and construction contracts in the aggregate of $126.3 million. In August 2007, we also entered into a joint venture contract with Zhongsheng Steel, pursuant to which we committed to purchase 90% of the joint venture’s polysilicon output. The joint venture is expected to have a planned annual manufacturing capacity of 750 metric tons by the end of 2008.

Off-balance Sheet Commitments and Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors, other than those discussed under “—Contractual Commitments” above.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, inflation as measured by the consumer price index in China was 3.9%, 1.8% and 1.5% in 2004, 2005 and 2006, respectively.

Market Risks

Foreign exchange risk

Our sales in China are denominated in Renminbi and our export sales are generally denominated in U.S. dollars. Our costs and capital expenditures are largely denominated in Renminbi and foreign currencies, including U.S. dollars, Euros and Japanese Yen. Fluctuations in currency exchange rates, particularly between the U.S. dollar and Renminbi and between Euros and Renminbi, could have a significant impact on our financial condition and results of operations, affect our gross and operating profit margins, and result in foreign exchange and operating gains or losses.

We incurred foreign currency exchange losses of approximately $2,000 for the year ended December 31, 2005 and $2.9 million for the nine months ended September 30, 2007, but a foreign exchange gain of $0.4 million for the year ended December 31, 2006. We have employed derivative financial instruments to manage our exposure to fluctuations in foreign currency exchange rates, including forward exchange contracts to hedge the exchange rate risk arising from future costs and capital expenditures. We do not hold derivative financial instruments for trading purposes. Although we consider the use of a derivative portfolio to be an effective risk management tool, we did not apply hedge accounting. Such derivative instruments are marked to market and are recorded in the combined balance sheets as either an asset or liability, with changes in fair value recognized in the income statement in administrative and general expenses.

Interest rate risk

Our exposure to interest rate risk relates to interest expenses incurred by our short-term and long-term borrowings, RMB928,700,000 U.S. Dollar Settled 1% Convertible Bonds due 2012 and interest income generated by excess cash invested in demand deposits with original maturities of three months or less. We have not used any derivative financial instruments to manage our interest rate risk exposure due to lack of such financial instruments in China. Historically, we have not been exposed to material risks due to changes in interest rates; however, our future interest income may decrease or interest expenses on our borrowings may increase due to changes in market interest rates. We are currently not engaged in any interest rate hedging activities.

Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board, or FASB, issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109,” or FIN 48, which clarifies the accounting for uncertainty in tax positions. This interpretation requires us to recognize and disclose in our financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 applies to us from January 1, 2007, with the cumulative effect of the change in accounting principle, if any, recorded as an adjustment to opening retained earnings. We are still assessing the impact of the adoption of FIN 48 on our financial statements.

In June 2006, the FASB ratified Emerging Issues Task Force, or EITF, Issue No. 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (that is, Gross versus Net Presentation)," or “EITF 06-3,” which allows companies to adopt a policy of presenting taxes in the income statement on either a gross or net basis. Taxes within the scope of this EITF issue would include taxes that are imposed on a revenue transaction between a seller and a customer. If such taxes are significant, the accounting policy should be disclosed as well as the amount of taxes within the scope of EITF 06-3 included in the financial statements if presented on a gross basis. EITF 06-3 is effective for interim and annual reporting periods beginning after December 15, 2006. We present tax on revenues on a net basis and consequently do not believe the adoption of EITF 06-3 will have any impact on our financial statements other than certain additional disclosures, if deemed necessary.

In September 2006, the FASB issued Statement of Financial Accounting Standards No.157, “Fair Value Measurements,” or SFAS 157, which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 applies to us from January 1, 2008. Earlier adoption is permitted, provided we have not yet issued financial statements, including for interim periods, for that fiscal year. We are still assessing the impact of the adoption of SFAS 157 on our financial statements.

In February 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities, an amendment of SFAS 115. This Statement permits entities to choose to measure many financial instruments at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring different assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is effective for fiscal year beginning after November 15, 2007. The adoption of SFAS 159 is not expected to have a material impact on the Company's financial position or its results of operations.

BUSINESS

Overview

We are a leading Chinese manufacturer of solar wafers, which are thin sheets of crystalline silicon material primarily used in the production of solar cells. Our customers include some of the leading global manufacturers of solar cells and modules, such as JA Solar Co., Ltd., Motech Industries Inc., Solarfun Power Holding Ltd., Suntech Power Co. Ltd. and Topco Technologies Corp.

We have focused historically on manufacturing monocrystalline wafers and have accumulated extensive experience and expertise in developing and using monocrystalline wafer production technologies. We primarily offer 125 mm by 125 mm monocrystalline wafers with a thickness of 200 microns. In the second quarter of 2007, we also began to offer 156 mm by 156 mm monocrystalline wafers with a thickness of 200 microns. As part of our expansion plan, we began the production of multicrystalline wafers in the third quarter of 2007 at customers’ requests. Monocrystalline cells are made from monocrystalline wafers. Solar power products that use monocrystalline cells generally yield higher conversion efficiencies. On the other hand, multicrystalline wafers are less expensive to produce and have less stringent raw material requirements. With our production of multicrystalline wafers, we expect to realize cost synergies by utilizing some of the silicon materials reclaimable from our monocrystalline wafer production process.

We possess one of the largest solar wafer manufacturing plants in China based on production output in 2006. As of December 31, 2007, we had annual ingot manufacturing capacity of approximately 378 MW, consisting of monocrystalline ingot manufacturing capacity of approximately 218 MW and multicrystalline ingot manufacturing capacity of approximately 160 MW, and solar wafer manufacturing capacity of approximately 305 MW. To further capitalize on rising global demand for solar wafers, we intend to increase our annual ingot manufacturing capacity to approximately 645 MW, consisting of monocrystalline ingot manufacturing capacity of approximately 325 MW and multicrystalline ingot manufacturing capacity of approximately 320 MW, and our solar wafer manufacturing capacity to approximately 585 MW by the end of 2008. However, we cannot assure you that we will achieve our 2008 expansion plan. See “Risk Factors—Risks Related to Our Business—Our dependence on a limited number of third-party suppliers for key manufacturing equipment could prevent us from timely fulfillment of customer orders and successful execution of our expansion plans.”

By using proprietary technologies, processes and know-how, we manufacture solar wafers primarily from a wide range of reclaimable silicon raw materials, including broken wafers and broken cells that are difficult to process but less expensive than other reclaimable silicon raw materials. We believe this affords us significant advantages over many of our competitors who rely substantially on virgin polysilicon sourced from the spot market and reclaimable silicon raw materials that are easier to process but more expensive. Our solar wafers are comparable in quality and performance to those made from solar-grade virgin polysilicon because of our use of a high percentage of semiconductor-grade reclaimable silicon materials and our proven process technologies.

We believe we are well positioned to address the challenges presented by the current industry-wide shortage of silicon raw materials. We have established an extensive global network of suppliers and maintain dedicated procurement personnel in China, the United States and Singapore to facilitate close contact with our suppliers. Aiming to enhance our competitive advantage as a low-cost producer and to secure a reliable long-term supply of feedstock, we have taken steps to expand into upstream polysilicon manufacturing.

We have grown rapidly since we began manufacturing solar wafers and related products in 2005. Our net revenues increased significantly from $5.1 million in 2005 to $84.4 million in 2006 and from $52.1 million for the nine months ended September 30, 2006 to $152.9 million for the nine months ended September 30, 2007. Our income from operations increased from $0.6 million in 2005 to $22.2 million in 2006 and from $14.2 million for the nine months ended September 30, 2006 to $28.4 million for the nine months ended September 30, 2007. Our net income increased from $1.2 million in 2005 to $25.3 million in 2006 and from $16.0 million for the nine months ended September 30, 2006 to $25.5 million for the nine months ended September 30, 2007.

Our Industry

Solar power is one of the rapidly growing renewable energy sources today, and the solar power market has grown significantly over the past decade. According to Solarbuzz, the global solar power market, as measured by annual solar power system installed capacities, grew at a CAGR of 42.2% from 427 MW in 2002 to 1,744 MW in 2006. In one of Solarbuzz’s forecasts, annual solar power system installed capacities may further increase to 7,630 MW in 2011, and solar power industry revenue may increase from $10.6 billion in 2006 to $31.5 billion in 2011.

Source: Solarbuzz, 2007.

Key Growth Drivers

We believe the following factors have driven and will continue to drive the growth of the solar power industry:

Growing Electric Power Demand and Supply Constraints. In recent years, global economic development has resulted in surging energy demand, while the generation, transmission and distribution infrastructure is capacity constrained and limited supply and escalating consumption of coal, oil and natural gas continue to drive up wholesale electricity prices, resulting in higher electricity costs for consumers. As a result, renewable energy, such as solar power, is expected to play an important role in meeting the increasing energy demand.

Advantages of Solar Power. Solar power has several advantages over both conventional and other forms of renewable energy:

•

Fuel Risk Advantage. Unlike fossil fuels, solar energy has no fuel price volatility or supply constraints. In addition, because solar power relies solely on sunlight, it does not present similar delivery risks associated with fossil or nuclear fuels. Although the amount and timing of sunlight varies over the day, season and year, a properly sized and configured system can be designed to provide a highly reliable and long-term electricity supply.

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Modularity and Location Advantage. Unlike other renewable resources such as hydroelectric and wind power, solar power can be utilized anywhere there is sunlight and directly where the power will be used. As a result, solar power limits the expense of and energy losses associated with transmission and distribution from large-scale electric plants to the end users. Moreover, solar power products can be deployed in many different sizes and configurations to meet specific customer needs.

•	Reliability. With no moving parts and no requirement for regular maintenance, solar power systems are among the most reliable forms of electricity generation.

•	Environmental Advantage. Solar power products generate electricity without air or water emissions, noise, vibration, habitat impact or waste generation.

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Peak Energy Use Advantage. Since the maximum sunlight hours correspond to peak electricity demand periods, solar power is well-suited to match peak energy needs and is not subject to the seasonal availability problems typically faced by hydroelectric and wind power.

Government Incentives for Solar Power. Increasing environmental awareness and energy security concerns have resulted in governmental policies and regulations in many countries designed to accelerate the development and adoption of solar power and other renewable energy sources. International environmental protection initiatives, such as the Kyoto Protocol for the reduction of overall carbon dioxide and other gas emissions, have also created momentum for government incentives encouraging solar power and other renewable energy sources.

The Solar Power Industry Value Chain

Crystalline silicon-based technologies and thin-film technologies are the primary technologies currently used in the solar power industry. According to Solarbuzz, crystalline silicon-based solar cells represented 91.7% of the solar cell production in 2006, compared to 8.3% for thin-film-based solar cells.

The crystalline silicon-based solar power manufacturing value chain starts with the processing of quartz sand to produce metallurgical-grade silicon. This material is further purified to semiconductor-grade or solar-grade polysilicon feedstock. Reclaimable silicon raw materials, acquired from the semiconductor and solar power industries, can also be used as feedstock. The silicon feedstock is then processed into solar wafers.

Wafers are manufactured into solar cells through a multiple step manufacturing process that entails etching, doping, coating and applying electrical contacts. Solar cells are then interconnected and packaged to form solar modules, which together with system components such as batteries and inverters, are installed as solar power systems.

The following diagram illustrates the value chain for the manufacture of crystalline silicon-based solar power products.

In contrast, thin-film technologies generally require lower amounts of semiconductor materials, and do not require bulk polysilicon in the production of solar cells and modules. However, compared to crystalline silicon-based solar cells, the conversion efficiencies of thin-film-based solar cells are generally lower. Therefore, to attain electricity generation capacities comparable to that of crystalline silicon-based solar power systems, thin-film-based solar power systems need to use more solar cells and modules and need more space for installation. This restricts their use, particularly where space for installation is limited, such as in residential rooftop applications.

The Challenges Facing Solar Power

In spite of the benefits of solar power, the industry must overcome the following challenges to achieve widespread commercialization and use.

High Cost of Solar Electricity. For most on-grid applications, the current overall cost of generating solar power electricity, when upfront capital costs are factored in, is greater than the cost of purchasing retail electricity from a utility grid. While government programs have accelerated the use of solar power for on-grid applications, the higher cost of solar power products remain one of the impediments to growth. To address this issue, the solar power industry must continually reduce manufacturing and installation costs and find ways to make the use of solar power cost-effective over time without government incentives or subsidies. Increasing the conversion efficiency of solar power products in particular will help reduce the cost of electricity generated from solar power. We believe that when the cost of electricity generated from solar power products approaches the cost of electricity purchased from conventional power sources, solar power will become more attractive to consumers and greater demand for solar power than currently estimated will result.

Shortages of Silicon Raw Materials. Virgin polysilicon and reclaimable silicon are essential raw materials in the solar power supply chain. There is currently an industry-wide shortage of silicon raw materials, which is expected to continue in the near term. According to Solarbuzz, the average long-term supply contract price of virgin polysilicon increased from approximately $35-$40 per kilogram in 2005 to $50-$55 per kilogram in 2006, and is expected to increase to $60-$65 per kilogram in 2007. In addition, according to Solarbuzz, spot prices for virgin polysilicon were, in some cases, as high as $300 per kilogram in 2006. Furthermore, as an increasing number of solar wafer manufacturers use more reclaimable silicon raw materials in their production to enhance raw material sufficiency and reduce manufacturing costs, prices of reclaimable silicon raw materials have also increased.

Need to Increase Awareness and Acceptance of Solar Power Usage. Growth in solar power usage has been mostly limited to on-grid applications. Increasing promotion efforts for solar power products are needed to increase customers’ awareness and acceptance of solar power, and thus tap the potential of the off-grid market.

Solar Wafer Industry

The solar wafer industry is characterized by evolving technologies and intense competition. Access to sufficient silicon raw materials, key manufacturing equipment and skilled personnel are the major barriers for new entrants in this market.

Despite the higher prices of virgin polysilicon caused by its shortage, the substitution of reclaimable silicon raw materials to manufacture ingots and wafers has helped to lower the overall cost of raw materials. However, advanced technology is required to produce solar wafers of comparable quality and performance from reclaimable silicon. The conversion efficiencies of solar cells depend to a large extent on the purity of the silicon raw materials and manufacturing process technologies of ingots, wafers and cells.

Reclaimable silicon raw materials include part-processed and broken wafers, broken solar cells, pot scrap, silicon powder, ingot tops and tails, and other off-cuts sourced from the semiconductor industry and the solar power industry. Most reclaimable silicon raw materials sourced from the semiconductor industry are semiconductor-grade, which, after a relatively complicated recycling process, is typically of higher purity than solar-grade reclaimable silicon raw materials. The supplies of reclaimable silicon raw materials, particularly semiconductor-grade silicon, are dominated by waste management companies and trading companies that have connections with semiconductor manufacturers. As an increasing number of solar wafer manufacturers resort to using a greater amount of reclaimable silicon raw materials in their production of solar wafers, prices of reclaimable silicon raw materials have also increased. A close relationship with suppliers is critical to a wafer manufacturer’s ability to secure raw material supplies.

There are two primary solar wafer technologies: monocrystalline silicon technology and multicrystalline silicon technology. According to Solarbuzz, monocrystalline and multicrystalline wafer-based cell production represented approximately 42% and 49% of the total solar power market in 2006 respectively.

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Monocrystalline silicon technology has the longest history among the different solar power production technologies. In monocrystalline technology, the basic silicon material is produced from a single seed crystal, which is dipped in molten polysilicon and then pulled to become a single cylindrical ingot. The pulling process is also a purifying process, and the upper part of the ingot generally has higher purity. Ingots are then sliced into monocrystalline wafers. Monocrystalline-based solar power products are more expensive to produce than multicrystalline-based solar power products of similar dimensions. However, due to the uniform properties associated with using a single crystal, the conductivity of electrons in monocrystalline silicon is optimized, thus yielding higher conversion efficiencies. China offers a competitive advantage for monocrystalline wafer production because of low labor and consumable costs. According to Solarbuzz, high-efficiency monocrystalline modules achieved an average conversion efficiency rate of 14.7% in 2006, and in the first quarter of 2007 monocrystalline silicon wafer prices increased 12% from the first quarter of 2006.

•

Multicrystalline silicon is made from casting polysilicon into ingot blocks. It consists of numerous smaller crystals and generally contains more impurities and crystal defects that impede the flow of electrons relative to monocrystalline silicon. While this results in a lower energy conversion efficiency, producing multicrystalline-based solar power products involves less labor and lower quality silicon feedstock, and is cheaper compared to producing monocrystalline-based solar power products of similar dimensions. According to Solarbuzz, high-efficiency multicrystalline modules achieved an average conversion efficiency rate of 13.2% in 2006, and in the first quarter of 2007 multicrystalline silicon wafer prices increased 10% from the first quarter of 2006.

The surface area of solar wafers in another key factor in determining how much incident light can be absorbed and converted into electricity. To reduce manufacturing costs during the current period of silicon shortage, solar wafer manufacturers strive to reduce the thickness of solar wafers without reducing the surface area as the production of thinner wafers uses less silicon per unit. Solar wafer manufacturers currently produce wafers primarily between 200 and 220 microns.

Due to rising market demand for solar wafers, wafer manufacturers are expanding their manufacturing capacities. However, from order to the delivery of key wafer manufacturing equipment, particularly wire saws, generally takes one to two years. Relationships with key equipment suppliers are therefore critical for wafer manufacturers to implement their expansion plans.

Our Strengths

We believe that the following strengths enable us to compete effectively:

Leading Position as a Solar Wafer Manufacturer

We possess one of the largest solar wafer manufacturing plants in China based on production output in 2006. As of December 31, 2007, we had annual wafer manufacturing capacity of 305 MW. As solar wafer manufacturing capacity and output currently lag behind the manufacturing capacity and output of solar cell and module manufacturers, we believe the market provides significant expansion opportunities for solar wafer manufacturers. We have dedicated our resources to developing our core competencies in solar wafer manufacturing, which provides us with a strong base to expand into other sectors of the solar power industry.

We have focused on the production of monocrystalline wafers since we began manufacturing solar power products in 2005, and have accumulated extensive experience and expertise in developing and utilizing monocrystalline technologies. We believe that our advanced technological capabilities are evidenced by our ability to mass produce monocrystalline wafers with a thickness of 200 microns. To expand our product portfolio, we also began the manufacturing of multicrystalline wafers in the third quarter of 2007. We believe our in-depth understanding of our customers’ needs, our expertise and our dual capability to produce monocrystalline and multicrystalline wafers provide us with a stronger market position.

Strong Technology Development Capabilities

We believe that we have one of the strongest research and development teams among solar wafer manufacturers in China, comprising over 20 experienced researchers and engineers. We have two patents and nine pending patent applications in China relating to our process technologies, including advanced processes for sorting, cleaning and testing reclaimable silicon. Our proprietary technologies, processes and know-how enable us to manufacture cost-effectively solar wafers from a wider range of reclaimable silicon raw materials compared to many of our competitors. We believe that this affords us significant advantages over those competitors as we are able to both procure less expensive raw materials and better weather the current industry-wide shortage of silicon raw materials. We have also developed proprietary methods of producing more monocrystalline ingots by adding silicon raw materials in the furnaces after each production cycle without waiting for the furnaces to cool. These innovations enable us to increase our manufacturing yield of ingots, reduce electricity costs and enhance the utilization rate of our furnaces. We have also developed technologies that allow us to use silicon powder to produce ingots, thereby further expanding the range of silicon raw materials for our production. Furthermore, we have customized our manufacturing equipment to enhance our product quality and manufacturing efficiency while keeping production costs relatively low.

Large-scale, Cost-effective Manufacturing

We have built a large-scale manufacturing facility in Jiashan, China. As of December 31, 2007, we had annual ingot manufacturing capacity of approximately 378 MW, with 226 monocrystalline furnaces and 32 multicrystalline furnaces installed, and annual solar wafer manufacturing capacity of approximately 305 MW, with 77 wire saws installed.

We scale up our manufacturing capacity cost-effectively by taking advantage of the lower cost of facilities, equipment, utilities and labor in China compared to more developed countries. Leveraging our workforce of over 2,700 employees, who have been trained through our in-house training programs, our production process incorporates advanced technology and cost-effective manual techniques. For example, for the complicated ingot pulling process, we believe that we have one of the largest monocrystalline ingot pulling workforce in China, comprising of approximately 300 skilled employees. Furthermore, approximately 1,000 of our employees are involved in our silicon reclamation process, enabling us to recycle cost-effectively the raw materials we purchase. We are also able to lower our equipment procurement, transportation and installation costs by procuring some of our manufacturing equipment, principally for the manufacture of monocrystalline ingots, from suppliers in China. Located within one hour’s drive of Shanghai, our manufacturing facilities’ close proximity to the largest port in China provides us with cost and time advantages over some of our competitors. Our economies of scale and cost advantages have helped us achieve a strong record of profitability.

Global Network of Suppliers and Customers

We have an established network of relationships with a variety of silicon raw materials suppliers. We purchase some feedstock directly from international semiconductor manufacturers and have established direct links with polysilicon producers. We also maintain close relationships with waste management companies and trading companies that have connections with semiconductor manufacturers, providing us with stable access to reclaimable silicon raw materials. To satisfy our raw material requirements, we also secure silicon raw materials from some of our customers and sell solar wafers to them in return under buy-and-sell arrangements. In addition, we also provide some of our customers with wafer and ingot processing services. These arrangements not only satisfy a portion of our raw material requirements and mitigate the risk of raw material price increases, but also strengthen our strategic partnerships with customers. We have dedicated procurement personnel in China, the United States and Singapore, and we believe our procurement team’s geographic proximity to semiconductor manufacturers and polysilicon producers enables us to communicate with them in a timely manner and readily inspect the quality and quantity of supplies before shipment.

We have established a number of long-term relationships with several key players in the solar power industry. Our current customer base consists of some of the leading global manufacturers of solar cells and modules, such as JA Solar Co., Ltd., Motech Industries Inc., Solarfun Power Holding Ltd., Suntech Power Co. Ltd. and Topco Technologies Corp. We believe our strong customer base will continue to enable us to capture the growth opportunities in the solar power industry.

Experienced Management Team

We have an experienced management team with a vision for strategic planning and a successful track record of execution. Mr. Xianshou Li, our chief executive officer and founder, is a pioneer in the solar power industry in China. Our management team also consists of members with complementary managerial experience, industry background and international perspectives. Mr. Charles Xiaoshu Bai, our chief financial officer, has over 17 years of experience working in investment banks and multinational companies. Mr. Binghua Huang, our chief technology officer, has extensive experience in the research and application of solar power technologies. Dr. Panjian Li, our vice president of business development and chief executive officer of Renesola America, spent two years as a postdoctoral fellow at the University of Pennsylvania and has over ten years of experience working overseas. Our management team is also complemented by Mr. Ying Tao, our consultant, who has strong expertise in silicon raw materials production. Several key members of our management team have worked closely for several years, and their joint efforts led to our successful AIM admission in 2006. Our management team’s strong industry expertise and execution capabilities have also enabled us to significantly ramp up our ingot and wafer production within a short period of time.

Our Strategies

Our objective is to become a leader in the global solar power industry by strengthening our leading position in solar wafer manufacturing and strategically expanding further upstream. We intend to achieve this objective by pursuing the following strategies:

Expand Manufacturing Capacity

We plan to rapidly expand our manufacturing capacity in order to meet the anticipated growth in demand for our products and to gain market share. We will continue to expand our monocrystalline manufacturing capacity to cement our leading position in the monocrystalline wafer sector. In addition to the 125 mm by 125 mm monocrystalline wafer we currently produce, we have commenced manufacturing 156 mm by 156 mm monocrystalline wafers, and will expand our manufacturing capacity of high-efficiency large wafers. Furthermore, we are in the process of building our multicrystalline wafer manufacturing capacity to expand our product offerings which will enable us to diversify our customer base. We believe our production of multicrystalline wafers will provide us with cost synergies, as it can utilize certain types of silicon materials reclaimed from our monocrystalline wafer manufacturing process that cannot be re-used for monocrystalline wafer production. In addition, our monocrystalline furnaces can also purify the silicon materials reclaimed from our multicrystalline wafer manufacturing process, thus further enhancing our silicon utilization.

We plan to install additional monocrystalline furnaces, multicrystalline furnaces and wire saws to increase our total annual manufacturing capacities for monocrystalline ingots to approximately 325 MW, multicrystalline ingots to approximately 320 MW and solar wafers to approximately 585 MW by the end of 2008. We believe our increased economies of scale in manufacturing both monocrystalline and multicrystalline wafers will further enhance our operating efficiencies and cost advantage. In addition, we have signed purchase contracts to secure additional squaring machines and wire saws to increase our solar wafer manufacturing capacity to 325 MW by the end of the first quarter of 2008. We established a facility in Malaysia with an annual reclaimable silicon processing capacity of 1,000 metric tons.

Complement Existing Business Through Upstream Integration

We plan to expand upstream into polysilicon manufacturing to secure reliable long-term raw material supplies at a lower cost as compared to raw materials purchased under long-term supply contracts or from the spot market. We have established a joint venture in Linzhou, Henan Province, China to engage in the production of virgin polysilicon, with our company holding a 49% interest. Production from the first phase with a planned annual capacity of 300 metric tons is expected to begin in the first quarter of 2008, and the estimated output in 2008 is 200 to 300 metric tons. The schedule for the construction of the second phase of 450 metric tons of annual capacity is currently under consideration. We have committed to purchase 90% of the joint venture’s production output, which will help us meet some of our raw material requirements from our wafer business.

We believe that the expertise and experience gained from the joint venture will provide us with a solid foundation to further expand into this sector of the solar power industry. We have taken steps to build a polysilicon production facility in Meishan, Sichuan Province, China, and our subsidiary, Sichuan ReneSola Silicon Material Co., Ltd., was established in Sichuan Province in August 2007. We expect that the facility will have a planned annual manufacturing capacity of 1,500 metric tons and that the trial production will begin in 2009. In September 2007, we entered into a contract with Chemical Equipment Engineering Limited to purchase major equipment for our polysilicon production facility in Meishan, Sichuan Province, China, in the aggregate amount of €22.2 million ($31.6 million). We also entered into several equipment purchase contracts with other suppliers. We plan to use advanced equipment to ensure that the facility will achieve the expected efficiency and realize other technical and cost synergies. We believe that a combination of lower polysilicon cost from in-house production, cost savings from reclaimable silicon raw materials from our production process and the low cost of reclaimable silicon raw materials we purchase from third parties will provide us with significant cost advantages over many of our competitors.

Continue to Pursue Technological Innovation

We plan to devote substantial resources to research and development in order to enhance our manufacturing processes, reduce manufacturing cost and enhance product performance. We plan to focus our research and development on the following areas:

•	developing technologies to manufacture high-efficiency large monocrystalline wafer;

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further broadening the range of reclaimable silicon raw materials that can be used in our production, optimizing our silicon reclamation process and exploring new methods to cost-effectively produce polysilicon;

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improving the monocrystalline wafer manufacturing process, such as by shortening the time required for ingot-pulling, increasing the purity of the ingots produced, slicing thinner monocrystalline wafers, reducing wafer breakage rates and improving the quality and performance of our monocrystalline wafers;

•	ramping up the production of multicrystalline wafers efficiently and cost-effectively; and

•	continuing to customize our manufacturing equipment and devices to enhance their performance.

To achieve this strategy, we have established a solar power technology development center that is equipped with advanced equipment.

Further Develop Silicon Procurement Capabilities

Our future success depends largely on our ability to reliably and cost-effectively secure silicon raw materials. In addition to our upstream expansion into polysilicon production, we will continue to pursue a diversified and flexible procurement program to manage our supply quantities and raw materials costs. Capitalizing on our procurement team’s existing domestic and overseas presence, we will seek to maintain and expand our network of suppliers. We will enhance direct relationships with semiconductor manufacturers to ensure a consistent supply of semiconductor-grade reclaimable silicon raw materials. We will also continue our buy-and-sell arrangements with and processing services for some customers to satisfy part of the raw materials requirements for our expanded manufacturing capacity.

Continue to Focus on Key Markets

We will leverage our track record with top customers to attract new customers. Asia accounted for a majority of our sales in 2006 and the nine months ended September 30, 2007. We will continue our focus on Asian markets, particularly China, where many leading solar cell and module manufacturers are located. We will strengthen existing relationships and cultivate new relationships with leading solar cell and module manufacturers. With the expansion of our capacity and the addition of larger solar wafers and multicrystalline wafers to our product portfolio, we will be able to offer our major customers with a diversified selection of solar wafers to satisfy their needs.

Our Products

We develop, manufacture and sell solar wafers, which are thin sheets of crystalline silicon material primarily made by slicing monocrystalline or multicrystalline ingots. We offer monocrystalline wafers in sizes of 125 mm by 125 mm with a thickness of 200 microns and 156 mm by 156 mm with the same thickness at customers’ requests, which are two of the standard specifications used by most solar cell manufacturers. Currently 200 micron wafers are the thinnest wafers used by most solar cell manufacturers in China, and we believe we are one of the few wafer manufacturers in China capable of slicing 200 micron wafers on a large scale. We began the production of 156 mm by 156 mm multicrystalline wafers with a thickness of 220 microns in the third quarter of 2007.

Manufacturing

The manufacture of solar wafers can be divided into three main steps:

•	treatment of reclaimable silicon raw materials;

•	ingot production; and

•	wafer slicing.

Treatment of Reclaimable Silicon Raw Materials

We produce solar wafers using mainly reclaimable silicon raw materials, in the form of partially-processed and broken wafers, broken solar cells, pot scrap, silicon powder, ingot tops and tails and other off-cuts. We primarily use semiconductor-grade reclaimable silicon. Using our proprietary technologies and experience in recycling and using reclaimable silicon, we produce solar wafers with quality and performance characteristics comparable to those made from solar-grade virgin polysilicon.

We began recycling reclaimable silicon raw materials in July 2005, and we believe that we were one of the first manufacturers in China to process reclaimable silicon raw materials for solar wafer production. We have established large-scale and cost-efficient silicon recycling operations.

We first test and sort reclaimable silicon raw materials based on their technical properties. Our employees use our self-designed hand-held testing devices to efficiently sort reclaimable silicon raw materials by testing their resistivity. We also use our self-developed solvent to quickly categorize different kinds of reclaimable silicon raw materials according to their electrical properties.

We then remove the impurities from the reclaimable silicon raw materials through mechanical grinding, chemical etching and ultrasonic cleaning. A substantial portion of our reclaimable silicon raw materials feedstock is derived from different types of scrap wafers that are significantly less costly but require more intensive processing than other types of reclaimable silicon raw materials. After cleaning, the usable reclaimed silicon raw materials are mixed using our proprietary formula. Our ability to remove impurities from the reclaimable silicon materials we purchase and our formula for mixing different types of recycled silicon raw materials are critical to the production of high-quality silicon ingots.

Ingot Production

To produce monocrystalline ingots, we place reclaimed silicon raw materials into a quartz crucible in a furnace, where the silicon is melted. Then, a thin crystal seed is dipped into the molten silicon to determine the crystal orientation. The seed is rotated and then slowly extracted from the molten silicon to form a single crystal as the molten silicon and crucible cool. Once the single crystals have been grown to pre-determined specifications, they are surface-ground to produce ingots. The uniform properties of a single crystal promotes the conductivity of electrons, thus yielding higher conversion efficiencies. We have developed a proprietary method for producing more ingots in one heating and cooling cycle by adding silicon raw materials during the melting process. This innovation enables us to increase our yield of ingots, reduce electricity cost and enhance the utilization rate of furnaces and consumables, such as crucibles.

We installed our first ten multicrystalline furnaces and began the trial production of multicrystalline ingots in the third quarter of 2007. To produce multicrystalline ingots, the molten silicon is changed into a block through a casting process in the multicrystalline furnaces. Crystallization starts by gradually cooling the crucibles in order to create multicrystalline ingot blocks. The resulting ingot blocks consist of multiple smaller crystals as opposed to the single crystal of a monocrystalline ingot. Compared to a monocrystalline furnace, more silicon raw materials can be placed into a multicrystalline furnace, which shortens the ingot production cycle. As a result, the output of a multicrystalline furnace is higher than that of a monocrystalline furnace.

Wafer Slicing

After the ingots are inspected, monocrystalline ingots are squared by squaring machines. Through high-precision cutting techniques, the squared ingots are then sliced into wafers by wire saws using steel wires and silicon carbon powder. After insertion into frames, the wafers are cleaned to remove debris from the previous processes and then dried. Finally, the wafers are inspected before they are packed in boxes and shipped to customers.

To produce multicrystalline wafers, multicrystalline ingots are first cut into pre-determined sizes. After a testing process, the multicrystalline ingots are cropped and the usable parts of the ingots are sliced into wafers by wire saws by the same high-precision cutting techniques as used for slicing monocrystalline wafers. After a cleansing and drying process, the wafers are inspected, packed and shipped.

Manufacturing Capacity

Since we commenced our manufacturing of solar wafers, we have significantly expanded our manufacturing capacity to meet the increasing demand for our solar wafers. We installed our first eight monocrystalline furnaces in September 2005. We expanded our ingot manufacturing capacity by installing 82 additional monocrystalline furnaces in 2006. As of December 31, 2007, we had 226 monocrystalline furnaces and 32 multicrystalline furnaces installed with an annual capacity of approximately 218 MW and 160 MW, respectively, of monocrystalline and multicrystalline ingots. In addition, as of December 31, 2007, we had 77 wire saws, which are sufficient to slice 305 MW of solar wafers. We are still in the process of arranging for additional power supply for the operation of several of our newly installed equipment. In addition, several of our newly installed furnaces are in the process of undergoing software upgrades. We purchased monocrystalline furnaces from China and wire saws overseas, including Japan and Switzerland. We possess one of the largest monocrystalline wafer plants in China based on production output in 2006.

In 2006 and the nine months ended September 30, 2007, we had ingot and wafer manufacturing output of approximately 38.9 MW and 73.9 MW, respectively, including ingots and wafers which were processed in connection with our processing services. For the nine months ended September 30, 2007, we processed 11.3 MW of ingots and wafers in connection with our processing services.

We plan to install additional furnaces and other equipment as we increase manufacturing capacity to capture market opportunities. We intend to increase our annual manufacturing capacities for monocrystalline ingots to approximately 325 MW, multicrystalline ingots to approximately 320 MW and solar wafers to approximately 585 MW by the end of 2008. However, we cannot assure you that we will achieve our 2008 expansion plan. See “Risk Factors—Risks Related to Our Business—Our dependence on a limited number of third-party suppliers for key manufacturing equipment could prevent us from timely fulfillment of customer orders and successful execution of our expansion plans.” The following table sets forth the manufacturing capacities of our facilities.

		Annual Manufacturing Capacity as of December 31, 2007	Expected Annual Manufacturing Capacity
Manufacturing Facility			as of December 31, 2008
Ingot	— Monocrystalline	218 MW	325 MW
	— Multicrystalline	160 MW	320 MW
Wafer		305 MW	585 MW

We selectively use automation to enhance the quality and consistency of our finished products and improve efficiency in our manufacturing processes. All of our current monocrystalline furnaces and a portion of our squaring machines were purchased from Chinese solar power equipment suppliers to lower our equipment procurement, transportation and installation costs. Other major equipment is sourced overseas.

Facilities

We conduct our research, development and manufacturing of solar wafers at our facilities in Jiashan, China, where we occupy a site area of approximately 183,000 square meters as of December 31, 2007. On this site, there are completed manufacturing facilities and office premises occupying an area of approximately 105,000 square meters and additional manufacturing facilities, office premises and dormitories under construction occupying an area of 78,000 square meters. We own the facilities completed and under construction and own the right to use the relevant land for the durations described below (including capacities and major equipment):

Facility No.	Construction Area (square meters)	Duration of Land Use Right	Products	Annual Manufacturing Capacities as of December 31, 2007	Expected Annual Manufacturing Capacities as of December 31, 2008	Major Equipment

1	36,000	January 2007 to November 2053 (a plot of 22,000 square meters); May 2006 to November 2053 (a plot of 18,000 square meters); and October 2006 to October 2056 (a plot of 23,000 square meters)	monocrystalline ingots monocrystalline wafers	165 MW 165 MW	165 MW 165 MW	Monocrystalline Furnaces(1) NTC Wire Saws

2	25,000	January 2007 to December 2056	multicrystalline ingots multicrystalline wafers	160 MW 140 MW	320 MW 300 MW	ALD Multicrystalline Furnaces Meyer Burger Wire Saws

3	*	July 2007 to July 2057	monocrystalline ingots monocrystalline wafers	53 MW —	160 MW 120 MW	Monocrystalline Furnaces(2) HCT Wire Saws

(1)	Manufactured by Beijing Oriental Keyun Crystal Technologies Co., Ltd. for producing ingots in sizes of 6-inch and 8-inch in diameter, each with a capacity of 0.8 to 0.9 MW per year.

(2)	Manufactured by Shanghai Hanhong Precision Machinery Co., Ltd., a subsidiary of Ferrotec Corporation, for producing ingots in the size of 8-inch in diameter, each with a capacity of 1.3 to 1.4 MW per year.

*	Facilities have recently been constructed and are still in the process of construction completion inspection. According to the applicable law and practice in China, the accurate construction area number will be available after the construction completion inspection and related procedures.

We believe that our existing facilities, together with our facilities under construction, are adequate for our expansion plan in 2008. We are in the process of acquiring the right to use two parcels of land of approximately 67,000 square meters and 32,000 square meters, respectively, adjacent to the current site. We have not developed a definitive plan for the use of these two parcels of land.

Raw Materials

The key raw material for our production is silicon feedstock. Currently, we produce solar wafers primarily using reclaimable silicon raw materials sourced from the semiconductor industry. During the current industry-wide shortage of silicon raw materials, we seek to procure our raw materials from diversified sources and have established an international network of silicon raw materials suppliers. We maintain close relationships with silicon waste management companies and trading companies. These companies generally have connections with semiconductor manufacturers and provide us with stable access to semiconductor-grade reclaimable silicon raw materials.

To satisfy our raw material requirements. We secure silicon raw materials, including polysilicon and reclaimable silicon raw materials, from some of our customers and sell solar wafers to them in return. We also provide some of our customers with wafer and ingot processing services. These arrangements not only satisfy a portion of our raw material requirements and mitigate the risk of raw material price increases, but also strengthen our partnerships with customers. In 2007, we have provided processing services to companies such as BP Solar, MEMC Electronic Materials, Inc. and Topco Technologies Corp. In 2008, we will provide processing services to other customers, including JA Solar Co., Ltd. and Suntech Power Co., Ltd. As of the date of this prospectus, we have secured over 500 metric tons of silicon raw materials for 2008 under our existing contracts and purchase orders for processing services.

For the nine months ended September 30, 2007, we purchased a monthly average of approximately 70 metric tons of silicon raw materials. Our top five suppliers collectively accounted for over 40% of the silicon raw material supplies procured in 2006 and the nine months ended September 30, 2007, respectively. Shangrao Desheng was the only supplier that accounted for more than 10% of the silicon raw material supplies procured in 2006 and the nine months ended September 30, 2007. Historically, a majority of our reclaimable silicon raw materials and virgin polysilicon inventory are purchased under supply contracts with one year or shorter durations or under purchase orders.

In October 2007, we entered into a supply contract with Sichuan Yongxiang Polysilicon Co. Ltd., under which Sichuan Yongxiang Polysilicon Co. Ltd. agreed to supply 200 metric tons, 500 metric tons and 3,000 metric tons of polysilicon to us in 2008, 2009 and 2010, respectively, and an aggregate of 9,000 metric tons from 2011 to 2013, with the price tied to a percentage below the market price calculated each quarter. In October 2007, we entered into a supply contract with Daqo New Material Co., Ltd., under which Daqo New Material Co., Ltd. agreed to supply to us 150 to 200 metric tons of polysilicon in 2008 at a fixed price and an aggregate of 1,800 metric tons of polysilicon from 2009 to 2012 with prices to be negotiated each quarter. In July 2007, we entered into a supply contract with Shangrao Desheng, under which Shangrao Desheng agreed to supply us with 240 metric tons of reclaimable silicon raw materials in 2008, with the price subject to renegotiation if the change of the market price exceeds a benchmark provided in the contract. We have also entered into other short-term supply contracts, providing for approximately 488 metric tons of silicon raw materials for 2008.

We plan to expand upstream into polysilicon manufacturing to secure reliable long-term raw material supplies at a lower cost as compared to raw materials purchased under long-term supply contracts or from the spot market. We have established a joint venture in Linzhou, Henan Province, China to engage in the production of virgin polysilicon, with our company holding a 49% interest. Production from the first phase with a planned annual capacity of 300 metric tons is expected to begin in the first quarter of 2008, and the estimated output in 2008 is 200 to 300 metric tons. The schedule for the construction of the second phase of 450 metric tons of annual capacity is currently under consideration. We have committed to purchase 90% of the joint venture’s production output, which will help us meet some of our raw material requirements from our wafer business.

We believe that the supply contracts we entered into as of the date of this prospectus, the estimated output of 200 metric tons from our joint venture in Linzhou and the raw materials secured under our processing service arrangements could provide us with more than two-thirds of our estimated silicon raw material requirements for 2008, based on our silicon consumption rate of 6.7 grams per watt we achieved in the third quarter of 2007. With respect to a specified period, the silicon consumption rate equals the amount of inventory that we used to produce solar wafers divided by the wattage equivalent of the wafers we produced, excluding the wafers that we produced under our wafer slicing services provided to our customers. However, we cannot assure you that our joint venture will achieve the estimated output or that we will achieve the assumed consumption rate in 2008. See “Risk Factors—Risks Related to Our Business.”

We also procure a portion of our silicon raw materials directly from semiconductor manufacturers. We have dedicated procurement personnel in China, the United States and Singapore, and we believe our procurement teams’ geographic proximity to semiconductor manufacturers and polysilicon producers enables us to communicate with them in a timely manner and to readily inspect the quality and quantity of supplies before shipment.

Customers and Sales

We currently sell our solar wafers primarily to solar cell and module manufacturers. Our customers include some of the global industry leaders, including JA Solar Co., Ltd., Motech Industries Inc., Solarfun Power

Holding Ltd., Suntech Power Co. Ltd. and Topco Technologies Corp. We derived 67.1% and 58.1% of our sales from customers in China in 2006 and the nine months ended September 30, 2007, respectively. In 2006 and the nine months ended September 30, 2007, our top five customers collectively accounted for approximately 59.1% and 78.8%, respectively, of our total sales. Sales to each of Konca Solar Energy (Wuxi) Co., Ltd., Motech Industries Inc. and Suntech Power Co. Ltd., accounted for over 10% of our net revenues for 2006. In the nine months ended September 30, 2007, sales to each of Motech Industries Inc., Solarfun Power Holding Ltd. and Suntech Power Co. Ltd. accounted for over 10% of our net revenues, with sales to each of Motech Industries Inc. and Suntech Power Co., Ltd. representing over 20% of our net revenues.

In 2006 and the nine months ended September 30, 2007, a majority of our sales have been made to companies based in Asia, primarily to leading solar cell and module companies in China and Taiwan. We will continue our focus on this region, particularly China, where many leading solar cell and module manufacturers are located. With the expansion of our capacity and the addition of larger solar wafers and multicrystalline wafers to our product portfolio, we will be able to offer our major customers with a diversified selection of solar wafers to satisfy their needs.

The following table sets forth by region our total net revenues for the periods indicated:

	Year Ended December 31,				Nine Months Ended September 30,
	2005		2006		2006		2007
	(in thousands, except percentages)
China	$1,365	26.8%	$56,591	67.1%	$35,889	68.9%	$88,862	58.1%
Taiwan	—	0.0	14,706	17.4	6,560	12.6	51,884	33.9
Korea	—	0.0	6,942	8.2	6,000	11.5	5,844	3.8
Rest of Asia	21	0.4	1,543	1.8	1,286	2.4	4,235	2.8
Germany	3,338	65.6	1,990	2.4	1,774	3.4	56	—
Others	364	7.2	2,599	3.1	590	1.2	2,046	1.4

Total	$5,088	100%	$84,371	100%	$52,099	100.0%	$152,927	100.0%

A substantial portion of our sales, particularly our sales to our major customers, are made under multiple-year framework agreements. The framework agreements typically provide for the sales volumes and price of our solar wafers for the first year, which terms are binding. The pricing terms, and sometimes the sales volumes, for subsequent years are subject to annual renegotiation. In addition, we have entered into one-year sales contracts with some of our customers which provide for an agreed sales volume at a fixed price. Some of our customers also make their purchases by purchase orders. We recently entered into framework contracts with JA Solar Co. Ltd., Jetion Holding Limited and Suntech Power Co., Ltd. for delivery of solar wafers starting 2008.

Under our buy-and-sell arrangements with some of our customers, we obtain silicon raw materials from these customers, and sell solar wafers to them in return. The payment we make for the silicon raw materials and the payment our customers make for the solar wafers are generally settled separately, in line with market practice. Since 2006, we have also entered into wafer processing arrangements with certain customers, under which we process, into ingots or wafers, the silicon raw materials provided by the customers, and charge them wafer processing fees.

In November 2006, we entered into a framework sales contract with Motech Industries Inc., under which it agreed to purchase 18.9 MW of monocrystalline wafers in 2007 for a fixed price. This framework sales contract also provides for the purchase of 28.3 MW and 42.9 MW solar wafers in 2008 and 2009, respectively, which terms are not binding as the price of solar wafers is subject to annual negotiation.

In September 2007, we entered into a framework sales contract with Suntech Power Co. Ltd., under which it agreed to purchase at least 60 MW of solar wafers in 2008 with the price subject to renegotiation if the change in the market price exceeds a benchmark price provided in the contract. This framework sales contract also provides for the sale of at least 450 MW of solar wafers from 2009 to 2011, which terms are not binding as the price and the quantity of solar wafers are subject to annual negotiation.

In December 2007, we entered into a framework sales contract with JA Solar Co. Ltd., under which JA Solar Co. Ltd. agreed to purchase an aggregate of 80 MW and 520 MW of monocrystalline wafers from July 2008 to June 2010 and from July 2010 to August 2013, respectively. The prices of our solar wafers under this contract for deliveries from July 2008 to December 2009 are fixed, and the prices for subsequent deliveries are subject to renegotiation if the change in the market price exceeds a benchmark price provided in the contract.

Quality Control

We apply our quality control system at each stage of our manufacturing process, from raw materials procurement to production and delivery, in order to ensure a consistent quality of our products. We conduct systematic inspections of incoming raw materials, ranging from silicon raw materials to various consumables, such as crucibles, steel wires and silicon carbon powder. We have formulated and adopted guidelines for recycling reclaimable silicon, ingot production and wafer slicing, and continue to devote efforts to developing and improving our inspection measures and standards. Prior to packaging, we conduct a final quality check to ensure that our solar wafers meet all our internal standards and customers’ specifications. We have received the ISO 9001: 2000 certification for our quality assurance system for the production of monocrystalline ingots and wafers, which we believe demonstrates our technological capabilities and instills customer confidence.

As of December 31, 2007, we had a dedicated team of 267 employees overseeing our quality control processes, who also work collaboratively with our sales term to provide customer support and after-sale services. We emphasize gathering customer feedback for our products and addressing customer concerns in a timely manner.

Research and Development

We focus our research and development efforts on improving our manufacturing efficiency and the quality of our products. As of December 31, 2007, our research and development team consisted of 26 experienced researchers and engineers. In addition, some of our manufacturing employees regularly participate in our research and development programs. A part of our research and development occurs at our solar power technology development center, which is outfitted with advanced equipment for the study of solar power.

We have developed advanced processes for sorting, cleaning, testing and treating reclaimable silicon raw materials. For example, we developed a hand-held testing device extensively used by our employees to efficiently sort reclaimable silicon raw materials by testing their resistivity and a solvent for quickly categorizing different kinds of reclaimable silicon raw materials according to their electrical properties. We have designed customized sand blasting equipment to facilitate the removal of impurities from reclaimable silicon raw materials, enabling us to recycle thin scrap wafers, which are less expensive but more difficult to utilize compared to other types of reclaimable silicon.

Our in-depth experience in using reclaimable silicon raw materials enables us to mix different types of raw materials in the right proportions to produce high-quality silicon ingots. We have also developed proprietary methods of producing more monocrystalline ingots by inserting silicon raw materials into the furnaces after each production cycle without waiting for the furnaces to cool. These innovations enable us to increase the yield of our ingots, reduce electricity costs and enhance the utilization rate of our furnaces and consumables, such as crucibles. We have also improved the structure of our monocrystalline furnaces so that they can provide more favorable heating conditions to enhance ingot production. In addition, we have developed technologies that allow us to use silicon powder to produce ingots, thereby further expanding the range of silicon raw materials for our production. We have also designed a device used for transporting solar wafers during the manufacturing process.

Intellectual Property

As of the date of this prospectus, we had two patents and nine pending patent applications in China. These patents and patent applications as listed below relate to the technologies utilized in our manufacturing processes.

We intend to continue to assess appropriate opportunities for patent protection of critical aspects of our technologies.

Patent and Patent Applications		Status
1.	Sandblaster equipment for removing impurities from reclaimable silicon wafers	granted
2.	Portable device for sorting silicon materials	granted
3.	Reactor for recycling reclaimable silicon materials	pending
4.	Adjustable clamp for carrying silicon wafers	pending
5.	Silicon powder wafer machine	pending
6.	Feeding tube for monocrystalline furnace	pending
7.	Silicon cleaning methodology	pending
8.	Reclaimable silicon cleaning methodology	pending
9.	Chromogenic methodology for testing and sorting reclaimable silicon materials	pending
10.	Method for removing impurity from pot scrap generated from Czochralski technique	pending
11.	Chromogenic agent for testing and sorting reclaimable silicon materials	pending

We also rely on a combination of trade secrets and employee contractual protections to establish and protect our proprietary rights. We believe that many elements of our solar power products and manufacturing processes involve proprietary know-how, technology or data that are not covered by patents or patent applications, including technical processes, equipment designs, algorithms and procedures. We take security measures to protect these elements. All of our research and development personnel have entered into confidentiality agreements with us. These agreements address intellectual property protection issues and require our employees to assign to us all of the inventions, designs and technologies that they develop when utilizing our resources or when performing their employment-related duties.

We filed trademark registration applications for “ReneSola” and relevant designs with the PRC Trademark Office and U.S. Patent and Trademark Office in 2006, and with the Japan Patent Office and EU Office of Harmonization for the Internal Market in 2007.

Competition

The solar power market is highly competitive and continually evolving. We expect to face increased competition, which may result in price reductions, reduced margins or loss of market share. We believe that the key competitive factors in the market for solar wafers include:

•	product quality;

•	price and cost competitiveness;

•	manufacturing technologies and efficiency;

•	strength of supplier relationships;

•	economies of scale; and

•	reputation.

Our competitors include specialized solar wafer manufacturers such as LDK Solar Co., Ltd., Jiangsu Shunda PV-Tech Co., Ltd. and Jinggong P-D Shaoxing Solar Energy Technology Co., Ltd. Our competitors also include solar wafer manufacturing divisions of large conglomerates engaging in solar wafer manufacturing such as Deutsche Solar AG, Kyocera Corporation and M. SETEK Co. Ltd. Many of our competitors have a longer operating history, stronger market position, greater resources, better name recognition and better access to silicon raw materials than we do. Many of our competitors also have more established distribution networks and larger customer bases. In addition, many of our competitors are developing and are currently producing products based on alternative solar power technologies, such as thin-film technologies, that may reduce the dependence on solar wafers for use in solar power products.

We believe that the standard specifications of monocrystalline wafers used by most solar cell manufacturers are wafers in sizes of 125 mm by 125 mm and 156 mm by 156 mm. Most China-based monocrystalline wafer manufacturers offer wafers in the size of 125 mm by 125 mm. We currently offer monocrystalline wafers in sizes of both 125 mm by 125 mm and 156 mm by 156 mm. Due to the lack of sufficient market information, it is difficult for us to ascertain our competitive position vis-a-vis our competitors based on some important competitive factors. For example, conversion efficiency of solar power products is not only determined by the quality of solar wafers but is also dependent on the solar cell and module production processes and technologies. Therefore, solar wafer manufacturers usually assume the conversion efficiency of their solar wafers based on the conversion efficiency of solar cells and modules manufactured by their customers, and there is a lack of publicly available information on the conversion efficiency of the solar wafers.

Environmental Matters

We are in compliance with present environmental protection requirements and have all the necessary environmental permits to conduct our business. Our manufacturing processes generate noise, waste water, gaseous wastes and other industrial wastes. We have installed various types of anti-pollution equipment at our premises to reduce, treat, and, where feasible, recycle the wastes generated in our manufacturing process. We outsource the treatment of some of our wastes to third-party contractors. Our operations are subject to regulation and periodic monitoring by local environmental protection authorities.

Employees

We had 305 and 1,882 employees as of December 31, 2005 and 2006, respectively. As of December 31, 2007, we had 2,925 full-time employees, including 2,217 in manufacturing, 211 in equipment maintenance, 267 in quality assurance, 29 in purchasing, 26 in research and development, six in sales and marketing, and 169 in general and administrative. Substantially all of these employees are located at our facilities in Jiashan, China, and a small portion of employees are based in Malaysia, Singapore and the United States. In addition, Linzhou Zhongsheng Semiconductor had 161 full-time employees as of December 31, 2007. We consider our relations with our employees to be good.

Insurance

We maintain property insurance policies with insurance companies covering our equipment, facilities, buildings and building improvements. These insurance policies cover losses due to fire, explosion, flood and a wide range of other natural disasters. Insurance coverage for our properties and inventory in China amounted to approximately RMB169.3 million ($22.5 million) as of September 30, 2007. We do not maintain product liability insurance or business interruption insurance. We consider our insurance coverage to be in line with other manufacturing companies of similar size in China.

Legal Proceedings

Since February 2007, we have received complaints from one of our former customers regarding defective solar modules in several shipments that were sold in 2005. The shipments were in an aggregate of approximately $1.4 million. We are in dispute over the alleged defects. Any proven defects could lead to return or refund of our products under our warranties, cause us to incur additional costs and divert the attention of our personnel from our operations. If we do not reach an amicable settlement with such party, we may proceed to arbitration as stipulated in our contracts over the alleged defective goods. We cannot assure you that we will prevail at the outcome of the arbitration.

We are not involved in any litigation or other legal proceedings that would have a material adverse impact on our business or operations. We may from time to time be subject to various judicial or administrative proceedings arising in the ordinary course of our business.

REGULATION

Renewable Energy Law and Other Government Directives

In February 2005, China enacted its Renewable Energy Law, which became effective on January 1, 2006. The Renewable Energy Law sets forth policies to encourage the development and use of solar energy and other non-fossil energy. The renewable energy law sets out the national policy to encourage and support the use of solar and other renewable energy and the use of on-grid generation. It also authorizes the relevant pricing authorities to set favorable prices for the purchase of electricity generated by solar and other renewable power generation systems.

The law also sets out the national policy to encourage the installation and use of solar energy water-heating systems, solar energy heating and cooling systems, solar photovoltaic systems and other solar energy utilization systems. It also provides the general principles regarding financial incentives for the development of renewable energy projects. The projects, as listed in the renewable energy industry development guidance catalogue, may obtain preferential loans from financial institutions and can enjoy tax preferences. The State Council is authorized to stipulate the specific tax preferential treatments. However, so far, no rule has been issued by the State Council pertaining to this matter. In January 2006, China’s National Development and Reform Commission promulgated two implementation directives of the Renewable Energy Law. These directives set out specific measures in setting prices for electricity generated by solar and other renewal power generation systems and in sharing additional expenses occurred. The directives further allocate the administrative and supervisory authorities among different government agencies at the national and provincial levels and stipulate the responsibilities of electricity grid companies and power generation companies with respect to the implementation of the Renewable Energy Law.

China’s Ministry of Construction also issued a directive in June 2005, which seeks to expand the use of solar energy in residential and commercial buildings and encourages the increased application of solar energy in different townships. In addition, the State Council promulgated a directive in July 2005 which sets out specific measures to conserve energy resources.

Environmental Regulations

We are subject to a variety of governmental regulations related to environmental protection. The major environmental regulations applicable to us include the Environmental Protection Law of PRC, the Law of PRC on the Prevention and Control of Water Pollution, Implementation Rules of the Law of PRC on the Prevention and Control of Water Pollution, the Law of PRC on the Prevention and Control of Air Pollution, the Law of PRC on the Prevention and Control of Solid Waste Pollution, and the Law of PRC on the Prevention and Control of Noise Pollution.

We are in compliance with present environmental protection requirements and have all necessary environmental permits to conduct our business. Our operations are subject to regulation and periodic monitoring by local environmental protection authorities.

Restriction on Foreign Ownership

The principal regulation governing foreign ownership of solar power businesses in the PRC is the Foreign Investment Industrial Guidance Catalogue, effective as of January 1, 2005, or Catalogue. The Catalogue classifies the various industries into four categories: encouraged, permitted, restricted and prohibited. As confirmed by the government authorities, Zhejiang Yuhui, our operating subsidiary, is engaged in an encouraged industry. Zhejiang Yuhui is, accordingly, entitled to preferential treatment granted by the PRC government authorities, such as exemption from tariffs on equipment imported for its own use.

Tax

PRC enterprise income tax is calculated primarily on the basis of taxable income determined under PRC accounting principles. As a foreign-invested enterprise in a manufacturing business with an authorized term of operation of no less than ten years, Zhejiang Yuhui is entitled to a two-year exemption from the enterprise income tax from the first profitable year, which are 2005 and 2006, and to a 50% reduction of its applicable income tax rate for the succeeding three years, which we expect will be 2007, 2008 and 2009. To enjoy the above preferential treatment, the authorized operation duration of Zhejiang Yuhui shall be no less than 10 years.

In March 2007, the National People’s Congress of China enacted a new Enterprise Income Tax Law, which became effective on January 1, 2008. The new tax law imposes a unified income tax rate of 25% on all domestic enterprises and foreign-invested enterprises unless they qualify under certain limited exceptions. Under the new tax law, Zhejiang Yuhui is subject to a state enterprise income tax rate of 25% as of January 1, 2008. In addition, enterprises that were established and already enjoyed preferential tax treatment before March 16, 2007 will continue to enjoy the original preferential tax exemption or reduction until the expiration of the specified terms, except that the relevant exemption or reduction starts from January 1, 2008, if the first profitable year for the relevant enterprise is later than January 1, 2008. Therefore, Zhejiang Yuhui will continue to be entitled to the above preferential tax exemption and reduction it currently enjoys during such transition period.

Furthermore, Zhejiang Yuhui increased its registered capital from $1.5 million to $16.5 million in April 2006, and then to $28.5 million in September 2006, and as a result, prior to January 1, 2008, it was entitled to full exemption from enterprise income tax for the two years from the first profitable year and a 50% deduction for the following three years with respect to the income attributable to operations funded by the increased capital according to the then effective PRC laws and regulations. As there is uncertainty regarding the interpretation and implementation of the new Enterprise Income Tax Law and relevant rules, it is uncertain whether Zhejiang Yuhui can continue to be entitled to such preferential tax treatment as of January 1, 2008.

Under the Provisional Regulation of China on Value Added Tax and its implementing rules, all entities and individuals that are engaged in the sale of goods, the provision of processing, repairs and replacement services, and the importation of goods into China are generally required to pay value added tax, or VAT, at a rate of 17.0% of the gross sales proceeds received, less any deductible VAT already paid or borne by the taxpayer. Further, when exporting goods, the exporter is entitled to a partial or full refund of VAT that it has already paid or borne. Accordingly, we are subject to 17.0% VAT with respect to our sales of solar wafers in China. Historically, we were entitled to a 13% refund on VAT that we have already paid or borne with respect to our export of solar wafers. However, as of July 1, 2007, the VAT refund is reduced to 5%, which materially affects our export of solar wafers. Imported raw materials that are used for manufacturing export products and are deposited in bonded warehouses are exempt from import VAT.

Waste Importation Regulations

We frequently import reclaimable silicon raw materials. China has established a regime regulating the import of waste materials into China. The major laws and regulations include the Law of the People’s Republic of China on Prevention of Environmental Pollution Caused by Solid Waste and the Provisional Measures on the Prevention of Environmental Pollution Regarding Import of Waste Materials. Under these laws and regulations, waste materials are categorized as “permitted,” “restricted” or “prohibited.” If certain imported material is recognized as waste material and is not categorized as “permitted” or “restricted,” it generally will be deemed as “prohibited” for import. The prohibited waste materials are not allowed to be imported into China. The import of restricted waste material is subject to the approval of relevant authorities, including environmental protection authorities.

According to the advice of our PRC counsel, Boss & Young, and our consultation with relevant governmental authorities, it is unclear whether reclaimable silicon we used shall be regarded as waste materials and, therefore shall be subject to the waste importation regulations. Currently, relevant PRC local customs allow the import of reclaimable silicon. However, we were informed that new rules may be issued to clarify the classification of imported reclaimable silicon. It is uncertain when the new rules will be issued and we cannot predict the categorization of the silicon material we used under the new rules. If reclaimable silicon is categorized as a restricted or prohibited waste material for import, we may be unable to import reclaimable silicon raw materials in sufficient quantities to support our production, or at all.

Regulation of Foreign Currency Exchange and Dividend Distribution

Foreign Currency Exchange. The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations (1996), as amended, and the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996). Under these regulations, Renminbi are freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for most capital account items, such as direct investment, loan, repatriation of investment and investment in securities outside China, unless the prior approval of the SAFE or its local counterparts is obtained. In addition, any loans to our operating subsidiaries in China, each is a foreign invested enterprise, cannot, in the aggregate, exceed the difference between their respective approved total investment amount and their respective approved registered capital amount. Furthermore, any foreign loan must be registered with SAFE or its local counterparts for the loan to be effective. Any increase in the amount of the total investment and registered capital must be approved by the PRC Ministry of Commerce or its local counterpart. We may not be able to obtain these government approvals or registrations on a timely basis, if at all, which could result in a delay in the process of making these loans.

The dividends paid by the subsidiary to its shareholder are deemed shareholder income and are taxable in China. Pursuant to the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), foreign-invested enterprises in China may purchase or remit foreign exchange, subject to a cap approved by SAFE, for settlement of current account transactions without the approval of SAFE. Foreign exchange transactions under the capital account are still subject to limitations and require approvals from, or registration with, SAFE and other relevant PRC governmental authorities.

Dividend Distribution. The principal regulations governing the distribution of dividends by foreign holding companies include the Foreign Investment Enterprise Law (1986), as amended, and the Administrative Rules under the Foreign Investment Enterprise Law (2001).

Under these regulations, foreign investment enterprises in China may pay dividends only out of their retained profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, foreign investment enterprises in China are required to allocate at least 10% of their respective retained profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends.

Notice 75. On October 21, 2005, SAFE issued Notice 75, which became effective as of November 1, 2005. According to Notice 75, prior registration with the local SAFE branch is required for PRC residents to establish or to control an offshore company for the purposes of financing that offshore company with assets or equity interests in an onshore enterprise located in the PRC. An amendment to registration or filing with the local SAFE branch by such PRC resident is also required for the injection of equity interests or assets of an onshore enterprise in the offshore company or overseas funds raised by such offshore company, or any other material change involving a change in the capital of the offshore company.

Moreover, Notice 75 applies retroactively. As a result, PRC residents who have established or acquired control of offshore companies that have made onshore investments in the PRC in the past are required to complete the relevant registration procedures with the local SAFE branch by March 31, 2006. Under the relevant rules, failure to comply with the registration procedures set forth in Notice 75 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the increase of its registered capital, the payment of dividends and other distributions to its offshore parent or affiliate and capital inflow from the offshore entity, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations.

PRC residents who control our company are required to register with SAFE in connection with their investments in us. If we use our equity interest to purchase the assets or equity interest of a PRC company owned by PRC residents in the future, such PRC residents will be subject to the registration procedures described in Notice 75.

New M&A Regulations and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, CSRC and SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006. This New M&A Rule, among other things, includes provisions that purport to require that an offshore special purpose vehicle formed for purposes of overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals obtain the approval of CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

On September 21, 2006, CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of a number of documents with the CSRC and it would take several months to complete the approval process. The application of this new PRC regulation remains unclear with no consensus currently existing among leading PRC law firms regarding the scope of the applicability of the CSRC approval requirement.

Our PRC counsel, Boss & Young, has advised us that, based on their understanding of the current PRC laws and regulations as well as the procedures announced on September 21, 2006:

•	CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this new procedure; and

•

In spite of the above, given that we have completed our restructuring and established an offshore holding structure before September 8, 2006, the effective date of the new regulation, this regulation does not require that an application be submitted to CSRC for its approval of the listing and trading of our ADSs on the New York Stock Exchange, unless we are clearly required to do so by possible later CSRC rules.

Intellectual Property Rights

Patent

The PRC has domestic laws for the protection of rights in copyrights, patents, trademarks and trade secrets. The PRC is also a signatory to all of the world’s major intellectual property conventions, including:

•	Convention establishing the World Intellectual Property Organization (WIPO Convention) (June 4, 1980);

•	Paris Convention for the Protection of Industrial Property (March 19, 1985);

•	Patent Cooperation Treaty (January 1, 1994); and

•	The Agreement on Trade-Related Aspects of Intellectual Property Rights (TRIPs) (November 11, 2001).

Patents in the PRC are governed by the China Patent Law (March 12, 1984), as amended and its Implementing Regulations (January 19, 1985), as amended.

The PRC is signatory to the Paris Convention for the Protection of Industrial Property, in accordance with which any person who has duly filed an application for a patent in one signatory country shall enjoy, for the purposes of filing in the other countries, a right of priority during the period fixed in the convention (12 months for inventions and utility models, and 6 months for industrial designs).

The Patent Law covers three kinds of patents, namely, patents for inventions, utility models and designs. The Chinese patent system adopts the principle of first to file. This means that, where multiple patent applications are filed for the same invention, a patent will be granted only to the party that filed its application first. Consistent with international practice, the PRC only allows the patenting of inventions or utility models that possess the characteristics of novelty, inventiveness and practical applicability. For a design to be patentable, it should not be identical with or similar to any design which, before the date of filing, has been publicly disclosed in publications in the country or abroad or has been publicly used in the country, and should not be in conflict with any prior right of another.

PRC law provides that anyone wishing to exploit the patent of another must conclude a written licensing contract with the patent holder and pay the patent holder a fee. One rather broad exception to this, however, is that, where a party possesses the means to exploit a patent for inventions or utility models but cannot obtain a license from the patent holder on reasonable terms and in a reasonable period of time, the PRC State Intellectual Property Office (SIPO) is authorized to grant a compulsory license. A compulsory license can also be granted where a national emergency or any extraordinary state of affairs occurs or where the public interest so requires. No compulsory license, however, has been granted by the SIPO up to now. The patent holder may appeal such decision within three months from receiving notification by filing a suit in a People’s Court.

PRC law defines patent infringement as the exploitation of a patent without the authorization of the patent holder. A patent holder who believes his patent is being infringed may file a civil suit or file a complaint with a PRC local Intellectual Property Administrative Authority, which may order the infringer to stop the infringing acts. A preliminary injunction may be issued by the People’s Court upon the patentee’s or the interested parties’ request before instituting any legal proceedings or during the proceedings. Evidence preservation and property preservation measures are also available both before and during the litigation. Damages in the case of patent infringement is calculated as either the loss suffered by the patent holder arising from the infringement or the benefit gained by the infringer from the infringement. If it is difficult to ascertain damages in this manner, damages may be determined with reference to the license fee under a contractual license.

Trademark

The PRC Trademark Law, adopted in 1982 and revised in 2001, with its implementation rules adopted in 2002, protects registered trademarks. The Trademark Office of the State Administration of Industry and Commerce, or SAIC, handles trademark registrations and grants trademark registrations for a term of ten years.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Martin Bloom	56	Chairman, Independent Director
Xianshou Li	39	Director and Chief Executive Officer
Yuncai Wu	40	Director and Vice President
Jing Wang	59	Independent Director
Binghua Huang	65	Director and Chief Technology Officer
Charles Xiaoshu Bai	46	Chief Financial Officer
Cheng-Hsien Yeh	38	Chief Operating Officer
Panjian Li	44	Vice President

Directors

Mr. Martin Bloom has been our independent director since July 2006 and has served as our chairman of the board since September 2006. Mr. Bloom is currently the chairman of the China UK Venture Capital Joint Working Group and special advisor for Asia of Argopolo Capital Partners, a international telecom and media convergence venture capital fund. He has also been a partner of Cambridge Accelerator Partners LLP, a venture fund since August 2004. From 1996 to 1997, he worked for Coopers & Lybrand as project manager of the International Business and Industrial Secondments (IBIS) Scheme, a technology transfer scheme between the United Kingdom and Japan on behalf of the Department of Trade & Industry of the United Kingdom. Mr. Bloom has a bachelor’s degree with honors in economics from the University of Southampton and a master’s degree in history jointly from Imperial College and University College, London.

Mr. Xianshou Li has been our director and chief executive officer since March 2005. Prior to founding our solar power business in 2005, Mr. Li founded Yuhuan Solar Energy Source Co. Ltd., a manufacturer of solar cell and module products for both commercial and residential applications and served as the chairman since its inception. Mr. Li also served as the general manager of Yuhuan County Solar Energy Co., Ltd., a manufacturer of mini solar panels and solar cell modules from 2002 to 2006. He worked as a government official in the Yuhuan County Culture Bureau from 1997 to 2000. Mr. Li received his bachelor’s degree in industrial engineering management from Zhejiang Industrial University in 1991.

Mr. Yuncai Wu has been our director since March 2005 and has served as our vice president since November 2007. He was our chief operating officer from May 2006 to October 2007. Mr. Wu has been a director of Zhejiang Yunhuan Solar Energy Source Co. Ltd. since its inception in 2004. Mr. Wu worked with the Yuhuan County Government from 1999 to 2005, first as a section chief in Industrial and Economic Committee from 1999 to 2001 and then as a section chief in the Bureau of Economic and Trade from 2001 to 2005. Mr. Wu received his bachelor’s degree in computer science from Zhejiang University in 1988.

Mr. Jing Wang has been our independent director since June 2006. Mr. Wang is currently the chief economist at Minsheng Bank. He is also an adviser for the United Nations Development Program. He currently serves as an independent director at Tianjin Binhai Energy & Development Co., Ltd., an energy company listed on the Shenzhen Stock Exchange in China, and Tianjin Marine Shipping Co., Ltd., a shipping company listed on the Shanghai Stock Exchange in China. From 2001 to 2003, he was the general manager of Tianjin Investment Company, a company that invests in the energy sector. From 1999 to 2001, he was a deputy director of Securities and Futures Administrative Office of Tianjin. Mr. Wang received his bachelor’s degree in finance from the Tianjin University of Finance & Economics in 1982 and his master’s degree in international finance from the University of Paris in 1983.

Mr. Binghua Huang has been our director and chief technology officer since November 2006 and he served as our independent director from June 2006 to November 2006. From 1997 to 2006, he worked as a senior engineer at the China Academy of Science & Technology Development, Zhejiang branch, and specialized in research on solar power technology and polysilicon manufacturing technologies. Mr. Huang has also conducted metal smelting reduction research for over 30 years in Canada and China. He has led research projects in both monocrystalline and multicrystalline technologies, and implementation of such technologies, including his role as the head of the technology team to set up the first multicrystalline manufacturing line in China. Mr. Huang received his bachelor’s degree in metallurgy from Wuhan Steel College in 1964 and his master’s degree in metallurgical engineering from Beijing Science & Technology University in 1969.

Executive Officers

Mr. Charles Xiaoshu Bai has been our chief financial officer since May 2006. Prior to joining us, Mr. Bai worked for over 16 years with investment banks and multinational companies. From 2003 to 2005, he worked as the chief financial officer of Fenet Software. From 2001 to 2002, he worked as a vice president of Tractebel Asia Co. Ltd., an energy company based in Thailand. From 1997 to 2001, Mr. Bai worked as a finance director of Ogden Energy Asia Pacific Co. Ltd., an energy company based in Hong Kong. At Tractebel and Ogden, Mr. Bai successfully completed a number of cross border mergers and acquisitions and project finance transactions. He was an associate director of Deutsche Bank in Hong Kong from 1995 to 1997 specializing in project and export finance. Mr. Bai received his bachelor’s degree in economics from China Southwestern University of Finance and Economics in 1983 and his MBA degree from IMD Business School in 1989.

Mr. Cheng-Hsien Yeh has been our chief operating officer since October 2007. Prior to joining us, he was the general manager of Motech (Suzhou) New Energy Co., Ltd., a solar wafer manufacturer, from 1999 to 2007. From 1997 to 1999, Mr. Yeh served as the sales manager of Leoco (Suzhou) Electronics Co., Ltd., a connector manufacturer based in China. Mr. Yeh graduated with a bachelor’s degree in electronic engineering from National Taiwan University of Science and Technology and he enrolled in China-Europe International Business School in 2007.

Dr. Panjian Li has been our vice president of business development and chief executive officer of Renesola America since November 2006. Dr. Li worked with the International Society for Bioceramics as the research and development manager and president from 2002 to 2006 and as scientist from 1996 to 2002. Dr. Li received his bachelor’s degree in metallurgy and his master’s degree in ceramics from Zhejiang University in 1984 and 1986, respectively. Dr. Li received his Ph.D. in biomaterials from Leiden University in the Netherlands in 1993. He spent two years as a postdoctoral fellow at the University of Pennsylvania from 1994 to 1995. Dr. Li is the inventor or co-inventor of six U.S. patents in material chemistry and has published numerous papers in international publications.

The address of our directors and executive officers is c/o ReneSola Ltd, No. 8 Baoqun Road, YaoZhuang, Jiashan, Zhejiang 314117, People’s Republic of China.

Employment Agreements

We have entered into employment agreements with each of our senior executive officers. We may terminate a senior executive officer’s employment for cause, at any time, without prior notice or remuneration, for certain acts of the officer, including, but not limited to, a material violation of our regulations, failure to perform agreed duties, embezzlement that causes material damage to us, or conviction of a crime. A senior executive officer may terminate his or her employment at any time by prior written notice. Each senior executive officer is entitled to certain benefits upon termination, including a severance payment equal to a specified number of months of his or her then salary, if he or she resigns for certain good reasons specified by the agreement or the relevant rules or if we terminate his or her employment without a cause as above.

Board of Directors

Our board of directors currently consists of five directors. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

Committees of the Board of Directors

We have an audit committee and a compensation committee under the board of directors. Prior to the closing of this offering, we intend to establish a corporate governance and nominating committee. We have adopted a new charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Messrs. Martin Bloom, Jing Wang and Mr. Xianshou Li. Messrs Martin Bloom and Jing Wang satisfy the “independence” requirements of the New York Stock Exchange Listing Rules and Securities and Exchange Commission regulations. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all related party transactions on an ongoing basis;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	meeting separately and periodically with management and the independent auditors; and

•	reporting regularly to the board of directors.

Compensation Committee. Our compensation committee consists of Messrs. Martin Bloom and Jing Wang. Messrs. Martin Bloom and Jing Wang satisfy the “independence” requirements of the New York Stock Exchange Listing Rules and Securities and Exchange Commission regulations. The compensation committee discharge the responsibility of the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing and evaluating at least annually and, if necessary, revising the compensation plans, policies and programs adopted by our management;

•	reviewing and evaluating at least annually the performance, and determining the compensation, of our chief executive officer;

•	reviewing and approving our chief executive officer’s employment agreement and amendments thereto, and severance arrangement, if any; and

•	reviewing all annual bonus, long-term incentive compensation, stock option, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee. Our corporate governance and nominating committee will consist of Messrs. Martin Bloom, Jing Wang and Xianshou Li. Messrs. Martin Bloom and Jing Wang satisfy the independence requirements of the New York Stock Exchange Listing Rules and Securities and Exchange Commission regulations. The corporate governance and nominating committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee will be responsible for, among other things:

•

recommending to our board of directors for nomination or appointment by the board such candidates as the committee has found to be qualified to be elected or reelected to serve as our members of our board or its committees or to fill any vacancies on our board or its committees, respectively;

•	reviewing annually the composition of our board of directors and its committees in light of the characteristics of independence, qualification, experience and availability of the board members;

•	developing and recommending to our board of directors a set of corporate governance guidelines and principles applicable to the company; and

•

monitoring compliance with the company’s code of business conduct and ethics, including reviewing the adequacy and effectiveness of our internal rules and procedures to ensure compliance with applicable laws and regulations.

Duties of Directors

Under British Virgin Islands law, our directors have a duty of loyalty to act honestly and in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached. You should refer to “Description of Share Capital—Differences in Corporate Law” for additional information on our standard of corporate governance under British Virgin Islands law.

Terms of Directors and Officers

Our officers are appointed by and serve at the discretion of the board of directors. At each annual general meeting, one-third of our directors then existing, or if their number is not a multiple of three, then the number nearest to and not exceeding one-third, will be subject to re-election. The directors to retire by rotation shall be those who are longest in office since their election, or by lot should they be of the same seniority. On the basis of the foregoing and the assumption that no director wishes to retire from office, Mr. Yuncai Wu will be subject to re-election in the first annual general meeting following this offering; Mr. Binghua Huang and Mr. Jing Wang are of the same seniority, and one of them will be subject to re-election in the second and third annual general meetings following this offering, respectively; Mr. Martin Bloom will be subject to re-election in the fourth annual general meeting following this offering; and Mr. Xianshou Li will be subject to re-election in the fifth annual general meeting following this offering.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2007, we estimate that we paid an aggregate of $0.9 million in cash to our senior executive officers and directors.

Share Incentive Plan

Our board of directors has adopted a 2007 share incentive plan in September 2007, which is intended to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of our business. We have reserved 7,500,000 shares for issuance under our 2007 share incentive plan. The following paragraphs describe the principal terms of our 2007 share incentive plan.

Administration. Our 2007 share incentive plan is administered by our board of directors or, after our board of directors makes the designation, by our compensation committee. In each case, our board of directors or our compensation committee will determine the provisions, terms and conditions of each option grant, including, but not limited to, the option vesting schedule, repurchase provisions, forfeiture provisions, form of payment upon settlement of the award and payment contingencies.

Awards. The following paragraphs briefly describe the principal features of the various awards that may be granted under our 2007 share incentive plan.

•	Options. Options provide for the right to purchase our ordinary shares at a price and period determined by our compensation committee in one or more installments after the grant date.

•

Restricted Shares. A restricted share award is the grant of our ordinary shares determined by our compensation committee. A restricted share is nontransferable, unless otherwise determined by our compensation committee at the time of award and may be repurchased by us upon termination of employment or service during a restricted period. Our compensation committee shall also determine in the award agreement whether the participant will be entitled to vote the restricted shares or receive dividends on such shares.

•

Restricted Share Units. Restricted share units represent the right to receive our ordinary shares at a specified date in the future, subject to forfeiture of such right. If the restricted share unit has not been forfeited, then on the date specified in the award agreement, we shall deliver to the holder unrestricted ordinary shares which will be freely transferable.

Termination of plan. Unless terminated earlier, our 2007 share incentive plan will expire in September 2017. Our board of directors has the authority to amend or terminate our 2007 share incentive plan subject to shareholders’ approval to the extent necessary to comply with applicable laws and regulations. However, no such action shall adversely affect in any material way any award previously granted without the prior written consent of the recipient.

Share Options

As of the date of this prospectus, our board of directors has granted certain of our directors, officers and employees options for 4,450,000 ordinary shares in our company. The following paragraphs describe the principal terms of our options.

Option agreement. Options granted under our 2007 share incentive plan are evidenced by an option agreement that contains, among other things, provisions concerning exercisability and forfeiture upon termination of employment arrangement, as determined by our board.

Vesting schedule. Options granted under our 2007 share incentive plan generally vest over a five-year period following a specified grant date. We have two types of vesting schedules. Some of our options vest on a monthly basis over a five-year period. Other options vest on a yearly basis. For the options that vest on a yearly basis, twenty percent of the options granted vest at the first anniversary of the grant date and the remaining eighty percent shall vest at the second, third, fourth and fifth anniversary of the grant date, subject to the optionee continuing to be an employee on each vesting date.

Option exercise. The term of options granted under our 2007 share incentive plan may not exceed the sixth anniversary of the specified grant date.

Termination of options. Where the option agreement permits the exercise of the options that were vested before the recipient’s termination of service with us, or the recipient’s disability or death, the options will terminate to the extent not exercised or purchased on the last day of a specified period or the last day of the original term of the options, whichever occurs first.

The following table summarizes, as of the date of this prospectus, the outstanding options that we granted to our directors and executive officers and to other individuals as a group under our share incentive plan.

Name	Ordinary Shares Underlying Outstanding Options		Exercise Price (£/Share)	Grant Date	Expiration Date
Xianshou Li	—		—	—	—
Yuncai Wu	—		—	—	—
Charles Xiaoshu Bai	1,250,000		£2.985 or $6.069	October 9, 2007	October 9, 2013
Martin Bloom	—		—	—	—
Jing Wang	—		—	—	—
Binghua Huang	—		—	—	—
Panjian Li	1,250,000		£2.985 or $6.069	October 9, 2007	October 9, 2013
Cheng-Hsien Yeh	500,000		£3.600 or $7.365	October 18, 2007	October 18, 2013
Directors and executive officers as a group	3,000,000
Other individuals as a group	1,250,000		£2.985 or $6.069	October 9, 2007	October 9, 2013
	200,000	(1)	£3.355 or $6.900	November 30, 2007	November 30, 2013

(1)	Includes 100,000 ordinary shares underlying options which have been granted to Ms. Xiahe Lian, Mr. Xianshou Li’s wife.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our shares as of this prospectus, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our shares.

Percentage of beneficial ownership of each listed person prior to the offering is based on 100,000,032 outstanding shares. Percentage of beneficial ownership of each listed person after the offering is based on              outstanding shares immediately after the closing of this offering, assuming the underwriters do not exercise their over-allotment option.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares Beneficially Owned Prior to This Offering		Shares Being Sold in This Offering		Shares Beneficially Owned after This Offering
	Number	%	Number	%	Number	%
Directors and Executive Officers:
Xianshou Li(1)	39,468,019	39.5	986,700	0.8	38,481,319	32.5
Yuncai Wu(2)	20,332,010	20.3	508,300	0.4	19,823,710	16.7
Charles Xiaoshu Bai(3)	305,555	0.3	60,000	0.1	245,555	0.2
Martin Bloom	—	—	—	—	—	—
Jing Wang	—	—	—	—	—	—
Binghua Huang(4)	20,000	0.0	—	—	20,000	0.0
Cheng-Hsien Yeh(5)	44,031	0.0	—	—	44,031	0.0
Panjian Li(6)	123,333	0.1	20,000	0.0	103,333	0.1
All Directors and Executive Officers as a Group	60,292,948	60.2	1,575,000	1.3	58,717,948	49.6

Principal and Selling Shareholders:
Ruixin Holdings Limited(7)	39,468,019	39.5	986,700	0.8	38,481,319	32.5
Yuncai Holdings Limited(8)	20,332,010	20.3	508,300	0.4	19,823,710	16.7
Zhengmin Lian(9)	13,754,007	13.8	343,275	0.3	13,410,732	11.3
Xiangjun Dong(10)	10,764,005	10.8	268,650	0.2	10,495,355	8.9
Charles Xiaoshu Bai(3)	305,555	0.3	60,000	0.1	245,555	0.2
Panjian Li(6)	123,333	0.1	20,000	0.0	103,333	0.1

(1)	Includes 39,402,019 shares held by Ruixin Holdings Limited, or Ruixin, a British Virgin Islands company wholly owned and controlled by Mr. Xianshou Li and 66,000 shares held by Charles Xiaoshu Bai, the beneficial interest of which is held by Ruixin Holdings Limited. Within the shares directly held by Ruixin, Ruixin holds the legal ownership and voting rights to, and Mr. Zhengmin Lian and Mr. Xiangjun Dong, who are directors of Zhejiang Yuhui, hold the beneficial interest and economic rights to, 13,731,007 shares and 1,194,000 shares, respectively. See “Related Party Transactions—Restructuring.” Mr. Li’s business address is Chengzhong Road, ZhuGuang Town, Yuhuan County, Zhejiang Province, PRC.

(2)

Includes 20,298,010 shares held by Yuncai Holdings Limited, or Yuncai, a British Virgin Islands company wholly owned and controlled by Mr. Yuncai Wu and 34,000 shares held by Charles Xiaoshu Bai, the beneficial interest of which is held by Yuncai Holdings Limited. Within the shares directly held by Yuncai, Yuncai holds the legal ownership and voting rights to, and Mr. Xiangjun Dong holds the beneficial interest and economic rights to, 9,552,005 shares. See “Related Party Transactions—Restructuring.” Mr. Wu’s business address is Suite 201, No. 32, Xianqian Road, Cheng Guan Cheng District, Zhejiang Province, PRC.

(3)	Includes 222,222 shares held by Mr. Bai and 83,333 shares issuable upon exercise of options held by Mr. Bai within 60 days after the date of this prospectus. Mr. Bai’s business address is No.8 Baoqun Road, Yaozhuang Industrial Park, Jiashan County, Zhejiang Province, 314117 China. Mr. Bai acquired 333,333 shares of the Company from Mr. Xianshou Li, Mr. Yuncai Wu and Diverso Management Limited for nil consideration in August 2006. Mr. Bai’s beneficial interest in 222,222 shares has vested as of the date of this prospectus, while the beneficial interest in the remaining 111,111 shares will vest in May 2008.

(4)	Represents 20,000 shares to be granted to Mr. Huang within 60 days after the date of this prospectus. Mr. Huang’s business address is No. 8 Baoqun Road, Yaozhuang Industrial Park, Jiashan County, Zhejiang Province, 314117 China.

(5)	Represents 44,031 shares held by Mr. Yeh. Mr. Yeh’s business address is No.8 Baoqun Road, Yaozhuang Industrial Park, Jiashan County, Zhejiang Province, 314117 China.

(6)	Includes 83,333 shares issuable upon exercise of options held by Mr. Li within 60 days after the date of this prospectus and 40,000 shares to be granted within 60 days after the date of this prospectus. Mr. Li’s business address is No.8 Baoqun Road, Yaozhuang Industrial Park, Jiashan County, Zhejiang Province, 314117 China.

(7)	Ruixin is a company incorporated in the British Virgin Islands and its sole shareholder is Mr. Xianshou Li. The address for Ruxin Holdings Limited is Craigmuir Chambers, Road Town, Tortola, British Virgin Islands. Ruixin acquired 39,402,019 shares of the Company from Mr. Li for nil consideration in July 2006.

(8)	Yuncai is a company incorporated in the British Virgin Islands and its sole shareholder is Mr. Yuncai Wu. The address for Yuncai Holdings Limited is Craigmuir Chambers, Road Town, Tortola, British Virgin Islands. Yuncai acquired 20,298,010 shares of the Company from Mr. Wu for nil consideration in July 2006.

(9)	Includes 13,731,007 shares held by Ruixin and 23,000 shares held by Charles Xiaoshu Bai. See “Related Party Transactions—Restructuring.” Mr. Lian’s business address is No.8 Baoqun Road, Yaozhuang Industrial Park, Jiashan County, Zhejiang Province, 314117 China.

(10)	Includes 9,552,005 shares held by Ruixin, 1,194,000 shares held by Yuncai and 18,000 shares held by Charles Xiaoshu Bai. See “Related Party Transactions—Restructuring.” Mr. Dong’s business address is No.8 Baoqun Road, Yaozhuang Industrial Park, Jiashan County, Zhejiang Province, 314117 China.

Our shares are traded on the AIM, and brokers or other nominees may hold shares of our ordinary shares in “street name” for customers who are the beneficial owners of the shares. As a result, we may not be aware of each person or group of affiliated persons who beneficially own more than 5% of our common stock. To our knowledge, none of our shareholders is a record holder in the United States.

RELATED PARTY TRANSACTIONS

Restructuring

Zhejiang Yuhui, previously named Fengding Construction, was established as a limited liability company in China in August 2003. Prior to April 2005, Zhejiang Yuhui planned to engage in the manufacture and sale of moulds and machine components for making construction materials according to its authorized business scope, but did not engage in any operating activities other than the construction of factory premises. At that time, Zhejiang Yuhui was owned 15% by Mr. Yufei Ye, 20% by Mr. Guitong Pu, 40% by Mr. Ming Fei and 25% by Mr. Chenglin Qian. In April 2005, Zhejiang Yuhuan Solar Energy Source Co., Ltd., or Zhejiang Yuhuan, and Yuhuan County Solar Energy Source Co., Ltd., or YCSESC, two Chinese limited liability companies controlled by Mr. Xianshou Li, our chief executive officer and director, Mr. Yuncai Wu, our vice president and director, Mr. Zhengmin Lian and Mr. Xiangjun Dong, directors of Zhejiang Yuhui, acquired 60% and 15% equity interests in Zhejiang Yuhui for an aggregate of $0.9 million and $0.2 million, respectively. In November 2005, Newi-Solar GmbH, a German company, acquired the remaining 25% equity interest in Zhejiang Yuhui for $0.4 million.

In November 2005, YCSESC transferred its 15% equity interest in Zhejiang Yuhui to Zhejiang Yuhuan for $0.2 million. In April 2006, Newi-Solar GmbH transferred its 25% equity interest in Zhejiang Yuhui to Ruiyu Solar Energy Technology Co., Ltd., or Ruiyu, a Hong Kong company wholly owned by Ms. Xiahe Lian, the wife of Mr. Xianshou Li, for $0.7 million. Therefore, in April 2006, Zhejiang Yuhuan and Ruiyu held 75% and 25% equity interests in Zhejiang Yuhui, respectively.

To facilitate our admission to AIM, ReneSola was incorporated under the laws of the British Virgin Islands in March 2006. In March 2006, ReneSola issued 44,000,021 and 22,666,678 shares to Mr. Xianshou Li and Mr. Yuncai Wu for $0.66 and $0.34, respectively. Based on professional advice they received in connection with the AIM admission, Mr. Li and Mr. Wu also entered into a trust agreement with Mr. Zhengmin Lian and Mr. Xiangjun Dong on May 2, 2006, through which Mr. Li and Mr. Wu held certain percentages of their shares in ReneSola on trust for Mr. Zhengmin Lian and Mr. Xiangjun Dong. The trust structure was primarily intended to simplify the relevant registration and filing procedures with respect to the shareholding structure of our company. However, the trust structure did not achieve its intended purpose. Accordingly, the beneficial interests in the shares as of the date of the trust agreement were as follows:

Parties	Shares legally held in ReneSola	Beneficial interest with respect to ReneSola’s issued share capital	Percentage of beneficial interest in ReneSola	Percentage of equity interest in Zhejiang Yuhuan
Xianshou Li	44,000,021	27,333,346	41%	41%
Yuncai Wu	22,666,678	12,000,006	18	18
Zhengmin Lian	Nil	15,333,341	23	23
Xiangjun Dong	Nil	12,000,006	18%	18%

Under the trust agreement, the legal ownership and voting rights attaching to all of the shares are held by Mr. Li and Mr. Wu, while the beneficial interest and economic rights in those shares referred to in the above table against their respective names are held by Mr. Lian and Mr. Dong.

In April 2006, as part of the reorganization in order to establish ReneSola as the holding company, ReneSola acquired the 75% and 25% equity interests in Zhejiang Yuhui from Zhejiang Yuhuan and Ruiyu for $2.1 million and $0.7 million, respectively. The $2.8 million was financed through our placement of 33,333,333 shares in connection with our admission to AIM and was paid in August 2006. In accordance with established regulatory practice in China, Zhejiang Yuhuan, the PRC shareholder of Zhejiang Yuhui, was paid not less than Zhejiang Yuhuan’s investment cost in Zhejiang Yuhui. However, the relevant parties intended for Zhejiang Yuhui and its employees to benefit from the payment. Therefore, the cash consideration of $2.1 million received by Zhejiang Yuhuan was used to establish a fund for the benefit of Zhejiang Yuhui’s employees, as the principal shareholders of Zhejiang Yuhuan are also principal shareholders of Zhejiang Yuhui. The parties intended to use the fund to acquire apartments from third parties or to construct housing for Zhejiang Yuhui’s employees. Zhejiang Yuhuan entrusted Zhejiang Yuhui to manage and dispose of the fund, and the fund was remitted to Zhejiang Yuhui in September 2007. As of the date of this prospectus, the fund has not been used.

In May 2006, Mr. Li and Mr. Wu transferred 4,400,002 and 2,266,668 shares in ReneSola to Diverso Management Limited, a third party consulting firm that provided advisory services related to ReneSola’s initial public offering on AIM, for nominal consideration. In August 2006, Mr. Li, Mr. Wu and Diverso Management Limited transferred the legal interests in 198,000, 102,000 and 33,333 shares in ReneSola, respectively, to Mr. Charles Xiaoshu Bai, ReneSola’s chief financial officer for nil consideration. Mr. Bai’s beneficial interest in 222,222 shares has vested as of the date of this prospectus, while the beneficial interest in the remaining 111,111 shares will vest in May 2008. Mr. Bai received the shares for no consideration as part of his remuneration and incentive package.

In July 2006, Mr. Li transferred his 39,402,019 shares in ReneSola for nil consideration to Ruixin, a company incorporated in the British Virgin Islands controlled by himself, and Mr. Wu transferred his 20,298,010 shares in ReneSola for nil consideration, to Yuncai, a company incorporated in British Virgin Islands controlled by himself. Accordingly, immediately after our admission to AIM in August 2006, the beneficial interests in the shares of ReneSola held by Ruixin and Yuncai were as follows:

Parties	Beneficial interest with respect to Shares held through Ruixin	Beneficial interest with respect to Shares held through Yuncai	Beneficial interest with respect to ReneSola's issued share capital held by Ruixin and Yuncai	Percentage of beneficial interest in ReneSola's issued share capital held by Ruixin and Yuncai
Xianshou Li	24,477,012	—	24,477,012	24.5%
Yuncai Wu	—	10,746,005	10,746,005	10.7
Zhengmin Lian	13,731,007	—	13,731,007	13.7
Xiangjun Dong	1,194,000	9,552,005	10,746,005	10.7
Total	39,402,019	20,298,010	59,700,029	59.7%

Transactions with Certain Directors, Shareholders and Affiliates

Cash Advances, Loans and Guarantee

As of December 31, 2004, 2005 and 2006 and September 30, 2007, amounts due from related parties were approximately $0.1 million, $0.7 million, $5.8 million and $14.1 million, respectively. The amounts due from related parties included cash advances to Mr. Xianshou Li and Mr. Zhengmin Lian to purchase raw materials from suppliers. The advances were used to pay our suppliers for raw materials, with the unused portion of the advances repaid to us. Our cash advances to Mr. Yuncai Wu were used to pay our suppliers for testing equipment, with the unused portion either repaid to us or used to reimburse Mr. Wu’s travel and other expenses. The raw materials and testing equipment purchased using the above cash advances were provided to us. The above parties did not receive any profit from these transactions. Amounts due from related parties also included cash advances to Shangrao Desheng, Jiangxi Jingke Energy Co., Ltd., or Jingke, Zhejiang Yuhuan, Newi-Solar GmbH, Ruiyu Solar and YCSESC. The cash advances to Shangrao Desheng and Jingke were used for purchase of raw materials. The cash advances to Zhejiang Yuhuan were used to meet its liquidity needs and make the down payment in connection with land use right transfer agreement between Fengding Construction and Zhejiang Yuhuan as mentioned below. The cash advances to Newi-Solar GmbH and YCSESC were used to meet their respective temporary liquidity needs. The cash advances to Ruiyu Solar were used to purchase raw materials from suppliers. These cash advances were unsecured, interest free and had no fixed repayment term, and have been fully repaid.

As of December 31, 2004, 2005 and 2006 and September 30, 2007, amounts due to related parties were approximately $0.2 million, $0.2 million, $0.6 million and $3,800, respectively. The amounts due to related parties included unpaid loans due to YCSESC, Mr. Xianshou Li, Zhejiang Yuhuan, Mr. Zhengmin Lian and Mr. Dongwu Lou, respectively. These loans due to related parties, which were used to satisfy our short-term working capital needs, were unsecured, and had no fixed repayment term. All these loans were interest free and have been fully repaid, except for a loan due to Zhejiang Yuhuan in the amount of RMB1.7 million ($0.2 million), which had an interest rate of 7.2% per annum and were repaid in November 2007. As of September 30, 2007, we also had a director fee due to Mr. Ernest Tan, a director of ReneSola Singapore Pte. Ltd. in the amount of $3,800.

Zhejiang Yuhui entered into short-term loans with domestic banks, some of which are guaranteed by Mr. Xianshou Li, our director and chief executive officer, or jointly with his wife, Ms. Xiahe Lian. As of September 30, 2007, we had an aggregate of $31.1 million of outstanding borrowings were guaranteed, directly or indirectly, by related parties as follows:

•	In April 2006, Mr. Xianshou Li and Ms. Xiahe Lian jointly provided a guarantee up to RMB30 million ($3.8 million) for our borrowings from Bank of China, Jiashan Branch from April 2006 to April 2007.

•	In May 2006, Mr. Xianshou Li provided a guarantee up to RMB10.07 million ($1.3 million) for our borrowings from Industry and Commerce Bank of China, Jiashan Branch from May 2006 to November 2006.

•

In August 2006, Mr. Xianshou Li and Ms. Xiahe Lian jointly provided a guarantee up to RMB85 million ($10.9 million) for our borrowings from Bank of China, Jiashan Branch from August 2006 to August 2007.

•

In February 2007, Mr. Xianshou Li and Ms. Xiahe Lian jointly provided a guarantee up to RMB260 million ($34.6 million) for our borrowings from Bank of China, Jiashan Branch from February 2007 to February 2008.

•

In November 2007, Mr. Xianshou Li and Ms. Xiahe Lian jointly provided a guarantee up to RMB790 million ($105.4 million) for our borrowings from Bank of China, Jiashan Branch from November 2007 to November 2009.

Zhejiang Yuhuan

In December 2004, Zhejiang Yuhui transferred land use rights to a property of 18,286.8 square meters to Zhejiang Yuhuan, in consideration of RMB2.3 million ($0.3 million). Zhejiang Yuhuan constructed a building on the property. After the restructuring in April 2005, Zhejiang Yuhuan changed its business plan and decided not to operate in the building it constructed. Therefore, in October 2005, Zhejiang Yuhuan entered into an agreement to lease the building and the property to Zhejiang Yuhui for a period of two years from the completion of the buildings with a rent of approximately RMB2.7 million ($0.4 million) per annum, and Zhejiang Yuhui made a prepayment of rent in the amount of RMB5.4 million ($0.7 million) in December 2005. In May 2006, as Zhejiang Yuhui decided to make long-term use of the property and the building after it was completed, and Zhejiang Yuihui repurchased the property and the building from Zhejiang Yuhuan for consideration of RMB13 million ($1.7 million). As disclosed above, Zhejiang Yuhui made cash advances to Zhejiang Yuhuan and YCSESC. The above pre-paid rent of RMB5.4 million ($0.7 million), RMB1.3 million ($0.2 million) payable by Zhejiang Yuhuan to Zhejiang Yuhui and RMB1.3 million ($0.2 million) payable by YCSESC to Zhejiang Yuhui, subsequently used as an offset against the consideration payable for the purchase of the property and the building.

In April 2007, Zhejiang Yuhui leased 24 apartments from Zhejiang Yuhuan for an aggregate rent of RMB36,000 ($5,000) per month. In October 2007, the parties entered into a written agreement to record the lease. These leased apartments were purchased by Zhejiang Yuhuan in December 2006 for an aggregate consideration of RMB4.6 million ($0.6 million) and have been used as housing for Zhejiang Yuhui’s employees.

Newi-Solar GmbH

We sold modules to Newi-Solar GmbH, a German company who was a shareholder of Zhejiang Yuhui, in aggregate of $1.0 million and $0.8 million in 2005 and 2006, respectively. These transactions were entered into on an arms’-length basis, and we believe the pricing terms were comparable to terms that could have been obtained from independent third parties.

YCSESC

In November 2005, we purchased raw materials from YCSESC in the amount of $38,000. In July 2006, we purchased raw materials from YCSESC in amount of $4,000. In 2006, we sold solar cells and silicon raw materials to YCSESC in the total amount of $31,000. These transactions were entered into on an arms’ length basis between the parties, and we believe the pricing terms were comparable to terms that could have been obtained from independent third parties.

Shangrao Desheng and Jingke

In 2006 and the nine months ended September 30, 2007, we purchased $14.1 million and $26.3 million, respectively, of silicon raw materials from Shangrao Desheng, a company controlled by Mr. Xiande Li and Mr. Xianhua Li, two brothers of Mr. Xianshou Li. In the nine months ended September 30, 2007, we purchased $8.8 million of silicon raw materials from Jingke, which Mr. Xiande Li, the brother of Xianshou Li, is the general manager. As of September 30, 2007, our advances to Shangrao Desheng and Jingke for purchases of raw materials were $10.6 million and $2.5 million, respectively.

These transactions were entered into on an arms’-length basis, and we believe the pricing terms were comparable to terms that could have been obtained from independent third parties.

Employment Agreements

In November 2006, we entered into employment agreements with Mr. Panjian Li, chief executive officer of ReneSola America, and Mr. Binghua Huang, our chief technology officer. Under the employment agreement between Mr. Panjian Li and us, during his employment with us, Mr. Li is entitled to 40,000 shares for no consideration each year for a period of five years, commencing January 2008. Under the employment agreement between Mr. Binghua Huang and us, Mr. Huang is entitled to 20,000 shares for no consideration each year for a period of three years, commencing January 2008. The above shares will only be issued to Mr. Huang and Mr. Li after each anniversary of their respective employment or upon the termination of their respective employment, as the case may be. If the employment was terminated for any reason, Mr. Huang or Mr. Li shall only be entitled to the number of shares calculated pro rata, according to the duration of their respective employment.

See also “Management—Employment Agreements” for details regarding employment agreements with our senior executive officers.

DESCRIPTION OF SHARE CAPITAL

We are a British Virgin Islands company and our affairs are governed by our memorandum and articles of association and the British Virgin Islands Business Companies Act of 2004 (as amended), which is referred to as the Companies Law below.

As of the date of this prospectus, we have 250,000,000 authorized shares, including 100,000,032 shares issued and outstanding.

The following are summaries of material provisions of our memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our shares.

Shares

General. All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are nonresidents of the British Virgin Islands may freely hold and vote their shares.

Dividends. We may by a resolution of directors declare and pay dividends in money, shares, or other property. Our directors may from time to time pay to the shareholders such interim dividends as appear to the directors to be justified by the profits of our company. No dividends shall be declared and paid unless the directors determine that immediately after the payment of the dividend the value of our assets will exceed our liabilities and we will be able to satisfy our liabilities as they fall due. Our unissued shares of              shall be at the disposal of the directors who may without prejudice to any rights previously conferred on the holders of any existing shares or class or series of shares offer, allot, grant options over or otherwise dispose of shares to such persons, at such times and upon such terns and conditions as we may by resolution of the directors determine. Before issuing shares for a consideration other than money, the directors shall pass a resolution stating the amount to be credited for the issue of the shares, their determination of the reasonable present cash value of the non-money consideration for the issue, and that, in their opinion, the present cash value of the non-money consideration for the issue is not less than the amount to be credited for the issue of the shares. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law.

Voting Rights. Each share is entitled to one vote on all matters upon which the shares are entitled to vote. We are required to hold an annual general meeting each year. Additionally our directors may convene meetings of our shareholders at such times and in such-manner and places within or outside the British Virgin Islands as the directors consider necessary or desirable. Upon the written request of shareholders holding 10% or more of the outstanding voting rights attaching to our shares the directors shall convene a meeting of shareholders. The director shall give not less than 14 days notice of a meeting of Shareholders to those persons whose names at the close of business on a day to be determined by the directors appear as shareholders in our share register and are entitled to vote at the meeting.

A meeting of shareholders is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than 50% of the votes of the shares or class or series of share entitled to vote on shareholder resolutions to be considered at the meeting. If a quorum is present, notwithstanding the fact that such quorum may be represented by only one person, then such person or persons may resolve any matter and a certificate signed by such person and accompanied, where such person be a proxy, by a copy of the proxy form shall constitute a valid resolution of shareholders.

If within two hours from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be dissolved; in any other case it shall stand adjourned to the next business day at the same time and place or to such other time and place as the directors may determine, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than one third of the votes of the shares of each class or series of shares entitled to vote on the resolutions to be considered by the meeting, those present shall constitute a quorum but otherwise the meeting shall be dissolved. The chairman, may, with the consent of the meeting, adjourn any meeting from time to time, and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

An action that may be taken by the shareholders at a meeting may also be taken by a resolution of shareholders consented to in writing without the need for any notice, but if any resolution of shareholders is adopted otherwise than by the unanimous written consent of all shareholders, a copy of such resolution shall forthwith be sent to all shareholders not consenting to such resolution.

Transfer of Shares. Certificated shares in our company may be transferred by a written instrument of transfer signed by the transferor and containing the name and address of the transferee, but in the absence of such written evidence of transfer the directors may accept such evidence of a transfer of shares as they consider appropriate. We may also issue shares in uncertificated form. We shall not be required to treat a transferee of a registered share in our Company as a member until the transferee’s name has been entered in the share register.

The register of members may be closed at such times and for such periods as the board of directors may from time to time determine, not exceeding in whole thirty days in each year, upon notice being given by advertisement in a leading daily newspaper and in such other newspaper (if any) as may be required by the law of British Virgin Islands and the practice of the London Stock Exchange or the New York Stock Exchange.

The board of directors may decline to register a transfer of any share to a person known to be a minor, bankrupt or person who is mentally disordered or a patient for the purpose of any statute relating to mental health. The board of directors may also decline to register any transfer unless:

(a)	any written instrument of transfer, duly stamped (if so required), is lodged with us at the registered office or such other place as the board of directors may appoint accompanied by the certificate for the shares to which it relates (except in the case of a transfer by a recognised person or a holder of such shares in respect of whom we are not required by law to deliver a certificate and to whom a certificate has not been issued in respect of such shares);

(b)	there is provided such evidence as the board of directors may reasonably require to show the right of the transferor to make the transfer and, if the instrument of transfer is executed by some other person on his behalf, the authority of that person to do so;

(c)	any instrument of transfer is in respect of only one class or series of share; and

(d)	in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four.

Liquidation. In the case of the distribution of assets by a voluntary liquidator on a winding-up of our company, subject to payment of, or to discharge of, all claims, debts, liabilities and obligations of our company any surplus assets shall then be distributed amongst the members according to their rights and interests in our company according to our Memorandum and Articles. If the assets available for distribution to members shall be insufficient to pay the whole of the paid up capital such assets shall be shared on a pro rata basis amongst members entitled to them by reference to the number of fully paid up shares held by such members respectively at the commencement of the winding up.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption of Shares. The Law of British Virgin Islands provides that if permitted by the memorandum and articles of association, shareholders holding 90% or more of all the voting shares in a company, may instruct the directors to redeem the shares of the remaining shareholders. The directors shall be required to redeem the shares of the minority shareholders, whether or not the shares are by their terms redeemable. The directors must notify the minority shareholder in writing of the redemption price to be paid for the shares and the manner in which the redemption is to be effected. In the event that a minority shareholder objects to the redemption price to be paid and the parties are unable to agree to the redemption amount payable, the law sets out a mechanism whereby the shareholder and the company may each appoint an appraiser, who will together appoint a third appraiser and all three appraisers will have the power to determine the fair value of the shares to be compulsorily redeemed. Pursuant to the law, the determination of the three appraisers shall be binding on the company and the minority shareholder for all purposes.

Variations of Rights of Shares. If an any time the authorised capital is divided into different classes of shares, the rights attached to any class may only be varied, whether or not the Company is being wound up, with the consent in writing or by resolution passed at a meeting by the holders of not less than 50% of the issued shares of that class.

Inspection of Books and Records. Holders of our ordinary shares have a general right under British Virgin Islands law to inspect our books and records on giving written notice to the company. However, the directors have power to refuse the request on the grounds that the inspection would be contrary to the interests of the Company. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

History of Securities Issuances

The following is a summary of securities issuances by us during the past three years.

Shares. In March 2006, we issued 6,600 and 3,400 shares (without giving effect to the share split) to Mr. Xianshou Li and Mr. Yuncai Wu in consideration of $0.66 and $0.34, respectively.

Share Split. In July 2006, in anticipation of our public offering on AIM, we effected a 6,666.67-for-one share split.

In August 2006, we placed 33,333,333 shares at $1.50 per share on AIM.

Differences in Corporate Law

The Companies Law of British Virgin Islands differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Protection for Minority Shareholders

Under the laws of most U.S. jurisdictions, majority and controlling shareholders of a company generally have certain “fiduciary” responsibilities to the minority shareholders. Corporate actions taken by majority and controlling shareholders which are unreasonable and materially detrimental to the interest of minority shareholders may be declared null and void. Notwithstanding, the minority shareholders may have less protection for their rights under British Virgin Islands law than they would have under U.S. law.

Powers of Directors

Unlike with most U.S. jurisdictions, the directors of a British Virgin Islands company, subject in certain cases to court’s approvals but without shareholders’ approval, may implement the sale, transfer, exchange or disposition of any asset, property, part of the business, or securities of the company, if they determine it is in the best interests of the company, its creditors, or its shareholders, with the exception that shareholder approval is required for the disposition of over 50 per cent of the assets of the company.

Conflict of Interests

Similar to the laws of most U.S. jurisdictions, when a director becomes aware of the fact that he has an interest in a transaction which the company is to enter into, he must disclose it to the board. However, with sufficient disclosure of interest in relation to that transaction, the director who is interested in a transaction entered into or to be entered into by the Company may (i) vote on a matter relating to the transaction; (ii) attend a meeting of directors at which a matter relating to the transaction arises and be included in the quorum; and (iii) sign a document on behalf of the company, or do any other thing in his capacity as a director, that relates to the transaction.

Written Consent and Cumulative Voting

Similar to the laws of most U.S. jurisdictions, under the British Virgin Islands law, shareholders are permitted to approve matters by way of written resolution in place of a formal meeting. The British Virgin Islands law does not make a specific reference to cumulative voting, and our current memorandum and articles of association have no provision authorizing cumulative voting.

Independent Directors

There is no requirement for a majority of the directors of the company to be independent as a matter of British Virgin Islands law.

Investigating Power and Suspension of Shareholder’s Rights

Regulation 25.3 of our articles of association grants us investigating power with respect to the ownership of our shares. This is done by sending a written notice, or the section 793 notice, to any shareholder or other person whom we have reasonable cause to believe has, or had, an “interest” (e.g. owns, controls or has certain rights over shares) in our relevant shares at some time during the three years immediately preceding the date of issue of the section 793 notice. A person who receives a section 793 notice must respond with the required information within 14 days following the date of service of the notice. Default in complying with the notice in relation to any shares, or the default shares, either on the part of the shareholder or on the part of some other interested person, will result in the rights of the shares being suspended after our board of directors has served a disenfranchisement notice on the holder of the default shares.

Redemption

Our shares are not redeemable at the shareholders’ option. We may redeem our shares only with the consent of the shareholders whose shares are to be redeemed, except that the consent from the shareholders is not needed under the circumstances of (i) the compulsory redemption with respect to fractional shares held by our shareholders in the circumstance of share division, and (ii) the compulsory redemption, at the request of the shareholders holding 90% of the votes of the outstanding shares entitled to vote, of the remaining issued shares.

Takeover Provisions

The memorandum and articles of association of our company does not alter the general provisions of British Virgin Islands law and therefore measures such as a poison pill would have to be in place before a takeover offer is in contemplation, as, if not, the directors could be seen as exercising their powers for an improper purpose in trying to introduce such a measure.

Furthermore, the creation of additional class of shares would require an amendment to the memorandum and articles of association of our company. This can only be done following a resolution of shareholders. If at anytime the shares of our company are divided into different classes, the variation of the rights of any such class (i.e. by the issue of a further class with preferred rights) will require the consent of 50 percent of the shares in the affected class. Therefore, the introduction of poison pill would require an amendment to the memorandum and articles of association of our company which may only be done by way of shareholder resolution.

Shareholder’s Access to Corporate Records

A shareholder is entitled, on giving written notice to the company, to inspect the company’s (i) the memorandum and articles of association; (ii) the register of members; (iii) the register of directors; and (iv) minutes of meetings and resolutions of members and of those classes of members of which he is a member.

The directors may, if they are satisfied that it would be contrary to the company’s interests to allow a member to inspect any document listed above (or any part thereof), refuse the member to inspect the document or limit the inspection of the document. The board may also authorise a member to review the companies account if requested.

Indemnification

British Virgin Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the British Virgin Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Under our memorandum and articles of association, we may indemnify our directors or any person who is or was, at the request of the company, serving as a director of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise against expenses (including legal fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such persons in connection with legal, administrative or investigative proceedings to which they are a party or are threatened to be made a party by reason of their acting as our directors or agents. To be entitled to indemnification, these persons must have acted honestly and in good faith and in the best interest of the company, and they must have had no reasonable cause to believe their conduct was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Mergers and Similar Arrangements.

Under the laws of the British Virgin Islands, two or more companies may merge or consolidate in accordance with Section 170 of the Companies Act. A merger means the merging of two or more constituent companies into one of the constituent companies, and a consolidation means the uniting of two or more constituent companies into a new company. In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation which must be authorized by a resolution of shareholders.

While a director may vote on the plan even if he has a financial interest in the plan of merger of consolidation, in order for the resolution to be valid, the interest must have been disclosed to the board forthwith upon him becoming aware of such interest. The transaction will not be avoidable if the shareholders approve it.

Shareholders not otherwise entitled to vote on the merger or consolidation may still acquire the right to vote if the plan of merger or consolidation contains any provision which, if proposed as an amendment to the memorandum or articles of association, would entitle them to vote as a class or series on the proposed amendment. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting or consent to the written resolution to approve the plan of merger or consolidation.

The shareholders of the constituent companies are not required to receive shares of the surviving or consolidated company but may receive debt obligations or other securities of the surviving or consolidated company, or other assets, or a combination thereof. Further, some or all of the shares of a class or series may be converted into a kind of asset while the other shares of the same class or series may receive a different kind of asset. As such, not all the shares of a class or series must receive the same kind of consideration.

After the plan of merger or consolidation has been approved by the directors and authorized by a resolution of the shareholders, articles of merger or consolidation are executed by each company and filed with the Registrar of Corporate Affairs in the British Virgin Islands.

A shareholder may dissent from a mandatory redemption of his shares, an arrangement (if permitted by the court), a merger (unless the shareholder was a shareholder of the surviving company prior to the merger and continues to hold the same or similar shares after the merger) and a consolidation. A shareholder properly exercising his dissent rights is entitled to payment of the fair value of their shares.

A shareholder dissenting from a merger or consolidation must object in writing to the merger or consolidation before the vote by the shareholders on the merger or consolidation, unless notice of the meeting was not given to the shareholder. If the merger or consolidation is approved by the shareholders, the company must within 20 days give notice of this fact to each shareholder who gave written objection, and to each shareholder who did not receive notice of the meeting. Such shareholders then have 20 days to give to the company their written election in the form specified by the Companies Act to dissent from the merger or consolidation, provided that in the case of a merger, the 20 days starts when the plan of merger is delivered to the shareholder.

Upon giving notice of his election to dissent, a shareholder ceases to have any rights of a shareholder except the right to be paid the fair value of his shares. As such, the merger or consolidation may proceed in the ordinary course notwithstanding the dissent.

Within seven days of the later of the delivery of the notice of election to dissent and the effective date of the merger or consolidation, the company must make a written offer to each dissenting shareholder to purchase his shares at a specified price that the company determines to be their fair value. The company and the shareholder then have 30 days to agree upon the price. If the company and a shareholder fail to agree on the price within the 30 days, then the company and the shareholder shall each designate an appraiser and these two appraisers shall designate a third appraiser. These three appraisers shall fix the fair value of the shares as of the close of business on the day before the shareholders approved the transaction without taking into account any change in value as a result of the transaction.

Shareholders’ Suits.

Similar to the laws of most U.S. jurisdictions, British Virgin Islands law permits derivative actions against its directors. However, the circumstances under which such actions may be brought, and the procedures and defenses available may result in the rights of shareholders of a British Virgin Islands company being more limited than those of shareholders of a company incorporated and/or existing in the United States.

We are not aware of any reported class action having been brought in a British Virgin Islands court. Reported derivative actions have been brought but unsuccessfully for technical reasons. The court of the British Virgin Islands may, on the application of a shareholder of a company, grant leave to that shareholder to bring proceedings in the name and on behalf of that company, or intervene in proceedings to which the company is a party for the purpose of continuing, defending or discontinuing the proceedings on behalf of the company. In determining whether to grant leave, the High Court of the British Virgin Islands must take into account (i) whether the shareholder is acting in good faith; (ii) whether the derivative action is in the interests of the company taking account of the views of the company’s directors on commercial matters; (iii) whether the proceedings are likely to succeed; (iv) the costs of the proceedings in relation to the relief likely to be obtained; and (v) whether an alternative remedy to the derivative claim is available.

Leave to bring or intervene in proceedings may be granted only if the High Court of the British Virgin Islands is satisfied that (i) the company does not intend to bring, diligently continue or defend, or discontinue the proceedings, as the case may be; or (ii) it is in the interests of the company that the conduct of the proceedings should not be left to the directors or to the determination of the shareholders as a whole.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

The Bank of New York, as depositary, will register and deliver American Depositary Shares, or ADSs. Each ADS will represent two shares deposited with the office of the Hong Kong and Shanghai Banking Corporation Limited, as custodian for the depositary in Hong Kong. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York’s principal executive office is located at One Wall Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by holding ADSs in the Direct Registration System, or (B) indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADR holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

The Direct Registration System, or DRS, is a system administered by The Depositary Trust Company, or DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. British Virgin Islands law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and the beneficial owners of ADSs set out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of American Depositary Receipt. Directions on how to obtain copies of those documents are provided in the section of this prospectus headed “Where You Can Find Additional Information.”

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Shares your ADSs represent.

•

Cash. The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained within a reasonable period, the deposit agreement allows the depositary to distribute the foreign currency only to those ADR holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See the section of this prospectus headed “Taxation.” It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

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Shares. The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares sufficient to pay its fees and expenses in connection with that distribution.

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Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to you. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to you, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the shares and deliver ADSs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

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Other Distributions. The depositary will send to you anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to you unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons entitled thereto.

How do ADS holders cancel an American Depositary Share?

You may turn in your ADSs at the depositary’s corporate trust office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible.

How do ADS holders interchange between Certificated ADSs and Uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send you a statement confirming that you are the owner of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to you an ADR evidencing those ADSs.

Voting Rights

How do you vote?

You may instruct the depositary how to vote the Deposited Securities. Otherwise, you won’t be able to exercise your right to vote unless you withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares.

If we ask for your instructions, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. The materials will (1) describe the matters to be voted on and (2) explain how you may instruct the depositary to vote the shares or other deposited securities underlying your ADSs as you direct. For instructions to be valid, the depositary must receive them on or before the date specified. The depositary will try, as far as practical, subject to the laws of the British Virgin Islands and of our Memorandum and Articles of Association, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct.

We can not assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the Depositary as to the exercise of voting rights relating to Deposited Securities, if we request the Depositary to act, we will try to give the Depositary notice of any such meeting and details concerning the matters to be voted upon sufficiently in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing shares or holders of ADSs must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

•     Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

•     Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.02 (or less) per ADS	• Any cash distribution to you

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

$.02 (or less) per ADSs per calendar year	• Depositary services

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) • converting foreign currency to U.S. dollars

Persons depositing or withdrawing shares must pay:	For:
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your American Depositary Shares to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:	Then:

•     Change the nominal or par value of our shares

•     Reclassify, split up or consolidate any of the deposited securities

•     Distribute securities on the shares that are not distributed to you

•     Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action

The cash, shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.

The depositary may deliver new ADSs or ask you to surrender your outstanding ADSs in exchange for new ADSs identifying the new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADS, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement at our direction by mailing notice of termination to the ADS holders then outstanding at least 30 days prior to the date fixed in such notice for such termination. The depositary may also terminate the deposit agreement by mailing notice of termination to us and the ADS holders then outstanding if at any time 60 days shall have expired after the depositary shall have delivered to the Company a written notice of its election to resign and a successor depositary shall not have been appointed and accepted its appointment.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver shares and other deposited securities upon cancellation of ADSs. Six months after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement;

•	are not liable if either of us exercises discretion permitted under the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other party;

•	may rely upon the advice of, or information from, any person whom we believe in good faith to be competent to give such advice or information.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying your ADSs

You have the right to cancel your ADSs and withdraw the underlying shares at any time except:

•

When temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders' meeting; or (iii) we are paying a dividend on our shares.

•	When you or other ADS holders seeking to withdraw shares owe money to pay fees, taxes and similar charges.

•	When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying shares. This is called a pre-release of the ADSs. The depositary may also deliver shares upon cancellation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADSs instead of shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the shares or ADSs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days' notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated American Depositary Shares, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of an ADS holder, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register such transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile System and in accordance with the deposit agreement, shall not constitute negligence or bad faith on the part of the depositary.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have outstanding              ADSs representing approximately             % of our shares in issue. All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ADSs in the United States, and while application has been made for the ADSs to be listed on the New York Stock Exchange, we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our shares not represented by the ADSs.

Lock-Up Agreements

Each of our directors, executive officers and certain shareholders has agreed, subject to some exceptions, not to transfer or dispose of, directly or indirectly, any of our shares, in the form of ADSs or otherwise, or any securities convertible into or exchangeable or exercisable for our shares, in the form of ADSs or otherwise, for a period of 180 days after the date of this prospectus. After the expiration of the 180-day period, the shares or ADSs held by the selling shareholders, our directors, executive officers and shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

The 180-day restricted period is subject to adjustment under certain circumstances. If (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Rule 144

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned our shares for at least one year, is entitled to sell within any three-month period a number of shares that does not exceed the greater of the following:

•	1% of the then outstanding shares, in the form of ADSs or otherwise, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our shares in the form of ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales under Rule 144 must be made through unsolicited brokers’ transactions. They are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not our affiliate at any time during the three months preceding a sale, and who has beneficially owned the shares, in the form of ADSs or otherwise, proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, “144(k) shares” may be sold at any time.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell such shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

TAXATION

The following summary of the material British Virgin Islands and U.S. federal income tax consequences of an investment in our ADSs or shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of British Virgin Islands tax law, it represents the opinion of Harney Westwood & Riegels, our British Virgin Islands counsel. Based on the facts and subject to the limitations set forth herein, the statements of law or legal conclusions under the caption “—United States Federal Income Taxation” constitute the opinion of Latham & Watkins LLP, our special U.S. counsel, as to the material U.S. federal income tax consequences of an investment in the ADSs or shares.

British Virgin Islands Taxation

Under the present laws of the British Virgin Islands, there are no applicable taxes on the profits or income of the Company. There are no taxes on profits, income, nor are there any capital gains tax, estate duty or inheritance tax applicable to any ordinary shares held by non-residents of the British Virgin Islands. In addition, there is no stamp duty or similar duty on the issuance, transfer or redemption of the ordinary shares. Dividends remitted to the holders of ordinary shares resident outside the British Virgin Islands will not be subject to withholding tax in the British Virgin Islands. The Company is not subject to any exchange control regulations in the British Virgin Islands.

European Union Directive on the Taxation of Savings Income (Directive 2003/48/EC)

The European Union has formally adopted a new Directive regarding the taxation of savings income. From 1 July 2005, member states are required to provide to the tax authorities of another member state details of payments of interest and other similar income paid by a person within its jurisdiction to or for an individual resident in that other member state, except that Austria, Belgium and Luxembourg instead impose a withholding system for a transitional period (unless during such period they elect otherwise).

The British Virgin Islands is not a member of the European Union and not within the European Union fiscal territory, but the government of the United Kingdom had requested the Government of the British Virgin Islands to voluntarily apply the provisions of the EU Savings Tax Directive. The Mutual Legal Assistance (Tax Matters) (Amendment) Act introduces a withholding tax system in respect of payments of interest, or other similar income, made to an individual beneficial owner resident in a European Union member state by a paying agent situated in the British Virgin Islands. The withholding tax system will apply for a transitional period prior to the implementation of a system of automatic communication to European Union member states of information regarding such payments. During this transitional period, such an individual beneficial owner resident in an European Union member state will be entitled to request a paying agent not to withhold tax from such payments but instead to apply a system by which the details of such payments are communicated to the tax authorities of the European Union member state in which the beneficial owner is resident.

No stamp duty is payable in the British Virgin Islands in respect of instruments relating to transactions involving a company incorporated in the British Virgin Islands.

United States Federal Income Taxation

The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) under present law of an investment in the ADSs or shares. This summary applies only to U.S. Holders that hold the ADSs or shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States in effect as of the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not address the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	broker dealers;

•	traders that elect to mark-to-market;

•	U.S. expatriates;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding ADSs or shares as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of our voting stock;

•	persons who acquired ADSs or shares pursuant to the exercise of any employee share option or otherwise as consideration; or

•	persons holding ADSs or shares through partnerships or other pass-through entities

PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR SHARES.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of ADSs or shares and you are, for U.S. federal income tax purposes,

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any State thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. If you hold ADSs, you should be treated as the holder of the underlying shares represented by those ADSs for U.S. federal income tax purposes, although this matter is not free from doubt because it is possible that in certain circumstances you will not have the ability to vote the shares underlying the ADSs. See “Description of American Depositary Shares—Voting Rights.” If you are not treated as the beneficial owner of the shares represented by the ADSs and, as a result, distributions received are not characterized as dividends, the lower capital gains rate applicable to qualified dividend income (discussed below) will not be available to you.

The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming, by U.S. Holders of ADSs, of foreign tax credits for U.S. federal income tax purposes. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. Holders, including individual U.S. Holders, as described below. Accordingly, the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, including individual U.S. Holders, could be affected by future actions that may be taken by the U.S. Treasury.

Taxation of Dividends and Other Distributions on the ADSs or Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the ADSs or shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the ADSs or shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, shares, or ADSs representing such shares, are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the New York Stock Exchange. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or shares, including the effects of any change in law after the date of this prospectus.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs or shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your ADSs or shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of ADSs or Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or share equal to the difference between the amount realized (in U.S. dollars) for the ADS or share and your tax basis (in U.S. dollars) in the ADS or share. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company

Based on our current and anticipated operations and the composition of our assets, we do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year ending December 31, 2008. Our actual PFIC status for the current taxable year ending December 31, 2008 will not be determinable until the close of such taxable year and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year. Because PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year, Latham & Watkins LLP, our special U.S. counsel, expresses no opinion with respect to our PFIC status. A non-U.S. corporation is considered a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income, or

•

at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our ADSs and shares, our PFIC status will depend in large part on the market price of our ADSs and shares. Accordingly, fluctuations in the market price of the ADSs and shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. If we are a PFIC for any year during which you hold ADSs or shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or shares. However, if we cease to be a PFIC, you may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the ADSs or shares, as applicable.

If we are a PFIC for any taxable year during which you hold ADSs or shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•

the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or shares cannot be treated as capital, even if you hold the ADSs or shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the ADSs or shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or shares as of the close of your taxable year over your adjusted basis in such ADSs or shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or shares, as well as to any loss realized on the actual sale or disposition of the ADSs or shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or shares. Your basis in the ADSs or shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “—Taxation of Dividends and Other Distributions on the ADSs or Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. We expect that the ADSs will be listed on the New York Stock Exchange and, consequently, we expect that, provided that the ADSs are regularly traded, if you are a holder of ADSs the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election.

If you hold ADSs or shares in any year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 regarding distributions received on the ADSs or shares and any gain realized on the disposition of the ADSs or shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in ADSs or shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or shares and proceeds from the sale, exchange or redemption of ADSs or shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement dated the date of this prospectus, the underwriters named below, through their representatives, Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc., have severally agreed to purchase from us and the selling shareholders the following respective numbers of ADSs at a public offering price less the underwriting commission and discounts set forth on the cover page of this prospectus:

Underwriters	Number of ADSs
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
Piper Jaffray & Co.
CIBC World Markets Corp.
Lazard Capital Markets LLC

Total

All sales of ADSs in the United States will be made through U.S. registered broker-dealers.

The underwriting agreement provides that the obligations of the several underwriters to purchase the ADSs offered hereby are subject to certain conditions precedent and that the underwriters will purchase all the ADSs in the offering if any are purchased, other than those ADSs covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults on its purchase commitment, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We and the selling shareholders have granted to the underwriters an option, exercisable in whole or in part at the discretion of the representatives, at any time, from time to time, on or before 30 days after the date of this prospectus, to purchase on a pro rata basis an aggregate of up to          additional ADSs from us and an aggregate of          additional ADSs from the selling shareholders at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus. The option may be exercised only to cover any over-allotments of ADSs. We and the selling shareholders will be obligated, pursuant to the option, to sell these additional ADSs to the underwriters to the extent the option is exercised. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional ADSs as the number of ADSs to be purchased by it in the above table bears to the total number of ADSs offered by this prospectus. If any additional ADSs are purchased, the underwriters will offer the additional ADSs on the same terms as those on which the          ADSs are being offered.

We have been advised by the representatives of the underwriters that the underwriters propose to offer              ADSs initially to the public at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $         per ADS. The underwriters may allow, and such dealers may reallow, a discount not exceeding $         per ADS on sales to other broker-dealers. After the initial public offering, the representatives may change the public offering price and other selling terms.

The following table summarizes the compensation we and the selling shareholders will pay:

	Per ADS		Total
	Without Over- Allotment	With Over- Allotment	Without Over- Allotment	With Over- Allotment
Underwriting discounts and commissions paid by us	$	$	$	$
Underwriting discounts and commissions paid by the selling shareholders	$	$	$	$

Total expenses for this offering are estimated to be approximately $             million, including SEC registration fees of $            , Financial Industry Regulatory Authority filing fees of $            , New York Stock Exchange listing fees of $            , printing expenses of approximately $            , legal fees of approximately $            , accounting fees of approximately $            , roadshow costs and expenses of approximately $            , and travel and other out-of-pocket expenses of approximately $            . All amounts are estimated except for the fees relating to SEC registration, Financial Industry Regulatory Authority filing and New York Stock Exchange listing.

We and the selling shareholders have agreed to pay all fees and expenses we and the selling shareholders incur in connection with this offering. All fees and expenses will be borne in proportion to the numbers of ADSs sold in the offering by us and the selling shareholders, respectively, unless otherwise agreed upon between us and any of the selling shareholders.

We, the selling shareholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act, or contribute to payments that we, the selling shareholders and/or the underwriters may be required to make in that respect.

We have agreed that we will not offer, sell, issue, contract to sell, pledge, or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act, relating to, any ADSs, ordinary shares or securities convertible into or exchangeable or exercisable for, or that represent the right to receive, our ADSs or ordinary shares, or enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our ADSs or ordinary shares, or publicly disclose that we will or may enter into any transaction described above, without the prior written consent of the representatives of the underwriters for a period of 180 days after the date of this prospectus, whether any transaction described above is to be settled by delivery of ADSs, ordinary shares or such other securities, in cash or otherwise, except for issuances pursuant to (i) the sale of ADSs or ordinary shares to the underwriters, (ii) the conversion of RMB928,700,000 U.S. Dollar Settled 1% Convertible Bonds due 2012 and (iii) grants of employee stock options pursuant to our 2007 share incentive plan. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives of the underwriter waive, in writing, such an extension.

Each of our directors and executive officers and certain shareholders have agreed, pursuant to the contractual restrictions described under “Shares Eligible for Future Sale—Lock-up Agreements,” that they will not offer, sell, contract to sell, pledge or otherwise transfer or dispose of, directly or indirectly, any of our ADSs, ordinary shares or securities convertible into or exchangeable or exercisable for, or that represents the right to receive, ADSs or ordinary shares, or enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our ADSs or ordinary shares, or publicly disclose that he, she or it will or may enter into any transaction described above, without the prior written consent of the representatives of the underwriters for a period of 180 days after the date of this prospectus, whether any transaction described above is to be settled by delivery of ADSs, ordinary shares or such other securities, in cash or otherwise. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives of the underwriters waive, in writing, such an extension. The representatives may release securities subject to the lock-ups at any time without public announcement. There are no agreements between the representatives and any of our directors and executive officers and principal shareholders releasing them from these lock-up agreements prior to the expiration of the “lock-up” period.

The representatives have informed us that the underwriters do not expect sales by the underwriters to any accounts of their respective customers over which any underwriter exercises discretionary authority in respect of transactions to purchase or sell in excess of 5% of the ADSs being offered.

From time to time, certain of the underwriters and their affiliates have provided, and will continue to provide, investment banking, commercial banking and other services (including acting as agents and lenders under the new credit facility) to us and certain existing shareholders, for which they receive customary fees and commissions. Deutsche Bank AG, Hong Kong Branch served as the placing agent for our issue of RMB928,700,000 U.S. Dollar Settled 1% Convertible Bonds due 2012 in March 2007, for which Deutsche Bank AG, Hong Kong Branch received a fee as compensation.

At our request, the underwriters have reserved for sale at the initial public offering price up to              ADSs for certain of our vendors, employees, family members of employees, customers and other third parties. The number of ADSs available for sale to the general public will be reduced to the extent these persons purchase the reserved ADSs. Any reserved ADSs not so purchased will be offered by the underwriters to the general public on the same terms as the other ADSs.

We have received approval for listing the ADSs on the New York Stock Exchange under the symbol “SOL.” To meet New York Stock Exchange distribution standards for the offering, the underwriters have undertaken to distribute the ADSs in a manner so as to create a minimum of 400 round lots of ADSs, and offer a minimum public float of 1.1 million ADSs in the United States with an offering value in excess of $60 million. We will make an application for the shares to be issued in this offering to be admitted for trading on AIM. We expect the equity shares represented by the ADSs to be issued in this offering to be admitted to trading on AIM on the next AIM trading day immediately after the completion of this offering. We expect the shares represented by the ADSs issuable upon exercise of the over-allotment option to be admitted to trading on AIM on the next AIM trading day after the closing of the over-allotment option.

The initial public offering price of the ADSs being sold in this offering will be determined by reference to the closing price of our shares on AIM on the pricing date. The initial public offering price will be determined within the range provided on the cover page of this prospectus after taking into account prevailing market conditions and other factors, such as current market valuations of publicly traded companies that we and the underwriters believed to be reasonably comparable to us.

In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934, as amended.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of ADSs in excess of the number of ADSs the underwriters are obligated to purchase, which creates a syndicate short position. In a covered short position, the number of ADSs over-allotted by the underwriters is not greater than the number of ADSs that they may purchase in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing ADSs in the open market.

•

Syndicate covering transactions involve purchases of the ADSs in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of ADSs to close out the short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the over-allotment option.

•

“Naked” short sales are any sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the ADSs originally sold by the syndicate member are purchased by the stabilization manager or its agent in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our ADSs or preventing or retarding a decline in the market price of the ADSs. As a result, the price of our ADSs may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time. The underwriters are not under any obligation to engage in these activities.

A prospectus in electronic format may be made available on the Internet web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. Other than the prospectus in electronic format, the information on the web sites of, or any other web sites maintained by, any underwriter or a selling group member, if any, participating in this offering, is not part of the prospectus or the registration statement of which the prospectus forms a part. The representatives may agree to allocate a number of ADSs to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations.

Lazard Frères & Co. LLC referred this transaction to Lazard Capital Markets LLC and will receive a referral fee from Lazard Capital Markets LLC in connection herewith.

No action has been taken in any jurisdiction by us, by any selling shareholders or by any underwriter that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus or any other material relating to us, the selling shareholders or the ADSs, in any jurisdiction where action for that purpose is required, other than in the United States. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction. Persons who receive this prospectus are advised by us and the underwriters to inform themselves about, and to observe any restrictions as to, the offering and the ADSs and the distribution of this prospectus.

United Kingdom    No offer of ADSs has been made or will be made to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000, as amended, or FSMA, except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by us of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or FSA. The underwriters: (i) have only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of FSMA does not apply to us; and (ii) have complied with, and will comply with all applicable provisions of FSMA with respect to anything done by them in relation to the ADSs in, from or otherwise involving the United Kingdom.

Hong Kong    The ADSs may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Japan    The ADSs have not been and will not be registered under the Securities and Exchange Law of Japan, or the Securities and Exchange Law, and ADSs will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore    This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

European Economic Area    In relation to each member state of the European Economic Area which has implemented the Prospectus Directive, which we refer to as a Relevant Member State, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, which we refer to as the Relevant Implementation Date, no offer of ADSs has been made and or will be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of ADSs may be made to the public in that Relevant Member State at any time: (a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; (b) to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or (c) in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive. For the purposes of this provision, the expression an “offer of ADSs to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/ EC and includes any relevant implementing measure in each Relevant Member State.

LEGAL MATTERS

The validity of the ADSs and certain other legal matters as to U.S. federal and New York law in connection with this offering will be passed upon for us by Latham & Watkins LLP. Certain legal matters with respect to U.S. federal and New York law in connection with this offering will be passed upon for the underwriters by Shearman & Sterling LLP. The validity of the shares represented by the ADSs offered in this offering and certain other matters as to British Virgin Islands laws will be passed upon for us by Harney Westwood & Riegels. Legal matters as to PRC law will be passed upon for us by Boss & Young and for the underwriters by Haiwen & Partners. Latham & Watkins LLP may rely upon Harney Westwood & Riegels with respect to matters governed by British Virgin Islands law and Boss & Young with respect to matters governed by PRC law.

EXPERTS

The financial statements as of December 31, 2005 and 2006 and June 30, 2007, and for each of the years ended December 31, 2005 and 2006 and the six months ended June 30, 2007 included in this prospectus have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The offices of Deloitte Touche Tohmatsu CPA Ltd. are located at 30th Floor, Bund Center, 222 Yan An Road East, Shanghai, China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 (Registration No. 333-148550), including relevant exhibits and securities under the Securities Act with respect to underlying shares represented by the ADSs, to be sold in this offering. We have also filed with the SEC a related registration statement on F-6 (Registration No. 333-148559) to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement on Form F-1 and its exhibits and schedules for further information with respect to us and our ADSs.

Immediately upon completion of this offering we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F. Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You may also obtain additional information over the Internet at the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our written request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

RENESOLA LTD

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of December 31, 2005 and 2006 and June 30, 2007	F-3

Consolidated Statements of Income for the Years Ended December 31, 2005 and 2006 and the Six-month Periods Ended June 30, 2007 and 2006 (Unaudited)	F-4

Consolidated Statements of Shareholders’ Equity and Comprehensive Income for the Years Ended December 31, 2005 and 2006 and the Six-month Period Ended June 30, 2007	F-5

Consolidated Statements of Cash Flows for the Years Ended December 31, 2005 and 2006 and the Six-month Periods Ended June 30, 2007 and 2006 (Unaudited)	F-6

Notes to the Consolidated Financial Statements	F-7

Unaudited Consolidated Balance Sheet as of September 30, 2007	F-24

Unaudited Consolidated Statements of Income for the Nine-month Periods Ended September 30, 2006 and 2007	F-25

Unaudited Consolidated Statements of Shareholders’ Equity and Comprehensive Income for the Nine-month Period Ended September 30, 2007	F-26

Unaudited Consolidated Statements of Cash Flows for the Nine-month Periods Ended September 30, 2006 and 2007	F-27

Notes to Unaudited Consolidated Financial Statements	F-28

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ReneSola Ltd:

We have audited the accompanying consolidated balance sheets of ReneSola Ltd and its subsidiaries (“the Company”) as of December 31, 2005 and 2006 and June 30, 2007, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the two years in the period ended December 31, 2006, and the six-month period ended June 30, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of ReneSola Ltd and its subsidiaries as of December 31, 2005 and 2006 and June 30, 2007, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2006 and the six-month period ended June 30, 2007, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Shanghai, China

November 30, 2007

RENESOLA LTD

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in US dollars)

	As of December 31,		As of June 30,
	2005	2006	2007
ASSETS
Current assets:
Cash and cash equivalents	$404,139	$9,861,698	$67,903,718
Accounts receivable, net of allowances for doubtful receivables of $10,145, $3,279 and $55,671 on December 31, 2005 and 2006 and June 30, 2007, respectively	185,793	693,483	461,015
Inventories	3,232,913	44,775,370	75,325,045
Advances to suppliers	1,151,307	16,951,713	33,777,022
Amounts due from related parties	672,693	5,765,715	10,502,430
Value added tax recoverable	610,886	5,017,075	7,757,234
Prepaid expenses and other current assets	511,679	2,978,367	9,427,447
Deferred tax assets	—	3,321,479	3,867,851

Total current assets	6,769,410	89,364,900	209,021,762

Property, plant and equipment, net	2,426,435	19,907,593	50,045,992
Prepaid land rent, net	183,969	4,254,279	7,287,986
Deferred tax assets	625,804	102,266	26,647
Deferred convertible bond issue costs	—	—	3,920,957
Advances for purchases of property, plant and equipment	53,784	14,956,525	37,931,442

Total assets	$10,059,402	$128,585,563	$308,234,786

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Current liabilities:
Short-term borrowings	$712,498	$14,674,862	$58,929,422
Accounts payable	1,589,973	4,901,913	5,684,027
Advances from suppliers and customers	4,494,934	34,452,482	25,866,083
Amounts due to related parties	177,289	605,735	227,725
Income tax payable	23,080	23,852	—
Other current liabilities	318,114	1,323,059	3,117,395

Total current liabilities	7,315,888	55,981,903	93,824,652

Accrued warranty costs	40,999	62,928	64,525
Convertible bond payable	—	—	122,306,418
Long-term borrowings	—	—	4,727,196

Total liabilities	7,356,887	56,044,831	220,922,791

Commitments and contingencies (see note 18)

Shareholders’ equity
Common shares (no par value; 125,000,000 shares authorized; 66,666,699, 100,000,032 and 100,000,032 shares issued and outstanding at December 31, 2005 and 2006 and June 30, 2007, respectively)	1	36,265,997	36,265,997
Additional paid-in capital	1,500,182	11,764,631	11,928,301
Retained earnings	1,172,086	23,264,197	35,953,504
Accumulated other comprehensive income	30,246	1,245,907	3,164,193

Total shareholders’ equity	2,702,515	72,540,732	87,311,995

Total liabilities and shareholders’ equity	$10,059,402	$128,585,563	$308,234,786

See notes to consolidated financial statements.

RENESOLA LTD

CONSOLIDATED STATEMENTS OF INCOME

(Amounts expressed in US dollars, except number of shares and per share data)

	Years ended December 31,		Six months ended June 30,
	2005	2006	2007	2006
				(Unaudited)
Net revenues:
Product sales	$5,087,962	$78,515,256	$76,195,002	$23,329,725
Processing services	—	5,855,423	4,192,515	712,538

Total net revenues	5,087,962	84,370,679	80,387,517	24,042,263

Cost of revenues:
Product sales	3,677,176	57,140,635	60,084,780	16,661,581
Processing services	—	2,504,945	2,200,969	210,079

Total cost of revenues	3,677,176	59,645,580	62,285,749	16,871,660

Gross profit	1,410,786	24,725,099	18,101,768	7,170,603

Operating expenses:
Sales and marketing	210,037	335,135	263,496	203,640
General and administrative	356,289	2,284,472	2,764,617	565,772
Research and development	—	38,968	162,824	22,383
Other general expenses (income)	242,990	(168,676)	(89,516)	(14,503)

Total operating expenses	809,316	2,489,899	3,101,421	777,292

Income from operations	601,470	22,235,200	15,000,347	6,393,311

Non-operating (expenses) income:
Interest income	941	312,161	1,153,890	6,528
Interest expenses	(27,396)	(330,948)	(1,337,836)	(103,498)
Foreign exchange (loss) gain	(1,502)	363,785	(2,303,758)	(9,125)

Total non-operating (expenses) income	(27,957)	344,998	(2,487,704)	(106,095)

Income before income tax	573,513	22,580,198	12,512,643	6,287,216
Income tax benefit	617,352	2,720,601	176,664	751,011

Net income	$1,190,865	$25,300,799	$12,689,307	$7,038,227

Earnings per share
Basic	$0.02	$0.32	$0.13	$0.11

Diluted	$0.02	$0.32	$0.13	$0.11

Weighted average number of shares used in computing earnings per share:
Basic	66,666,699	80,000,032	100,000,032	66,666,699

Diluted	66,666,699	80,122,052	100,156,848	66,666,699

See notes to consolidated financial statements.

RENESOLA LTD

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME

(Amount expressed in US dollars, except number of shares)

	Common Shares		Additional Paid-in Capital	Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total	Total Comprehensive Income
	Shares	Amount
Balance at January 1, 2005	66,666,699	$1	$457,600	$(18,779)	$(262)	$438,560
Net income	—	—	—	1,190,865	—	1,190,865	$1,190,865
Capital contribution from shareholders	—	—	1,042,582	—	—	1,042,582
Foreign currency translation adjustment	—	—	—	—	30,508	30,508	30,508

Balance at December 31, 2005	66,666,699	1	1,500,182	1,172,086	30,246	2,702,515	1,221,373

Net income	—	—	—	25,300,799	—	25,300,799	25,300,799
Distribution in respect of reorganization (see note 1)	—	—	—	(2,878,000)	—	(2,878,000)
Issuance of common shares pursuant to initial public offer	33,333,333	50,000,000	—	—	—	50,000,000
Share issuance cost	—	(13,734,004)	—	—	—	(13,734,004)
Contribution from shareholders for share issuance costs (see note 12)	—	—	10,000,004	—	—	10,000,004
Share-based compensation	—	—	264,445	—	—	264,445
Deemed distribution for transfer of asset (see note 17 )	—	—	—	(330,688)	—	(330,688)
Foreign currency translation adjustment	—	—	—	—	1,215,661	1,215,661	1,215,661

Balance at December 31, 2006	100,000,032	36,265,997	11,764,631	23,264,197	1,245,907	72,540,732	26,516,460

Net income	—	—	—	12,689,307	—	12,689,307	12,689,307
Share-based compensation	—	—	163,670	—	—	163,670
Foreign currency translation adjustment	—	—	—	—	1,918,286	1,918,286	1,918,286

Balance at June 30, 2007	100,000,032	$36,265,997	$11,928,301	$35,953,504	$3,164,193	$87,311,995	$14,607,593

See notes to consolidated financial statements.

RENESOLA LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in US dollars)

	Years ended December 31,		Six months ended June 30,
	2005	2006	2007	2006
				(Unaudited)
Cash flows from operating activities:
Net income	$1,190,865	$25,300,799	$12,689,307	$7,038,227
Adjustments for:
Depreciation	45,013	732,859	1,223,123	160,762
Amortization of deferred convertible bond issue costs and premium	—	—	724,457	—
Allowances for doubtful receivables	131,373	65,808	88,287	26,371
Prepaid land rent expensed	—	31,485	54,627	3,098
Loss on disposal of plant and equipment	238,199	—	—	—
Deferred taxes	(617,352)	(2,720,601)	(378,906)	(751,011)
Share-based compensation	—	264,445	163,670	—
Changes in operating assets and liabilities:
Accounts receivable	(316,179)	(557,073)	195,099	111,397
Inventories	(3,215,221)	(40,591,047)	(29,041,755)	(15,365,394)
Advances to suppliers	(1,073,639)	(15,559,023)	(16,220,053)	(7,195,235)
Amounts due from related parties	(547,098)	(4,967,314)	(4,528,888)	(1,357,164)
Value added tax recoverable	(607,640)	(4,296,490)	(2,648,662)	(1,883,147)
Prepaid expenses and other current assets	(159,425)	(2,399,708)	(6,259,973)	(1,476,804)
Prepaid land rent	—	(4,036,096)	(2,941,174)	(962,092)
Accounts payable	1,218,170	3,195,094	650,269	1,247,236
Advances from suppliers and customers	4,471,055	29,200,478	(9,333,525)	25,271,998
Other current liabilities	282,956	817,343	361,407	385,682
Accrued warranty costs	40,781	20,138	—	20,138

Net cash provided by (used in) operating activities	1,081,858	(15,498,903)	(55,202,690)	5,274,062

Cash flows from investing activities:
Purchases of property, plant and equipment	(2,186,044)	(17,606,865)	(29,107,496)	(5,963,641)
Advances for purchases of property, plant and equipment	(53,498)	(14,597,720)	(22,292,471)	(2,359,700)
Proceeds from disposal of property, plant and equipment	2,805	—	—	—

Net cash used in investing activities	(2,236,737)	(32,204,585)	(51,399,967)	(8,323,341)

Cash flows from financing activities:
Net proceeds from short-term borrowings	452,809	13,747,048	47,957,584	9,624,522
Proceeds from issuance of common shares	—	50,000,000	—	1
Share issuance costs	—	(3,734,000)	—	—
Net proceeds from issuance of convertible bonds	—	—	115,770,501	—
Proceeds from capital contribution	1,042,582	—	—	—
Cash received from related parties	187,482	1,269,661	557	3,682,246
Distribution in respect of reorganization (see note 1)	—	(2,878,000)	—	(2,878,000)
Other distribution to shareholders (see note 17)	—	(330,688)	—	(330,688)
Cash paid to related parties	(183,472)	(855,750)	(388,651)	(730,294)

Net cash provided by financing activities	1,499,401	57,218,271	163,339,991	9,367,787

Effect of exchange rate changes	20,043	(57,224)	1,304,686	(9,045)

Net increase in cash and cash equivalents	364,565	9,457,559	58,042,020	6,309,463
Cash and cash equivalents, beginning of year	39,574	404,139	9,861,698	404,139

Cash and cash equivalents, end of year	$404,139	$9,861,698	$67,903,718	$6,713,602

Supplemental schedule of non-cash transactions:
Contribution from shareholders for share issuance costs	$—	$10,000,004	$—	$—
Payable for purchases of property, plant and equipment	$—	$163,093	$1,537,869	$150,424

Supplemental disclosure of cash flow information:
Interest paid	$27,396	$464,081	$1,110,005	$109,459
Income tax paid	$—	$—	$1,996,235	$—

see notes to consolidated financial statements.

RENESOLA LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2006

AND SIX MONTHS ENDED JUNE 30, 2007

(Amounts expressed in U.S. dollar unless otherwise stated)

1.	ORGANIZATION AND NATURE OF OPERATIONS

The accompanying consolidated financial statements include the financial statements of ReneSola Ltd (“ReneSola”), its wholly owned subsidiaries, Zhejiang Yuhui Solar Energy Co Ltd (“Zhejiang Yuhui”) incorporated in the People’s Republic of China (“PRC”), ReneSola America Inc. (“ReneSola America”) incorporated in the United States of America and ReneSola Singapore Pte Ltd (“ReneSola Singapore”) incorporated in Singapore. ReneSola and its subsidiaries (collectively the “Company”) are engaged in the manufacture and sale of solar wafers and related products, which are integrated into photovoltaic cells, the principal component of crystalline solar panels. In the periods presented, substantially all of the Company’s business was conducted through Zhejiang Yuhui.

Zhejiang Yuhui commenced operations in July 2005. ReneSola America commenced operations in November 2006. ReneSola Singapore commenced operations in May 2007.

ReneSola was listed on the Alternative Investment Market of the London Stock Exchange (“AIM”) on August 8, 2006.

Reorganization

In March 2006, ReneSola was incorporated in the British Virgin Islands. ReneSola was 66% owned by Mr. Xianshou Li, a director and chief executive officer, and 34% by Mr. Yuncai Wu, a director and chief operating officer.

As part of a restructuring process, in April 2006, all owners of Zhejiang Yuhui (the “Ultimate Owners”) sold 100% of their equity interests in Zhejiang Yuhui to ReneSola for $2,878,000. At the time of its incorporation, ReneSola was owned by the Ultimate Owners, through direct ownership or shareholder agreement, in the same proportion as their ownership interests in Zhejiang Yuhui. This restructuring process has been accounted for as a recapitalization, as ReneSola and Zhejiang Yuhui were under common control. Accordingly, the assets and liabilities were transferred at historical costs and the consideration paid by ReneSola has been recognized as distributions to shareholders. The consolidated financial statements have been presented as if ReneSola owned Zhejiang Yuhui throughout the periods presented.

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

(a) Basis of presentation

The consolidated financial statements have been prepared and presented in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

(b) Basis of consolidation

The consolidated financial statements include the financial statements of ReneSola and its wholly-owned subsidiaries. All significant inter-company transactions, balances and unrealized profits and losses have been eliminated on consolidation. ReneSola did not have variable interests in any variable interest entity during the periods presented.

(c) Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of these financial statements and the reported amounts of revenues and expenses for the reporting periods presented. Actual results could materially differ from these estimates. Significant accounting estimates which are susceptible to change as more information becomes available include allowances for doubtful receivables, inventory write-downs, valuation of deferred tax assets, accrual of warranty costs, useful lives of property, plant and equipment and valuation of share-based compensation.

(d) Cash and cash equivalents

Cash and cash equivalents represent cash on hand and held with banks, including demand deposits, which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased.

(e) Inventories

Inventories are stated at the lower of cost or market. Cost is determined by the first-in-first-out method. Cost comprises direct materials, direct labor and those overhead costs that have been incurred in bringing the inventories to their present location and conditions.

Adjustments are recorded to write down the cost of obsolete and excess inventory to the estimated market value based on historical and forecast demand. The estimated market value is measured as the estimated selling price of each class of the inventories in the ordinary course of business less estimated costs of completion and disposal.

The Company’s scrap raw material inventory was less than $2 million as of December 31, 2006 and June 30, 2007. The market value of these materials is primarily based upon a limited number of sales transactions and reference to an independent website containing estimated values for comparable scrap raw materials.

The Company outsources portions of its manufacturing process, including cutting ingots into wafers and converting wafers into solar cells, to various third-party manufacturers. These outsourcing arrangements may or may not include transfer of title of the raw material inventory (ingots or wafers) to the third-party manufacturers.

For those outsourcing arrangements in which title is not transferred, the Company maintains such inventory on the Company’s balance sheet as raw materials inventory while it is in physical possession of the third-party manufacturer. Upon receipt of the processed inventory, it is reclassified as work-in-process inventory and a processing fee is paid to the third-party manufacturer.

For those outsourcing arrangements, in which title (including risk of loss) transfers to the third-party manufacturer, the Company is constructively obligated, through raw materials sales arrangements and processed inventory purchase agreements which have been entered into simultaneously with the third-party manufacturer, to repurchase the processed inventory. In this case, the raw material inventory remains classified as raw material inventory while in the physical possession of the third-party manufacturer and cash received is classified as “advances from suppliers and customers” on the balance sheet and not as revenue or deferred revenue. Cash payment for outsourcing arrangement which require prepayment for repurchase of the processed inventory is classified as “advances to suppliers” on the balance sheet. There is no right of offset under these arrangements and accordingly, “advances from suppliers and customers” and “advances to suppliers” remain on the balance sheet until the processed inventory is settled.

(f) Advances to suppliers

The Company makes advance payments to suppliers for raw material supplies which are offset against future purchases. The balance of advances usually covers the next three months’ supply of raw materials required by the Company. The Company does not require collateral or other security against its advances to suppliers. The Company performs ongoing credit evaluation of the financial condition of its suppliers. For all periods presented, no allowance was made for any losses against advances to suppliers.

(g) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line basis over the following estimated useful lives:

Buildings	40 years
Plant and machinery	10 years
Motor vehicles	5 years
Office equipment	5 years

Construction in progress represents mainly the construction of new facilities. Costs incurred in the construction are capitalized and transferred to property, plant and equipment upon completion, at which time depreciation commences.

(h) Prepaid land rent (net)

Prepaid land rent represent payments made to obtain land use rights. Prepaid land rent is recognized as an expense on a straight-line basis over the lease period of 40 years.

(i) Impairment of long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company assesses recoverability of the long-lived assets by comparing the carrying amount of the assets to the estimated future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. The Company recognizes an impairment loss in the event the carrying amount exceeds the estimated future undiscounted cash flows attributable to such assets, measured as the difference between the carrying amount of the assets and the fair value of the impaired assets. There was no impairment loss of long-lived assets in any of the years presented.

(j) Deferred convertible bond issuance costs

The issuance costs of the Company’s Convertible Bond due 2012 (“Convertible Bonds”) in the amount of RMB32,726,644 ($4,224,319) were deferred and are being amortized using the straight-line method, which approximates the effective interest rate method, over a period of three years from March 26, 2007, the date of issuance, to March 26, 2010, the earliest redemption date. The amortization expense for the six-month period ended June 30, 2007 was RMB2,866,567 ($371,364).

(k) Income taxes

Deferred income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, tax loss and investment tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded to reduce the carrying amount of deferred tax assets if it is considered more likely than not that some portion, or all, of the deferred tax assets will not be realized.

(l) Revenue recognition

The Company sells solar wafers and related products. The Company recognizes revenues when products are delivered and title has passed to customers, the price to the buyer is fixed and determinable, and collectibility is reasonably assured. Revenue includes reimbursement of shipping and handling costs. Shipping and handling costs incurred on sale of products and included in sales and marketing expense were $7,582, $6,809, $9,079 and

$4,974 in the years ended December 31, 2005 and 2006 and the six-month periods ended June 30, 2007 and 2006 (unaudited), respectively. Sales agreements typically contain customary product warranties but do not contain any post-shipment obligations nor any return or credit provisions.

A majority of the Company’s contracts provide that products are shipped under free on board (“FOB”) terms or cost, insurance and freight (“CIF”) terms. Under FOB, the Company fulfils its obligation when the goods have passed over the ship’s rail at the named port of shipment. The customer has to bear all costs and risks of loss or damage to the goods from that point. Under CIF, the Company must pay the costs, insurance and freight necessary to bring the goods to the named port of destination, and bears the risk of loss of or damage to the goods during transit. The Company recognizes revenue when the title of goods and risk of loss or damage is transferred to the customers.

The Company also enters into agreements to process silicon materials into silicon ingots and wafers for customers.

The Company has begun to extend credit terms only to a limited number of customers and receives cash for the majority of the sales transactions before delivery of products, which are recorded as advances from customers. For customers to whom credit terms are extended, the Company assessed a number of factors to determine whether collection from them is reasonably assured, including past transaction history with them and their credit-worthiness.

(m) Cost of revenues

Cost of revenues consists of production related costs including costs of silicon raw materials, consumables, direct labor, overhead costs, depreciation of plant and equipment, and contractor and processing fees.

(n) Research and development

Research and development cost are expensed when incurred.

(o) Warranty cost

The Company’s solar modules are typically sold with 20-year warranties against specified declines in the initial minimum power generation capacity at the time of delivery. We also provided warranties for our solar modules against defects in materials and workmanship for a period of two years from the date of sale. Warranty cost is accrued as revenue is recognized. Due to the limited solar module manufacturing history, the Company does not have a significant history of warranty claim. Cost of warranties is estimated based on an assessment of competitors’ accrual history, industry-standard testing, estimates of failure rates from quality review and other assumptions that are considered to be reasonable under the circumstances. Actual warranty costs are accumulated and charged against accrued warranty liability. To the extent that actual warranty cost differs from the estimates, the Company will prospectively revise the accrual rate.

In April 2006, the Company ceased manufacture and sale of solar modules.

(p) Foreign currency

The functional currency of ReneSola and its subsidiary in the PRC is Renminbi (“RMB”). The functional currency of ReneSola America is the United States Dollar (“US dollar”). Foreign currency transactions have been translated into the functional currency at the exchange rates prevailing on the date of transactions. Foreign currency denominated monetary assets and liabilities are translated into the functional currency at exchange rates prevailing on the balance sheet date. Exchange gains and losses have been included in determination of net income.

The Company has chosen the US dollar as its reporting currency. Assets and liabilities have been translated using exchange rates prevailing on the balance sheet date. Income statement items have been translated using the weighted average exchange rate for the year. Translation adjustments have been reported as a component of other comprehensive income in the statement of shareholders’ equity.

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Company’s cash and cash equivalents dominated in RMB amounted to RMB2,584,295 ($320,227), RMB1,607,516 ($205,862), RMB36,481,320 ($4,790,399) at December 31, 2005 and 2006 and June 30, 2007, respectively.

(q) Fair value of financial instruments

Financial instruments of the Company comprise cash and cash equivalents, accounts receivable, amounts due to related parties, short-term borrowings, accounts and other payables and long-term borrowings. As of December 31, 2005 and 2006 and June 30, 2007, carrying amounts of cash and cash equivalents, accounts receivable, amounts due to related parties, short-term borrowings, accounts and other payables approximate fair values due to the short-term maturity of these instruments. The carrying value of long-term borrowings approximates fair value due to the variable nature of the associated interest rates.

(r) Derivative financial instruments

The Company enters into derivative financial instruments such as foreign exchange forward contracts to manage its exposure to foreign currency risks. Derivative financial instruments are initially recognized in the balance sheet at fair value and subsequently re-measured to their fair value with changes in fair value included in determination of net income. Net loss on derivative financial instruments of $nil, $4,267, $20,318 and $nil was recognized as expense in the years ended December 31, 2005 and 2006 and the six-month periods ended June 30, 2007 and 2006 (unaudited), respectively.

As of December 31, 2006, the Company had three US dollar foreign currency forward exchange contracts outstanding with a total notional amount of $5,840,000. As of June 30, 2007, the Company did not have any outstanding foreign currency forward exchange contracts.

(s) Earnings per share

Basic earnings per share is computed by dividing income attributable to holders of common shares by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares.

(t) Share-based compensation

The Company measures the cost of employee services received in exchange for share-based compensation at the grant date fair value of the award. The Company recognizes compensation costs on a straight-line basis over the requisite service period, which is the vesting period.

(u) Comprehensive income

Comprehensive income is the change in equity during a period from transactions and other events and circumstances from non-shareholder sources. Components of the Company’s comprehensive income include net income and foreign currency translation adjustments.

(v) Concentrations of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable and advances to suppliers and related parties. The Company places its cash and cash equivalents with financial institutions with high-credit ratings and quality. The Company conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Company establishes an allowance for doubtful receivables mainly based on the age of receivables and factors surrounding the credit risk of specific customers.

3.	NEW ACCOUNTING PRONOUNCEMENTS

In February 2006, the Financial Accounting Standard Board (“FASB”) issued Statement No.155, Accounting for Certain Hybrid Financial Instruments (“SFAS 155”), which amends SFAS No.133 and SFAS No.140, and improves the financial reporting of certain hybrid financial instruments by requiring more consistent accounting that eliminates exceptions and provides a mean to simplify the accounting for these instruments. Specifically, SFAS 155 allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. SFAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The adoption of SFAS 155 is not expected to have a material impact on the Company’s financial position or results of its operations.

In June 2006, the FASB ratified Emerging Issues Task Force (“EITF”) Issue No. 06-3, How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (that is, Gross versus Net Presentation) (“EITF 06-3”), which allows companies to adopt a policy of presenting taxes in the income statement on either a gross or net basis. Taxes within the scope of this EITF would include taxes that are imposed on a revenue transaction between a seller and a customer. If such taxes are significant, the accounting policy should be disclosed as well as the amount of taxes included in the financial statements if presented on a gross basis. EITF 06-3 is effective for interim and annual reporting periods beginning after December 15, 2006. The Company presents tax on revenues on a net basis and does not believe that adoption of EITF 06-3 will have any impact on the Company’s financial statements.

In September 2006, the FASB issued Statement No.157, Fair Value Measurements (“SFAS 157”), which establishes a framework for measuring fair value and expands disclosures regarding fair value measurements. The changes to current practice resulting from the application of this Statement relate to the definition of fair value, methods used to measure fair value, and the expanded disclosures of fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and interim period within those fiscal years. The adoption of SFAS 157 is not expected to have a material impact on the Company’s financial position or its results of operations.

In February 2007, the FASB issued Statement No.159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). This Statement permits entities to choose to measure many financial instruments at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring different assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is effective for fiscal year beginning after November 15, 2007. The adoption of SFAS 159 is not expected to have a material impact on the Company’s financial position or its results of operations.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”). SAB 108 provides guidance on how prior year misstatements should be taken into consideration when quantifying misstatements in current year financial statements for purposes of determining whether the current year’s financial statements are materially misstated. SAB 108 is effective for fiscal years ending on or after November 15, 2006. The Company did not have a material impact on its financial position and results of operations on implementation of SAB 108.

4.	ACCOUNTS RECEIVABLE

An analysis of allowances for doubtful receivables at December 31, 2005 and 2006 and June 30, 2007 is as follows:

	At December 31,		At June 30, 2007
	2005	2006
Beginning of the year	$—	$10,145	$3,279
Allowances made during the year	131,373	65,808	52,392
Accounts receivables written-off against allowances	(121,228)	(72,674)	—

Closing balance	$10,145	$3,279	$55,671

5.	INVENTORIES

	At December 31,		At June 30, 2007
	2005	2006
Raw materials	$2,026,262	$31,981,420	$21,572,251
Work-in-process	453,090	12,129,868	52,365,010
Finished goods	753,561	664,082	1,387,784

Total inventories	$3,232,913	$44,775,370	$75,325,045

The amount of inventories for which title is not transferred to the third-party manufactures was $nil, $1,046,529 and $912,573 at December 31, 2005 and 2006 and June 30, 2007, respectively. The amount of inventories for which title and risk of loss was transferred to the third-party manufactures was $nil at December 31, 2005 and 2006 and June 30, 2007.

6.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, comprise:

	At December 31,		At June 30, 2007
	2005	2006
Buildings	$694,674	$2,998,342	$6,576,090
Plant and machinery	1,712,920	16,021,014	42,008,445
Motor vehicles	19,659	230,853	368,045
Office equipment	25,522	431,191	729,760

	2,452,775	19,681,400	49,682,340
Less: Accumulated depreciation	(30,095)	(762,954)	(2,022,031)

	2,422,680	18,918,446	47,660,309
Construction in progress	3,755	989,147	2,385,683

Property, plant and equipment, net	$2,426,435	$19,907,593	$50,045,992

Construction in progress represents new production facilities under construction. Depreciation expense for the years ended December 31, 2005 and 2006 and the six-month periods ended June 30, 2007 and 2006 (unaudited) was $45,013, $732,859, $1,223,123 and $160,762, respectively.

7.	INCOME TAX BENEFIT

	Years ended December 31,		Six months ended June 30,
	2005	2006	2007	2006
				(Unaudited)
Income before income tax
PRC	$573,513	$22,968,516	$14,860,428	$6,287,216
Other jurisdictions	—	(388,318)	(2,347,785)	—

Total income before income tax	$573,513	$22,580,198	$12,512,643	$6,287,216

Income tax benefit
PRC	$617,352	$2,714,401	$176,664	$751,011
Other jurisdictions	—	6,200	—	—

Total income tax benefit	$617,352	$2,720,601	$176,664	$751,011

Deferred tax benefit:
Investment tax credit carryforwards	$599,877	$2,639,980	$449,798	$730,674
Property, plant and equipment	—	68,681	(70,892)	19,064
Others	17,475	11,940	—	1,273

Total deferred tax benefit	$617,352	$2,720,601	$378,906	$751,011

Provision recorded as change in uncertain tax benefit:
FIN48 liability	$—	$—	$202,242	$—

ReneSola is a tax exempt company under the laws of British Virgin Islands. Under current laws of British Virgin Islands, the Company is not subject to income tax.

Zhejiang Yuhui is a Foreign Invested Enterprise (“FIE”). The statutory income tax rate in the PRC is 33%. As Zhejiang Yuhui is registered in the Coastal Economic Development Area of China, it is subject to an income tax rate of 26.4% (24% of state income tax plus 2.4% local income tax). As a manufacturing-oriented FIE, it is entitled to a tax exemption for two years starting from its first profitable year of operation (2005 to 2006), after utilizing any tax losses brought forward from prior years, and a reduced rate of 13.2% (12% of state income tax plus 1.2% local income tax) for the succeeding three years (from 2007 to 2009, please refer to the change under newly enacted Enterprise Income Tax law in subsequent paragraph).

Zhejiang Yuhui increased its registered capital from $1.5 million to $16.5 million in April 2006, and then to $28.5 million in September 2006. According to relevant PRC tax regulations, it is entitled to full exemption from enterprise income tax for the two years starting from its first profitable year of operation with respect to the income attributable to operations funded by the increased capital and a 50% deduction for the following three years, upon written approval from the tax authority.

ReneSola America is incorporated in the State of Delaware, the United States of America. ReneSola America does not conduct any business activity in Delaware. It is not subject to Delaware State income tax. However, as ReneSola America conducts business activities in the State of Indiana, it is subject to a progressive federal corporate income tax from 15% to 35% and Indiana State income tax of 8.5%, which is deductible from federal tax.

ReneSola Singapore is incorporated in the Republic of Singapore. The Corporate income tax rate is 18%.

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (“FIN 48”), which clarifies the accounting and disclosure for uncertainty in tax positions. FIN 48 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures.

The Company adopted the provisions of FIN 48 effective January 1, 2007. Based on its FIN 48 analysis, the Company has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits, and has measured the unrecognized tax benefits associated with the tax positions. As of January 1, 2007, the adoption of FIN 48 did not have an impact on the Company’s financial statements. As a result, there was no cumulative effect related to adopting FIN 48.

During the six months ended June 30, 2007, the Company has recorded FIN 48 liabilities of approximately $202,242, which, affects the effective income tax rate accordingly. It also recognized interest and/or penalties associated with the uncertain tax positions in the FIN 48 tax provision. As of June 30, 2007, the amount of interest and penalties related to the uncertain tax positions is immaterial.

The years 2003 to 2006 remain subject to examination by the PRC tax authorities.

The principal components of deferred income tax assets are as follows:

	At December 31,		At June 30, 2007
	2005	2006
Deferred tax assets
Investment tax credits carryforwards	$603,080	$3,318,095	$3,858,181
Property, plant and equipment	—	70,106	29
Other	22,724	35,544	36,288

Total deferred tax assets	$625,804	$3,423,745	$3,894,498

Analysis as:
Current	—	3,321,479	3,867,851
Non-current	625,804	102,266	26,647

	$625,804	$3,423,745	$3,894,498

In 2005, 2006 and the six-month period ended June 30, 2007, Zhejiang Yuhui purchased plant and equipment manufactured in the PRC. In accordance with PRC tax regulations, Zhejiang Yuhui received 40% of the purchased amount as an investment tax credit. The tax credit can be carried forward for 7 years. Investment tax credit carryforwards of $603,080, $2,715,015 and $540,086 expire in 2012, 2013 and 2014, respectively.

As of December 31, 2005 and 2006 and June 30, 2007, the Company has not recorded a valuation allowance to reduce its deferred tax assets because management believes that it is more likely than not that the deferred tax assets will be realized as it expects to generate sufficient taxable income in the future.

Reconciliation between the applicable statutory income tax rate and the Company’s effective tax rate for the years ended December 31, 2005 and 2006, and the six-month period ended June 30, 2007 is as follows:

	Years ended December 31,		Six months ended June 30, 2007
	2005	2006
PRC applicable income tax rate	26.4%	26.4%	26.4%
Non-deductible loss on disposal of plant and equipment	11.7%	—	—
Effect of tax holiday	(42.0%)	(29.7%)	(30.5%)
Investment tax credit	(104.6%)	(11.7%)	(3.6%)
FIN48 liability	—	—	1.6%
Other	0.9%	2.9%	4.7%

Effective income tax rate	(107.6%)	(12.1%)	(1.4%)

The aggregate amount and per share effect of the tax holiday are as follows:

	Years ended December 31,		Six months ended June 30,
	2005	2006	2007	2006
				(Unaudited)
the aggregate effect	$240,875	$6,706,319	$3,828,869	$1,839,541
Per share effect—basic and diluted	$0.01	$0.08	$0.04	$0.03

In March 2007, the National People’s Congress of China enacted a new Enterprise Income Tax Law (Tax Law) which will be effective January 1, 2008. The Tax Law provides that enterprises established under the laws of foreign countries or regions and whose “de facto management bodies” are located within the PRC will be considered as PRC resident enterprises, and will be subject to the PRC enterprise income tax at the rate of 25% of worldwide income. However, the Tax Law does not define the term “de facto management bodies.” Substantially all of the Company’s management is currently located in China. If they remain located in China after January 1, 2008, the offshore companies may be considered PRC resident enterprises and, therefore, be subject to the PRC enterprise income tax at the rate of 25% on worldwide income effective January 1, 2008.

Under the Tax Law, domestically-owned enterprises and foreign-invested enterprises (FIE) will be subject to an uniform tax rate of 25%. While the Tax Law equalizes the tax rates for FIEs and domestically-owned companies, preferential tax treatment would continue to be given to companies in certain encouraged sectors and to entities classified as high-technology companies. The Tax Law also provides a transition period starting from its effective date for those enterprises which were established before the promulgation date of the new tax law and which are entitled to a preferential lower tax rate and tax holiday under the existing effective tax laws or regulations. The tax rate of such enterprises will transition to the uniform tax rate within a five-year transition period, and the tax holiday, which has been enjoyed by such enterprises before the effective date of the new tax law, may continue to be enjoyed until the end of the holiday. Therefore, Zhejiang Yuhui will continue to be entitled to the current tax holiday during the transition period.

8.	BORROWINGS

Our bank borrowings consist of the following:

	At December 31,		At June 30,
	2005	2006	2007
Short-term	$712,498	$14,674,862	$58,929,422
Long-term, current portion	—	—	—

Subtotal	712,498	14,674,862	58,929,422
Long-term	—	—	4,727,196

	$712,498	$14,674,862	$63,656,618

In the years ended December 31, 2005 and 2006 and six-month period ended June 30, 2007, the maximum bank credit facilities granted to the Company were $712,498, $15,611,239 and $97,170,140, respectively, of which $712,498, $14,674,862 and $63,656,618 were drawn down and $nil, $936,377 and $33,513,522 were available as of December 31, 2005 and 2006 and June 30, 2007, respectively.

a) Short-term

The weighted average interest rate of short term loans was 7.3%, 6.0%, 5.9% and 6.1% in the years ended December 31, 2005 and 2006 and the six-month periods ended June 30, 2007 and 2006 (unaudited), respectively. These borrowings do not contain any financial covenants or restrictions. The borrowings are repayable within one year. As of December 31, 2005, the borrowings were secured against property, plant and equipment with carrying amounts of $1,013,630 and prepaid land rent of $183,969. As of December 31, 2006, the borrowings of

$11,519,371 were secured against property, plant and equipment with carrying amounts of $11,614,196, inventories of $14,727,163, and prepaid land rent of $2,422,334. As of June 30, 2007, borrowings of $33,444,912 were secured against property, plant and equipment with carrying amounts of $19,528,043, inventories of $48,840,005, and prepaid land rent of $2,452,227. In addition, $nil, $8,561,132 and $14,575,532, of the borrowings were guaranteed by Mr. Xianshou Li and his family as of December 31, 2005 and 2006 and June 30, 2007, respectively.

b) Long-term

The weighted average interest rate of long-term borrowings was 6.9% in the six-month period ended June 30, 2007. All bank loans are unsecured and have variable interest rates.

Future principal repayment on the long-term bank loans are as follows:

2007	$—
2008	—
2009	2,100,976
2010	2,626,220
2011 and after	—

$4,727,196

c) Interest expenses

Interest expense incurred for the years ended December 31, 2005 and 2006 and the six-month periods ended June 30, 2007 and 2006 (unaudited) was $27,396, $464,081, $1,152,944 and $109,459, respectively, of which $nil, $133,133, $860,400 and $5,961 has been capitalized in the cost of property, plant and equipment.

9.	OTHER CURRENT LIABILITIES

	At December 31,		At June 30, 2007
	2005	2006
Accrued payroll and staff welfare	$89,745	$716,106	$904,031
Other payables	228,369	606,953	2,213,364

	$318,114	$1,323,059	$3,117,395

10.	ACCRUED WARRANTY COSTS

The Company’s warranty activity is summarized below:

	At December 31,		At June 30,
	2005	2006	2007
Beginning balance	$—	$40,999	$62,928
Accrued in the year	40,999	21,929	—
Foreign exchange difference	—	—	1,597

Ending balance	$40,999	$62,928	$64,525

11.	CONVERTIBLE BOND

On March 26, 2007, the Company issued RMB 928,700,000 of US Dollar-Settled 1% Convertible Bonds due March 26, 2012 which are convertible into ordinary shares (the “New Shares”) of the Company. The US dollar settlement is based on the prevailing spot rate at the date of settlement. The Convertible Bonds rank pari passu with all other present and future unsecured and unsubordinated obligations of the Company. The key terms of the Convertible Bonds are as follows:

Interest. The Convertible Bonds bear interest at the rate of 1% per anum which is payable semi-annually in arrears on March 26 and September 26 in each year commencing September 26, 2007.

Redemption at maturity. Each Convertible Bond will be redeemable upon maturity at an amount equal to the US dollar equivalent of its RMB principal amount multiplied by 105.90% together with any accrued but unpaid interest (the “Redemption Amount”).

Conversion. The Convertible Bonds may be converted into AIM shares of the Company at the option of the holders at any time on or after April 10, 2007 until March 11, 2012. The number of AIM shares to be issued on conversion will be determined by dividing the RMB principal amount of the Convertible Bonds to be converted (translated into Pound Sterling at the fixed exchange rate of RMB15.0633 to £1.00) by the conversion price in effect at the conversion date. The conversion price is initially £5.88 per share and is subject to adjustment upon the occurrence of specified events. Based on the conversion price of £5.88 the number of AIM shares to be allotted and issued by the Company on full conversion of the Convertible Bonds will be approximately 10,485,231.

Call Options. The Company has the option to redeem all, but not part, of the Convertible Bonds at a price equal to the US dollar equivalent amount of the early redemption amount with any accrued but unpaid interest:

(1) on, or at any time after, March 26, 2009 and prior to the maturity date if the closing price of the AIM shares (converted to RMB at the prevailing RMB-to-Pound Sterling exchange rate) for a 30-trading day period prior to the date on which notice of such redemption is published is at least 130% of the applicable early redemption amount divided by the conversion ratio; or

(2) when the aggregate principal amount of the Convertible Bonds outstanding is less than 10% of the aggregate principal amount originally issued.

The early redemption amount of a bond will be determined such that it provides the holder a gross yield of 2.215%.

Put Options. The holders have the option to require the Company to redeem all or some of the Convertible Bonds at the US dollar equivalent amount of the early redemption amount plus any accrued but unpaid interest at the occurrence of a change of control or a delisting of the Company’s shares on AIM. In addition, on the third anniversary (March 26, 2010), the holders will have a right to redeem all or some of the bonds at a redemption price equal to the US dollar equivalent of its RMB principal amount multiplied by 103.47% together with any accrued but unpaid interest (the “Put Redemption Amount”).

No beneficial conversion feature charge was recognized for the issuance of the Convertible Bonds as the estimated fair value of the ordinary shares was less than the conversion price on the date of issuance.

The embedded conversion option, call options, and put options are not bifurcated and recognized as derivatives based on the application of SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”, and related interpretations.

As of June 30, 2007, the carrying value of the Convertible Bonds was $122,306,418. The Put Redemption Amount of $4,158,936 (103.47%) is being amortized over a period of three years from March 26, 2007, the date of issuance, to March 26, 2010, the earliest redemption date, using the straight-line method, which approximates the effective interest rate method. The additional Redemption Amount of $2,922,810 (105.9%) will be amortized from the earliest redemption date (March 26, 2010) through maturity (March 26, 2012) to the extent they are not redeemed at the early redemption date. For the six-month period ended June 30, 2007, the Company recognized total finance cost on the Convertible Bonds of $1,045,291.

12.	COMMON SHARES

On March 17, 2006, the Company issued 6,600 and 3,400 shares to Mr. Xianshou Li and Mr. Yuncai Wu for $0.66 and $0.34, respectively.

On July 24, 2006, the Board of Directors approved a share split on a 6,666.67 to 1 basis for all outstanding shares.

On August 8, 2006, ReneSola issued 33,333,333 shares for cash consideration of $1.50 per share in an initial public offer (“IPO”) on AIM for total proceeds of $50,000,000. The Company incurred share issuance costs of $13,734,004, of which $10,000,004 was settled by issue of shares (see note 13) and $3,734,000 was incurred in cash. The cash payment comprises fees directly attributable to the IPO for underwriting, audit, legal and other professional services of $2,067,715, $703,057, $671,399 and $291,829, respectively.

13.	SHARE BASED COMPENSATION

Share Award to Employees

Prior to 2006, the Company did not grant any share-based awards.

In August 2006, Mr. Xianshou Li, and certain other shareholders transferred 333,333 nonvested shares to Mr. Charles Xiaoshu Bai (Mr. Bai), the Chief Financial Officer of the Company. In accordance with the terms of the agreement, 111,111 shares vested immediately. The remaining 222,222 will vest equally in August 2007 and May 2008. If Mr. Bai does not fulfill his service condition, any remaining shares will be forfeited and returned to the shareholders. The fair value of the nonvested shares was $1.50 per share based on the market price at grant date. These shares do not have an exercise price and will vest at no cost to Mr. Bai.

In November 2006, the Company entered into an agreement with Mr. Panjian Li (Mr. Li), Chief Executive Officer of ReneSola America, and with Binghua Huang (Mr. Huang), Chief Technology Officer of the Company, to grant 40,000 and 20,000 shares, respectively, each year for a period of five and three years, respectively, commencing January 2008. The fair value of the shares was $4.47 per share based on the market price as of the grant date. These shares do not have an exercise price and will vest at no cost to Mr. Li or Mr. Huang.

A summary of the status of nonvested shares is presented below:

	Number of Shares	Weighted Average Grant-Date Fair Value	Aggregate Intrinsic Value
Granted during the year ended December 31, 2006	593,333	$2.80
Vested	(111,111)	$2.80

Nonvested at December 31, 2006	482,222	$2.80	$4,021,672
Granted during the six-month period ended June 30, 2007	—
Vested	—
Forfeited	—

Nonvested at June 30, 2007	482,222	$2.80	$5,454,296

Compensation cost of $264,445 and $163,670 has been charged against income during the year ended December 31, 2006 and the six-month period ended June 30, 2007, respectively, which has been recognized as general and administrative expense. At June 30, 2007, there was $1,234,773 total unrecognized compensation cost, which is expected to be recognized over a weighted average period of 3 years. The total fair value of shares vested during the year ended December 31, 2006 and the six-month period ended June 30, 2007 was $166,667 and $nil, respectively.

Share-based award to non-employees

In February 2006, Zhejiang Yuhui entered into an agreement with Diverso Management Limited (“Diverso”) for Diverso to render services as an advisor in connection with the Company’s initial public offer on AIM. In accordance with the terms of the agreement, Diverso was entitled to 10% of the initial public offer proceeds with an option to take 10% pre-IPO shares in settlement.

Diverso elected to take shares and the shareholders of the Company transferred 6,666,670 shares of their pre-IPO shares with a fair value of $10,000,004. The fair value of the shares was determined based on the market value of $1.50 as of the date of listing. This amount has been recognized as share issuance cost by an offset against proceeds received from the IPO.

14.	EMPLOYEE BENEFITS

In accordance with the relevant rules and regulations in the PRC, employees of Zhejiang Yuhui are covered by retirement benefit plans established by the local government. These plans are defined contribution plans and Zhejiang Yuhui has contributed 20% of the basic salaries of its employees. Other than the contribution, there is no further obligation for payments to employees under these plans.

The total contribution of $970, $187,852, $187,844 and $40,595 was expensed in the years ended December 31, 2005 and 2006 and the six-month periods ended June 30, 2007 and 2006 (unaudited), respectively.

15.	DISTRIBUTION OF PROFIT

As stipulated by the relevant laws ands regulations applicable to China’s foreign investment enterprises, the Company’s PRC subsidiary, Zhejiang Yuhui is required to make appropriations from net income as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) to non distributable reserves which include a general reserve, an enterprise expansion reserve and a staff welfare and bonus reserve. The amount to be allocated to the expansion and staff welfare and bonus reserves is at the discretion of the directors.

The general reserve is used to offset future extraordinary losses. The subsidiary may, upon a resolution passed by the shareholder, convert the general reserve into capital. The staff welfare and bonus reserve is used for the collective welfare of the employees. The enterprise expansion reserve is for the expansion of Zhejiang Yuhui’s operations and can be converted to capital subject to approval by the relevant authorities. These reserves represent appropriations of the retained earnings determined in accordance with the Chinese law.

Additional paid-in capital includes Zhejiang Yuhui’s registered capital of $1,500,182.

As a result of the PRC laws and regulations, Zhejiang Yuhui is restricted in its ability to distribute the registered capital and general reserve amounting to $1,563,326, $1,714,479, and $1,714,479 as at December 31, 2005 and 2006 and June 30, 2007, respectively.

16.	EARNINGS PER SHARE

Basic and diluted earnings per share have been calculated as follows:

	Years ended December 31,		Six months ended June 30,
	2005	2006	2007	2006
				(Unaudited)
Net income—basic and diluted	$1,190,865	$25,300,799	$12,689,307	$7,038,227

Weighted-average number of common shares outstanding—basic	66,666,699	80,000,032	100,000,032	66,666,699
Dilutive effect of nonvested shares	—	122,020	156,816	—

Weighted-average number of common shares outstanding—diluted	66,666,699	80,122,052	100,156,848	66,666,699

Basic earnings per share	$0.02	$0.32	$0.13	$0.11

Diluted earnings per share	$0.02	$0.32	$0.13	$0.11

Diluted earnings per share calculation as of June 30, 2007 excludes 5,619,157 common shares issuable upon the assumed conversion of the Convertible Bonds as their effect would have been anti-dilutive.

17.	RELATED PARTY BALANCES AND TRANSACTIONS

(a) Related party balances

Amounts due from related parties, excluding Zhejiang Yuhuan, comprised the following advances for purchase of raw materials and amounts receivable for sales of goods while amounts due from Zhejiang Yuhuan represented pre-paid rent:

	At December 31,		At June 30,
	2005	2006	2007
Zhejiang Yuhuan (controlled by Xianshou Li)	$666,622	$—	$—
Yuhuan County (controlled by Xianshou Li)	—	27,161	—
Newi-Solar GmbH (former shareholder)	715	—	—
Ruiyu Solar (former shareholder)	—	—	984,999
Xianshou Li	1,789	—	—
Yuncai Wu	3,567	—	—
Jiangxi Jingke*	—	—	3,151,464
Shangrao Desheng*	—	5,738,554	6,365,967

Total	$672,693	$5,765,715	$10,502,430

*	The brothers of Mr. Xianshou Li were the General Manager of Shangrao Desheng Industrial Co., Ltd (“Shangrao Desheng’) in 2006 and Jiangxi Jingke Co., Ltd (“Jiangxi Jingke”) in 2007.

Amounts due to related parties comprised short-term advances from the following related parties:

	At December 31,		At June 30,
	2005	2006	2007
Zhejiang Yuhuan	$—	$605,735	$227,168
Yuhuan County	137,679	—	—
Zhengmin Lian (director)	5,534	—	—
Ernest Tan (director)	—	—	557
Dongwu Lou (shareholder in 2005)	34,076	—	—

Total	$177,289	$605,735	$227,725

(b) Related party transactions

During the years ended December 31, 2005 and 2006 and the six-month periods ended June 30, 2007 and 2006, significant related party transactions were as follows:

	Years ended December 31,		Six months ended June 30,
	2005	2006	2007	2006
				(Unaudited)
Sale of goods to Newi-Solar GmbH	$964,075	$825,000	$—	$825,000
Sale of land use right to Zhejiang Yuhuan	288,415	—	—	—
Sale of goods to Yuhuan County	—	30,748	—	30,748
Purchase of raw materials from Shangrao Desheng		14,148,683	21,460,020	—
Purchase of raw materials from Jiangxi Jingke	—	—	7,448,480	—
Purchase of raw materials from Yuhuan County	38,344	4,140	—	—
Purchase of office building	—	1,295,978	—	1,295,978
Purchase of land use right	—	334,949	—	334,949

Total	$1,290,834	$16,639,498	$28,908,500	$2,486,675

In May 2006, the Company purchased an office building and land use right (prepaid land rent) from Zhejiang Yuhuan for a consideration of $1,295,978 and $334,949, respectively. The transaction was a transfer of assets between entities under common control, and accordingly, the office building and the land use right have been recorded at their historical costs of $1,008,183 and $292,056, respectively. The excess of fair value over historical cost of $330,688 has been recognized as a deemed distribution to the shareholders.

In April 2006, May 2006, August 2006 and February 2007, Mr. Xianshou Li and his family individually or jointly provided guarantees up to RMB30 million ($3.8 million), RMB10.07 million ($1.3 million), RMB85 million ($10.9 million) and RMB111 million ($14.6 million), respectively, for short-term borrowings from various domestic banks.

18.	COMMITMENTS AND CONTINGENCIES

As of June 30, 2007, commitments outstanding for purchase of property, plant and equipment were $70,187,618.

19.	SEGMENT REPORTING

The Company operates in a single reportable business segment which comprises manufacture and sale of solar wafers and related products. The chief operating decision maker is the chief executive officer of the Company.

The following table summarizes the Company’s revenues generated from each product:

	Years ended December 31,		Six months ended June 30,
	2005	2006	2007	2006
				(Unaudited)
Solar wafers	$21,290	$56,219,065	$72,117,018	$14,339,643
Processing services	—	5,855,423	4,192,515	712,538
Solar modules	3,918,711	2,176,052	—	2,176,052
Ingots	802,826	13,764,391	767,597	4,346,367
Solar cells	345,135	2,840,013	—	1,909,550
Other materials	—	3,515,735	3,310,387	558,113

Total	$5,087,962	$84,370,679	$80,387,517	$24,042,263

The following table summarizes the Company’s revenues generated from different geographic locations:

	Years ended December 31,		Six months ended June 30,
	2005	2006	2007	2006
				(Unaudited)
Asia:
Mainland China	$1,364,965	$56,591,411	$31,333,869	$15,911,974
Taiwan	—	14,705,505	41,243,617	3,253,182
Korea	—	6,942,451	4,448,757	2,576,492
Other Asian countries	21,225	1,542,523	2,455,966	133,799

Asia Total	1,386,190	79,781,890	79,482,209	21,875,447
Germany	3,337,902	1,989,815	55,966	1,984,090
Others	363,870	2,598,974	849,342	182,726

Total	$5,087,962	$84,370,679	$80,387,517	$24,042,263

Substantially all of the Company’s long-lived assets are located in Mainland China.

Major customers

Details of the customers accounting for 10% or more of total net revenues were as follows:

	Years ended December 31,		Six months ended June 30,
	2005	2006	2007	2006
				(Unaudited)
Customer A	$964,075	$1,053,420	$—	$1,035,009
Customer B	709,819	10,535,442	—	3,458,254
Customer C	611,914	—	—	—
Customer D	—	15,668,985	17,666,630	2,249,078
Customer E	—	9,277,442	34,449,882	2,543,295
Customer F	—	7,167,525	8,688,852	548,936
Customer G	—	—	—	5,602,384

20.	SUBSEQUENT EVENTS

On July 25, 2007, the Company acquired 51% equity interest in ReneSola (Malaysia) SND. BHD. (“ReneSola Malaysia”) for Ringgit Malaysian 1,260,521 (approximately $370,483). ReneSola Malaysia is in a business to treat, process, convert, compound and deal in recycled silicon materials.

On August 3, 2007, the Company entered into an agreement to form a joint venture for production of virgin polysilicon. In accordance with term of the agreement, the Company will make a cash investment of RMB102.9 million (approximately $13.7 million) for a 49% equity ownership interest in the joint venture.

On August 29, 2007, the Company established Sichuan ReneSola Silicon Material Co Ltd., a wholly owned subsidiary, in Sichuan Province, China, to engage in the production of polysilicon.

On September 27, 2007, the Company entered into an agreement with a Hong Kong supplier to purchase manufacturing equipment and spare parts to expand its operations in China. Pursuant to the agreement, the Company is obligated to pay cash totaling Euro 22,150,880 by installments and upon delivery of the equipment in 2009.

In October and November 2007, the Company granted 4,450,000 share options to directors, executive officers and other employees with exercise prices of £2.985 ($6.069) to £3.600 ($7.365). Total share-based compensation, net of estimated forfeitures, of approximately $13.4 million will be recognized over the vesting period of 5 years. The Company has used the Black Scholes model to estimate the fair value of the options using the following assumptions: risk-free rate of return of 4.64% – 5.06%, weighted average expected option life of 4.27 – 4.5 years, estimated volatility rate 72.39% – 78.06% and expected dividend yield of 0%.

RENESOLA LTD

UNAUDITED CONSOLIDATED BALANCE SHEET

(Amounts expressed in US dollars)

As of September 30, 2007
ASSETS
Current assets:
Cash and cash equivalents	$68,935,362
Accounts receivable, net of allowances for doubtful receivables of $59,081 on September 30, 2007	5,563,958
Inventories	94,262,658
Advances to suppliers	34,379,326
Amounts due from related parties	14,084,948
Value added tax recoverable	4,050,045
Prepaid expenses and other current assets	15,076,000
Deferred tax assets	4,905,981

Total current assets	241,258,278

Property, plant and equipment, net	94,400,346
Prepaid land rent, net	7,342,647
Deferred tax assets	23,500
Deferred convertible bond issue costs	3,609,872
Advances for purchases of property, plant and equipment	22,874,041

Total assets	$369,508,684

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	$74,554,266
Accounts payable	9,827,080
Advances from suppliers and customers	35,450,624
Amounts due to related parties	3,800
Other current liabilities	4,936,305

Total current liabilities	124,772,075

Deferred tax liabilities	156,825
Accrued warranty costs	65,424
Convertible bond payable	124,384,094
Long-term borrowings	6,657,100

Total liabilities	256,035,518

Commitments and contingencies (see note 18)

Minority interest	9,627,051
Shareholders’ equity
Common shares (no par value; 250,000,000 shares authorized; 100,000,032 shares issued September 30, 2007)	36,265,997
Additional paid-in capital	14,156,948
Retained earnings	48,729,211
Accumulated other comprehensive income	4,693,959

Total shareholders’ equity	103,846,115

Total liabilities and shareholders’ equity	$369,508,684

See notes to unaudited consolidated financial statements.

RENESOLA LTD

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

(Amounts expressed in US dollars, except number of shares and per share data)

	Nine months ended September 30,
	2007	2006
Net revenues:
Product sales	$143,995,664	$49,009,271
Processing services	8,931,421	3,089,756

Total net revenues	152,927,085	52,099,027

Cost of revenues:
Products sales	114,195,364	34,954,106
Processing services	4,855,050	1,297,847

Total cost of revenues	119,050,414	36,251,953

Gross profit	33,876,671	15,847,074

Operating expenses:
Sales and marketing	415,371	250,296
General and administrative	5,119,202	1,517,999
Research and development	244,341	27,982
Other general income	(334,917)	(154,947)

Total operating expenses	5,443,997	1,641,330

Income from operations	28,432,674	14,205,744

Non-operating (expenses) income:
Interest income	1,704,862	149,742
Interest expenses	(2,821,935)	(277,649)
Foreign exchange (loss) gain	(2,872,754)	222,667

Total non-operating (expenses) income	(3,989,827)	94,760

Income before income tax and minority interest	24,442,847	14,300,504

Income tax benefit	984,908	1,697,111

Minority interest	37,259	—

Net income	$25,465,014	$15,997,615

Earnings per share
Basic	$0.25	$0.22

Diluted	$0.25	$0.22

Weighted average number of shares used in computing earnings per share:
Basic	100,000,032	73,260,106

Diluted	100,147,666	73,260,106

See notes to unaudited consolidated financial statements.

RENESOLA LTD

UNAUDITED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND

COMPREHENSIVE INCOME

(Amount expressed in US dollars, except number of shares)

	Common Shares		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total	Total Comprehensive Income
	Shares	Amount
Balance at December 31, 2006	100,000,032	$36,265,997	$11,764,631	$23,264,197	$1,245,907	$72,540,732
Net income	—	—	—	25,465,014	—	25,465,014	$25,465,014
Share—based compensation	—	—	259,317	—	—	259,317
Shareholders’ contribution (see note 1)	—	—	2,133,000	—	—	2,133,000
Foreign currency translation adjustment	—	—	—	—	3,448,052	3,448,052	3,448,052

Balance at September 30, 2007	100,000,032	$36,265,997	$14,156,948	$48,729,211	$4,693,959	$103,846,115	$28,913,066

See notes to unaudited consolidated financial statements.

RENESOLA LTD

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in US dollars)

	Nine months ended September 30,
	2007	2006
Cash flows from operating activities:
Net income	$25,465,014	$15,997,615
Adjustments for:
Minority interest	(37,259)	—
Depreciation	2,436,996	375,363
Amortization of deferred convertible bond issue costs and premium	1,452,172	—
Allowances for doubtful receivables	91,456	26,371
Prepaid land rent expensed	100,993	9,472
Deferred taxes	(1,188,500)	(1,697,111)
Share-based compensation	259,317	190,867
Changes in operating assets and liabilities:
Accounts receivable	(4,798,305)	(988,172)
Inventories	(46,815,579)	(22,007,400)
Advances to suppliers	(16,457,212)	(12,834,386)
Amounts due from related parties	(7,924,821)	(6,739,627)
Value added tax recoverable	1,140,531	(2,813,839)
Prepaid expenses and other current assets	(11,773,405)	(6,503,087)
Prepaid land rent	(2,960,812)	(2,808,646)
Accounts payable	4,638,329	1,860,862
Advances from suppliers and customers	(360,902)	29,963,391
Other current liabilities	506,786	478,905
Accrued warranty costs	—	20,138

Net cash used in operating activities	(56,225,201)	(7,469,284)

Cash flows from investing activities:
Purchases of property, plant and equipment	(62,528,145)	(12,157,685)
Advances for purchases of property, plant and equipment	(7,174,238)	(3,699,687)

Net cash used in investing activities	(69,702,383)	(15,857,372)

Cash flows from financing activities:
Net proceeds from short-term borrowings	64,603,540	12,206,886
Proceeds from issuance of common shares	—	50,000,000
Share issuance costs	—	(3,734,000)
Net proceeds from issuance of convertible bonds	115,770,501	—
Contribution from minority shareholder of subsidiaries	360,824	—
Proceeds from capital contribution	2,133,000
Distribution in respect of reorganization (see note 1)	—	(2,878,000)

Other distribution to shareholders (see note 17)	—	(330,688)
Amounts due to related parties	(613,126)	(179,498)

Net cash provided by financing activities	182,254,739	55,084,700

Effect of exchange rate changes	2,746,509	112,327

Net increase in cash and cash equivalents	$59,073,664	$31,870,371
Cash and cash equivalents, beginning of year	9,861,698	404,139

Cash and cash equivalents, end of year	$68,935,362	$32,274,510

Supplemental schedule of non-cash transactions:
Contribution from shareholders for share issuance costs	$—	$10,000,004
Payable for purchases of property, plant and equipment	$3,191,047	$524,574

Supplemental disclosure of cash flow information:
Interest paid	$8,235,401	$285,427
Income tax paid	$1,996,235	$—

See notes to unaudited consolidated financial statements.

RENESOLA LTD

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND NATURE OF OPERATIONS

ReneSola, its subsidiaries and variable interest entity (collectively the “Company”) are engaged in the manufacture and sale of solar wafers and related products, which are integrated into photovoltaic cells, the principal component of crystalline solar panels.

The following table lists all subsidiaries and variable interest entity of the Company as of September 30, 2007:

Subsidiaries	Date of incorporation	Place of incorporation	Percentage of ownership
ReneSola Ltd	March 17, 2006	the British Virgin Islands	100%
Zhejiang Yuhui Solar Energy Co Ltd (“Zhejiang Yuhui”)	August 7, 2003	the People’s Republic of China (“PRC”)	100%
ReneSola America Inc. (“ReneSola America”)	November 12, 2006	the United States of America	100%
ReneSola Singapore Pte Ltd (“ReneSola Singapore”)	March 28, 2007	Singapore	100%
ReneSola (Malaysia) SDN BHD (“ReneSola Malaysia”)	February 12, 2007	Malaysia	51%
Linzhou Zhongsheng Semiconductor Silicon Material Co., Ltd (“Linzhou Zhongsheng”)	August 17, 2007	PRC	49%
Sichuan ReneSola Silicon Material Co., Ltd (“ReneSola Sichuan”)	August 25, 2007	PRC	100%

Zhejiang Yuhui commenced operations in July 2005. ReneSola America commenced operations in November 2006. ReneSola Singapore commenced operations in May 2007. ReneSola Malaysia and Linzhou Zhongsheng are expected to commence operation in October 2007 and January 2008, respectively.

In the periods presented, substantially all of the Company’s business was conducted through Zhejiang Yuhui.

ReneSola was listed on the Alternative Investment Market of the London Stock Exchange (“AIM”) on August 8, 2006.

Reorganization

In March 2006, ReneSola was incorporated in the British Virgin Islands. ReneSola was 66% owned by Mr. Xianshou Li, a director and chief executive officer, and 34% by Mr. Yuncai Wu, a director and chief operating officer.

As part of a restructuring process, in April 2006, all owners of Zhejiang Yuhui (the “Ultimate Owners”) sold 100% of their equity interests in Zhejiang Yuhui to ReneSola for $2,878,000, of which $2,133,000 were gifted back to Zhejiang Yuhui to be used to fund a bonus pool for the benefits of the employees of the Company. At the time of its incorporation, ReneSola was owned by the Ultimate Owners, through direct ownership or shareholder agreement, in the same proportion as their ownership interests in Zhejiang Yuhui. This restructuring process has been accounted for as a recapitalization, as ReneSola and Zhejiang Yuhui were under common control. Accordingly, the assets and liabilities were transferred at historical costs and the consideration paid by ReneSola has been recognized as distributions to shareholders. The consolidated financial statements have been presented as if ReneSola owned Zhejiang Yuhui throughout the periods presented.

Acquisitions of Subsidiary and Variable Interest Entity Interest

(a) In July 2007, the Company invested Ringgit Malaysian 1,260,521 (approximately $370,483) for a 51% equity interest in ReneSola (Malaysia) SND. BHD. (“ReneSola Malaysia”). ReneSola Malaysia is in the business of treating, processing, converting, compounding and dealing in recycled silicon materials. The Company has consolidated ReneSola Malaysia in its September 30, 2007 balance sheet. The equity interest not owned by ReneSola is reported as a non-controlling interest on the balance sheet as of September 30, 2007.

(b) In August 2007, ReneSola and Linzhou Zhongsheng Steel Co., Ltd. (“Zhongsheng Steel”) established Linzhou Zhongsheng Semiconductor (the “Joint Venture”), a joint venture to engage in virgin polysilicon production in Linzhou, Henan Province, China. Pursuant to the joint venture agreement, ReneSola and Zhongsheng Steel will invest approximately RMB102.9 million ($13.7 million) in cash for a 49% equity interest in the Joint Venture and approximately RMB107.1 million ($14.1 million) in the form of facilities, equipment and land use rights for the other 51% equity interest, respectively. As of September 30, 2007, ReneSola has contributed $8.0 million in cash while Zhongsheng Steel contributed tangible assets in the amount of $9.3 million. Under the joint venture agreement, Renesola is obligated to purchase 90% of the Joint Venture’s output, at 97% of the market price, for a period of 30 years. Under the requirements of Financial Accounting Standard Board (“FASB”) Interpretation No. 46 (Revised), Consolidation of Variable Interest Entities (“FIN 46(R)”), ReneSola has consolidated the Joint Venture in its September 30, 2007 balance sheet, as the Joint Venture was deemed a variable interest entity with ReneSola as its primary beneficiary. The equity interest of the Joint Venture not owned by ReneSola is reported as a non-controlling interest on the balance sheet as of September 30, 2007.

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

(a) Basis of presentation

The consolidated financial statements have been prepared and presented in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

(b) Basis of consolidation

The consolidated financial statements include the financial statements of ReneSola, its subsidiaries and its variable interest entity, Linzhong Semiconductor Silicon Limited. All significant inter-company transactions, balances and unrealized profits and losses have been eliminated on consolidation.

(c) Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of these financial statements and the reported amounts of revenues and expenses for the reporting periods presented. Actual results could materially differ from these estimates. Significant accounting estimates which are susceptible to change as more information becomes available include allowances for doubtful receivables, inventory write-downs, valuation of deferred tax assets, accrual of warranty costs, useful lives of property, plant and equipment and valuation of share-based compensation.

(d) Cash and cash equivalents

Cash and cash equivalents represent cash on hand and held with banks, including demand deposits, which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased.

(e) Inventories

Inventories are stated at the lower of cost or market. Cost is determined by the first-in-first-out method. Cost comprises direct materials, direct labor and those overhead costs that have been incurred in bringing the inventories to their present location and conditions.

Adjustments are recorded to write down the cost of obsolete and excess inventory to the estimated market value based on historical and forecast demand. The estimated market value is measured as the estimated selling price of each class of the inventories in the ordinary course of business less estimated costs of completion and disposal.

The Company’s scrap raw material inventory was less than $2 million as of September 30, 2007. The market value of these materials is primarily based upon a limited number of sales transactions and reference to an independent website containing estimated values for comparable scrap raw materials.

The Company outsources portions of its manufacturing process, including cutting ingots into wafers and converting wafers into solar cells, to various third-party manufacturers. These outsourcing arrangements may or may not include transfer of title of the raw material inventory (ingots or wafers) to the third-party manufacturers.

For those outsourcing arrangements in which title is not transferred, the Company maintains such inventory on the Company’s balance sheet as raw materials inventory while it is in physical possession of the third-party manufacturer. Upon receipt of the processed inventory, it is reclassified as work-in-process inventory and a processing fee is paid to the third-party manufacturer.

For those outsourcing arrangements, in which title (including risk of loss) transfers to the third-party manufacturer, the Company is constructively obligated, through raw materials sales arrangements and processed inventory purchase agreements which have been entered into simultaneously with the third-party manufacturer, to repurchase the processed inventory. In this case, the raw material inventory remains classified as raw material inventory while in the physical possession of the third-party manufacturer and cash received is classified as “advances from suppliers and customers” on the balance sheet and not as revenue or deferred revenue. Cash payment for outsourcing arrangement which require prepayment for repurchase of the processed inventory is classified as “advances to suppliers” on the balance sheet. There is no right of offset under these arrangements and accordingly, “advances from suppliers and customers” and “advances to suppliers” remain on the balance sheet until the processed inventory is settled.

(f) Advances to suppliers

The Company makes advance payments to suppliers for raw material supplies which are offset against future purchases. The balance of advances usually covers the next three months’ supply of raw materials required by the Company. The Company does not require collateral or other security against its advances to suppliers. The Company performs ongoing credit evaluation of the financial condition of its suppliers. For all periods presented, no allowance was made for any losses against advances to suppliers.

(g) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line basis over the following estimated useful lives:

Buildings	40 years
Plant and machinery	10 years
Motor vehicles	5 years
Office equipment	5 years

Construction in progress represents mainly the construction of new facilities. Costs incurred in the construction are capitalized and transferred to property, plant and equipment upon completion, at which time depreciation commences.

(h) Prepaid land rent (net)

Prepaid land rent represent payments made to obtain land use rights. Prepaid land rent is recognized as an expense on a straight-line basis over the lease period of 40 years.

(i) Impairment of long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company assesses recoverability of the long-lived assets by comparing the carrying amount of the assets to the estimated future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. The Company recognizes an impairment loss in the event the carrying amount exceeds the estimated future undiscounted cash flows attributable to such assets, measured as the difference between the carrying amount of the assets and the fair value of the impaired assets.

There was no impairment loss of long-lived assets in any of the years presented.

(j) Deferred convertible bond issuance costs

The issuance costs of the Company’s Convertible Bond due 2012 (“Convertible Bonds”) in the amount of RMB32,726,644 ($4,224,319) were deferred and are being amortized using the straight-line method, which approximates the effective interest rate method, over a period of three years from March 26, 2007, the date of issuance, to March 26, 2010, the earliest redemption date. The amortization expense for the nine-month period ended September 30, 2007 was RMB5,613,694 ($732,110).

(k) Income taxes

Deferred income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, tax loss and investment tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded to reduce the carrying amount of deferred tax assets if it is considered more likely than not that some portion, or all, of the deferred tax assets will not be realized.

(l) Revenue recognition

The Company sells solar wafers and related products. The Company also enters into agreements to process silicon materials into silicon ingots and wafers for customers. The Company recognizes revenues when products are delivered and title has passed to customers, the price to the buyer is fixed and determinable, and collectibility is reasonably assured. Revenue includes reimbursement of shipping and handling costs. Shipping and handling costs incurred on sale of products and included in sales and marketing expense were $9,648 and $6,280 in the nine-month periods ended September 30, 2007 and 2006, respectively. Sales agreements typically contain customary product warranties but do not contain any post-shipment obligations nor any return or credit provisions.

A majority of the Company’s contracts provide that products are shipped under free on board (“FOB”) terms or cost, insurance and freight (“CIF”) terms. Under FOB, the Company fulfils its obligation when the goods have passed over the ship’s rail at the named port of shipment. The customer has to bear all costs and risks of loss or damage to the goods from that point. Under CIF, the Company must pay the costs, insurance and freight necessary to bring the goods to the named port of destination, and bears the risk of loss of or damage to the goods during transit. The Company recognizes revenue when the title of goods and risk of loss or damage is transferred to the customers.

The Company has begun to extend credit terms only to a limited number of customers and receives cash for the majority of the sales transactions before delivery of products, which are recorded as advances from customers. For customers to whom credit terms are extended, the Company assessed a number of factors to determine whether collection from them is reasonably assured, including past transaction history with them and their credit-worthiness.

(m) Cost of revenues

Cost of revenues consists of production related costs including costs of silicon raw materials, consumables, direct labor, overhead costs, depreciation of plant and equipment, and contractor and processing fees.

(n) Research and development

Research and development cost are expensed when incurred.

(o) Warranty cost

The Company’s solar modules are typically sold with 20-year warranties against specified declines in the initial minimum power generation capacity at the time of delivery. We also provided warranties for our solar modules against defects in materials and workmanship for a period of two years from the date of sale. Warranty cost is accrued as revenue is recognized. Due to the limited solar module manufacturing history, the Company does not have a significant history of warranty claim. Cost of warranties is estimated based on an assessment of competitors’ accrual history, industry-standard testing, estimates of failure rates from quality review and other assumptions that are considered to be reasonable under the circumstances. Actual warranty costs are accumulated and charged against accrued warranty liability. To the extent that actual warranty cost differs from the estimates, the Company will prospectively revise the accrual rate.

In April 2006, the Company ceased manufacture and sale of solar modules.

(p) Foreign currency

The functional currency of ReneSola and its subsidiary in the PRC is Renminbi (“RMB”). The functional currency of ReneSola America is the United States Dollar (“US dollar”). Foreign currency transactions have been translated into the functional currency at the exchange rates prevailing on the date of transactions. Foreign currency denominated monetary assets and liabilities are translated into the functional currency at exchange rates prevailing on the balance sheet date. Exchange gains and losses have been included in determination of net income.

The Company has chosen the US dollar as its reporting currency. Assets and liabilities have been translated using exchange rates prevailing on the balance sheet date. Income statement items have been translated using the weighted average exchange rate for the year. Translation adjustments have been reported as a component of other comprehensive income in the statement of shareholders’ equity.

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Company’s cash and cash equivalents dominated in RMB amounted to RMB252,365,729 ($33,600,478) at September 30, 2007.

(q) Fair value of financial instruments

Financial instruments of the Company comprise cash and cash equivalents, accounts receivable, amounts due to related parties, short-term borrowings, accounts and other payables and long-term borrowings. As of September 30, 2007, carrying amounts of cash and cash equivalents, accounts receivable, amounts due to related parties, short-term borrowings, accounts and other payables approximate fair values due to the short-term maturity of these instruments. The carrying value of long-term borrowings approximates fair value due to the variable nature of the associated interest rates.

(r) Derivative financial instruments

The Company enters into derivative financial instruments such as foreign exchange forward contracts to manage its exposure to foreign currency risks. Derivative financial instruments are initially recognized in the balance sheet at fair value and subsequently re-measured to their fair value with changes in fair value included in determination of net income. Net loss on derivative financial instruments of $20,318 and $nil was recognized as expense in the nine-month periods ended September 30, 2007 and 2006, respectively.

As of September 30, 2007, the Company did not have any outstanding foreign currency forward exchange contracts.

(s) Earnings per share

Basic earnings per share is computed by dividing income attributable to holders of common shares by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares.

(t) Share-based compensation

The Company measures the cost of employee services received in exchange for share-based compensation at the grant date fair value of the award. The Company recognizes compensation costs on a straight-line basis over the requisite service period, which is the vesting period.

(u) Comprehensive income

Comprehensive income is the change in equity during a period from transactions and other events and circumstances from non-shareholder sources. Components of the Company’s comprehensive income include net income and foreign currency translation adjustments.

(v) Concentrations of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable and advances to suppliers and related parties. The Company places its cash and cash equivalents with financial institutions with high-credit ratings and quality. The Company conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Company establishes an allowance for doubtful receivables mainly based on the age of receivables and factors surrounding the credit risk of specific customers.

3.	NEW ACCOUNTING PRONOUNCEMENTS

In February 2006, the Financial Accounting Standard Board (“FASB”) issued Statement No.155, Accounting for Certain Hybrid Financial Instruments (“SFAS 155”), which amends SFAS No.133 and SFAS No.140, and improves the financial reporting of certain hybrid financial instruments by requiring more consistent accounting that eliminates exceptions and provides a mean to simplify the accounting for these instruments. Specifically, SFAS 155 allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. SFAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The adoption of SFAS 155 does not have a material impact on the Company’s financial position or results of its operations.

In September 2006, the FASB issued Statement No.157, Fair Value Measurements (“SFAS 157”), which establishes a framework for measuring fair value and expands disclosures regarding fair value measurements.

The changes to current practice resulting from the application of this Statement relate to the definition of fair value, methods used to measure fair value, and the expanded disclosures of fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and interim period within those fiscal years. The adoption of SFAS 157 is not expected to have a material impact on the Company’s financial position or its results of operations.

In February 2007, the FASB issued Statement No.159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). This Statement permits entities to choose to measure many financial instruments at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring different assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is effective for fiscal year beginning after November 15, 2007. The adoption of SFAS 159 is not expected to have a material impact on the Company’s financial position or its results of operations.

4.	ACCOUNTS RECEIVABLE

An analysis of allowances for doubtful receivables at September 30, 2007 is as follows:

At September 30, 2007
Beginning of the year	$3,279
Allowances made during the year	55,802
Accounts receivables written-off against allowances	—

Closing balance	$59,081

5.	INVENTORIES

At September 30, 2007
Raw materials	$40,817,776
Work-in-process	50,840,276
Finished goods	2,604,606

Total inventories	$94,262,658

The amount of inventories for which title is not transferred to the third-party manufactures was $2,561,392 at September 30, 2007. The amount of inventories for which title and risk of loss was transferred to the third-party manufacture was $nil at September 30, 2007.

6.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, comprise:

At September 30, 2007
Buildings	$12,905,739
Plant and machinery	62,632,747
Motor vehicles	508,698
Office equipment	1,379,116
leasehold improvement	111,435

77,537,735
Less: Accumulated depreciation	(3,281,073)

74,256,662
Construction in progress	20,143,684

Property, plant and equipment, net	$94,400,346

Construction in progress represents new production facilities under construction. Depreciation expense for the nine-month periods ended September 30, 2007 and 2006 was $2,518,119 and $378,929, respectively.

7.	INCOME TAX BENEFIT

	Nine months ended September 30,
	2007	2006
Income before income tax
PRC	$28,847,087	$14,410,869
Other jurisdictions	(4,404,240)	(110,365)

Total income before income tax	$24,442,847	$14,300,504

Income tax benefit
PRC	$984,908	$1,697,111
Other jurisdictions	—	—

Total income tax benefit	$984,908	$1,697,111

Deferred tax benefit:
Investment tax credit carryforwards	$1,410,623	$1,651,286
Property, plant and equipment	(225,007)	42,939
Others	2,884	2,886

Total income tax benefit	$1,188,500	$1,697,111

Provision recorded as changes in uncertain tax benefits:
FIN 48 liability	$203,592	$—

ReneSola is a tax exempt company under the laws of British Virgin Islands. Under current laws of British Virgin Islands, the Company is not subject to income tax.

Zhejiang Yuhui is a Foreign Invested Enterprise (“FIE”). The statutory income tax rate in the PRC is 33%. As Zhejiang Yuhui is registered in the Coastal Economic Development Area of China, it is subject to an income tax rate of 26.4% (24% of state income tax plus 2.4% local income tax). As a manufacturing-oriented FIE, it is entitled to a tax exemption for two years starting from its first profitable year of operation (2005 to 2006), after utilizing any tax losses brought forward from prior years, and a reduced rate of 13.2% (12% of state income tax plus 1.2% local income tax) for the succeeding three years (from 2007 to 2009, please refer to the change under newly enacted Enterprise Income Tax law in subsequent paragraph).

Zhejiang Yuhui increased its registered capital from $1.5 million to $16.5 million in April 2006, and then to $28.5 million in September 2006. According to relevant PRC tax regulations, it is entitled to full exemption from enterprise income tax for the two years starting from its first profitable year of operation with respect to the income attributable to operations funded by the increased capital and a 50% deduction for the following three years, upon written approval from the tax authority.

ReneSola America is incorporated in the State of Delaware, the United States of America. ReneSola America does not conduct any business activity in Delaware. It is not subject to Delaware State income tax. However, as ReneSola America conducts business activities in the State of Indiana, it is subject to a progressive federal corporate income tax from 15% to 35% and Indiana State income tax of 8.5%, which is deductible from federal tax.

ReneSola Singapore is incorporated in the Republic of Singapore. The Corporate income tax rate is 18%.

ReneSola Malysia is incorporated in Malaysia. The Corporate income tax rate is 27%.

ReneSola Sichuan is incorporated in the PRC. The Corporate income tax rate is 33%.

Linzhou Zhongsheng is incorporated in PRC. The Corporate income tax rate is 33%.

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (“FIN 48”), which clarifies the accounting and disclosure for uncertainty in tax positions. FIN 48 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures.

The Company adopted the provisions of FIN 48 effective January 1, 2007. Based on its FIN 48 analysis, the Company has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits, and has measured the unrecognized tax benefits associated with the tax positions. As of January 1, 2007, the adoption of FIN 48 did not have an impact on the Company’s financial statements. As a result, there was no cumulative effect related to adopting FIN 48.

During the nine months ended September 30, 2007, the Company has recorded FIN 48 liabilities of $203,592, which affects the effective income tax rate accordingly. It also recognized interest and/or penalties associated with the uncertain tax positions in the FIN 48 tax provision. As of September 30, 2007, the amount of interest and penalties related to the uncertain tax position is immaterial.

The years 2003 to 2006 remain subject to examination by the PRC tax authorities.

The principal components of deferred income tax assets are as follows:

At September 30, 2007
Deferred tax assets
Investment tax credits carryforwards	$4,896,028
Other	33,453

Total deferred tax assets	$4,929,481

Deferred tax liabilities
Property, plant and equipment	$156,825

Deferred tax assets
Analysis as:
Current	$4,905,981
Non-current	23,500

$4,929,481

Deferred tax liabilities
Current	$—
Non-current	156,825

$156,825

During the nine-month period ended September 30, 2007, Zhejiang Yuhui purchased plant and equipment manufactured in the PRC. In accordance with PRC tax regulations, Zhejiang Yuhui received 40% of the purchased amount as an investment tax credit. The tax credit can be carried forward for 7 years. Investment tax credit carryforwards of $603,080, $2,715,015 and $1,577,933 expire in 2012, 2013 and 2014, respectively.

As of September 30, 2007, the Company has not recorded a valuation allowance to reduce its deferred tax assets because management believes that it is more likely than not that the deferred tax assets will be realized as it expects to generate sufficient taxable income in the future.

Reconciliation between the applicable statutory income tax rate and the Company’s effective tax rate for the nine-month period ended September 30, 2007 is as follows:

Nine months ended September 30, 2007
PRC applicable income tax rate	26.4%
Non-deductible loss on disposal of plant and equipment	—
Effect of tax holiday	(30.1)%
Investment tax credit	(5.8)%
Fin 48 liability	0.8%
Other	4.7%

Effective income tax rate	(4.0)%

The aggregate amount and per share effect of the tax holiday are as follows:

	Nine months ended September 30,
	2007	2006
the aggregate effect	$7,382,851	$14,410,869
Per share effect—basic and diluted	$0.07	$0.20

In March 2007, the National People’s Congress of China enacted a new Enterprise Income Tax Law (Tax Law) which will be effective January 1, 2008. The Tax Law provides that enterprises established under the laws of foreign countries or regions and whose “de facto management bodies” are located within the PRC will be considered as PRC resident enterprises, and will be subject to the PRC enterprise income tax at the rate of 25% of worldwide income. However, the Tax Law does not define the term “de facto management bodies.” Substantially all of the Company’s management is currently located in China. If they remain located in China after January 1, 2008, the offshore companies may be considered PRC resident enterprises and, therefore, be subject to the PRC enterprise income tax at the rate of 25% on worldwide income effective January 1, 2008.

Under the Tax Law, domestically-owned enterprises and foreign-invested enterprises (FIE) will be subject to an uniform tax rate of 25%. While the Tax Law equalizes the tax rates for FIEs and domestically-owned companies, preferential tax treatment would continue to be given to companies in certain encouraged sectors and to entities classified as high-technology companies. The Tax Law also provides a transition period starting from its effective date for those enterprises which were established before the promulgation date of the new tax law and which are entitled to a preferential lower tax rate and tax holiday under the existing effective tax laws or regulations. The tax rate of such enterprises will transition to the uniform tax rate within a five-year transition period, and the tax holiday, which has been enjoyed by such enterprises before the effective date of the new tax law, may continue to be enjoyed until the end of the holiday. Therefore, Zhejiang Yuhui will continue to be entitled to the current tax holiday during the transition period.

8. BORROWINGS

Our bank borrowings consist of the following:

At September 30, 2007
Short-term	$74,554,266
Long-term, current portion	—

Subtotal	74,554,266
Long-term	6,657,100

$81,211,366

In the nine-month period ended September 30, 2007, the maximum bank credit facilities granted to the Company were $179,741,700, of which $81,211,366 were drawn down and $98,530,334 were available as of September 30, 2007.

a) Short-term

The weighted average interest rate of short term loans was 5.81% and 5.95% in the nine-month periods ended September 30, 2007 and 2006, respectively. These borrowings do not contain any financial covenants or restrictions. The borrowings are repayable within one year. As of September 30, 2007, borrowings of $38,629,847 were secured against property, plant and equipment with carrying amounts of $30,054,539, inventories of $49,520,846, and prepaid land rent of $2,470,420. In addition, $30,375,061 of the borrowings was guaranteed by Mr. Xianshou Li and his family as of September 30, 2007.

b) Long-term

The weighted average interest rate of long-term borrowings was 6.2% in the nine-month period ended September 30, 2007. All bank loans are unsecured and have variable interest rates.

Future principal repayment on the long-term bank loans are as follows:

2007	$—
2008	—
2009	2,130,272
2010	4,526,828
2011 and after	—

$6,657,100

c) Interest expenses

Interest expense incurred for the nine-month periods ended September 30, 2007 and 2006 was $ 2,213,243 and $285,427, respectively, of which $1,475,977 and $7,778 has been capitalized in the cost of property, plant and equipment.

9.	OTHER CURRENT LIABILITIES

At September 30, 2007
Accrued payroll and staff welfare	$1,067,267
Other payables	3,869,038

$4,936,305

10.	ACCRUED WARRANTY COSTS

The Company’s warranty activity is summarized below:

At September 30, 2007
Beginning balance	$62,928
Accrued in the period	—
Foreign exchange difference	2,496

Ending balance	$65,424

11.	CONVERTIBLE BOND

On March 26, 2007, the Company issued RMB 928,700,000 of US Dollar-Settled 1% Convertible Bonds due March 26, 2012 which are convertible into ordinary shares (the “New Shares”) of the Company. The US dollar settlement is based on the prevailing spot rate at the date of settlement. The Convertible Bonds rank pari passu with all other present and future unsecured and unsubordinated obligations of the Company. The key terms of the Convertible Bonds are as follows:

Interest. The Convertible Bonds bear interest at the rate of 1% per annum which is payable semi-annually in arrears on March 26 and September 26 in each year commencing September 26, 2007.

Redemption at maturity. Each Convertible Bond will be redeemable upon maturity at an amount equal to the US dollar equivalent of its RMB principal amount multiplied by 105.90% together with any accrued but unpaid interest (the “Redemption Amount”).

Conversion. The Convertible Bonds may be converted into AIM shares of the Company at the option of the holders at any time on or after April 10, 2007 until March 11, 2012. The number of AIM shares to be issued on conversion will be determined by dividing the RMB principal amount of the Convertible Bonds to be converted (translated into Pound Sterling at the fixed exchange rate of RMB15.0633 to £1.00) by the conversion price in effect at the conversion date. The conversion price is initially £5.88 per share and is subject to adjustment upon the occurrence of specified events. Based on the conversion price of £5.88 the number of AIM shares to be allotted and issued by the Company on full conversion of the Convertible Bonds will be approximately 10,485,231.

Call Options. The Company has the option to redeem all, but not part, of the Convertible Bonds at a price equal to the US dollar equivalent amount of the early redemption amount with any accrued but unpaid interest:

(1) on, or at any time after, March 26, 2009 and prior to the maturity date if the closing price of the AIM shares (converted to RMB at the prevailing RMB-to-Pound Sterling exchange rate) for a 30-trading day period prior to the date on which notice of such redemption is published is at least 130% of the applicable early redemption amount divided by the conversion ratio; or

(2) when the aggregate principal amount of the Convertible Bonds outstanding is less than 10% of the aggregate principal amount originally issued.

The early redemption amount of a bond will be determined such that it provides the holder a gross yield of 2.215%.

Put Options. The holders have the option to require the Company to redeem all or some of the Convertible Bonds at the US dollar equivalent amount of the early redemption amount plus any accrued but unpaid interest at the occurrence of a change of control or a delisting of the Company’s shares on AIM. In addition, on the third anniversary (March 26, 2010), the holders will have a right to redeem all or some of the bonds at a redemption price equal to the US dollar equivalent of its RMB principal amount multiplied by 103.47% together with any accrued but unpaid interest (the “Put Redemption Amount”).

No beneficial conversion feature charge was recognized for the issuance of the Convertible Bonds as the estimated fair value of the ordinary shares was less than the conversion price on the date of issuance.

The embedded conversion option, call options, and put options are not bifurcated and recognized as derivatives based on the application of SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”, and related interpretations.

As of September 30, 2007, the carrying value of the Convertible Bonds was $124,384,094. The Put Redemption Amount of $4,158,936 (103.47%) is being amortized over a period of three years from March 26, 2007, the date of issuance, to March 26, 2010, the earliest redemption date, using the straight-line method, which approximates the effective interest rate method. The additional Redemption Amount of $2,922,810 (105.9%) will be amortized from the earliest redemption date (March 26, 2010) through maturity (March 26, 2012) to the extent they are not redeemed at the early redemption date. For the nine-month period ended September 30, 2007, the Company recognized total finance cost on the Convertible Bonds of $2,084,669.

12.	COMMON SHARES

On March 17, 2006, the Company issued 6,600 and 3,400 shares to Mr. Xianshou Li and Mr. Yuncai Wu for $0.66 and $0.34, respectively.

On July 24, 2006, the Board of Directors approved a share split on a 6,666.67 to 1 basis for all outstanding shares.

On August 8, 2006, ReneSola issued 33,333,333 shares for cash consideration of $1.50 per share in an initial public offer (“IPO”) on AIM for total proceeds of $50,000,000. The Company incurred share issuance costs of $13,734,004, of which $10,000,004 was settled by issue of shares (see note 13) and $3,734,000 was incurred in cash. The cash payment comprises fees directly attributable to the IPO for underwriting, audit, legal and other professional services of $2,067,715, $703,057, $671,399 and $291,829, respectively.

13	SHARE BASED COMPENSATION

Share Award to Employees

Prior to 2006, the Company did not grant any share-based awards.

In August 2006, Mr. Xianshou Li, and certain other shareholders transferred 333,333 nonvested shares to Mr. Charles Xiaoshu Bai (Mr. Bai), the Chief Financial Officer of the Company. In accordance with the terms of the agreement, 111,111 shares vested immediately and 111,111 shares vested in August 2007. The remaining will vest in May 2008. If Mr. Bai does not fulfill his service condition, any remaining shares will be forfeited and returned to the shareholders. The fair value of the nonvested shares was $1.50 per share based on the market price at grant date. These shares do not have an exercise price and will vest at no cost to Mr. Bai.

In November 2006, the Company entered into an agreement with Mr. Panjian Li (Mr. Li), Chief Executive Officer of ReneSola America, and with Binghua Huang (Mr. Huang), Chief Technology Officer of the Company, to grant 40,000 and 20,000 shares, respectively, each year for a period of five and three years, respectively, commencing January 2008. The fair value of the shares was $4.47 per share based on the market price as of the grant date. These shares do not have an exercise price and will vest at no cost to Mr. Li or Mr. Huang.

A summary of the status of nonvested shares is presented below:

	Number of Shares	Weighted Average Grant-Date Fair Value	Aggregate Intrinsic Value
Granted during the year ended December 31, 2005	593,333	$2.80
Vested	(111,111)	$2.80

Nonvested at December 31, 2006	482,222	$2.80	$4,021,672
Granted	—
Vested	(111,111)
Forfeited	—

Nonvested at September 30,2007	371,111	$2.80	$2,569,055

Compensation cost of $259,317 and $190,867 has been charged against income during the nine-month period ended September 30, 2007 and 2006, respectively, which has been recognized as general and administrative expense. At September 30, 2007, there was $ 1,139,126 total unrecognized compensation cost, which is expected to be recognized over a weighted average period of 3 years. The total fair value of shares vested during the nine-month period ended September 30, 2007 and 2006 was $333,333 and $166,667, respectively.

Share-based award to non-employees

In February 2006, Zhejiang Yuhui entered into an agreement with Diverso Management Limited (“Diverso”) for Diverso to render services as an advisor in connection with the Company’s initial public offer on AIM. In accordance with the terms of the agreement, Diverso was entitled to 10% of the initial public offer proceeds with an option to take 10% pre-IPO shares in settlement.

Diverso elected to take shares and the shareholders of the Company transferred 6,666,670 shares of their pre-IPO shares with a fair value of $10,000,004. The fair value of the shares was determined based on the market value of $1.50 as of the date of listing. This amount has been recognized as share issuance cost by an offset against proceeds received from the IPO.

2007 Share Incentive Plan

On September 27, 2007, the Company adopted the Renesola Limited 2007 Share Incentive Plan (the “Plan”) that provides for grant of share options, restricted shares and restricted share units to participants, including employees and consultants of the Plan. A maximum of 7,500,000 authorized but unissued shares of the Company have been reserved and allocated to the Plan. The Plan shall be administered by the Compensation Committee of the Board of Directors (the “Committee”).

Except as otherwise noted in the award agreements with the employee or consultant, the options can be exercised within 6 years from the award date, except for participant’s termination of employment or service. The vesting schedule and the exercise price per share will be determined by the Committee and set forth in the individual award agreement. In the event of any distribution, share split, or recapitalization of the Company, the Committee shall make such proportionate and equitable adjustments, if any, to reflect such change with respect to (a) the aggregate number and type of shares that may be issued under the Plan and (b) the terms and conditions of any outstanding awards. Except as may otherwise be provided in any award agreement, if a change of control occurs and a participant’s awards are not converted, assumed, or replaced by a successor, such awards shall become fully exercisable and all forfeiture restrictions on such awards shall lapse.

As of September 30, 2007, there were no awards granted under the Plan.

14.	EMPLOYEE BENEFITS

In accordance with the relevant rules and regulations in the PRC, employees of Zhejiang Yuhui are covered by retirement benefit plans established by the local government. These plans are defined contribution plans and Zhejiang Yuhui has contributed 20% of the basic salaries of its employees. Other than the contribution, there is no further obligation for payments to employees under these plans.

The total contribution of $375,484 and $73,826 was expensed in the nine-month periods ended September 30, 2007 and 2006, respectively.

15.	DISTRIBUTION OF PROFIT

As stipulated by the relevant laws ands regulations applicable to China’s foreign investment enterprises, the Company’s PRC subsidiary, Zhejiang Yuhui is required to make appropriations from net income as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) to non distributable reserves which include a general reserve, an enterprise expansion reserve and a staff welfare and bonus reserve. The amount to be allocated to the expansion and staff welfare and bonus reserves is at the discretion of the directors.

The general reserve is used to offset future extraordinary losses. The subsidiary may, upon a resolution passed by the shareholder, convert the general reserve into capital. The staff welfare and bonus reserve is used for the collective welfare of the employees. The enterprise expansion reserve is for the expansion of Zhejiang Yuhui’s operations and can be converted to capital subject to approval by the relevant authorities. These reserves represent appropriations of the retained earnings determined in accordance with the Chinese law.

Additional paid-in capital includes Zhejiang Yuhui’s registered capital of $1,500,182.

As a result of the PRC laws and regulations, Zhejiang Yuhui is restricted in its ability to distribute the registered capital and general reserve amounting to $1,714,479 as at September 30, 2007.

16.	EARNINGS PER SHARE

Basic and diluted earnings per share have been calculated as follows:

	Nine months ended September 30,
	2007	2006
Net income—basic and diluted	$25,465,014	$15,997,615

Weighted-average number of common shares outstanding—basic	100,000,032	73,260,106
Dilutive effect of nonvested shares	147,634	—

Weighted-average number of common shares outstanding—diluted	100,147,666	73,260,106

Basic earnings per share	$0.25	$0.22

Diluted earnings per share	$0.25	$0.22

Diluted earnings per share calculation as of September 30, 2007 excludes 7,259,006 common shares issuable upon the assumed conversion of the Convertible Bonds as their effect would have been anti-dilutive.

17.	RELATED PARTY BALANCES AND TRANSACTIONS

(a) Related party balances

Amounts due from related parties comprised advances for purchase of raw materials as follows:

At September 30, 2007
Ruiyu Solar (former shareholder)	$985,003
Jiangxi Jingke*	2,529,698
Shangrao Desheng*	10,570,247

Total	$14,084,948

*	The brothers of Mr. Xianshou Li were the General Manager of Shangrao Desheng Industrial Co., Ltd (“Shangrao Desheng’) in 2006 and Jiangxi Jingke Co., Ltd (“Jiangxi Jingke”) in 2007.

Amounts due to related parties comprised short-term advances from the following related parties:

At September 30, 2007
Ernest Tan (director)	$3,800

Total	$3,800

(b)	Related party transactions

During the nine-month periods ended September 30, 2007 and 2006, significant related party transactions were as follows:

	Nine months ended September 30,
	2007	2006
Sale of goods to Newi-Solar GmbH	$—	$825,000
Sale of goods to Yuhuan Country	—	27,161
Purchase of ram materials from Shangrao Desheng	26,252,739	2,787,780
Purchase of raw materials from Jiangxi Jingke	8,796,122	—
Purchase of office building	—	1,295,978
Purchase of land use right	—	334,949

Total	$35,048,861	$5,270,868

In April 2006, May 2006, August 2006 and February 2007, Mr. Xianshou Li and his family individually or jointly provided guarantees up to RMB30 million ($3.8 million), RMB10.1 million ($1.3 million), RMB85 million ($10.9 million) and RMB260 million ($34.6 million), respectively, for short-term borrowings from various domestic banks.

18.	COMMITMENTS AND CONTINGENCIES

As of September 30, 2007, commitments outstanding for purchase of property, plant and equipment were $126,298,151.

19.	SEGMENT REPORTING

The Company operates in a single reportable business segment which comprises manufacture and sale of solar wafers and related products. The chief operating decision maker is the chief executive officer of the Company.

The following table summarizes the Company’s revenues generated from each product:

	Nine months ended September 30,
	2007	2006
Solar wafers	$139,592,308	$32,590,832
Processing revenue	8,931,421	3,089,756
Solar modules	—	2,176,052
Ingots	1,090,688	9,147,897
Solar cells	—	2,430,754
Other materials	3,312,668	2,663,736

Total	$152,927,085	$52,099,027

The following table summarizes the Company’s revenues generated from different geographic locations:

	Nine months ended September 30,
	2007	2006
Asia:
Mainland China	$88,862,481	$35,888,891
Taiwan	51,883,771	6,560,284
Korea	5,843,557	6,000,066
Other Asian countries	4,234,509	1,285,424

Asia Total	150,824,318	49,734,665
Germany	56,340	1,774,080
Others	2,046,427	590,282

Total	$152,927,085	$52,099,527

Substantially all of the Company’s long-lived assets are located in Mainland China.

Major customers

Details of the customers accounting for 10% or more of total net revenues were as follows:

	Nine months ended September 30,
	2007	2006
Customer A	$42,982,708	$4,387,092
Customer B	44,084,248	7,985,450
Customer C	19,675,960	3,859,890
Customer D	3,623,174	7,749,255
Customer E	—	7,684,083

20.	SUBSEQUENT EVENT

In October and November 2007, the Company granted 4,450,000 share options to directors, executive officers and other employees with exercise prices of £2.985 ($6.069) to £3.600 ($7.365). Total share-based compensation, net of estimated forfeitures, of approximately $13.4 million will be recognized over the vesting period of 5 years. The Company has used the Black Scholes model to estimate the fair value of the options using the following assumptions: risk-free rate of return of 4.64% – 5.06%, weighted average expected option life of 4.27 – 4.5 years, estimated volatility rate 72.39% – 78.06% and expected dividend yield of 0%.

10,000,000 American Depositary Shares

ReneSola Ltd

Representing 20,000,000 Shares

Credit Suisse	Deutsche Bank Securities

Piper Jaffray	CIBC World Markets	Lazard Capital Markets

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

British Virgin Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the British Virgin Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences or committing a crime. Our Articles of Association provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own willful neglect or default.

Pursuant to indemnification agreements, the form of which is to be filed as Exhibit 10.2 to this registration statement, we agree to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The Underwriting Agreement, the form of which is to be filed as Exhibit 1.1 to this registration statement, will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued the following securities (including options to acquire our shares). We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation D under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions.

Purchaser	Date of Sale or Issuance	Type and Number of Securities	Consideration ($)	Underwriting Discount and Commission
Xianshou Li	March 17, 2006	6,600 ordinary shares	0.66	N/A

Yuncai Wu	March 17, 2006	3,400 ordinary shares	0.34	N/A

See “Market Price Information” for a description of the placing of 33,333,333 shares on the AIM of the London Stock Exchange.

See “Management’s Discussion and Analysis of Financial Conditions and Results of Operations—Liquidity and Capital Resources” for a description of RMB928,700,000 U.S. Dollar Settled 1% Convertible Bonds due 2012.

See “Management—Share Incentive Plan” for a description of all options granted by the Company in October 2007.

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)	Exhibits

See Exhibit Index beginning on page II-6 of this registration statement.

(b)	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) For the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Jiashan, Zhejiang, People’s Republic of China, on January 10, 2008.

RENESOLA LTD

By:	/s/ Xianshou Li
Name:	Xianshou Li
Title:	Director and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Xianshou Li and Charles Xiaoshu Bai as attorneys-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the registration statement on Form F-1 (the “registration statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such registration statement, whether such amendments or supplements are filed before or after the effective date of such registration statement, to any related registration statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such registration statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such registration statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Martin Bloom Name: Martin Bloom	Chairman	January 10, 2008

/s/ Xianshou Li Name: Xianshou Li	Director and Chief Executive Officer (principal executive officer)	January 10, 2008

/s/ Charles Xiaoshu Bai Name: Charles Xiaoshu Bai	Chief Financial Officer (principal financial and accounting officer)	January 10, 2008

/s/ Yuncai Wu Name: Yuncai Wu	Director	January 10, 2008

/s/ Jing Wang Name: Jing Wang	Director	January 10, 2008

Signature	Title	Date

/s/ Binghua Huang Name: Binghua Huang	Director	January 9, 2008

/s/ Donald J. Puglisi Name: Donald J. Puglisi Title: Managing Director, Puglisi & Associates	Authorized U.S. Representative	January 9, 2008

RENESOLA LTD

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement.

3.1**	Memorandum and Articles of Association of the Registrant, as currently in effect.

4.1*	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3).

4.2**	Registrant’s Specimen Certificate for Shares.

4.3*	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts.

4.4**	Deed of Agreement among Xianshou Li, Yuncai Wu and Diverso Management Limited dated as of May 31, 2006.

4.5**	Deed of Agreement among Xianshou Li, Yuncai Wu, Diverso Management Limited and Charles Xiaoshu Bai dated as of August 3, 2006, amended as of March 7, 2007.

4.6**	Lock-in Deed among the Registrant, Hanson Westhouse LLP, Xianshou Li and Ruixin Holdings Limited dated as of August 2, 2006.

4.7**	Lock-in Deed among the Registrant, Hanson Westhouse LLP, Yuncai Wu and Yuncai Holdings Limited dated as of August 2, 2006.

4.8**	Lock-in Deed among the Registrant, Hanson Westhouse LLP and Xiaoshu Bai dated as of August 2, 2006.

4.9**	Lock-in Deed among the Registrant, Hanson Westhouse LLP and Diverso Management Limited dated as of August 2, 2006.

4.10**	Restricted Share Subscription Agreement between the Registrant and Xiaoshu Bai.

5.1**	Opinion of Harney Westwood & Riegels regarding the validity of the shares being registered.

8.1**	Opinion of Harney Westwood & Riegels regarding certain British Virgin Islands tax matters.

8.2**	Opinion of Latham & Watkins LLP regarding certain U.S. tax matters.

10.1**	2007 Share Incentive Plan.

10.2**	Form of Indemnification Agreement with the Registrant’s directors.

10.3**	Service Agreement among the Registrant, Zhejiang Yuhui and Xianshou Li.

10.4**	Chief Finance Officer Service Agreement between Zhejiang Yuhui and Charles Xiaoshu Bai.

10.5**	Service Agreement between the Registrant and Yuncai Wu.

10.6**	Chief Technology Officer Service Agreement between the Registrant and Binghua Huang.

10.7**	Employment Agreement among the Registrant, Zhejiang Yuhui and Panjian Li.

10.8**	Technology Consultant Service Agreement between the Registrant and Ying Tao.

10.9**	Chief Operating Officer Service Agreement between the Registrant and Cheng-Hsien Yeh.

10.10**	English Translation of Real Estate Transfer Agreement between Zhejiang Yuhuan and Zhejiang Yuhui dated as of May 8, 2006.

10.11**	English Translation of Fund Entrusted Management Contract between Zhejiang Yuhuan Solar Energy Co., Ltd. and Zhejiang Yuhui dated as of August 24, 2006.

Exhibit Number	Description of Document
†10.12**	Sales Contract between Motech Industries INC. and Zhejiang Yuhui dated as of November 17, 2006.

10.13**	English Translation of Sales Contract between Suntech Power Co. Ltd. and Zhejiang Yuhui dated as of September 20, 2006.

10.14**	English Translation of Form of Purchase Contract between Jingke Energy Co., Ltd. and Zhejiang Yuhui.

10.15**	English Translation of Form of Purchase Contract between Shangrao Desheng Industrial Co., Ltd.

10.16**	English Translation of Form of Guarantee Contract among Bank of China, Xiahe Lian and Xianshou Li.

10.17**	English Translation of Mortgage Contract between Industrial and Commercial Bank of China and Xianshou Li dated as of May 26, 2006.

†10.18**	English Translation of Equipment Purchase and Sales Contract between Shanghai Hanhong Precision Machinery Co., Ltd. and Zhejiang Yuhui dated as of June 2, 2007.

†10.19**	Form of Equipment Purchase Contract between Meyer Burger AG and Zhejiang Yunhui.

10.20**	English Translation of Contract between Beijing Oriental Keyun Crystal Technologies Co., Ltd. and Zhejiang Yuhui dated as of June 2, 2006.

10.21**	English Translation of Purchase Contract between Beijing Oriental Keyun Crystal Technologies Co., Ltd. and Zhejiang Yuhui dated as of November 16, 2006 and Confirmation for Effectiveness of Contract.

10.22**	Form of Contract between ALD Vacuum Technologies GmbH and Zhejiang Yuhui.

10.23**	English Translation of Loan Agreement between Zhejiang Yuhuan and Zhejiang Yuhui dated as of October 30, 2006.

10.24**	English Translation of Agreement among YCSESC, Zhejiang Yuhuan and Zhejiang Yuhui dated as of May 31, 2006.

†10.25**	Sales Contract between Zhejiang Yuhui and Komex Inc. dated as of June 29, 2006.

10.26**	Contract between HCT Shaping Systems SA and Zhejiang Yuhui dated as of May 23, 2007.

10.27**	English translation of Share Trust Agreement among Xianshou Li, Yuncai Wu, Xiangjun Dong and Zhengmin Lian dated as of May 2, 2006 as well as Supplemental Agreement in July 2007.

10.28**	Trust Deed between the Registrant and DB Trustees (Hong Kong) Limited dated as of March 26, 2007.

10.29**	Paying and Conversion Agency Agreement among the Registrant, Deutsche Bank AG, Hong Kong Branch, Deutsche Bank Luxembourg S. A. and DB Trustees (Hong Kong) Limited dated as of March 26, 2007.

10.30**	English Translation of Cooperation Agreement between the Registrant and Linzhou Zhongsheng Steel Co., Ltd. dated as of August 3, 2007.

10.31**	English Translation of Equity Joint Venture Contract between Linzhou Zhongsheng Steel Co., Ltd. and ReneSola Ltd. dated as of August 3, 2007.

10.32**	English Translation of Purchase Contract between Suntech Power Co., Ltd. and Zhejiang Yuhui dated as of September 30, 2007.

Exhibit Number	Description of Document

10.33**	English Translation of Lease Agreement between Zhejiang Yuhuan and Zhejiang Yuhui dated as of October 5, 2007.

10.34**	English Translation of Polysilicon Supply Contract between Sichuan Yongxiang Polysilicon Co., Ltd. and Zhejiang Yuhui dated as of October 16, 2007.

10.35**	Equipment Supply and Purchase Contract between Sichuan Renesola Silicon Material Co., Ltd. and Chemical Equipment Engineering Limited dated as of September 27, 2007.

10.36**	English Translation of Equity Transfer Agreement between Ruiyu Solar Energy Technology Co., Ltd. and the Registrant dated as of April 20, 2006.

10.37**	English Translation of Equity Transfer Agreement between Zhejiang Yuhuan and the Registrant dated as of April 20, 2006.

10.38**	English Translation of Purchase Contract between Shangrao Desheng Industrial Co., Ltd. and Zhejiang Yuhui dated as of July 9, 2007.

10.39**	English Translation of Polysilicon Supply Contract between Daqo New Material Co., Ltd. and Zhejiang Yuhui dated as of October 31, 2007.

10.40**	English Translation of Supply and Purchase Contract between JA Solar Co., Ltd. and Zhejiang Yuhui dated as of December 13, 2007.

10.41**	English Translation of Loan Contract between Bank of China and Zhejiang Yuhui dated as of January 2, 2008.

21.1**	Subsidiaries of the Registrant.

23.1	Consent of Deloitte Touche & Tohmatsu, an Independent Registered Public Accounting Firm.

23.2**	Consent of Harney Westwood & Riegels (included in Exhibit 5.1).

23.3**	Consent of Latham & Watkins LLP (included in Exhibit 8.2).

23.4**	Consent of Boss & Young.

24.1**	Powers of Attorney (included on signature page).

99.1**	Code of Business Conduct and Ethics of the Registrant.

*	To be filed by amendment.
†	Confidential treatment is being requested with respect to portions of this exhibit and such confidential treatment portions have been deleted and replaced with “****” and filed separately with the Securities and Exchange Commission pursuant to Rule 406 under the Securities Act of 1933.
**	Previously filed.